SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Annex 8.a – Arnoldo Wald Legal Opinion

ELECTRICITY DISTRIBUTORS ACTIVE IN THE NORTH AND NORTHEAST REGIONS. END OF CONCESSION PERIOD. NEED FOR LIQUIDATION. LEGAL IMPOSSIBILITY OF ASSUMING DEBT WITHOUT FAIR, FULL AND LIQUID COMPENSATION.

O P I N I O N

Requested by

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.

(ELETROBRAS)

and presented by

PROFESSOR ARNOLDO WALD

     São Paulo
December 2017

INDEX

I. THE CONSULTATION 3

II. FACTUAL CONTEXT PRESENTED 4

III.LEGALPREMISESFOR ANALYSIS 11

1st Premise: ELETROBRAS, as a publicly traded government controlled private company, is subject to the Corporations Act and to the CVM 11

2nd Premise: The GOVERNMENT is the controller of ELETROBRAS and it is subject to the Corporations Act 13

3rd Premise: Necessary reconciliation between the primary public interest and the obtaining of economic results 15

4th Premise: The administrators of ELETROBRAS are subject to the regime of responsibilities set forth in the Corporations Act, in the Administrative Dishonesty Act and in the State-Owned Company Act 17

VI. LEGAL IMPOSSIBILITY OF THE PROPOSED MODEL 19

To perform the operation in the manner indicated would represent an abusive use of the power of the controlling shareholder 19

Responsibility of ELETROBRAS Administrators 21

V. THE HYPOTHESIS OF LIQUIDATION 23

VI. THE AUDIT COMMITTEE AND ITS AUTHORITY 30

VII. RESPONSE TO THE QUESTIONS 35

I. THE CONSULTATION

1.

We were consulted by CENTRAIS ELÉTRICAS BRASILEIRAS S.A. (ELETROBRAS) regarding several legal aspects related to the privatization of electricity distributors in the North and Northeast regions, as follows: Companhia Energética do Piauí (CEPISA); Companhia Energética de Alagoas (CEAL); Companhia de Eletricidade do Acre (ELETROACRE); Centrais Elétricas de Rondônia S.A. (CERON); Boa Vista Energia S.A. (BOA VISTA ENERGIA); and Amazonas Distribuidora de Energia S.A. (AMAZONAS ENERGIA) (all of them referred to in this study as EDEs or DISTRIBUTORS).

2.

The purpose of this work is to present, in advance and in response to the urgency of this matter, some aspects of corporate and administrative law, especially related to the interpretation of the provisions of Law no. 6,404, of 12/15/1976 and of Law no. 13,303, of 6/30/2016, in regard to the rules of good governance of government controlled companies, as well as the regime of liabilities set forth in this law for the shareholders and administrators and the competence of the AUDIT COMMITTEES of these entities.

3.

In addition, this opinion will also examine Law no. 8,029, of 4/12/1990, Law no. 9,491, of 9/9/1997 and Law no. 13,334, of 9/13/2016, specifically in regard to the legal arguments in the event of dissolution of the distribution companies controlled by ELETROBRAS and that have operations in the

North and Northeast, within the context of the National Privatization Program (PND) and the Investment Partnership Program (PPI).

4.	At the end, based on the legal reasoning presented, we will answer the questions raised.

II. FACTUAL CONTEXT PRESENTED

5.	The electricity distribution contracts for the states of Amazonas, Rondônia, Roraima, Acre, Piauí and Alagoas expired on 7/7/2015.

6.

As a result of this consolidated legal situation, and based on Law no. 12,783, of 1/11/2013, the administrators of ELETROBRAS recommended that the concessions to the DISTRIBUTORS not be extended, allowing them to be sold, provided that this was done so by 12/31/2017, which was ratified by the ELETROBRAS shareholders at the 165th Extraordinary Shareholder Meeting, with a favorable vote from the GOVERNMENT. This was the decision at that time:

.”

“11. Approve, by a majority vote, that the concessions be returned at any time, of the distributors Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas

– CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A and that the following measures be taken for their liquidation, under the following hypotheses: (i) the transfer of share control referred to in item 9 above is not done by December 31, 2017; or (ii) the respective distributor fails to directly receive from the Federal Government or through rates, by the time of its transfer to the new controller, all the funds and remuneration necessary to operate, maintain and make investments related to the public services of the respective distributor, maintaining the economic and financial equilibrium of the Distributor, without any contribution of funds, for any reason, from Eletrobras, as established in item 9 above;”
” (emphasis added)

7.

In July 2016, MME Administrative Ruling no. 388, of 7/26/2016 was published, which regulated the regime of the “service provider” until the bidding was concluded, a regime established in art. 9, § 1, of Law no. 12,783, of 1/11/2013.

8.

In August 2016, the MINISTRY OF MINES AND ENERGY (MME) published MME Administrative Ruling no. 420, of 8/3/2016 (AMAZONAS ENERGIA); MME Administrative Ruling no. 421, of 8/3/2016 (ELETROACRE); MME Administrative Ruling no. 422, of 8/3/2016 (CERON); MME
Administrative Ruling no. 423, of 8/3/2016 (CEPISA); MME Administrative Ruling no. 424, of 8/3/2016 (CEAL); and MME Administrative Ruling no. 425, of 8/3/2016 (BOA VISTA ENERGIA), attributing to those DISTRIBUTORS the function of “service providers,” in reference to the regime of Law no. 12,783, of 1/11/2013.

9.	NATIONAL PRIVATIZATION PROGRAM (succeeded The DISTRIBUTORS were later included in the by the PPI1) through Decree no. 8,893, of

1 Art. 1, § 1, III, of Law no. 13,334, of 9/13/2016 (after the conversion of PPD no. 727, of 5/12/2016). Art. 7, V, “c,” of Law no. 13,334, of 9/13/2016 even creates the INVESTMENT PARTNERSHIP PROGRAM COUNCIL OF THE PRESIDENCY OF THE REPUBLIC (CPPI) attributing to it the functions of the National Privatization Council;

11/1/2016 (art. 1, IV to IX), in light of art. 1, heading and § 1, III, of Law no. 13,334, of 9/13/2016.

10.

In turn, Decree no. 8,893, of 11/1/2016, is the result of the processing indicated in Resolution no. 3, of 9/13/2016, which, within the scope of the CPPI, came out in favor of the qualification of the DISTRIBUTORS for execution through partnership contracts with private initiative.

11.

Later, CPPI Resolution no. 13, of 8/23/2017, also came out “in favor of qualification of the privatization measures related to Centrais Elétricas Brasileiras S.A. – Eletrobras, within the scope of the Investment Partnership Program of the Presidency of the Republic” (art. 1).

12.

Article 2 of Decree no. 8,893, of 11/1/2016, established that BANCO NACIONAL DE DESENVOLVIMENTO ECONÔMICO E SOCIAL (BNDES) would be responsible for the execution and monitoring of the privatization process of the electricity distribution public service concessionaire companies.

13.

The proposal for the model of privatization of the distributors prepared by BNDES was presented on 9/27/2017, and suggested a so-called “combo,” that is, the promotion of bidding for the concession of electricity distribution associated with the transfer of control of the legal entity that provides the service[2].

14.

Therefore, the model proposed merged two options established for privatizations: (i) the sale of shares, including share control (art. 4, I, of Law no. 9,491, of 9/9/1997); and (ii) the grant of a concession of public service (art. 4, VI, of Law no. 9,491, of 9/9/1997).

15.	In addition, the BNDES suggested, as a condition for the feasibility of the privatization design, that ELETROBRAS assume the debt of the DISTRIBUTORS or convert it into capital stock.

16.

The justification given was intended to make the transaction attractive for future investors and participants in the bidding, so that the shares of the DISTRIBUTORS would have a symbolic value on thedate of their transfer, and the equity value of the company would be close to zero.[3]

17.

It was also suggested that the DISTRIBUTORS be , after the “Stage 1” (minimum adjustment to the capital structure), for R$ 50,000.00 which, according to the “Mais Energia B Consortium,” is the most appropriate due to the need to sell shares not only to investors, but also to employees and retirees (which requires that the value of these shares be factual).

2 The document entitled “Privatization of Eletrobras System Distributors– Product 11: Modeling Proposal for Privatization of Amazonas” of September 2017, was prepares by the More Energy B Consortium, led by PriceWaterhouseCoopers Finance & Recovery Ltda., a consortium contracted on 2/14/2017, in compliance with art. 2, II, of Decree no. 8,893, of 11/1/2016; 3 P. 41 of the report “Privatization of Eletrobras System Distributors– Product 11: Modeling Proposal for Privatization of Amazonas”;

18.

Recently Decree no. 9,192, of 11/6/2017 was published, which regulated Law no. 12,783, of 1/11/2013, to make provisions on the bidding for distribution and transmission concessions associated with the transfer of control of legal entities that provide electricity services.

19.

Art. 1 of this law regulated the model proposed by BNDES to refer to the bidding for concession of electricity distribution associated with the transfer of share control, and its art. 4, §§ 10 and 11, established the recommendations made based on studies conducted by BNDES referring to the contribution of funds or the assumption of the debt of the DISTRIBUTORS.

20.

A few days later, CPI Resolution no. 20 was published on 11/8/2017, in which the PPI Council (CPPI) approved the model for the transfer of share control of the DISTRIBUTORS held by ELETROBRAS in a manner associated with the grant of the concession.

21.

Once again, the model proposed by BNDES based on the “Mais Energia B Consortium” report was adopted in full, and also established the transfer of share control of the DISTRIBUTORS for the nominal price of R$ 50,000.00 (art. 2 and sections) and the need to assume debt by ELETROBRAS (art. 3 and sections).

22.	The assumption of debt referred to in Decree no. 9,192, of 11/6/2017 (art. 4, §§ 10 and 11), and CPI

Resolution no. 20, of 11/8/2017 (art. 3), would involve:

The conversion of ordinary funds and the advance for future capital increase (OR and AFCI) and the DISTRIBUTORS owed to third parties, covering obligations with or without guarantees given by

23.

The BNDES report classified those debts into three types: (i) the debts of the DISTRIBUTORS to ELETROBRAS itself[4]; (ii) the debts owed to specific third parties (overdue obligations referring to fuel supply contracts for PETROBRAS, CIGÁS and others); and (iii) debts owed to other third parties (other creditors of the DISTRIBUTORS, such as public banks, private financial institutions and

24.

Under the FEDERAL GOVERNMENT’S planning, this assumption of debt would correct the accounts of these DISTRIBUTORS (which total at least R$ 11,240,389,380.55, not including the illiquid debt, which could raise this amount even higher), making them an attractive product for the subsequent

4 This group includes (i) the debts resulting from funds borrowed from the World Bank for investment; (ii) amounts obtained by ELETROBRAS for the DISTRIBUTORS from the Global Reversion Reserve (RGR), whether during the period before the condition of provision of temporary service of in the period after; (iii) ordinary funds (OR), understood to be the transfers from ELETROBRAS to the DISTRIBUTORS through low cost loans for financing; (iv) advances for future capital increases (AFCI) made by ELETROBRAS; and (v) debts related to affiliates; that is, financial obligations contracted with other ELETROBRAS companies, such as ELETRONORTE, FURNAS and CHESF.

bidding proceeding (art. 1 of Decree no. 9,192, of 11/6/2017).

25.

However, if the DISTRIBUTORS were to achieve a debt-free balance sheet, ELETROBRAS would have to recklessly assume a scandalously high amount of debt, without the necessary compensation, which would have a substantial impact on its cash flow, placing at risk its very existence as a company and allowing its administrators to be sued for damages caused to the company and to its minority

26.	In regard to this point, we note that CPI Resolution no. 20, of 11/8/2017, does not indicate the controlled company. However, CPPI Resolution no. 28, of

(a) ELETROBRAS, at the discretion of its General Meeting, could assume rights and obligations that are the responsibility of the DISTRIBUTORS, referring to the Fuel Consumption Account (CCC )and to the Energy Development Account (CDE); b) The Shareholder Meeting of ELETROBRAS to vote on the sale of share control of the DISTRIBUTORS must be held by 2/1/2018.

27.

Therefore, one of the objectives of CPPI Resolution no. 28, of 11/22/2017 was to make available the “compensation” for assuming the debt through the supposed rights of the DISTRIBUTORS to the sector funds; however, according to information we were provided, these are credits questioned by ANEEL itself, and are therefore, uncertain, illiquid and hard to receive.

III. LEGAL PREMISES FOR ANALYSIS

28.	As we have seen, the model proposed by BNDES, based on the “Mais Energia B” Consortium report, assumes the assumption of the debts of the DISTRIBUTORS by ELETROBRAS.

29.	However, this assumption of debt without compensation seems to us to be illegal from the corporate position of ELETROBRAS, since itwould harm the company.

1st Premise: ELETROBRAS, as a publicly traded government controlled private company, is subject to the Corporations Act and to the CVM

30.

The first premise is that ELETROBRAS, a government controlled private company with shares traded on the stock market ADRs issued abroad and traded on the New York Stock Exchange, is covered by Law no. 6,404, of 12/15/1976 (the “Corporations Act”), and Law no. 6,385, of 12/7/1976 (the “CVM Act”), and therefore, to the SECURITIES COMMISSION (CVM) and to the rules applied by the regulatory entities to companies that issue ADRs traded on the stock market in the United States and in the state of New York.

31.	That conclusion becomes evident by the application of art. 235, heading and § 1, of the Corporations

Act; art. 4, § 2, of Law no. 13,303, of 6/30/2016 (the “State-Owned Company Act”), in addition to the private law regime reserved for the government controlled companies, as established in the Constitution (art. 173, § 1, II, and § 2).

32.	Therefore, the control exercised by CVM is also intended to “protect the owners of securities and market investors against: b) illegal acts by administrators and controlling shareholders of publicly traded companies. (art. 4, IV, “b,” of the CVM Act).

33.	This can be seen by the fact that ELETROBRAS was recently subject to an important judgment by the CVM to determine if there was any conflict of interest in the vote of the controlling shareholder (CVM Sanctioning Administrative Proceeding no. RJ2013/6635, of 5/26/2015).

2ndPremise: The GOVERNMENT is the controller of ELETROBRAS and it is subject to the Corporations Act

34.	The second premise is that the GOVERNMENT, the controller of ELETROBRAS, is subject to the rules on shareholder liability, especially those that apply to the controlling shareholder, as established in art. 238 of the Corporations Act, whether it is the GOVERNMENT or any other legal entity.

35.	In this regard, this case falls under art. 115, heading and §§ 1 and 2, of the Corporations Act (which considers to be abusive a vote taken in order to cause harm to the company, even if this position die not prevail); and art. 116 of the same law, which states that the controlling shareholder must use its power to make the company achieve its purpose and carry out its social function; as well as art. 117, which effectively determines the liability of the controller, defining the abusive exercise of power among other modalities, when the company is oriented for purposes outside its company purpose to the detriment of the minority shareholders).

36.	Based on a reading of the provisions above, it can be seen that controllers have a duty of loyalty and trust to the company where they work, and may not, for example, vote against the interests of the company, in an act against company property that is unfair to the other shareholders.

37.	In fact, their duty of responsibility and trust to the company is one of the hallmarks of the regulation of the rules of society, and for this reason, the act of betraying company interests to their own benefit or the benefit of another is an evident illegal and abusive act by the controller. This is the rule contained in art. 115 of the Corporations Act.

38.	As correctly indicated by the CVM:

“…In turn, art. 238 of Law no. 6,404, of 1976, reinforces the duties and liability of the controlling State established in articles 116 and 117 of the same law, but emphasizes that the State ‘may guide the activities of the company in order to meet the public interest that justified its creation.’ In other words, this provision repeats the fact that the public controller is subject to the same limits that apply to a private controller, at the same time as it allows the conducting of the company’s activities, provided that they are aimed at meeting the public interest referred to therein”[5] (emphasis added)

39.	Therefore, it is obvious that the GOVERNMENT, as the controlling shareholder of ELETROBRAS, does not have the freedom to run the company as if it were a mere instrument of the fiscal policy of the FEDERAL GOVERNMENT. Its position of company supremacy does not allow it to ignore the minority shareholders and the company’s own objectives, to, for example, force the company to assume a debt in an unjustified, high and disproportionate manner, to the detriment of all.

3rd Premise: Necessary reconciliation between the primary public interest and the obtaining of economic results

40.	The third fundamental premise is that any government controlled company (this group includes ELETROBRAS) must reconcile the public interest with the desire to obtain profits.

41.	In the first place, it should be clarified that art. 238 of the Corporations Act refers to the primary public interest, which is understood to be the once that serves society, as opposed to the secondary instrument, which is the merely financial interest of the government apparatus. That financial interest of the controlling shareholder cannot conflict with the company purpose established in the law and the articles of incorporation.

5 Opinion of Reporter Justice Luciana Dias, paragraph 43. CVM Sanctioning Administrative Proceeding no. RJ2013/6635, judged on 5/26/2015;

42.	It is evident that there is no ontological incompatibility between the interest of the company and the public interest in the government controlled companies, provided that the public interest mentioned in the article is considered the primary interest of the company’s social function, linked to the objectives set in the law for its creation[6].

43.	In the words of CELSO ANTÔNIO BANDEIRA DE MELLO:

“…Thus, independent of the fact that by definition, it is responsible for the public interests, the State may have, as much as other entities do, interests that are specific and individual to it, and which, as their interests, are conceived in their mere individualities and appear in the State as an entity. These latter interests are not public interests, but instead, individual interests of the State, and are therefore similar (from an extra-legal prism), to the interests of any other subject ”[7]

44.	The distinction between the primary public interest and the so-called secondary public interest, originally pointed out by RENATO ALESSI, is an important criterion for the critical evaluation of the real interests defended by the Government as the controlling shareholder of a government controlled company, especially when its desire to run the company is focused on the adoption of measures that are objectively harmful to the company and contrary to the very principle of preservation of the company.[8]

6 Along these same lines, see, MATTOS FILHO, Ary Oswaldo. Direito dos valores mobiliários. Volume 1. São Paulo: FGV Editora, 2015, p. 450: .”.. since the articles of organization of government controlled companies are established in the law, legal interpreters should analyze the company’s articles in order to mark their powers and duties, and as a result, any liability attributed to its shareholder, whether controlling or not, as well as to its administrators.”

7 BANDEIRA DE MELLO, Celso Antônio. Curso de Direito Administrativo. São Paulo: Malheiros, 2012, 29ª ed., p. 66;

45.	On the other hand,itis also important to emphasizethatallgovernmentcontrolledcompanies, such as ELETROBRAS – should seek economic results[9] and, therefore, any model that involves assuming debt should be examined based on this premise.

4th Premise: The administrators of ELETROBRAS are subject to the regime of responsibilities set forth in the Corporations Act, in the Administrative Dishonesty Act and in the State-Owned Company Act

8 CARVALHOSA, Modesto. Comentários à Lei de Sociedades Anônimas. 4th volume. Tome I.

São Paulo: Editora Saraiva, 2011, p. 433: .”..we understand that the State, by operating a government controlled company, must focus on the primary public interest, which is the interest of the group, and not the secondary public interest, which is that of the state assets. This fundamental classification, presented by Alessi, and which can give support to the article now under comment. Therefore, public service (which includes the indirect administration, and in it, the government controlled companies – Dec.-Law no. 200, of 1967, art. 4) should comply with the principle of supremacy of the public interest. And, in order to understand the meaning of public interest, it is necessary to make the distinction between primary and secondary public interest. The first, as has been noted, represents the interest of society, the second, that of the state apparatus. The primary interest must always be predominant in the operational activities of government controlled companies.” (Emphasis added). Also in this sense, Otavio Yazbek (“Privatizações e relação entre interesses públicos primários e secundários – as alterações na legislação societária brasileira,” In: Revista de

Direito Mercantil, no. 120, Oct/Dec, 2000, p. 107); José Alexandre Tavares Guerreiro (“Conflitos de interesse entre sociedade controladora e controlada e entre coligadas, no exercício do voto em assembleias gerais e reuniões sociais,” In: Revista de Direito Mercantil,

Industrial, Econômico e Financeiro, no. 51, Jul/Sep, 1983, p. 32; Mario Engler Pinto Junior

(“Empresa estatal: função econômica e dilemas societários. São Paulo: Atlas, 2013, 2ª edição, p. 230); VENANCIO FILHO, Alberto. In: Direito das Companhias. Coordenadores Alfredo Lamy Filho and José Luiz Bulhões Pedreira. Volume II. Rio de Janeiro: Editora Forense, 2009, p. 1915; etc. The use of the criteria of differentiation of the public interest was also emphasized by the CVM in the judgment of Sanctioning Administrative Proceeding no. RJ2013/6635 (paragraph 58 of the opinion of Reporter Justice Luciana Dias) and by the jurisprudence of the STJ (for example, AgRg no. 784,604/MG, Reporter Justice GURGEL DE FARIA; AG no. 916,084/BA, Reporter Justice BENEDITO GONÇALVES; RESP no 799,883/RS, Reporter Justice LUIZ FUX; AgRg no. 11,308/DF, Reporter Justice LUIZ FUX, and others);

9 Also along these lines, SUNDFELD, Carlos Ari. Entidades Administrativas e noção de lucro. In: Revista Trimestral de Direito Público. São Paulo: Editora Malheiros, 6/1994, p.

263: .”..By definition, government controlled companies are those that bring together government and private capitals. Therefore, the reason for the existence of this type of entity is the feasibility of effectively conducting public activity, and thus the participation of the State, which is interested in this activity, and, at the same time, to produce usable economic balances, which leads to the flow of private capitals. Without this equation, government controlled companies would not exist.” (emphasis added)

46.	The fourth and final premise refers to the fact that ELETROBRAS is also subject to the regime of responsibility of administrators of corporations, as set forth by art. 239 of the Corporations Act.

47.	In fact, the administrators of ELETROBRAS, including its directors, must comply with their duties of diligence and loyalty to the company (art. 153 and art. 155, I and II, of the Corporations Act), protecting the company’s interests and acting in strict compliance with its legal and statutory purposes (art. 158, I and II).

48.	It is also necessary to emphasize that the responsibility of the administrators and their duties of loyalty to the company also exist in the case of affiliated, controlled or controlling companies, in a clear reference that the legal regime demands that the relationship between professionals in the same group be conducted in a professional and transparent manner.

49.	Within this context, it is important to note art. 245 of the Corporations Act, when it establishes that administrators may not, to the detriment of the company, favor an affiliate, controlled or controlling company, but must, to the contrary, ensure that the economic or legal relationship with affiliates occurs within strictly arm’s length conditions and provided that the compensation be fair, full and liquid so that there is no risk of loss or unjustifiable benefit for the parties.

50.	Between companies in the same economic group and affiliated entities, the legal-economic relation should be based on the rules of arm’s length, never allowing concessions of benefits or differentiated treatment to the harm of one of them.

51.	On the other hand, in addition to the civil liability indicated here, there is no doubt that the administrators could also respond for the practice of acts defined as administrative dishonesty (along these lines, note, for example, art. 10, VI, VII, IX and X of Law 8,429/92). There is also a possibility that they may cumulatively respond to a suit before the FEDERAL ACCOUNTING COURT (TCU), as well as for possible administrative sanctions in Brazil and civil and administrative sanctions imposed by the applicable legislation on capital markets abroad, considering the existence of instruments traded on a stock market in the United States.

IV. LEGAL IMPOSSIBILITY OF THE PROPOSED MODEL

To perform the operation in the manner indicated would represent an abusive use of the power of the controlling shareholder

52.	Having set these four legal premises, it is clear that the conclusion is the legal unfeasibility of the operation presented.

53.	It should be remembered that although the debt in question was initially indicated as being R$ 11,240,389,380.55, it could be even larger, especially if we consider the financial obligations for the sector funds and the debts of the DISTRIBUTORS to ELETROBRAS itself.

54.	In any event, under the terms of art. 3 of CPI Resolution no. 20, of 11/8/2017 (even with the new wording of § 3 given by Resolution no. 28, of
11/22/2017), ELETROBRAS would assume an exorbitant debt, without an appropriate compensation, just for the apparent requirement of an operational-financial design that is of exclusive interest to its controlling shareholder.

55.	It is evident that the assumption of this debts in the billions would already represent, immediately, a very large loss for ELETROBRAS, having an important negative impact on its cash flow, according to information we were given by the Client.

56.	Therefore, the operation, in the manner laid out, could not be sent by the administrators to the Shareholder Meeting, since it is contrary to the company’s interests.

57.	Arts. 116, sole paragraph, and 117 of Law no. 6,404, of 12/15/1976, clearly establish that the controlling shareholder “should use its power in order to make the company fulfill its purpose” and that it is liable for damages caused “by acts conducted with an abuse of power.”

58.	On the other hand, art. 117, § 1, of the Corporations Act clarifies that among the modalities of abusive exercise of power by the controlling shareholders are “to direct the company to the detriment of participation by minority shareholders in the profits or about the company” (“a”) and “to induce or attempt to induce, an administrator or auditor to carry out an illegal at, or, an act that violates its duties defined in this Law and in the articles of incorporation.”

59.	The assumption of billions in debt without compensation is evidently a measure that will affect the assets, with serious losses for its minority shareholders, and which is not supported by the company’s purpose.

60.	If it is considered a mandatory vote by the FEDERAL GOVERNMENT – especially acting in the dubious and not always coherent function of controlling shareholder and Granting Power, it would be clear that the controlling shareholder would be acting within the company with an abuse of power, to the detriment of the company and all its shareholders.

61.	For this reason, based on arts. 235, heading and § 1; and 239, of the Corporations Act, if the GOVERNMENT votes at a shareholder meeting to assume this debt without compensation, it would be subject to art. 115, since the position it took at the shareholder meeting is a typical abusive exercise of the right to vote, since it would be objectively assuming a position that is harmful to the company that it controls.

Responsibility of ELETROBRAS Administrators

62	In additiontoshareholderresponsibility, administratorsalsohaveliability,including directors. This is because also according to arts.

158, I and II, § 2; and 245, of the Corporations Act, the administrators of ELETROBRAS are personally responsible for acts that cause actual harm to the company.

63.	These acts evidently involve those of consulting nature, such as the necessary financial studies, legal and economic opinions and the technical notes produced by the respective boards, as well as those with an executory nature that would lead to incorporation of the debt in question.

64.	Therefore, it is evident that the assumption of debt in question is not compatible, under any circumstances, with the legal and statutory purpose of ELETROBRAS, but instead, only reveals an economic and secondary interest of the GOVERNMENT in making effective its planning for the sale of companies that are today highly indebted (and some with deficits) that hold the electricity distribution concessions in the North and Northeast regions.

65.	However, the legitimate interest of the GOVERNMENT in finding a solution for this question, cannot ignore and frontally violate the egal system in effect and the corporate framework of ELETROBRAS. It is not only legitimate that ELETROBRAS, as a government controlled company with its own legal personality, would oppose this plan in the manner it was presented, but its shareholders and administrators most vote in the interest of the company to prevent ELETROBRAS from assuming this debt in the manner proposed by BNDES, in other words, without the appropriate compensation, which could cause enormous losses for them.

66.	Therefore, in light of all of the premises indicated and the legal questions presented, it would seem that the assumption of billions in debt by ELETROBRAS in the manner proposed, to the detriment of its own accounts is a reckless action, and certainly its shareholders and administrators may be liable for damages as a result of the harm caused to the company.

V. THE HYPOTHESIS OF LIQUIDATION

67.	Given the existing scenario, and considering the legal unfeasibility of the proposal presented by BNDES, which has as its condition the assumption of debts by ELETROBRAS, we will now examinefuture measures in relation to the DISTRIBUTORS.

68.	As noted, the 165th Shareholder Meeting of ELETROBRAS, held on 7/22/2016, decided to approve the return of the concessions of the DISTRIBUTORS and to adopt measures for their liquidation in the event their respective share control is not transferred by 12/31/2017. It also ordered liquidation in the event the DISTRIBUTORS no longer received the funds necessary for their respective operations directly from the GOVERNMENT.

69.	In light of the proximity of 12/31/2017 and considering that it is unlikely that there will be an effective transfer of share control by this date, as a result of the requirements and procedures set forth in Decree no. 9,192, of 11/6/2017, and in CPI Resolution no. 20, of 11/8/2017, liquidation ecame the best option to be adopted by ELETROBRAS, principally considering that these government controlled companies are not subject to Law no. 11,101, of 2/9/2005 (which regulates judicial reorganization and bankruptcy).

70.	In fact, liquidation is the procedure established in art. 21 of Law no. 8,029, of 4/12/1990, for the cases of dissolution of government controlled companies.

71.	Although this law has serves as a concrete authorization for the extinction of certain entities of the Federal Public Administration, there is no doubt in regard to its abstract nature regarding the hypotheses of dissolution and the procedures to be adopted.

72.	According to this provision, dissolution of the government controlled companies will occur by liquidation and should be processed under the terms of arts. 208 and 210 to 218 of the Corporations Act, and of the respective company articles.

73.	According to art. 208 of the Corporations Act, it is up to the shareholder meeting (especially in the case of art. 206, I), to determine the manner of liquidation, which, in this case, has already occurred through a resolution taken at the 165th Shareholder Meeting of ELETROBRAS.

74.	On the other hand, Law no. 9,491, of 9/9/1997, adopted a new regulation for the National Privatization Program, revoking Law no. 8,031, of 4/12/1990.

75.	According to its art. 4, privatizations will be conducted using some specific guidelines, including the “dissolution of companies or partial deactivation of their projects, with the consequent sale of their assets” (section V).

76.	In turn, § 2 of this art. 4 clearly states that in the event of dissolution, “it will be the responsibility of the Minister of State of Planning, Budgets and Management to monitor and take the appropriate measures to sell the company.”

77.	The aforementioned art. 4, § 2, of Law no. 9,491, of 9/9/1997, is in fully harmony with art. 23 of Law no. 8,029, of 4/12/1990, which explicitly states that “the Government will succeed an entity that is terminated or dissolved, in its rights and obligations resulting from a legal rule, administrative act or contract, as well as in the other monetary obligations.”

78.	Based on an analysis of this set of rules, it is evident that for the case of the federal government controlled companies (such as the DISTRIBUTORS, after the federalization process determined by Provisional Presidential Decree (PPD) no. 1,531-11, of 10/17/1997), which are included in the “National

Privatization Program,” their liquidation process, once authorized by the Shareholder Meeting of their controller, shall be processed under the responsibility of, and conducted by the GOVERNMENT.

79.	This conclusion is also backed by the fact that the GOVERNMENT is, after all, the indirect controller of the company to be privatized, and is responsible, as a political entity, for the issue of Decree no. 8,893, of 11/1/2016 which, in its art. 1, sections IV to IX, defined the DISTRIBUTORS as a “national priority in the energy sector,” under the terms of arts. 1; 4, heading and section II; and 5 of Law no. 13,334, of 9/13/2016, and by the issue ofCPPI Resolution no. 3, of 9/13/2016.

80.	It should be remembered that under the terms of Law no. 13,334, of 9/13/2016, the Investment Partnership Program (PPI) is the successor of the “National Privatization Program,” covered by Law no. 9,491, of 9/9/1997.

81.	Added to this general situation are two other essential aspects.

82.	The first aspect refers to the fact that, as indicated, the DISTRIBUTORS’ concessions ended on 7/7/2015, which makes it necessary to terminate these companies, whose only company purpose was the concession of electricity distribution.

83.	Therefore, based on their respective creation laws, the legislation regarding federalization and their respective articles of incorporation, the concession contracts were the reason for the existence and operation of the DISTRIBUTORS and the end of the term of these contracts made their corporate use disappear.

84.	Now, art. 206, I, “a,” of the Corporations Act establishes the hypothesis of dissolution of the company, by operation of law, due to the end of the established duration period.

85.	In this case, this hypothesis seems to be applicable, since the term of the company was, legally and statutorily, intrinsically linked to the duration of the concession contract. Therefore, if this administrative link is ended, by operation of law, the existence of the DISTRIBUTORS, as concessionaires, would also end, and they would be liquidated.

86.	In addition, after the dissolution, the liquidation of these DISTRIBUTORS, in addition to being established by the 165th Shareholder Meeting of ELETROBRAS, is the logical and factual consequence that requires full application of art. 23 of Law no. 8,029, of 4/12/1990, and art. 4, § 2, of Law no. 9,491, of 9/9/1997.

87.	In addition, the start of the liquidation process by the GOVERNMENT does not affect the continued provision of the public service of electricity distribution, as set forth in MME Administrative Rulings nos. 420, 421, 422, 423, 424 and 425, all of 8/3/2016, applying the regime in art. 9, § 1, of Law no. 12,783, of 1/11/2013 and MME Administrative Ruling no. 388, of 7/26/2016.

88.	It is perfectly possible, according to the schedule that the GOVERNMENT will establish for the company to continue to operate, even under a liquidation proceeding, until the concession is once again granted and the assets calculated for the DISTRIBUTORS are sold or transferred to the company or consortium that wins the “pure bidding” referred to in art. 5, of Decree no. 9,192, of 11/6/2017.

89.	In fact, art. 5 of Decree no. 9,192, of 11/6/2017 established the hypothesis of a bidding procedure, referring to the concession of electricity distribution, “without the transfer of share control of the legal entity responsible for rendering the distribution service,” in a clear demonstration that the legislation considers that it is possible and probable that there will be exclusively bidding for the concession. This is exactly the case, as set forth in the aforementioned art. 5, which would occur in the case of liquidation of the DISTRIBUTORS due to the concrete end of the reason for existence of these companies (need for dissolution of the company by operation of law due to the end of its duration period).

90.	Therefore, art. 5 of Decree no. 9,192, of 11/6/2017, joins art. 206, I, “a” of the Corporations Act, and art. 21 of Law no. 8,029, of 4/12/1990, in
regulating the inevitable liquidation process of the DISTRIBUTORS.

91.	The second aspect is related to the institutional and financial responsibilities of the GOVERNMENT to the DISTRIBUTORS, which has a legal and historical basis.

92.	Effectively, in 1997, with the issue of PPD no. 1,531-11, of 10/17/1997 (later converted into Law no. 9,648, of 5/27/1998), the so-called “federalization” occurred (art. 5, IV) of the DISTRIBUTORS, with the government, through ELETROBRAS, acquiring the control of these companies, which were then state-owned. Therefore, the GOVERNMENT assumed control of these companies, becoming the indirect controller and putting ELETROBRAS as the direct controller.

93.	It is important to point out that the acquisition of direct share control of the DISTRIBUTORS did not occur due to a resolution by the ELETROBRAS shareholders (although this later occurred to formalize the acquisition), but instead, as an order by the GOVERNMENT, giving operationality to a federal public policy, made feasible through a political decision of the GOVERNMENT.

94.	In other words, in this instance, ELETROBRAS served as a mere vehicle or instrument of the political decision of “federalization” of the DISTRIBUTORS, and therefore, did not carry out its role before these subsidiaries as an effective controller, under the terms of the Corporations Act, but only as a holder of its shares in the name of the GOVERNMENT, with a mere business delegation of attributions, while the DISTRIBUTORS were concessionaires.

95.	This is the reason why ELETROBRAS does not even have free reign over these control shares, since they are still under the care of the NATIONAL PRIVATIZATION FUND (FND), regulated by Law no. 9,491, of 9/9/1997.

96.	This is just another reason in addition to the ones presented here, and which fully shows the direct and exclusive responsibility of the GOVERNMENT for the liquidation of the DISTRIBUTORS in the manner described and the proper allocation of the assets identified.

VI. THE AUDIT COMMITTEE AND ITS AUTHORITY

97.	We will now examine whether the future deliberation by the ELETROBRAS Shareholder Meeting about the sale of share control and/or liquidation requires, under the law, a prior statement by the company’s AUDIT COMMITTEE.

98.	The AUDIT COMMITTEE is the internal body responsible for the exercise of the monitoring function of a company, and it must act independently of management and the board of directors itself.

99.	This is why its activity to monitor and inspect is based on the principles of transparency, ethics, governance and the rendering of accounts, in order to guarantee to shareholders, both controlling and minority, that the company will always seek to fulfill its company purpose and comply with its articles of incorporation (art. 165, § 1, of the Corporations Act).

100.	Thus, the AUDIT COMMITTEE, functions as an institutionalized instrument of shareholder monitoring[10] and therefore, the interpretation of its legal and statutory authority must always be conducted in line with its purpose to control the legality of internal acts and the honesty of the actions of management.

101.	Therefore, an important premise about the authority of the AUDIT COMMITTEE is the conclusion that in all major deliberations of the Shareholder meeting with financial repercussion on the Company’s accounts, on its balance sheet or its financial statements, a statement by the AUDIT COMMITTEE is welcome, in light of the modern pillars of good corporate governance.

102.	As well noted by FRAN MARTINS, after the alterations brought by Law no. 9,457, of 5/5/1997, and by Law no. 10,303, of 10/31/2001, “the truth is that this body [Audit Committee] does not just monitor the company’s financial activities, but also the actions of the administrators within the attributions conferred upon them by the law or by statute.”[11]

103.	The AUDIT COMMITTEE, personifying the right assured to shareholders to monitor management of

10 EIZIRIK, Nelson. A Lei das S/A Comentada. Volume II. São Paulo: Quartier Latin, 2011, p. 425; LAMY FILHO, Alfredo. Direito das Companhias. Coordenador Alfredo Lamy Filho and José Luiz Bulhões Pedreira. Rio de Janeiro: Editora Forense, 2009, p. 1263; 11 MARTINS, Fran. Comentários à Lei das Sociedades Anônimas. 4ª Edição. Rio de Janeiro: Editora Forense, 2010, p. 620;

the company’s business activities, has the necessary autonomy to assume a technical position about a given topic submitted to the deliberation of the Shareholder Meeting.

104.	As a result, it is the body that should evaluate the legality of procedures and indicate the financial and accounting risks and responsibilities of the decisions to be made by the General Meeting.

105.	In other words, its consulting function, performed through technical opinions and representations, consolidates the context within which a given decision will be made, providing members of management, members of the Board of Directors and shareholders with data, information, statistics, findings and reports that level the parameters of information and indicate the legal and statutory risks and dangers of a given measure, not limited to financial matters[12].

106.	It should be noted that the participation of the AUDIT COMMITTEE is so valued by the legal regime governing corporations that according to art. 164, sole paragraph, of the Corporations Act, its opinions and representations “may be presented and red at the Shareholder Meeting, independent of publication and even if the matter is not included in the agenda of the day.”

12 In fact, the function of monitoring is not limited to the financial scope, although this is its focus point. The observation is contained in the “Orientation Manual of Auditors that Represent Eletrobras,” a booklet designed to guide representatives of the company in the audit committees of the Eletrobras System: “The monitoring function should not be restricted to financial matters, nor to verification of compliance with the legal and statutory duties in this specific sector of the company’s administration.” P. 31;

107.	This monitoring function, in which it acts as a sort of self-control body for the company, acquires special importance in government controlled companies, in which principles such as transparency, corporate governance and internal control hold a special importance (art. 6 and art. 26, of Law no. 13,303, of 6/30/2016).

108.	This is why art. 240 of the Corporations Act requires that the AUDIT COMMITTEE in government controlled companies operates continually, and at least one of its members must be indicated by the minority shareholders.

109.	Having established these premises, it should be noted that its authority, as established by art. 163 of Law no. 6,404, of 12/15/1976, is open and does not establish a legal need for a statement by the AUDIT COMMITTEE in this case.

110.	It is important to emphasize that FEDERAL GOVERNMENT planning establishes three measures to be analyzed by the Shareholder Meeting, as follows:

(a)transferofshare control of the DISTRIBUTORS;
(b) conversion of the debt of these entities into capital stock or assumption of the debts of theDISTRIBUTORS; and
(c) assumption of the rights and obligations of the DISTRIBUTORS in the CCC and the CDE accounts.

111.	In fact, none of the sections of art. 163 of the Corporations Act, state that the AUDIT COMMITTEE has the legal obligation to issue an opinion about these three measures, especially because none of them would mean a “modification of the capital stock” or “investment plans or capital budgets.”

112.	In reality, the overall framework of these measures could mean, at most, a process of disinvestment as a result of the debt assumed, which, under the exact terms of Law, does not necessarily require a statement by the AUDIT COMMITTEE.

113.	Therefore, the hypothesis in art. 3, § 3, of CPPI Resolution no. 20, 11/8/2017 (with the wording of CPPI Resolution no. 28, of 11/22/2017), does not require, based on the list of power of art. 163, of the Corporations Act, and of art. 38 of the Articles of Incorporation, a technical statement from the AUDIT COMMITTEE.

114.	If, however, from a strictly legal standpoint, there is no requirement for the examination and prior opinion of the AUDIT COMMITTEE on the matters that will be the object of the Shareholder Meeting, there is a clear indication that such statement by the Committee should be made as a result of the legal-economic context in which the deliberation will be made.

115.	Therefore, in light of the scope and importance of he decision to be made, especially considering therelevant financial impact on the company’s cash flow as a result of the measures contained in CPI Resolution no. 20, of 11/8/2017, it seems to us that it would be recommendable for the AUDIT COMMITTEE to make a statement, thus attributing to the internal deliberation more institutional consistency and reliability to technically support the decision that will be made by the Shareholder Meeting.

VII. RESPONSE TO THE QUESTIONS

116.	Based on these arguments, we will now specifically respondtoeachquestionsubmittedby ELETROBRAS for our evaluation.

1. Is it legal for Eletrobras to assume the debt owed by the EDEs to third parties, without compensation, since operations between affiliated entities require commutativity or adequate compensatory payment; or is this requirement waived by the fact that these companies are within a context of privatization?

117. In line with what was presented above, the assumption of the debts of the DISTRIBUTORS by ELETROBRAS would be an extremely harmful measure to the operation of the company and to its financial health.

118.	Because it would be an objectively harmful act for the company, such assumption of debt without the necessary compensation could serve as a rationale for holding shareholders and administrators liable for taking those acts and measures.

119.	Art. 245 of the Corporations Act, is, in and of itself, in regard to the liability of the administrators, a coherent response to this question, since it requires that the relationship between affiliated and controlling companies be on an arm’s length basis.

120.	On the other hand, it is precisely this arm’s length concept that is present in light of a credit or compensation that is fair, full and liquid, or “reciprocal, equivalent or fair compensations,”[13]under the risk of configuration of a mere simulation of replacement of the debt by a credit which in reality is uncertain or even non-existing.

2. In the event one of the hypotheses established in art. 5 of Decree no. 9,192/2017 occurs, which would result in the complete end of EDEs, it is possible that these EDEs would be dissolved exclusively based on Law no. 6,404/76 and under the terms of the 165th Shareholder Meeting, without the CPPI ordering the dissolution as an operational modality of privatization or that it would recommend the exclusion of the EDEs from the PPI, respectively, in light of art. 4, V and art. 6, I of Law no. 9,491/97?

13 BULHÕES PEDREIRA, José Luiz. Direito das Companhias. Coordenadores Alfredo Lamy Filho e José Luiz Bulhões Pedreira. Rio de Janeiro: Editora Forense, 2009, p. 1940;

121.	As indicated, the liquidation of the DISTRIBUTORS is the logical and factual consequence of the end of the concession contract, of the inclusion of these companies in the PPI, of the legal establishment of modalities of termination of companies included in the National Privatization Program, principally of the deliberation made during the 165th Shareholder Meeting of ELETROBRAS.

122.	In light of the dissolution of companies by operation of law as a result of the end of the concession period (art. 206, I, “a,” of the Corporations Act), only ELETROBRAS can decide in favor of liquidation of the DISTRIBUTORS that no longer have any reason to exist, and send their liquidation proceeding to be conducted by the GOVERNMENT, which assumes the assets and liabilities, complying with the company decision made at the Shareholder Meeting on 7/22/2016 and which was voted on by the
GOVERNMENT itself.

Therefore, no other legal or infra-legal act is necessary to authorize the dissolution of the company, which, by operation of law, no longer has the specific purpose for which it was created.

3. If the CPPI orders the dissolution of the EDEs, as the result of the loss of its object in light of the occurrence of one of the hypotheses listed under art. 5 of Decree no. 9,192/2017, should the liquidation of these entities follow the manner established in Law 8,029/90, especially arts. 21 and 23, since art. 2, I of Law no. 11,101/05 expressly states that the regime of bankruptcy and reorganization does not apply to government controlled companies?

123.	If the CPPI, reinforcing the decision of the ELETROBRAS Shareholder Meeting of 7/22/2016, issues a new resolution confirming the dissolution of the DISTRIBUTORS, the process of liquidation will be adopted based on art. 21, of Law no. 8,029, of 4/12/1990, also due to the application of art. 24 of Law no. 9,491, of 9/9/1997.

124.	It is important to point out that among the operational modalities of privatization established in art. 4 of Law no. 9,491, of 9/9/1997, which is more applicable to the circumstances of the case and to the normative and factual context, is the provision in section V (“dissolution of companies”) which, by application of § 2 of this same article, will be processed through liquidation conducted by the Ministry of State of Planning, Budget and Management.

125.	The application of art. 23 of Law no. 8,029, of 4/12/1990 is clear in light of the application of the liquidation regime established in the law, but it is strongly reinforced by the other aspects indicated in this opinion, such as art. 4, § 2, of Law no. 9,491, of 9/9/1997; by the fact that the GOVERNMENT is also the Granting Power; and considering the position of ELETROBRAS as a mere holder of share control of the DISTRIBUTORS on behalf of the GOVERNMENT and as its temporary delegate, in the execution of a typical public policy that is exercised since 1997.

4. In the event of application of art. 23 of Law no. 8,029/90, does any liability remain for Eletrobras for the debts of the EDEs in which it is listed as a guarantor, considering: (i) the universal succession of the Government to the rights and obligations of these entities; and (ii) the rules that regulate the giving of guarantees by entities of the direct and indirect administration in art. 40 of the Fiscal Responsibility Act – Complementary Law 101/2001?

126.	The overall framework established in art. 23 of Law no. 8,029, of 4/12/1990, is of a company that can no longer perform its function, and which, as a result, should be dissolved.

127.	In that case, although ELETROBRAS was the guarantor of the debts of the DISTRIBUTORS as concessionaires of electricity distribution, this position no longer remains after the company’s dissolution with the end of the concession period.

128.	In light of this reality of dissolution, in regard to all that is left of the company, including rights and obligations resulting from legal rules, administrative acts or contracts, the successor is the GOVERNMENT.

129.	For a more precise response to this question relative to the guarantee of ELETROBRAS, it would be advisable to analyze each guarantee contract, considering the specific characteristics inherent to each one of them.

5. If the CPPI orders the dissolution of the EDEs, does the liquidation regime established in Law no. 8,029/90, under art. 24 of Law no. 9,491/97 apply, especially in regard to the succession of the Government to the rights and obligations of the EDEs established in art. 23?

130.	In principle, the exclusion of the DISTRIBUTORS from the PPI would refer to the normal dissolution process of corporations, and in the case of liquidation, to the process described beginning in art. 208 of the Corporations Act.

131.

Since art. 21 of Law no. 8,029, of 4/12/1990, already refers to art. 208 and 210 to 218 of the Corporations Act, it seems to us that the hypothesis in this question would not cause major alterations to the situation now under analysis.

6. Considering the hypothesis of exclusion of the EDEs from the PPI, will it be necessary for the Government to issue a normative act, authorizing the termination of the EDEs?

132.	It does not seem that this will be necessary, since, along the lines of what is indicated in this opinion, the termination of the DISTRIBUTORS is principally linked to the end of the term of the concession contracts.

133.	The inclusion of these companies in the PPI does not bring greater repercussions to the model of liquidation and extinction of the company which, within this context, must necessarily comply with the rules contained in Law no. 8,029, of 4/12/1990, and in Law no. 9,491, of 9/9/1997.

7. Under a scenario of dissolution, what would the impacts be for Eletrobras and for the EDEs, notably for their respective administrators?

134.	It seems clear to us that the dissolution of the DISTRIBUTORS as a result of the facts and arguments presented here is a legally feasible possibility of dealing with the problem in question.

135.	On the other hand, since the ELETROBRAS Shareholder Meeting has already decided in favor of liquidation if the companies are not sold by 12/31/2017, it does not seem credible that the administrators of ELETROBRAS would be subject to a context of liability for an illicit action, since, under this scenario, they would only be executing the decision of the Shareholder Meeting, which in fact, is exactly how they should act under the terms of Law no. 6,404, of 12/15/1976.

136.

On the other hand, the dissolution, executed through liquidation, would be a procedure under the responsibility of the GOVERNMENT itself, as the successor of the company’s rights and obligations(art. 23 of Law no. 8,029, of 4/12/1990).

Under a scenario of dissolution, in light of the provision in art. 21-B, § 2, of Law no. 12,783/13, would the debt owed by Eletrobras to the Reversion

Reserve Fund – RGR be forgiven, or would Eletrobras continue as the debtor to that Fund?

137.	Art. 21-B, § 2, of Law no. 12,783, of 1/11/2013, clearly states that the funds obtained from the sale of the shares acquired by ELETROBRAS pursuant to Law no. 9,619, of 4/2/1998 (law converting PPD no. 1,580-8, of 3/5/1998), will be deposited into the Global Reversion Reserve Account (RGR) and this will mean release, in regard to this account, of the debts contracted by ELETROBRAS pursuant to the 1998 Law.

138.	Therefore, what Law no. 12,783, of 1/11/2013 established was a rendering of accounts between amounts held by ELETROBRAS (art. 9, I, “a,” of PPD no. 2,181-45, of 8/24/2001), the re-composition of debt to RGR and those other amounts obtained with the sale of shares of the DISTRIBUTORS.

139.	Thus, the terms of Law no. 12,783, of 1/11/2013 leave no doubt that with the deposit of the funds obtained from the sale of the DISTRIBUTORS, the debts to RGR based on debits contracted by ELETROBRAS are automatically released.

140.	In addition, it is important to emphasize that the regime in art. 21-B, § 2, of Law no. 12,783, of 1/11/2013, which expressly establishes the release of amounts before the RGR in the case of sales of share ownership, applies in situations of ontinuation or not of the DISTRIBUTORS.

9. Is there a need for a statement by the Eletrobras Audit Committee, at the time a Shareholder Meeting is called to deliberate on the sale of control of the EDEs and other operations established in Resolution no. 20/2017 of the CPPI, especially the option for an increase in share ownership in these entities, up to the limit of 30% of the capital stock, pursuant to art. 17 of that rule?

141.	The list of powers indicated in art. 163 of the Corporations Act does not include any hypothesis that expressly recognizes the need for a statement by the AUDIT COMMITTEE in the event of deliberation about (i) the sale of share control of the subsidiaries; (ii) the assumption of debt of the subsidiaries; and (iii) the assumption of rights and obligations of the subsidiaries to the sector funds.

142.	Therefore, it is possible to affirm that there is no legal obligation for the AUDIT COMMITTEE to give an opinion about the measures in art. 3, § 3, of CPI Resolution no. 20, of 11/8/2017 (with the wording given by CPPI Resolution no. 28, of 11/22/2017).

143.	However, there is no doubt that the measures suggested by the FEDERAL GOVERNMENT constitute a set of important questions that should be deliberated within the scope of the ELETROBRAS Shareholder Meeting; these are questions with relevant impacts on the company’s cash flow.

144.	Therefore, although there is no legal duty, it is recommendable that in a matter of such business importance, the AUDIT COMMITTEE have the opportunity to make a statement, as a matter of caution and care to ensure the regularity of internal company procedures.

145.	In this case, this position is confirmed by item 1.2 of the Audit Committee Orientation Guide of the Brazilian Institute of Corporate Governance (IBGC),[14] which suggests a statement by the AUDITCOMMITTEE to examine the relevant asset sales.

10. Is it necessary for the Eletrobras Audit Committee to make a statement in the event of liquidation of the EDEs, whose control is not sold in a manner associated with the grant of the distribution concessions, according to §1-A of art. 8 of Law no. 12,783/13?

146.	First, it is necessary to also remember that the hypothesis of liquidation is not described in the list of powers of the AUDIT COMMITTEE (art. 163 of the Corporations Act).

147.	In addition, the liquidation in question was already decided by the 165th Shareholder Meeting of ELETROBRAS, when it deliberated in its favor if the sale process of the DISTRIBUTORS was not concluded by 12/31/2017.

148.	Therefore, any decision of the Shareholder Meeting to “approve” the liquidation would not be another deliberation, but instead, a mere confirmation of

14 LAMB, R. (Coord.); JUENEMANN, J. V. (Coord.). Audit Committee Orientation Guide.

Instituto Brasileiro de Governança Corporativa (IBGC), ed. 2. São Paulo: IBGC, 2007;

what was already examined, discussed and approved.

149.	In fact, the decision made on 7/22/2016 presumably occurred in the presence of one of the members of the AUDIT COMMITTEE, due to the express requirement of art. 164 of Law no. 6,404, of 12/15/1976.

150.	On the other hand, the statement by the AUDIT COMMITTEE in relation to the company’s 2016 balance sheet did not specifically indicate anything in relation to the decision for conditional liquidation deliberated on at the 165th Shareholder Meeting.

151.	Therefore, it seems to be unnecessary to us for the AUDIT COMMITTEE to make a statement on a resolution that was already passed on 7/22/2016.

152.	Added to this is the fact that the format of the liquidation will follow art. 23 of Law no. 8,029, of 4/12/1990, and art. 4, § 2, of Law no. 9,491, of 9/9/1997.

153.	Added to all this is the circumstance that the responsibility for rendering the public service of distribution belongs to the GOVERNMENT, as it is the Granting Power, and that it also made the political option for the current “providers of a public service,” in line with MME Administrative Rulings numbers 420, 421, 422, 423, 424 and 425, all of 8/3/2016; art. 9, § 1, of Law no. 12,783, of

1/11/2013; and MME Administrative Ruling no. 388, of 7/26/2016.

154.	The right of the GOVERNMENT set forth in art. 8, § 1-A, of Law no. 12,783, of 1/11/2013, can only be well understood in line with the autonomy of the company that directly exercises the control of the “provider of the public service,” especially because this government decision has as its requirements he “agreement” of the shareholder meeting of the controlling company, whether because of the company regime of government controlled companies (Corporations Act, and art. 89 of Law no.13,303, of 6/30/2016), or by application of Decree no. 1,091, of 3/21/1994).

155.	For these reasons, once liquidation is decided by the Shareholder Meeting of ELETROBRAS, it will go through the sphere of normative and operational responsibility of the GOVERNMENT, and for this reason, there is no need for a statement by the AUDIT COMMITTEE at the time of any deliberation by the Shareholder Meeting that only confirmed the decision of 7/22/2016 passed at the 165th Shareholder Meeting.

156.	However, it is important to point out that the lack of obligation to make a statement does not mean that such statement is prohibited, and ELETROBRAS may, through its board and exercising judgment of care and caution, decide that it is appropriate for the AUDIT COMMITTEE to make such a statement about the liquidation.

11. If it is decided that the statement mentioned in item 10 of the consultation is necessary, would the activity of the Audit Committee represent a violation of the decision of the 165th Shareholder Meeting of Eletrobras, which decided in favor of liquidation in the event the control of the EDEs is not sold, in light of §1-A do art. 8 of Law no. 12,783/13, considering the understanding that the monitoring should only be done of the fiscal year underway, and not on prior management periods already approved by the company’s Shareholder Meeting?

157.	As per the response to the previous item, its seems to be unnecessary for the AUDIT COMMITTEE to make a statement about any deliberation of the Shareholder Meeting in the sense of confirming what was decided at the Meeting of 7/22/2016.

158.	However, if for reasons of convenience, the choice is made to take the position of the AUDIT COMMITTEE about this deliberation, it will not be possible for the Committee to argue that it has the right to make a statement about the decision to liquidate per se.

159.	This is because its monitoring function is merely instrumental and cannot affect the choices of the company management or the convenience and opportunity of these decisions.[15]

15 In this same regard, also see: LAMY FILHO, Alfredo. Competência do Conselho Fiscal. In: Alfredo Lamy Filho e José Luiz Bulhões Pedreira (Coord.) A Lei das S.A.: Pressupostos, elaboração, aplicação. V. II, 2ª Edição, Rio de Janeiro: Renovar, 1996, p. 453; e LUCENA, José Waldecy. Das Sociedades anônimas – Comentários à Lei. V. II, Rio de Janeiro: Renovar, 2009, p. 723.

160.	Also with the same position is MODESTO CARVALHOSA when he affirms that “the monitoring body does not have the authority to evaluate the content of the company’s management; in other words, it must not enter into a judgment of the merit and the appropriateness of the decisions made by the administrators.”[16]

161.	Therefore, there is a well-defined limit for the exercise of the monitoring attribution of the AUDIT COMMITTEE, and that obviously, if it is not an evaluation of legality or fraud (art. 163, IV, of Law no. 6,404, of 12/15/1976), this body of the company may not question the merit of decisions by the shareholder meeting.

162.	Finally, it is important to remember that Law no.10,303, or 10/31/2001, by giving new wording to art. 165 of the Corporations Act, introduced into the regime the figure of “abuse in the exercise of the function of tax auditor” which is characterized when the auditor uses his legal prerogatives to harm the company, in line with the responsibility of the controlling shareholder (art. 116, sole paragraph, and art. 117, § 1, “a,” of the Corporations Act) and of the administrators (art. 154 and art. 155, I and II, of the Corporations Act)

163.	Therefore, the same legal concerns voiced in regard to the duties and responsibilities of the administrators and the controlling shareholder also

16 CARVALHOSA, Modesto. Comentários à Lei de Sociedades Anônimas. 3º Volume. 5ª edição. São Paulo: Editora Saraiva, 2011, p. 530;

apply, in line with art. 165 of the Corporations Act, to the members of the AUDIT COMMITTEE.

164.	As this was what we have to present in response to the Consultation submitted, we remain at your service.

São Paulo, December 13, 2017

ARNOLDO WALD

Attorney registered at OAB/RJ no. 6,582 and OAB/SP no. 46.56-A Full Professor of Civil Law at the Law School of the Rio de Janeiro State University

Annex 8.b - Gustavo Binenbojm Legal Opinion

LEGAL OPINION

Summary: Inquiry regarding the legal aspects concerning the privatization process and possible dissolution of the Power Distribution Companies (PDCs) controlled by Eletrobras. Model conceived by BNDES, which involves (i) sale of shareholding control for the symbolic price of BRL 50,000.00; (ii) granting of public service concession; and (iii) assumption, by the Consultant, of the PDCs’ debts, or their conversion into share capital. Liabilities of the distribution companies greater than BRL 11 billion, which  cannot be assumed by Eletrobras without compromising its own economic and financial feasibility. Unlawfulness and unconstitutionality of the proposed model. 1) The Federal Government cannot force Eletrobras to assume debts in order to make the sale of the assets attractive. Such imposition would represent abuse of power, due to grave violation of the duties of loyalty and good faith in relation to the company and the minority shareholders, as well as gross violation of art. 245 of the Brazilian Corporations Act. Although the creation of state enterprises requires the existence of public interest (per art. 173, Brazilian Constitution), such companies are subject to private law rules, so that they and  their administrators are subject to the same duties of diligence imposed by the Brazilian Corporations Act on private corporations. Management of government-controlled companies must be carried out in accordance with the company’s best interests and be in line with the institutional goals of the company and interests of its minority shareholders (who seek profit). An action that ignores this is unlawful and can lead to enforcement actions by the CVM and incurrence of the Administrative Improbity Act. 2) Although, in principle, the form of extinction of state enterprises is subject to a judgement of convenience and opportunity (discretion), in the present case, the only alternative that will remain for Eletrobras will be to carry out the dissolution of the PDCs. In effect, non-approval of the privatization model proposed by BNDES points that ANEEL will carry out a new bidding procedure for concession of energy distribution without transfer of shareholding control (“direct concession”), in the form set forth in art. 5, II, b, of Decree no. 9,192 of 2017. In addition, once the provision of the services is granted to the new distribution companies, the corporate purpose of the PDCs will be completely depleted. In such a context, it makes no sense to maintain a company that cannot develop the purpose for which it was created. 3) Issuance of a legislative act for dissolution of the

PDCs is not required. Items XIX and XX of art. 37 of the Constitution must be read in the sense that a specific law is required only for formation of government-controlled parent companies, pursuant to item XIX; for creation (and, in the opposite sense, extinction) of their subsidiaries, no specific law is required. Understanding adopted by the STF [Supremo Tribunal Federal – Brazilian Supreme Court] in the judgment of ADI no. 1,649. In the case at hand, articles 15 and 16 of Law no. 3,890-A of 1961 grant to Eletrobras the authorization required for creation and extinction of subsidiaries, so that issuance of any other act is not required. 4) Law no. 8,029 of 1990 is applicable to the dissolution. Although Consultant’s subsidiaries are not listed in art. 4 of such law, this fact does not prevent application thereof. The mentioned law constitutes a general statute that regulates the dissolution of state enterprises that take the form of corporations of the Federal Public Administration. Use thereof is mandatory, in particular as a result of the administrative legality principle (art. 37, Brazilian Constitution). In this event, articles 21, 23 and 24 of Law no. 8,029 of 1990 and provisions of the Brazilian Corporations Act apply with mitigations.

5) With liquidation of the PDCs, the debt that Eletrobras has with the Global Reversion Reserve Fund (RGR) will no longer exist. This conclusion is reached through logical, historical and teleological interpretation of art. 21-B, paragraph 2, of Law no. 12,783 of 2013. In fact, since Eletrobras was, in the past, used as a public policy tool for acquiring the shareholding control of distribution companies in grave economic and financial standing, the legislator exempted it from the burden of having to return to the GRF the same amount that it received to acquire those companies. The purpose was to avoid an even greater burden for the government-controlled company. The company must return to the Fund only the amount effectively obtained from the sale of the shareholding interests in the PDCs. If the companies are dissolved, without Eletrobras receiving anything, the debt will be deemed repaid. 6) Joint manifestation issued by the Legal Advisories of the Ministry of Mines and Energy and the Ministry of Planning, Development and Management, by means of Note no. 00592/2017, which is not binding for Eletrobras and reaches inaccurate conclusions.

TABLE OF CONTENTS

I.  INQUIRY                                                                                                                         4

II.     CORPORATE ISSUES AND THE FEDERAL GOVERNMENT’S LIABILITY, AS CONTROLLING SHAREHOLDER OF ELETROBRAS, AND OF THE ADMINISTRATORS, FOR THE DAMAGES CAUSED TO THE COMPANY.                                                                                                              15

II.1. The hybrid legal regime of mixed joint-stock corporation.                                      15

II.2 Limits of the Federal Government’s power of control in Eletrobras and the duties to which the company’s administrators are subject.                                                                                              18

III.  MANDATORY DISSOLUTION OF THE PDCs. REDUCTION OF ADMINISTRATIVE DISCRETION TO ZERO.       25

IV. NO REQUIREMENT OF SPECIFIC LAW FOR EXTINCTION OF THE PDCs            34

V.  THE DISSOLUTION REGIME: LAW NO. 8,029 of 1990 AS GENERAL STATUTE AND ITS PROCEDURAL IMPLICATIONS.                                                                                                               37

V.1.    Law no. 8,029 of 1990 is the general statute for corporate dissolutions in the privatization process.            38

V.2. The proceeding of Law no. 8,029 of 1990.                                                            41

VI. THE MATTER RELATED TO THE GLOBAL REVERSION RESERVE FUND – RGR 44

VII. ANSWERS TO THE QUESTIONS                                                                             46

LEGAL OPINION

I.   INQUIRY

Centrais Elétricas Brasileiras S/A – Eletrobras (“Consultant” or “Eletrobras”), a government-controlled company (or mixed joint-stock corporation*), honors me with an inquiry on the legal aspects regarding the privatization process and the possible dissolution of the power distribution companies controlled by the Consultant in the north and northeast of Brazil, namely, Companhia Energética de Alagoas (CEAL); Companhia Energética do Piauí (CEPISA); Companhia de Eletricidade do Acre (ELETROACRE); Centrais Elétricas de Rondônia S.A. (CERON); Boa Vista Energia S.A. (BOA VISTA ENERGIA); and Amazonas Distribuidora de Energia S.A. (AMAZONAS ENERGIA), hereinafter referred to as “PDCs” or “distribution companies”.

The Consultant reports that, in the 1990s, it acquired the shareholding control of the abovementioned distribution companies, as part of a process of federalization of the companies carried out by the Federal Government1. The idea

* Translation note: Brazilian Law permits the control by the government of two kinds of corporations, generically referred as state enterprises: (i) government-owned corporations, which have the totality of its stocks owned by state entities; and (ii) government-controlled corporations, which have the minority of its stocks owned by private parties. For the purposes of this legal opinion, the latter will also be referred to as “mixed joint-stock corporations”.

1 Eletrobras was compelled, by law and by the decisions of the Executive Branch, to invest in the PDCs in deficit, as revealed by article 2 of Law no. 9,619 of 1998:

“Art. 2 Once shareholding control is acquired, in accordance with the preceding article, CEAL, CEPISA, CERON, and ELETROACRE shall be included in the National Privatization Program - PND, whereby ELETROBRÁS shall be liable for implementing the measures for economic-financial and administrative recovery that may be necessary for privatization of such companies, pursuant to the standards of Law no. 9,491, dated September 9, 1997.” (highlighted). An equivalent provision exists for CEAM (article 34 of PM 1985-25). Since then, Eletrobras contends that it has suffered several investment demands from the PDCs.

was to promote the economic and financial recovery of the public power distribution service providers for subsequent privatization thereof, through sale of the controlling interest.

Since then, Eletrobras invested significant funds in the distribution companies. However, to date, the Government has not carried out the planned privatization, in accordance with Law no. 9,491 of 1997.

Nevertheless, in 2015, considering the final term of the concession agreements of the subsidiaries that operate in the States of Alagoas, Piauí, Acre, Rondônia, Roraima and Amazonas, Eletrobras held an Extraordinary General Meeting (EGM) to discuss their extension, as authorized by art. 7 of Law no. 12,783 of 20132. At the time, on 07.22.2016, Eletrobras’ 165th EGM deliberated, by majority of the votes cast and with express consent of the Federal Government, not to renew the aforementioned concession agreements and to adopt the necessary measures for liquidation of the PDCs: (i) if the disposal of the shares of such companies failed to occur by 12.31.2017; or (ii) if the PDCs ceased to receive directly from the Federal Government or by means of tariffs, until its transfer to the new controlling shareholder, the resources and remunerations required to operate, maintain and make investments related to the public services provided. It was also decided that no new contribution of funds by Eletrobras shall be permitted. In this respect, see below the respective extract from the minutes of the aforementioned EGM:

“11. Approve, by majority vote, the return of the concession of distribution companies Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A, at any time, and the adoption of

2 “Art. 7 As of September 12, 2012, power distribution concessions covered by art. 22 of Law no. 9,074, of 1995, may be extended, at the granting power's discretion, for a single time, for a period of up to thirty years, so as to ensure the continuity and efficiency of the service provided, the affordability of charges and compliance with operational and economic rationality criteria”

measures for their liquidation, in the following cases: (i) the transfer  of shareholding control referred to in item 9 above is not held until December 31, 2017; or (ii) the respective distribution company ceases to receive directly from the Federal Government or through tariff, until its transfer to the new controlling shareholder, all resources and remuneration necessary to operate, maintain and make investments that are related to the public services of the respective distribution company, maintaining the economic and financial balance of the Distribution Company, without any contribution of funds, under any circumstances, by Eletrobras, as set forth in 9 above;”.

Concurrently, due to Eletrobras’ decision not to join the concession extension process, and given the need to continue the provision of the public service,  the Federal Government instituted an emergency, transitional and sui generis model, in which the aforementioned distribution companies started performing such services as simple “public service providers” (without concession). This occurred by virtue of art. 9, par. 1, of Law no. 12,783 of 20133, of Ordinance no. 388 of the Ministry of Mines and Energy (“MME”), published on July 26, 2017, as well as MME Ordinances nos. 421 to 425, all dated August 3, 2016, which classified each of the PDCs as “public service providers”.

Subsequently, the PDCs, which had been previously included in the Brazilian Privatization Program (Programa Nacional de Desestatização – “PND”) 4, were included in the Investment Partnership Program (Programa de Parcerias de Investimento - “PPI”)5 and were characterized as priority privatization projects, by

3 “Art. 9 In the event there is no extension of the concession period and in order to ensure the continuity of the provision of the service, the holder may, after the expiration of the term, remain responsible for provision thereof until the new concessionaire assumes such position, subject to the conditions set forth in this Law. § 1 If there is no interest on the part of the concession holder in continuing the provision of the service in accordance with the conditions established in this Law, the service shall be developed through an agency or entity of the federal public administration, until the bidding process contemplated under article 8 is completed. § 2 In order to ensure continuity of the service, the agency or entity referred to in paragraph 1 is authorized to temporarily hire the staff essential to the provision of the public electricity service until the contract with the new concession holder is finalized.”

4 Article 2 of Law no. 9,619 of 1998 expressly provided, in article 2, for inclusion of the PDCs in the PND after acquisition of the shareholding control by Eletrobras. Article 34 of Provisional Measure no. 1,985-25 of 2000 provides likewise.

5 The PPI is “aimed at expanding and strengthening the interaction between the Federal Government and the private sector through the execution of partnership agreements for the development of public means of Decree no. 8,893, of November 1, 20176, in line with Resolution no. 3 of the Investment Partnership Program Council (Conselho do Programa de Parcerias de Investimentos - “CPPI”), which had endorsed the inclusion of the PDCs in the PPI.

According to the aforementioned Decree no. 8,893 of 2017, the implementation and follow-up of the privatization process of the distribution companies should be carried out by the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social - “BNDES”)7, while the Ministry of Mines and Energy was responsible for coordinating and monitoring such process, without  prejudice to the duties assigned to BNDES.8

The Consultant also informs that, on September 29, 2017, BNDES submitted to its Executive Board a proposed model for privatization of the PDCs. The suggested model involves: (i) sale of the equity interest, including shareholding control (art. 4, I, of Law no. 9,491 of 1997)9, combined with (ii) granting of the public service concession (art. 4, VI, of Law no. 9,491 of 1997)10. Also in accordance with Eletrobras, infrastructure projects and other privatization measures” (art. 1, Law no. 13,334 of 2016). The PPI Council assumed the attributions of the National Privatization Council set forth in Law no. 9,491 of 1997 (art. 7, V, c, Law no. 13,334 of 2016).

6 As per art. 1, items IV to IX.

7 “Art. 2 The Brazilian Development Bank - BNDES is hereby designated as the responsible party for the implementation and monitoring of the privatization process of the companies that hold concessions for provision of the public power distribution services mentioned in items IV to IX of the caput of article 1, pursuant to article 6, paragraph 1 and in article 18 of Law no. 9,491, dated September 9, 1997, with the following responsibilities: I - publish and provide, where applicable, the information exclusively concerning the privatization process referred to in the caput, including for compliance with requests by the PPI Council and other responsible authorities; II - promote the recruitment of consulting, auditing and other specialized services required to implement the privatizations; III - promote cooperation with the securities distribution system and Stock Exchanges; IV - select and register companies with a recognized reputation and traditional activities in capital trading, transfer of shareholding control, sale and lease of assets, and V

- prepare the documentation for the privatization processes, for examination by the Federal Court of Auditors.”

8 “Art. 3 The Ministry of Mines and Energy - MME is hereby designated as the party responsible for coordinating and monitoring the privatization process' procedures and steps referred to in article 2, without prejudice to the responsibilities attributed to BNDES.”

9 “Art. 4 The privatizations shall be carried out by means of the following operating modes: I – disposal of equity interests, including shareholding control, preferably through pulverization of shares;”

10 “Art. 4 The privatizations shall be carried out by means of the following operating modes: (…) VI – concession, permits or authorization of public services.”

to ensure the economic feasibility and attract potential buyers, the design submitted by BNDES imposes on the Consultant the assumption of a significant portion of the PDCs’ debts, or its conversion into share capital. In addition, it was suggested that the shareholding control of each of the distribution Companies should be sold for the symbolic price of BRL 50,000.00 (fifty thousand reais).

On November 6, 2017, Decree no. 9,192 of 2017, which regulated Law no. 12,783 of 2013, was published to regulate the public bid for granting concessions of distribution and transmission associated with the transfer of control of legal entities that provide public electricity services. This presidential ordinance adopted the model proposed by BNDES. It is worth noting, in this regard, paragraphs 10 and 11 of art. 4 of the aforementioned statute, which require Eletrobras to approve the adoption of the recommendations arising from the studies regarding the sale of the PDCs, specifically with regard to the measures necessary to make its value attractive.11 This decree also established that, if these recommendations are not approved, the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica – “ANEEL”) “shall carry out the public bid of the power distribution concession without transfer of the shareholding control of the legal entity responsible for the provision of the power distribution service” (as per art. 5, II, b, of Decree no. 9,192 of 2017).

Shortly thereafter, on November 8, 2017, CPPI Resolution no. 20 was published, approving the model for transfer of the shareholding control of the

11 “Art. 4 In the bidding procedures referred to in article 1, the criteria for judgement of the proposals set forth in article 15, items I and II of Law no. 8,987, dated February 13, 1995, shall be used, subject to the provisions of this article. (...) § 10. Based on the studies referred to in article 3, caput, items II and III, of this Decree and in article 2, caput, item II, of Decree no. 8,893, of 2016, already taking into consideration the flexibilities referred to in paragraphs 1 and 2 and the recognition referred to in article 6, if the appraisal value of the company plus to the value of the new concession contract is negative, the controlling entity of the legal entity that provides the power distribution service shall approve the adoption of the recommendations of the studies so that such sum is equal to zero, defined by the following competent authorities: I – Council of the Investment Partnership Program, in the event set forth in article 2, or II – Ministry of Mines and Energy, Ministry of Treasury, and Ministry of Planning, Development and Management, in the event set forth in article 3, paragraph 11. The recommendations referred to in paragraph 10 may include, among other measures: I – contribution of funds; and II – corporate transactions in the legal entity responsible for provision of the power distribution service.”

distribution companies associated with the granting of the concession and adopting the recommendations made by BNDES to establish the symbolic amount of BRL 50,000.00 for the sale of shareholding control of such companies (art. 212), as well as determine that Eletrobras was required to assume the debts of the distribution companies (art. 3)13-

14.

However, as informed by the Consultant, the amount of the debts in question, taking into consideration only debts already determined, exceeds BRL 11,200,000,000.00 (eleven billion, two hundred million reais). According to the Consultant, Eletrobras cannot be responsible for that debt without compromising its own economic and financial viability, a circumstance which concerns the Company’s

12 “Art. 2 The privatization of the distribution companies, together with the granting of a new electric power distribution concession, will take place in accordance with the provisions of Article 4, items I and VI, of Law no. 9,491, dated September 9, 1997, through the sale of the following: I - Eletroacre: the number of common and preferred shares owned by Eletrobras representing at least 96.71% (ninety-six point seventy- one percent), minus 1 (one) common share, of Eletroacre’s capital stock on the date of settlement of the auction, for the total amount of BRL50,000.00 (fifty thousand reais); II - Ceron: the number of common shares owned by Eletrobras representing 100% (one hundred percent), minus 1 (one) common share, of Ceron’s capital stock, on the date of settlement of the auction, for the total amount of BRL50,000.00 (fifty thousand reais); III - Cepisa: the number of common shares and preferred shares owned by Eletrobras representing 100% (one hundred percent), minus 1 (one)common share, of Cepisa's capital stock, on the date of settlement of the auction, for the total amount of BRL50,000.00 (fifty thousand reais); IV - Ceal: the number of common shares and preferred shares owned by Eletrobras representing 100% (one hundred percent), minus 1 (one)common share, of Ceal’s capital stock, on the date of settlement of the auction, for the total amount of BRL50,000.00 (fifty thousand reais); V - Boa Vista: the number of common shares owned by Eletrobras that represent 100% (one hundred percent), minus 1 (one)common share, of Boa Vista’s capital stock, on the date of settlement of the auction, for the total value of BRL50,000.00 (fifty thousand reais); and VI - Amazonas Distribuidora: the number of common shares and preferred shares owned by Eletrobras representing 100% (one hundred percent), minus 1 (one) common share, of Amazonas Distribuidora’s capital stock, on the date of settlement of the auction, for the total amount of BRL50,000.00 (fifty thousand reais).”

13 “Art. 3 Eletrobras shall, prior to the effective transfer of the shareholding control, make adjustments to the distribution companies by converting debt into equity capital or through the assumption of debts of the distribution companies with Eletrobras and/or third parties, in the following amounts: I - Eletroacre: BRLBRL 113,779,871.99 (one hundred and thirteen million, seven hundred and seventy-nine thousand, eight hundred and seventy-one reais and ninety nine cents); II - Ceron: BRL1,872,522,463.42 (one billion, eight hundred seventy-two million, five hundred twenty-two thousand, four hundred and sixty-three reais and forty-two cents); III - Cepisa: BRL50,000.00 (fifty thousand reais); IV - Ceal: BRL50,000.00 (fifty thousand reais); V - Boa Vista: BRL342,120,486.20 (three hundred and forty-two million, one hundred and twenty thousand, four hundred and eighty-six reais and twenty cents); and VI - Amazonas Distribuidora: BRL8,911,866,558.94 (eight billion, nine hundred and eleven million, eight hundred and sixty-six thousand, five hundred and fifty-eight reais and ninety-four cents).”

14 CPPI Resolution no. 20 of 2017 also defined that the EGM for deliberation of the sale of shareholding control and of the measures set forth in its article 3 should be held by 12/29/2017 (as per art. 3, paragraph 3). Such deadline was subsequently extended until February 1, 2018 by CPPI Resolution no. 28 of 2017.

senior management. Precisely for this reason, in order to define the exact legal implications and justifications of the privatization process regulated by Decree  no. 9,192 of 2017 and by CPPI CPPI Resolution no. 20 of 2017, based on the studies carried out by BNDES, Eletrobras formulated this inquiry, seeking answers to the following questions:

1.  Is it lawful for Eletrobras to assume responsibility for the debts of the PDCs with third parties, without compensation, given that transactions between related parties require commutativity or adequate compensatory payment; or is this requirement waived by the fact that these companies are inserted in a context of privatization?

2.   In case of occurrence of one of the events set forth in art. 5 of Decree no. 9,192 of 2017, which would result in the complete depletion of the activity contemplated in the corporate purpose of the PDCs, is it possible for Eletrobras to carry out the dissolution of these PDCs solely based on Law no. 6,404 of 1976 and in accordance with the 165th EGM, without CPPI determining the dissolution as a privatization operating mode or recommending the exclusion of the PDCs from the PPI, respectively, in view of art. 4, V and art. 6, I of Law no. 9,491 of 1997?

3.  If CPPI fails to determine the dissolution of the PDCs, due to the depletion of its corporate purpose as a result of the occurrence of one of the cases defined in art. 5 of Decree no. 9,192 of 2017, should the liquidation of such entities comply with the proceedings set forth in Law no. 8,029 of 1990, in particular arts. 21 and 23, given that art. 2, I of Law no. 11,101 of 2005 expressly states that the bankruptcy and recovery regime does not apply to government-controlled companies?

4.   In case of application of art. 23 of Law no. 8,029 of 1990, will Eletrobras still be liable for the debts of the PDCs in which the Consultant acts as a guarantor, considering: (i) the universal succession of the Federal Government in the rights and obligations of these entities; and (ii) the standards that regulate the provision of guarantees by entities of the Direct and Indirect Administration included in art. 40 of the Fiscal Liability Law – Supplementary Law 101 of 2001?

5.  If CPPI determines the dissolution of the PDCs, will the liquidation regime established in Law no. 8,029 of 1990 apply, by virtue of art. 24 of Law no. 9,491 of 1997, especially with regard to the succession of the Federal Government in the rights and obligations of the PDCs set forth in art. 23?

6.  Considering the event of exclusion of the PDCs from the PPI, will the issuance of a legislative act by the Government, authorizing the extinction of the PDCs, be required?

7.     In the dissolution scenario, what would be the impacts for Eletrobras and the PDCs, in particular for their administrators?

8.  In the dissolution scenario, given the provision of art. 21-B, par. 2, of Law no. 12,783 of 2013, would Eletrobras’ debt with the Global Reversion Reserve Fund (Fundo Reserva Global de Reversão - “RGR”) be relieved or would Eletrobras continue to be in debt before the aforementioned Fund?

9.  Is Eletrobras required to follow the understanding adopted in Note no. 00592/2017, issued in conjunction by the Legal Advisories of the Ministry of Mines and Energy and the Ministry of Planning, Development and Management?

To answer these questions, this opinion is structured into 7 sections.

Following this introduction, Section II is devoted to explaining the legal regime to which government-controlled companies are subject. The purpose is to demonstrate that, although the creation of state enterprises entails the existence  of public interest, according to art. 173 of the Brazilian Federal Constitution (“BFC”), such companies are subject to the legal regime applicable to private companies, and, therefore, the same duties of diligence imposed by Law no. 6,404 of 1976 (the “Brazilian Corporations Act”) on private corporations, also apply to the aforementioned companies and their administrators. As a result, the Federal Government cannot force Eletrobras to assume debts without due compensation of its subsidiaries, in order to make the sale of these assets attractive. Such imposition would represent an abuse of the power of control, due to the serious violation of the duties of loyalty and good faith with regard to the company and the minority shareholders, as it would jeopardize the very survival of the company. The company’s management, carried out through the exercise of the Government’s voting right, shall be performed in the company’s best interest and shall always be in line with the corporate objectives of the company and its shareholders (including minority shareholders, who seek profit). Any measure that ignores these legal duties may lead to enforcement actions by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – “CVM”) and incurrence of the Administrative Improbity Act.

The purpose of Section III is to demonstrate that, since the Federal Government cannot impose on Eletrobras the burden of assuming the debts of its subsidiaries, failure to approve the privatization model will cause ANEEL to carry out a new public bid of power distribution concession without transfer of shareholding control (“direct concession”), as set forth in art. 5, II, b, of Decree no. 9,192 of 2017. Thus, once the provision of services is awarded to the new concession holders, the corporate purpose of the PDCs will be completely depleted. These circumstances will entail an extreme narrowing of the administrative discretion, which will be reduced to zero. Therefore, although, in principle, the operating mode for privatization of state enterprises is subject to a judgement of convenience and opportunity, in this case, the only remaining alternative will be to carry out the dissolution of the companies, based on the Brazilian Corporations Act and in accordance with the decision approved by the 165th EGM, regardless of the CPPI’s formal approval. This conclusion, as will be shown below, derives both from the provisions of the Brazilian Corporations Act and from the rules of public laws applicable in this case.

The purpose of Section IV, in turn, is to answer whether, in the event of exclusion of the PDCs from the PPI, a legislative act authorizing the  dissolution of the PDCs by Eletrobras must be issued. As will be demonstrated below, items XIX and XX of art. 37 of the BFC shall be read in the sense that a specific law is required only for the formation of government-controlled holdings (e.g., Eletrobras), in accordance with item XIX, but not for creation (and, in the opposite sense, extinction) of their subsidiaries. According to the understanding adopted by the Federal Supreme Court (Supremo Tribunal Federal - “STF”) in the judgment of the Direct Unconstitutionality Action (Ação Direta de Inconstitucionalidade – ADI) no. 1,649, a general legal provision that enables state enterprises to create subsidiaries is sufficient in order for such companies to form and extinguish subsidiaries. In the case of Eletrobras, such authorization is set forth in articles 15 and 16 of Law no. 3,890-A of 1961, and, therefore, the enactment of any other legislative act concerning this matter is not required.

Section V, on the other hand, discusses the dissolution regime applicable to the PDCs. As will be demonstrated, Law no. 8,029 of 1990 constitutes a general statute, which addresses, generically, the dissolution of private-law legal entities of the Federal Public Administration. In other words, although the PDCs  are not listed in art. 4 of Law no. 8,029 of 1990, this does not prevent the adoption of the proceedings set forth in the aforementioned law for the dissolution of other government-controlled companies. In fact, Law no. º 8,029 of 1990 is a procedural statute of general and abstract effectiveness that has not been expressly or tacitly revoked. This is the only statute regulating the dissolution of corporations either directly or indirectly controlled by the Government, therefore, its use as procedural law is mandatory, in particular as a result of the administrative legality principle (art. 37, caput, BFC). Thus, articles 21, 23 and 24 of Law no. 8,029 of 1990 and provisions of the Brazilian Corporations Act apply in these cases, with mitigations, as occurs, for example, with regard to unpaid credits. While art. 218 of the Brazilian Corporations Act establishes that, once the liquidation is completed, the unpaid creditors shall only be entitled to demand the payment of their credit within the strict limits of art. 218 itself, art. 23 of Law no. 8,029 of 1990 determines, by express command, that the Federal Government shall assume the position of universal successor.

Section VI seeks to explain why, with the liquidation of the PDCs, the debt that Eletrobras has with the RGR will cease to exist. As will be demonstrated by the logical, historical and teleological interpretation of art. 21-B, paragraph 2, of Law no. 12,783 of 2013, Eletrobras is not required to refund the RGR of the full amount it received. This is not a benefit unduly granted by the legislator to a government- controlled company. This is a mechanism to avoid an even greater burdening of

Eletrobras – which, in the past, was used as a public policy tool for acquiring the shareholding control of distribution companies in grave economic and financial standing. In fact, in order to reduce the risks to the company, the legislator established that Eletrobras shall return to the Fund only what it actually obtains from the sale of the equity interest in the PDCs. In this regard, although Law no. 12,783 of 2013 failed to expressly contemplate the case of liquidation of the PDCs, the rationale contained therein leads unequivocally to the conclusion that, if the sale of the shareholding control is unfeasible, Eletrobras shall be exempted from the obligation to return the amount received to the Fund.

Finally, in Section VII, the questions formulated by the Consultant will be answered objectively.

Now, having detailed the Inquiry, I shall hereinafter state my legal opinion.

II.           CORPORATE ISSUES AND THE FEDERAL GOVERNMENT’S LIABILITY, AS CONTROLLING SHAREHOLDER OF ELETROBRAS, AND OF THE ADMINISTRATORS, FOR THE DAMAGES CAUSED TO THE COMPANY.

II.1. The hybrid legal regime of mixed joint-stock corporation.

The background of the analysis requested by the Consultant relates to the legal regime of government-controlled companies (mixed joint-stock corporation) and to the limits that regulate the exercise of the power of control by the Government. It is a hybrid regime, which combines elements of private law and public law.15 This is because state enterprises are companies formed to serve a purpose of public interest by means of a private structure, as indicated by art. 173 of the BFC.

In fact, the constitutional provision lists the cases which authorize the Government to intervene directly in the economic domain, through the creation of state enterprises, subject to “the specific legal regime governing private companies, including civil, commercial, labor and tax rights and obligations” (art. 173, paragraph 1, II, BFC). The creation of these entities, however, can only occur when necessary “to the national security or relevant collective interest, as defined by law” (art. 173, caput, BFC).

That is, if, on the one hand, the government-owned companies and government-controlled companies must submit to a public interest that justifies their creation and existence, on the other hand, they will be, as a rule of thumb, subject to private law (art. 173, paragraph 1, II, BFC). The hybridity in question reflects not only the Government’s need to employ innumerous tools to intervene in the economy, but,

15 ARAGÃO, Alexandre Santos de. O Regime Jurídico das Empresas Estatais. Enciclopédia Jurídica PUC- SP, Tomo 2, 2017.

also, the need to combine public and private interests, as ratified by Law no. 13,303 of 201616, which constitutes the general statute of state enterprises (State Enterprises Act).

Articles 5 and 7 of the State Enterprises Act17 expressly determine the application of Law no. 6,404 of 1976 (Brazilian Corporations Act) to all government-owned companies, government-controlled companies and their subsidiaries, and of the regulations of the CVM to listed companies.18

In fact, more than revealing the hybrid nature of the regime of state enterprises, the applicability of the Brazilian Corporations Act corroborates and creates tools that favor the very fostering of the governing principles of the Public Administration when they apply to the corporate sector. Duties such as diligence, imposed by the Brazilian Corporations Act (art. 153), effectively contribute to the fostering of republican principles, in particular the principles of morality, impersonality and objective good faith. In other words, by complying with corporate law, the principles of the public administration set forth in art. 37 of the Constitution can also be fulfilled.19 As a result, it is safe to say that, within the scope of public corporate law, the

16 Law no. 13,303 of 2016 governs: “the legal status of government-owned companies, government- controlled companies and their subsidiaries, under the Federation, the States, the Federal District, and the Municipalities.”

17 “Art. 5 Government-controlled companies shall be incorporated as corporations and, except as set forth in this Law, shall be subject to the regime set forth in Law no. 6,404, dated December 15, 1976.”

“Art. 7 The provisions of Law 6,404, dated December 15, 1976, and the standards of the Brazilian Securities and Exchange Commission - CVM regarding recording and preparation of financial statements, including the obligation related to the independent auditing by an auditor registered with the CVM, are applicable to all government-owned companies, unlisted government-controlled companies and their subsidiaries.”

18 As per “Art. 4 Omissis (…) Paragraph 2 In addition to the rules set forth in this Law, government- controlled companies registered with the Brazilian Securities and Exchange Commission - CVM shall be subject to the provisions of Law no. 6,385, dated December 7, 1976.”

“Art. 8 Government-owned companies and government-controlled companies shall comply with, at least, the following transparency requirements: (…) Paragraph 3 In addition to the obligations set forth in this article, government-controlled companies registered with the CVM are subject to the information regime established by such agency and shall disclose the information set forth in this article in the manner established in the relevant CVM standards.”

19 According to Alexandre Santos de Aragão: “these constitutional principles and the procedural requirements arising therefrom are not so incompatible with the guidelines that large private corporations must already per se follow, both by virtue of the laws applicable to the matter (especially Laws 6,404 of 1976 and 6,385 of 1976), and by ever more frequent and intense requirements from the market itself”

standards of private law and administrative law converge to determine the legal regime that governs the companies included in art. 173 of the Constitution.

This convergence of standards and interests gains special nuances in the management of government-controlled companies, since their capital is also derived from private funds. According to art. 4 of the State Enterprises Act, a government-controlled company is “the entity with legal personality under private law, with creation authorized by law, in the form of a corporation, whose voting shares belong in the majority to the Federal Government, the States, the Federal District, the Municipalities or an entity of the indirect administration”.20

Thus, in the case of entities made possible by the sum of public and private resources, the Government, as the controlling entity, should be aware of the legitimate interests of its minority shareholders. In an impersonal performance based on administrative morality, the company’s management should be loyal to its private investors, who contributed to the company with their own funds and expect a financial return. In other words, without prejudice to the public interests that justify the creation of the government-controlled company, there are private interests that should be protected, associated with a legitimate expectation of financial return.

Therefore, in addition to its being fair to say that profit is a necessary means to achieve the public purpose of a government-owned company (since the higher the financial return, the greater the investment capacity to this end),21 it is

(ARAGÃO, Alexandre Santos de. O Regime Jurídico das Empresas Estatais. Enciclopédia Jurídica PUC- SP, Tome 2, 2017).

20 Decree Law 200 of 1967 already provided, in the same terms, that a government-controlled company should be understood as being “an entity with legal personality under private law, created by law to develop an economic activity, in the form of a corporation, whose voting shares belong in the majority to the Federal Government or to an entity of the Indirect Administration” (art. 5, III). In addition, art. 235 of the Brazilian Corporations Act provides that: “Art. 235. Government-controlled companies are subject to this Law, without prejudice to the special provisions under federal law”.

21 According to Jacintho Arruda Câmara: “most times, a company’s profitability is an essential tool for performance of public interest activities with greater efficiency. And it’s precisely this search for profit, in benefit of achieving the public interest, that constitutes one of the main reasons for the option to follow the also a goal pursued by private shareholders, which deserves protection. Hence, the need for the concern with financial results not to be annihilated in the pursuit of the public interests that justify the company’s creation.22

In summary: the equation that combines the company´s profitability and, at the same time, the development of the public interest activity that motivated its creation, is what justifies and enables the existence of the government- controlled company.23 This is the logic behind the legal regime of the company, which has a direct impact on the Federal Government’s liabilities when exercising its power of control in Eletrobras, as will be demonstrated in the following topic.

II.2 Limits of the Federal Government’s power of control in Eletrobras and the duties to which the company’s administrators are subject.

The Federal Government, as controlling shareholder of Eletrobras, shall lead its management in an efficient manner, guided by the public interest that justified its creation and attentive to the interests of all shareholders. This was already established in the Brazilian Corporations Act, in art. 23524, which was expressly business model in the Public Administration.” (CÂMARA, Jacintho Arruda. O lucro nas empresas estatais. Revista Brasileira de Direto Público – RBDP. Belo Horizonte, no. 1, pg. 16-17, 2003). See also, CARVALHOSA, Modesto. Comentários à lei de sociedades anônimas. 4 ed. São Paulo: Saraiva, 2009,  pg. 410.

22 In relation to the interests of the private shareholder of state enterprise, Rafael Schwind explains that  the controlling entity should take into consideration in its management the interests of the minority stockholders, “after all, the contribution of private capital does not occur by mere benevolence. If a private person uses its resources in a company formed with the Government, it is because such person intends to obtain benefits for itself with such association. Even if it is aware of the public purposes that justified the formation of the company, the private partner has the legitimate expectation that the government- controlled company will reconcile its social functions with the interests of its private partners.” (SCHWIND, Rafael Wallbach. O Estado Acionista: Empresas estatais e empresas privadas com participação estatal. São Paulo: Almedina, 2017, pg. 119). Likewise, Nelson Eizirik teaches that “in addition to pursuing the public interest, the Government must also seek the lucrative scope, which is common to all companies. If this were not the case, it would also not make sense to create a government-controlled company, in which private shareholders are called upon to invest their resources.” (EIZIRIK, Nelson. A Lei das S/A Comentada. Volume IV. 2nd ed. São Paulo: Quartier Latin, 2015, pg.238).

23 EIZIRIK, Nelson. A Lei das S/A Comentada. Volume IV. 2nd ed. São Paulo: Quartier Latin, 2015, pg.238.

24 “Art. 235. Government-controlled companies are subject to this Law, without prejudice to the special provisions under federal law. Paragraph 1. Listed government-controlled companies are also subject to the corroborated by art. 4, paragraph 1, of Law no. 13,303 of 2016, which states the following:

“Paragraph 1 The legal entity that controls the government-controlled company has the duties and liabilities of the controlling shareholder, established in Law no. 6,404, dated December 15, 1976, and shall exercise its power of control in the company’s interest, in compliance with the public interest that justified its creation” (highlighted).

That is, although there is a public interest to be pursued (art. 238 of the Brazilian Corporations Act),25 the Federal Government has the duty to exercise its power of control in the company’s best interest, as determined by art. 115 of the Brazilian Corporations Act26, as well as by the provision of art. 15 of Law no. 13,303 of 201627, which expressly states that the controlling entity is liable for any abuse of power.

These provisions shall be read as rules aimed at protecting the private interests of the minority shareholders and as commands designed to preserve the public interest that justified the creation of the state enterprise28. That is, the Federal regulations issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM). Paragraph 2. The corporations in which government-controlled companies participate, whether as a majority or as a minority, shall be subject to the provisions of this Law, without the exceptions set forth in this Chapter.”

25 “Art. 238. The legal entity that controls a government-controlled company has the duties and responsibilities of a controlling shareholder (articles 116 and 117), but it may direct the activities of the company so as to satisfy the public interest that justified the creation thereof.”

26 “Art. 115. The shareholder shall exercise the right to vote in the company’s interest; the vote shall be deemed abusive if it is exercised with the intent to cause damage to the company or to other shareholders, or of obtaining an advantage for the shareholder or for a third party to which neither is entitled, and which results or may result in damage to the company or to other shareholders. (Text added by Law no. 10,303, of 2001) (…)” (highlighted).

27 “Art. 15. The controlling shareholder of a government-owned company or of a government-controlled company shall be liable for all acts performed with abuse of power, pursuant to Law no. 6,404, dated December 15, 1976. Paragraph 1. The lawsuit for damages may be filed by the company, pursuant to article 246 Law no. 6,404, dated December 15, 1976, by the third party who suffered the damages or by the other shareholders, regardless of authorization by the general shareholders’ meeting. Paragraph 2.The statute of limitation for filing of the lawsuit referred to in paragraph 1 is of six (6) years from the date of the abusive act.”

28 Alexandre Santos de Aragão teaches that “the Company’s interest” referred to in art. 115 shall include, in the case of government-controlled companies, the public interests that justified the creation thereof, in

Government must act with loyalty and efficiency. It must respect its partners due to the duty of good faith, corollary of administrative morality (art. 37, BFC), which implies in concern for the pursuit of the company’s best interest. Although this may, at times, involve choices aimed at satisfying the public interest that inspired the company’s creation29, there are limits. The Federal Government cannot abuse its position of control and impose, on the company, unbearable burdens that can cause damages not only to minority shareholders, but also to the public purpose of maintaining the company financially viable.

Thus, based on the information provided by the Consultant that the debts to be assumed by Eletrobras are of such a magnitude that can place it in severe financial standing, with significant loss of its market value without the corresponding compensation, the conclusion is that the measure fails to take into consideration the duties and liabilities of the Federal Government to the company and its minority shareholders. Thus, it violates the aforementioned provisions of the Brazilian Corporations Act, as well as the duties of loyalty and administrative efficiency imposed on the Federal Government (art. 37, BFC); a duty recently strengthened by the obligations of good administrative management and governance set forth by Decree no. 9,203 of 2017 (notably, articles 4, 6 and 1730).

accordance with 238, but, in terms of quality, always from the point of view of the company’s interest, not of the public interests of others, even if they are very relevant, but which are foreign to the institutional purposes of the company” (ARAGÃO, Alexandre Santos de. Empresas Estatais. O regime Jurídico das Empresas Públicas e Sociedades de Economia Mista. São Paulo: Forense, 2017, pg. 374-375).

29 According to Astrid Monteiro de Lima Rocha: “by reading article [238] it is evident that the concept of public interest adopted here is not indeterminate like the sociological concept, but rather that specific interest that justified the the government’s intervention – and that, for this reason, it should be provided in the law that authorized the creation of the government-controlled company. In this sense, the interest foreseen in article 238 of the Brazilian Corporations Act should not be confused with the interests of the Public Administration, or with the interests of the public official.” (LIMA ROCHA, Astrid de. O Estado Empresário: interesse público, conflito de interesses e comportamento abusivo do acionista controlador nas sociedades de economia mista. In: ARAGÃO, Alexandre Santos (Coord.). Empresas Públicas e Sociedades de Economia Mista. Belo Horizonte: Fórum, 2015, pg. 89).

30 “Art. 4 The following are public governance guidelines: I – direct actions towards the pursuit of results for the company, finding timely and innovative solutions to handle limitation of resources and changes in priorities; II – promote administrative simplification, modernization of public management, and integration of public services, especially those rendered by electronic means; III – monitor the performance and evaluate the conception, implementation and results of the policies and priority actions to ensure that the strategic guidelines are observed; IV – articulate institutions and coordinate processes to improve

That is why an action in this regard is unlawful31, with potential conflict of interests. Moreover, such abuse may provoke enforcement actions by the CVM, as well as the laws that impose the duties of good governance on the administrators, in addition to the rules concerning administrative improbity.

Indeed, important precedents of the CVM regarding abuse of power of control and conflicts of interest on the part of public entities that control government- controlled companies recommend caution. First, Sanctioning Administrative Proceeding CVM no. RJ2013/6635, in which the Federal Government, as the controlling integration between the different levels and spheres of the public sector, in order to generate, preserve  and deliver public value; V – cause senior management to incorporate high standards of conduct in order to guide the behavior of public agents, in line with the duties and attributions of their agencies and entities; VI – implement internal controls based on risk management, which shall privilege strategic actions for prevention rather than sanctioning procedures; VII – evaluate the proposals for creation, expansion or improvement of public policies and granting of tax incentives and, whenever possible, assess their costs and benefits; VIII – maintain a decision-making process that is driven by evidence, legal conformity, regulatory quality, de-bureaucracy and that supports society’s participation; IX – edit and review normative acts, based on good regulatory practices and on the legitimacy, stability and coherence of the legal system, conducting public consultations whenever appropriate; X - formally define the roles, duties and responsibilities of institutional structures and arrangements; and XI – promote open, voluntary and transparent disclosure of the organization’s activities and results, in order to strengthen public access to information.”

“Art. 6 The senior management of the agencies and entities shall, subject to specific regulations and procedures applicable, implement and maintain governance mechanisms, instances and practices in line with the principles and guidelines set forth in this Decree. Sole paragraph. The governance mechanisms, instances and practices referred to in the caput shall include, at least: I - ways of monitoring results; II - solutions to improve the performance of the organizations; and III - instruments to promote an evidence- based decision making process.”

“Art. 17. The senior management of the direct, autarchic and foundational federal public administration organizations shall establish, maintain, monitor and improve the risk management and internal control system for the identification, evaluation, treatment, monitoring and critical analysis of risks that may impact the implementation of the strategy and the achievement of the organization's objectives in the fulfillment of its institutional mission, observing the following principles: I – implementation and application in a systematic, structured, timely and documented manner, subordinated to the public interest; II - integration of risk management into the strategic planning process and its developments, activities, work processes and projects at all levels of the organization relevant to the execution of the strategy and the achievement of the institutional objectives; III – establishment of internal controls proportional to the risks, in order to take into consideration its causes, sources, consequences and impacts, observing the cost-benefit ratio; and IV - use of risk management results to support continuous improvement of performance and risk management, control and governance processes.”

31 According to the recent understanding of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM), abuse of power “is characterized based on evidence that the transaction was detrimental to the publicly-held company, either because it was not carried out in a way that suited the best interests thereof, or because it was carried out under unbalanced conditions that favored the controlling entity (PAS CVM nº 2012/11199. Rap. Pablo Renteia, j. 22.03.2016).

shareholder of Eletrobras, was unanimously convicted by CVM’s Joint Commission for violation of art. 115, paragraph 1, of Law no. 6,404 of 1976, must be recalled.32 Although the Board of Appeals of the Brazilian Financial System acquitted the Federal Government, granting the appeal filed in the scope of the aforementioned Sanctioning Administrative Procedure, CVM subsequently issued Notice to the Market no. 07 of 2017, reaffirming its standing on the matter. It is also worth noting the proceeding known as the “Emae Case”, examined by CVM in 2015, in which the State of São Paulo was convicted of breaching its duty of loyalty as controlling shareholder, for having obtained, in that capacity, benefits that were not shared with the other shareholders of the company.33

At the same time, there are also corporate rules that govern the duties of the administrators, who, similarly to the controlling shareholder, are responsible for ensuring the company’s best interests. For the case being examined in this opinion, it is important to mention art. 245 of the Brazilian Corporations Act, which clearly establishes that the transactions carried out between the Consultant and its subsidiaries must, necessarily, be performed on an arm’s length basis and with adequate compensation 34.

32 The joint committee understood that the Federal Government voted under conflict of interest, when it voted in favor of early renewal of power generation and transmission concession contracts executed between Eletrobras and the Federal Government itself (as granting authority), in the context of Provisional Measure 579 of 2012, which, consequently, resulted in the company's waiver of the right to claim compensation for the non-amortized assets subject to the concession.

33 CVM Administrative Sanctioning Procedure (PAS) no. 2012/1131, Rapporteur Luciana  Dias, 05/26/2015. The government of the State of São Paulo was fined by the CVM joint committee for having caused damage to Empresa Metropolitana de Água e Energia (Emae), the metropolitan energy and water company, which it controls, in the scope of the legal dispute with Companhia de Saneamento Básico do Estado de São Paulo (Sabesp), the state sanitation company, which is also controlled by the same public entity. The legal dispute related to the collection of financial compensation for the capture of water in the dams owned by Emae by Sabesp. Although Emae tried for more than five years to collect reimbursement of part of the cost of operation and maintenance of the dams used by Sabesp, the State was accused of having failed to act in the interest of the company and the other shareholders.

34 “Art. 245. The company’s directors and officers shall not favor an affiliated, controlling or controlled company to the detriment of their own company and shall ensure that any transaction between such companies, if any, is conducted on an arm’s length basis, or with adequate compensatory payment, and shall be liable to the company for any loss resulting from acts performed in violation of the provisions of this article.”

Furthermore, administrators may be held liable for acts of misconduct when such acts cause damage to the company, in accordance with Law no. 8,429 of 1992 (“Administrative Improbity Act”), which establishes that both the direct and indirect Public Administration are potential subjects of improbity actions, which logically includes government-controlled companies. In fact, the assumption of debts in non-arm’s length transactions that hinder the operation of the company may be understood as an act that gives rise to “patrimonial damage, misuse, appropriation, squandering or dilapidation of property or assets” of the company, pursuant to art. 10 of the Improbity Act, which entails the application of the penalties set forth in art. 12, II, of the same law. Not to mention the potential actions that can be filed, both in Brazil and abroad, by minority shareholders35. That is, the assumption of the debts in question represents an effective risk for the administrators.

A final note on this topic: the fact that the decisions of the Federal Government also derive from regulatory acts, which are external to its performance as shareholder, should not imply in its fiduciary irresponsibility. The entire Public Administration, in any circumstance, has the constitutional duty to act efficiently (art. 37, BFC), seeking the best results at the lowest possible cost, and at the same time act with loyalty, corollary of the administrative duty of good faith36. In other words: the expectation of financial results of the minority shareholders who invested and trusted in

35 In late 2014, minority shareholders of Petrobras filed a Class Action suit against the company seeking to obtain compensation for losses incurred due to the irregularities occurred in the company’s financial statements. (Available at: https://goo.gl/yc3CNC. Accessed on 12/14/2017). The suit against Petrobras, which is pending before the Courts of New York, is not the only Class Action filed against Brazilian companies. Eletrobras and its officers are already targets of a Class Action in the USA. In this lawsuit, the plaintiffs claim that the company, as a result of decisions made by its controlling shareholder (the Federal Government), caused losses to minority shareholders. The Plaintiffs mention projects in which Eletrobras was involved by imposition of the Federal Government, but which were marked by corruption, delays and unnecessary costs, in detriment of the minority shareholders. (as per REUTERS, Brazil's Eletrobras sued in U.S. court over corruption scandal. Available at: https://goo.gl/D6cDmG. Accessed on 12/14/2017).

36 V. COUTO E SILVA, Almiro do. “O Princípio da Segurança Jurídica (Proteção à Confiança) no Direito Público Brasileiro e o Direito da Administração Pública de Anular seus próprios Atos Administrativos: o prazo decadencial do art. 54 da Lei do Processo Administrativo da União (Lei nº 9.784/99)”. In Revista de Direito Administrativo no. 237, 2004; and ARAÚJO, Valter Shuenquener de. O princípio da proteção da confiança: uma nova forma de tutela do cidadão diante do Estado, Rio de Janeiro: Impetus, 2009.

the company is worthy of consideration. Especially since the power of control cannot be exercised as a mechanism capable of destroying the company.

In short: these reasons demonstrate that the approval of the privatization transaction by the Federal Government in the manner proposed by BNDES is unlawful. First, because there is a clear conflict of interests of the Federal Government with regard to the decision. Second, because, even if the Federal Government could vote, it would not be lawful to impose on Eletrobras the grave burden of assuming the debt of its subsidiaries, to the detriment of the company and its minority shareholders, only as a measure to make the privatization process attractive. A decision in this sense, as mentioned above, would characterize abuse of the power of control, subject to penalty and annulment.

Considering this scenario one concludes that it is necessary to apply art. 5, II, b, of Decree no. 9,192 of 2017,37 according to which ANEEL must carry out a new bidding process for concession of the power distribution services, without the transfer of shareholding control of the legal entity responsible for providing the power distribution service – the so-called “direct concession”. The following section addresses the legal implications of this course of action.

37 “Art. 5 Aneel shall carry out the bidding process for concession of power distribution without transfer of shareholding control of the legal entity responsible for the provision of the power distribution service, in the following events: I – by decision of the CPPI, for the projects qualified under the Investment Partnership Program of the Brazilian Presidency, or by decision of the Ministry of Mines and Energy, Ministry of Treasury, and Ministry of Planning, Development and Management, in the other cases; II – in the event the controlling shareholder of the legal entity responsible for the provision of the power distribution service: a) does not comply with the provisions of art. 1, paragraph 2; or b) does not approve the recommendations referred to in art. 4, paragraphs 10 and 11, within the term established based on the provisions of art. 4, paragraph 12; or III – in the event the bidding procedure referred to in art. 1 is not successful. (…)”

III.          MANDATORY   DISSOLUTION    OF    THE    PDCs.    REDUCTION   OF ADMINISTRATIVE DISCRETION TO ZERO.

The Consultant inquires whether, in case the event set forth in art. 5 of Decree no. 9,192 of 2017 occurs, which according to the Consultant would “result in the complete depletion of the activity contemplated in the corporate purpose of the PDCs”, Eletrobras could carry out the dissolution of the companies based solely on the Brazilian Corporate Law and in accordance with the decision approved in the 165th GSM. It is also inquired whether, alternatively, the liquidation would be conditioned to a formal manifestation on the part of the CPPI, either approving this privatization mode for the companies or recommending their exclusion from the PPI.

As will be demonstrated, the circumstances described in the Inquiry make the dissolution of the distribution companies a measure that is not only possible, but necessary, both in light of the provisions set forth in the Brazilian Corporations Act and of the standards of public law applicable to the case. This renders the rules of procedure of Law no. 9,491 of 1997, which, in most cases, condition the privatization of companies to a positive manifestation of the CPPI, inapplicable.

Indeed, creating and extinguishing state enterprises are, in principle, political decisions subject to the Government’s discretionary assessment. The same is true for the form of privatization of these entities. When Law no. 9,491 of 1997 came into force in the legal system to restructure the Brazilian Privatization Program (Programa Nacional de Desestatização - “PND”), this was set forth in art. 4, which listed the operating modes that can be applied for this purpose:

“Art. 4 The privatizations shall be carried out by means of the following operating modes:

I  – disposal of equity interests, including shareholding control, preferably through pulverization of shares;

II  – public offering;

III   – capital increase, with total or partial waiver or assignment of preemptive rights;

IV  - sale, lease, rental, loan or assignment of assets and facilities;

V      – dissolution of companies or partial deactivation of their undertakings, with consequent sale of assets;

VI  - concession, permit or authorization of public services.

VII   – fee farm grant, redemption of jurisdiction, swap, assignment, conditional concession of property use and alienation by means of sale of properties owned by the Federal Government. (Included by Provisional Measure no. 2,161-35, of 2001)

Paragraph 1 The conversion, consolidation, merger or spin-off of companies and the creation of wholly-owned subsidiaries may be used to enable the implementation of the chosen operating mode.

(…).”

Also according to Law no. 9,491 of 1997, the former National Privatization Council (Conselho Nacional de Desestatização – “CND” - whose duties were taken over by the CPPI, pursuant to art. 7, V, “c”, of Law no. 13,334 of 2016)38 was responsible for approving the operating mode to be applied to the privatization of each state enterprise (art. 6, II, “a”, of Law no. 9,491 of 1997)39, as in the case of the PDCs. Therefore, choosing one of these modes involves a judgment that is, in principle, discretionary, and is currently carried out by CPPI. That is, the Council must assess the convenience and appropriateness of carrying out the privatization through one of the modes listed in art. 4 of Law no. 9,491 of 1997.

Although this is the general rule, it does not apply to the case discussed in this Legal Opinion. This occurs because, despite the fact that there are, in theory, different possible forms of privatization, once the provision set forth in art. 5 of Decree no. 9,192 of 2017 is implemented (i.e., the concession of power distribution without transfer of shareholding control – direct concession), the dissolution of the PDCs will be the only legally viable path. Thus, this is a case in which the discretion of

38 “Art. 7 The Council for the Investment Partnership Program of the Brazilian Presidency (Programa de Parcerias de Investimentos da Presidência da República – CPPI) is hereby created, with the following duties: (…) V – exercise the duties attributed to: (…) c) the National Privatization Council by Law no. 9,491, dated September 9, 1997”.

39 “Art. 6 The National Privatization Council is responsible for: (…) II – approving, except in relation to financial institutions: a) the operating mode to be applied to each privatization;”.

the public official is reduced to zero. The decision to dissolve is non-discretionary. Therefore, it must occur, regardless of a formal act of the CPPI in this regard.

This conclusion is based on logical and systematic interpretation of art. 5 of Decree no. 9,192 of 2017. By allowing the direct concession model (i.e.  without the transfer of shareholding control), this provision gives rise to a sui generis factual situation: legal entities that were once established with the primary purpose of providing the granted public service will suffer the complete depletion of their corporate purpose.40 The raison d`être of such entities will cease to exist, and both their divestment, by any means, or their maintenance as companies of the Eletrobras group, will be pointless.

In fact, once the concession without the sale of the PDC is determined, the bid winner shall form a new legal entity to exploit the concession, and shall acquire all the assets linked to the service (art. 5, paragraph 2, of Decree no. 9,192 of 2017)41. As for the PDC, only its shell will remain; the former legal entity will neither have any value nor formal (since it will not have a grant to provide the service for which it was created) or material (since it will no longer have the required facilities) capability to carry out its corporate purpose.

In other words, it is as if the company was no longer authorized to operate and, on this account, should be dissolved by operation of law,42 as indicated by

40 Strictly speaking, the corporate purpose of the PDCs was already broadly compromised when it was decided for non-renewal of the concessions and the distribution companies started to operate precariously as mere public service providers and not concession holders.

41 “Art. 5. Omissis. (…) Paragraph 2 The winner of the bidding procedure referred to in the caput shall, in accordance with the rules and deadlines to be defined by Aneel in the relevant bid notice, acquire, from  the entity responsible for provision of the public power distribution service, the assets and reversible facilities related to the provision of the service for the amount corresponding to the portion of non- amortized and/or non-depreciated investments associated therewith, valued according to the New Replacement Value methodology.”

42 According to Antônio Pereira Almeida, the expression “by operation of law” (de pleno direito) means that the occurrence of one of the causes listed in item I of art 206 of the Brazilian Corporations Act is a condition necessary and sufficient for the dissolution to produce immediate effects, as in the events set forth in letters “a”, “b”, “d” and “e” of item I. (ALMEIDA, Antônio Pereira de. Sociedades Comerciais.

the rationale of art. 206, I, e, of Law no. 6,404 of 1976. According to the provision: “The company is dissolved: I – by operation of law: (…) e) by the extinction, in accordance with the law, of the authorization to operate”. This expression – “authorization to operate” – was already included in Decree-Law no. 2,627 of 1940 (art. 137, e) and, as Miranda Valverde explains, “means to perform an activity aimed at achieving the purpose for which the corporation was created. It is, in short, the regular development of the corporate purpose” 43.

In this case, once the concession agreements expired and it was established that the provision of the public service (with the assets linked to it) shall be granted to a new provider, the distribution companies, whose corporate purpose is to “operate the electric power services, according to the respective concession contracts”44, lost the ability to do so. Thus, according to art. 206, I, of the Brazilian Corporations Act, the distribution companies must be automatically dissolved. There  are no grounds nor conditions to keep them operating.

That is not all. The aforementioned conclusion can also be reached based on public law standards that integrate the hybrid regime to which government- controlled companies and their subsidiaries are subject. Firstly, by virtue of the legality principle (art. 37, caput, BFC). State enterprises, considering its logic and hybrid regime, shall follow a specific public purpose. Not any purpose, but the one defined in the statute that authorized their creation, as determined in art. 173 of the Constitution.

Coimbra: Coimbra Editora, 1999, pg. 348). Therefore, the causes for dissolution listed in item I of art. 206 of the Brazilian Corporations Act are by operation of law because the result is automatic, that is, upon occurrence of the cause, the company will thereinafter be subject to a special legal regime, which restricts its activities and subjects its assets to a liquidation procedure, completion of which will result in extinction of the company, finalizing the dissolution process.

43 VALVERDE, Trajano de Miranda. Sociedades por Ações (Comentários ao Decreto-Lei nº 2.627 de 26 de setembro de 1940). 2nd ed. Rio de Janeiro: Forense,1953, v. I, pg. 317. Note that the mentioned definition by Miranda Valverde is, to this day, recognized and applied by legal doctrine to clarify the language of letter “e” of art. 206, I of the Brazilian Corporate Law. In this sense, see: EIZIRIK, Nelson. A Lei das S/A Comentada. Volume IV. 2nd Edition. São Paulo: Quartier Latin, 2015, pg. 27 and SANTOS, Paulo Penalva. Direito das Companhias. Coord. Alfredo Lamy Filho and José Luiz Bulhões Pedreira. 2nd ed. Rio de Janeiro: Forense, 2017, pgs. 1328-1329.

44 Article 4 of the companies’ bylaws.

Such purpose, as mentioned, is the institutional one that authorizes the creation of these entities and justify their existence. State enterprises can neither pursue purposes other than those that constitute their corporate object,45 nor can they, obviously, refrain from pursuing them.

In the case analyzed in this Legal Opinion, the loss of the public service concession, as well as of the means to pursue the public purpose embedded in the power distribution activity, lead the Government (in the figure of Eletrobras) to be the controlling shareholder of companies that no longer have legislative authorization to operate.46 After all, the legal authorizations to create Eletrobras’ subsidiaries contemplated a very specific purpose: operating of public electricity services.47 If such service is no longer possible, either de jure or de facto, the authorizing law will no longer be complied with compliance with the authorizing statute will end.

In other words, since the PDCs will no longer be able to provide the services for which they were created, they will be empty shells, without any public function. The dissolution follows then as an imperative measure, in a typical exercise of administrative self-correction, in compliance with the proceedings of the only statute

45 After all, “if the law created them, established a certain purpose for them, attributed to them assets directed for this purpose, the entity cannot, at its own discretion, use such assets to serve a different purpose”. DI PIETRO, Maria Sylvia Zanella. Direito Administrativo, 20th ed. São Paulo: Atlas, pg. 417.

46 In the case of the entities that hold public service concessions, such as power distribution companies, the nature of the purpose is quite clear: “when the purpose of the company is to render public services and it acts as longa manus of the controlling entity, the presence of the public interest is inherent to the very nature of the activity developed” (PINTO JR., Mario Engler. Empresa Estatal: função econômica e dilemas societários. São Paulo: Atlas, 2010, pg. 213; highlighted).

47 See State Law no. 1,654 of 1952-AM, art. 1, authorizing Amazonas Energia; State Law no. 60 of 1965- AC, art. 1, authorizing Eletroacre; Federal Law no. 5,523 of 1968, art. 1, authorizing CERON and CERR; and State Law no. 1,948/1959-PI, art. 1, authorizing CEPISA). These purposes remain valid, given the Bylaws of these companies. In this regard, the Bylaws of all PDCs set forth that: “Art. 4 The purpose of the Company is to operate energy services, according to the respective concession contract, performing, towards this end, studies, projects, construction and operation of production plants, substations, transmission lines and energy distribution networks, and carrying out all acts of commerce required for performance of these activities” (highlighted). Today, such entities are subsidiaries of Eletrobras, whose authorizing law also establishes a corporate purpose restricted to the activities related to the energy services (art. 2 of Law no. 3,890-A of 1961), and the creation of subsidiaries by Eletrobras is subject to the objective of “fulfilling its corporate purpose” (art. 15 of Law no. 3,890-A of 1961).

currently in force that regulates the dissolution of government-controlled companies – those of Law no. 8,029 of 1990, as will be discussed below.

This conclusion is reinforced, secondly, in the light of the principle of administrative morality (art. 37, caput, BFC). In the public domain, that which is ethically correct and enforceable takes on a meaning of its own. The conduct of the public administrator must not only be honest and republican in dealing with public assets, but also loyal to the public purposes defined by law. In other words,

“this good result, objectively considered, to which the Public Administration is morally bound, can only be one that contributes to the achievement of a good administration, one which undeniably satisfies the orientation towards the public interests, which is its institutional purpose”.48 (highlighted).

Therefore, when the depletion of the corporate purpose of the  PDCs is characterized, Eletrobras, as the controlling shareholder of these distribution companies, would not be permitted, in light of the principle of administrative morality, to maintain as subsidiaries companies devoid of any operating capability, i.e., unsuitable to serve the purposes for which they were created.

Thirdly, it is a known fact that the Constitution subjects the bodies and entities of the direct and indirect Public Administration to duties of efficiency and cost-effectiveness (arts. 37, caput, and 70). As pointed out by Paulo Modesto, “in the first dimension of the efficiency principle is the requirement of cost-effectiveness, equally corroborated among us, and wastefulness is the direct opposite idea. Efficiency here is the quality of the administrative action that achieves satisfactory or excellent results, and the achievement of useless or unsatisfactory results constitutes one of the

48 MOREIRA NETO, Diogo de Figueiredo. Moralidade Administrativa: Do Conceito à Efetivação. RDA, no. 190, pgs. 1-44, 1992, pgs. 7-8.

most common forms of violating this principle”.49 Since, in the case analyzed in this Legal Opinion, if the “direct concession” is implemented, there is no possible utility in maintaining the PDCs, but only costs, also in this light, the dissolution appears as the only necessary measure. The PDCs, in this scenario, lose their social role, therefore, their maintenance in the estate of the Public Administration no longer makes sense.

There is also a fourth argument, in addition to the previous ones, associated with a general duty of coherence required from the Public Administration, corollary of the principles of administrative morality and legal certainty. Indeed, liquidation became the preferred option in view of the Federal Government’s position as shareholder in the 165th EGM, held in July 2016. It is a fact that the Federal Government voted both for non-extension of the concessions and for liquidation of the PDCs, in case the sale failed to happen by 12.31.2017. The Federal Government’s behavior is, therefore, worthy of some trust;50 it indicates an expectation to be considered.

Therefore, even though this expectation may not necessarily be binding, given the qualification expressed when the vote was cast 51, the duty of loyalty

49 MODESTO, Paulo. Notas para um debate sobre o princípio da eficiência. Revista Eletrônica de Direito Administrativo Econômico, no. 10, 2007, pg. 10. highlighted.

50 In fact, the concrete and individual legal acts (as is the case of the vote cast in a shareholders’ meeting) “establish a concrete relationship of trust in the administration, through its representative, regarding compliance”, which expectation is protected by the constitutional principles of legal certainty and administrative morality. ÁVILA, Humberto. Benefícios fiscais inválidos e a legítima expectativa dos contribuintes. Revista Eletrônica de Direito Administrativo, no. 4, 2006, pg. 2.

51 In its vote in the 165th EGM of Eletrobras, the Federal Government’s representative asked that the following be recorded: “7.11. Approve, by majority vote, the development, at any time, of the concession of distribution companies Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A and adoption of the measures for liquidation thereof, in the following events: (i) the transfer of shareholding control referred to in item 7.9 above is not carried out by December 31, 2017; or (ii) the respective distribution company ceases to receive directly from the Federal Government or through tariff, until its transfer to the new controlling shareholder, all resources and remuneration necessary to operate, maintain and make investments that are related to the public services of the respective distribution company, maintaining the economic and financial balance of the Distribution Company, without any contribution of funds, under any circumstances,  by  Eletrobras,  as  set  forth  in  item  7.9  above;  7.11.1.  Register,  at  the  Federal

 Government’s request, that the  Federal Government’s manifestation inrelation to item 7.11  above,

required of the public administrator entails, at least, an obligation to expressly justify a different choice, demonstrating, on a comparative basis, the advantages of the new option. Since no comparative analysis was carried out, the Federal Government’s vote in the EGM held in July 2016 must be understood as being indicative of the model to be followed.

That is: both from the standpoint of private law (Brazilian Corporations Act, art. 206, I, e), and of public law (constitutional principles of legality, morality, efficiency, cost-effectiveness and legal certainty), the measure to be taken in view of the factual situation in association with the implementation of one of the events set forth in art. 5 of Decree no. 9,192 of 2017 is the dissolution and liquidation of the PDCs. Unlike cases in general, where opting for one of the operating modes of privatization is a discretionary choice, the event in question has only one solution. As already explained:

“the administrative decision is considered discretionary when it involves different choices, as to time, manner and content, all aprioristically in agreement with the law. However, there are situations where, due to their content, discretion is reduced to zero, and only one solution compatible with the legal system emerges.”52

Therefore, when art. 6, II, a, of Law no. 9,491 of 1997 (combined with art. 7, V, “c”, of Law no. 13,334 of 2016) establishes that it is CPPI’s duty to “approve” the operating mode to be applied to each privatization, this procedural rule is based on a unavoidable factual assumption, namely: that there is a plurality of valid legal options, among those listed in art. 4 of Law no. 9,491 of 1997. In the absence of such margin of choice, the approval requirement loses its meaning; the assessment of as shareholder, does not have the power to bind the Union (MME and ANEEL) as granting authority.” (highlighted).

52 BINENBOJM, Gustavo. Poder de Polícia, Ordenação, Regulação: transformações político-jurídicas, econômicas e institucionais do Direito Administrativo Ordenador. 2nd ed. Rio de Janeiro: Editora Fórum, 2017, pg. 91. Highlighted.

convenience and opportunity becomes innocuous, and consequently cannot be applied.53 Especially since, in theory, when the depletion of the purpose of the distribution companies is characterized, the adoption of measures for its dissolution is imperative and automatic (as set forth in art. 206, Brazilian Corporations Act), under penalty of possible configuration of act of administrative improbity on the part of the administrator, in accordance with Law no. 8,429 of 1992.

Lastly, it should be noted that the reasoning is the same to answer the alternative inquiry formulated by the Consultant in question no. 2. Eletrobras inquires whether the dissolution of the PDCs may be carried out solely based on Law no. 6,404 of 1976 and according to the 165th EGM, without, alternatively to the approval set forth in art. 6, II, a, of Law no. 9,491 of 1997, CPPI recommending the exclusion of the aforementioned distribution companies from the Investment  Partnership Program, as established in art. 6, I, of Law no. 9,491 of 1997.54 The idea is that, once the PDCs are excluded from the PPI’s public policy, the approval of the operating mode by the Council would not be required, thus making way for the liquidation.

For the same reasons mentioned above (i.e., reduction of discretion to zero), such recommendation would be unnecessary. If one of the events set forth in

53 According to Humberto Ávila, due to the reasonability principle, there are cases in which the general rule applicable to most cases is not applicable to an individual case, because of its abnormality. He explains: “Not every pertinent rule is applicable. It is necessary to differentiate the applicability of a rule from the satisfaction of the conditions provided for in its hypothesis. A rule is not applicable simply because the conditions provided for in its hypothesis are satisfied. A rule is applicable to a case if, and only if, its conditions are satisfied and application thereof is not excluded by the motivating reason of the rule itself or by the existence of a principle that establishes a contrary reason. In these events, the conditions for application of the rule are met, but the rule, nevertheless, is not applied.” (ÁVILA, Humberto. Moralidade, Razoabilidade e Eficiência na Atividade Administrativa. Revista Eletrônica de Direito do Estado, Salvador, Instituto de Direito Público da Bahia, no. 4, Oct/Nov/Dec, 2005, pg. 14). In the case contemplated in this opinion, the rule contained in art. 6, II, a, of Law no. 9,491/97 is excluded because the motivating reason for its existence (i.e., a variety of possible operating models for the privatization) is not present, and because constitutional principles point, as seen, to a single possible solution.

54 “Art. 6 The National Privatization Council is responsible for: I – recommending, for approval by the President, means of payment and inclusion or exclusion of companies, including financial institutions, public services and minority interest, as well as the inclusion of movable and immovable assets owned by the Federal Government in the National Privatization Program;”

art. 5 of Decree no. 9,192 of 2017 is implemented, the dissolution would prevail as an imperative measure, i.e non-discretionary, regardless of whether the companies are formally included in the PPI.

IV.     NO REQUIREMENT OF SPECIFIC LAW FOR EXTINCTION OF THE PDCs

Eletrobras inquires whether, considering the possibility of exclusion of the PDCs from the PPI, the issuance of a legislative act authorizing the dissolution of these companies would be required. The question arises from the combined reading of items XIX and XX of art. 37 of the Constitution, which specifically determine the following:

“XIX - the creation of a government agency, a government-owned company, a government-controlled company and a foundation may only be carried out by means of a specific law, and, in the latter case, a supplementary law shall specify the areas of operation; (Amended by Constitutional Amendment no. 19, of 1998).

XX - the creation of subsidiaries of the entities mentioned in the preceding item depends on legislative authorization, in each case, as well as the participation of any of them in a private company.”

The wording of the constitutional provisions clearly shows that the rules contained therein are distinct. The requirement of a specific law is limited to the formation of government-controlled holdings (e.g., Eletrobras), in accordance with item XIX; while for the creation (and, in the opposite sense, the extinction) of their subsidiaries, such as PDCs, the Constitution refers to a “legislative authorization, in each case”, according to the provision of item XX.

The terminological difference was not purposeless. The creation of subsidiaries does not require a “specific law”, as an authorization for this purpose in the law that creates a government-controlled company or other entities listed in the abovementioned item XIX suffices. In other words, the legal provision regarding the possibility of creation of subsidiaries by a government-controlled company is sufficient “legislative authorization”. This was precisely what the Federal Supreme Court decided in the judgment of ADI no. 1,649, as shown below:

“DIRECT UNCONSTITUTIONALITY ACTION. LAW 9478 of 1997. AUTHORIZATION FOR PETROBRÁS TO CREATE SUBSIDIARIES. VIOLATION OF ARTICLES 2 AND 37, XIX AND XX, OF THE FEDERAL CONSTITUTION. INEXISTENCE.

CLAIM DISMISSED. 1. Law 9478 of 1997 did not authorize the formation of government-controlled companies, but the creation of subsidiaries, which are distinct from the parent company, in accordance with item XX, and not with item XIX of article 37 of the Federal Constitution. 2. Legislative authorization to create subsidiaries is not required, provided there is a provision for this purpose in the law that created the government-controlled holding, since the creating law is in itself the authorizing measure. Direct unconstitutionality action deemed without grounds.”  (STF, ADI no. 1649, Rapporteur Justice Maurício Corrêa, Plenary, j. on March 24, 2004, p. on May 28, 2004; (highlighted).

As clarified by the Supreme Court, the expression “in each case” relates to the sector of the regulated economic activity, and not to each subsidiary that may be created by the parent company. In the words of Justice Maurício Corrêa, rapporteur of the abovementioned ADI no. 1,649, “clearly, when the Constitution refers to the expression in each case, it does so with regard to a set of topics, within the same sector, as regards the private segment of the national energy policy regulated by the questioned law.”55 And the Justice continues, when analyzing other cases in which the law provides a more comprehensive authorization for the creation of subsidiaries:

“It should be noted that this is not the first time that the National Congress authorizes the creation of subsidiaries of government- controlled companies without the enactment of a specific law in each case. This is exactly what happened with Law 9074, of June 7, 1995, which supplements the Concession Law (Law 8987 of 1995), which specifically governs the power generation services (article 18) and the association of concessionaires, including, for the completion of the

55 As per the vote cast by Justice Maurício Corrêa, Rapporteur of ADI no. 1,649, pg. 11.

works of paralyzed power plants. The same may be said with regard to Law 9295, of June 19, 1996, which regulates the telecommunication services, authorizing TELEBRÁS to create, either directly or through controlled companies, subsidiaries or affiliates to assume the  operation of Mobile Cellular Services (art. 5) or Law 9472, of July 16, 1997, which governs the telecommunication services and the creation and operation of a regulatory agency for these services, which ratifies the authorization contained in Law 9295, in a more  explicit manner.”56

In the present case, the legislative authorization that grants Eletrobras the right to create subsidiaries, purchase equity interest and, as a natural development, sell them, derives from articles 15 and 16 of Law no. 3,890-A of 196157. Such provisions expressly grant to Eletrobras the prerogative to create (and, logically extinguish) subsidiaries, establishing certain rules and guidelines to be followed in their operation. Thus, the legal authorization is met and the issuance of another legislative act to carry out the dissolution of the PDCs is not required.

Furthermore, this lack of requirement, in addition to the interpretation consolidated by the STF regarding art. 37, item XIX and XX, of the Constitution, arises from the very regime to which the government-controlled companies, which cannot suffer unnecessary restraints created by law, are subject. In fact, it is in the very essence of state enterprises that they operate more freely in conducting their business. Note that, this greater freedom derives directly from constitutional guidelines, namely: (i) the efficiency principle (art. 37, BFC), which shall

56 As per the vote cast by Justice Maurício Corrêa, Rapporteur of ADI no. 1,649, pg. 12.

57 “Art. 15. ELETROBRAS shall operate directly or through subsidiaries or companies with which it becomes associated, for achievement of its corporate purpose. Paragraph 1 Eletrobras, directly or through subsidiaries or controlled companies, may form associations, with or without contribution of funds, for the creation of business consortia or to participate in other companies, with or without power of control, in Brazil or abroad, whose purpose is to directly or indirectly develop production, transmission or distribution of energy. (…) Art. 16. In the subsidiaries that ELETROBRAS may come to organize, the general principles of this law shall be observed, to the extent applicable, except in relation to the structure of management, which may be adapted to the peculiarities and to the importance of the services of each such subsidiary, and to the conditions for participation of other stockholders. Paragraph 1 The subsidiaries shall comply with the administrative, financial, technical, and accounting rules established by ELETROBRAS, which shall be as uniform as possible. § 2º The representatives of ELETROBRAS in the management of the companies, whether subsidiaries or not, in which it holds interests shall be chosen by its Board of Directors by majority vote.”

guide the managerial and optimized performance of the Public Administration, (ii) the competitiveness logic in which government-controlled companies are inserted (art. 173, BFC), and (iii) the private regime to which such entities are subject, in regard to their rights and obligations in general58 (art. 173, paragraph 1, BFC).

Therefore, the legal authorization for the Consultant to extinguish its subsidiaries arises from the law that created Eletrobras (Law no. 3,890-A of 1961), and the enactment of another legislative act concerning the matter is not required.

V.     THE DISSOLUTION REGIME: LAW NO. 8,029 of 1990 AS GENERAL STATUTE AND ITS PROCEDURAL IMPLICATIONS.

Since the need for mandatory dissolution of the PDCs has been demonstrated, it is necessary to establish the basic procedural itinerary to carry this out. As previously mentioned, Law no. 8,029 of 1990 applies to the case discussed in this Legal Opinion, in particular articles 21, 23 and 24.

To explain this systematics, this Section V is organized in two parts. First, the fact that Law no. 8,029 of 1990 constitutes a general statute, which generically governs the dissolution of federal Public Administration legal entities under private law, even though they have not been listed by the legislator, will be elucidated. Subsequently, certain relevant aspects about the itinerary to be followed for dissolution will be pointed about.

58 “The company controlled by the Government acts as its alter ego, on par with a private company as regards civil, commercial, labor and tax rights and obligations. The rule has a constitutional nature and seeks to ensure equal conditions of competition between state enterprises and private companies that compete in the same market. The same leveling intent justifies the rule contained in paragraph 2 of 173 of the Brazilian Constitution, which prohibits government-owned companies and government-controlled companies from enjoying the tax privileges and not extensive to the private sector.” (PINTO JUNIOR, Mario Engler. Empresa Estatal: função econômica e dilemas societários. São Paulo: Atlas, 2010, pg. 207).

V.1.  Law no. 8,029 of 1990 is the general statute for corporate dissolutions in the privatization process.

Law no. 8,029 of 1990 was issued with the clear purpose of meeting demands existing in the 1990s. At the height of the PND, this statute occupied the space required for the set of rules concerning the dissolution and liquidation of state enterprises and other entities of the indirect federal Public Administration. Perhaps for this reason, the legislator was careful enough to establish a list of which companies could be subject to the regime instituted in 1990. Thus, art. 4 of the examined law authorized the dissolution of eight state enterprises listed therein. According to the provision:

“Art. 4 The Executive Branch is hereby authorized to proceed with the dissolution or privatization of the following entities of the Federal Public Administration:

I  - Empresa de Portos do Brasil S.A. - PORTOBRÁS;

II  - Empresa Brasileira de Transportes Urbanos - EBTU;

III  - Companhia Auxiliar de Empresas Elétricas Brasileiras - CAEEB; IV - Petrobrás Comércio Internacional S.A. - INTERBRÁS;

V - Petrobrás Mineral S.A. - PETROMISA; VI - Siderurgia Brasileira S.A. - SIDERBRÁS;

VII  - Distribuidora de Filmes S.A. - EMBRAFILME;

VIII  - Companhia Brasileira de Infra-Estrutura Fazendária - INFAZ.”

The existence of such list calls into question the extent of the law’s effectiveness. That is, if Law no. 8,029 of 1990 was to be a statute of concrete effects, aimed at the dissolution and liquidation of only those companies listed in art. 4. In this case, Law no. 8,029 of 1990 would resemble the idea of measure law, which implies “intervention in concrete situations for precise effects and which, therefore, translate into measures or steps aimed at resolving these or those problems in a timely manner”59. In other words, of a law “in which the actio surpasses the ratio or the constitutio”60.

Such interpretation is inaccurate. The statute under exam is not exclusively devoted to the fate of the entities listed therein. Although it was enacted in 1990, with a direct focus on the stage of the privatization program then conducted, the specification of art. 4 did not entail the transformation of Law no. 8,029 of 1990 into a law of concrete effects. This is due to the fact that, at the same time that it represented the direct authorization for the specific cases listed therein, the legislator established a general procedure that continues to be valid for the cases of dissolution of federal government-owned companies and government-controlled companies.

In fact, Law no. 8.029 of 1990 has specific and concrete rules, as well as general and abstract rules. This is derived, primarily, from the grammatical and systematic interpretation of the legal provisions. The legislator, when it so intended, made specific reference to the entities covered by the statute (as in art. 22).61 Articles 21, 23 and 24, on the other hand, are stated in broader terms. In fact, Paragraph 4 of art.

21 of the Law, confirms the intended generality and abstraction. The provision expressly states that: “The rules of this article apply, when appropriate, to the liquidation of government-owned companies which have other forms admitted by law”.

Furthermore, Law no. 8,029 of 1990 has not been expressly or tacitly revoked, and it is certainly the only law that regulates the dissolution of corporations held by the Government. Therefore, due to the principle of legality (art. 37, caput, BFC), the Public Administration, when liquidating its companies, shall comply

59 MIRANDA, Jorge, Teoria do Estado e da Constituição, Rio de Janeiro: Forense, 2002, pg. 247.

60 MIRANDA, Jorge, op. e loc. cit.. On this subject, see also GRAU, Eros Roberto. O direito posto e o direito pressuposto, 4th ed., São Paulo: Malheiros, 2002, pgs. 254-255.

61 “Art. 22. The entities referred to in art. 2 of this Law shall succeed the foundations referred to in such article, in their rights and obligations arising from legal provisions, administrative acts or contracts, as well as in other monetary obligations.”

with the proceeding set forth in the only law in force that is dedicated to the topic. Since, in this case, the liquidation cannot follow the regime of Law no. 11,101 of 2005, due to express legal prohibition (art. 2, I), this proceeding can only be that of Law no. 8,029 of 1990 – the only general statute to address the subject

As a matter of fact, the provision of art. 24 of Law no. 9,491 of 1997 should be understood from this perspective. The provision establishes that: “In the event the National Privatization Council decides to dissolve a company included in the National Privatization Program, the provision of Law no. 8,029, dated April 12, 1990 shall apply, as appropriate”. That is, art. 24 in question, by referring to Law no. 8,029 of 1990 as a source for the general proceedings to be followed in any case of dissolution, confirms its vocation of generality and abstraction. Therefore, regardless of express formal determination by CPPI regarding the dissolution of the PDCs, the proceedings set forth in Law no. 8,029 of 1990 shall be observed.

For this very reason, the Federal Court of Accounts has been accepting the use of the rules that establish the dissolution proceedings of Law no.  8,029 of 1990, including articles 21 and 23 thereof, as general rules applicable to the dissolution of any entity of the indirect administration, even government-owned companies controlled by other government-owned companies or companies that are not expressly listed in this law.62

62 For example, this was the line followed by the decision rendered in relation to the regularity of the disposal of assets of the now extinct Rede Ferroviária Federal S.A. – RFFSA, where it was decided that (i) the dissolution proceeding was duly conducted, since paragraph 3 of art. 4 of Law 9,491/97 permitted the auctions of assets in the event of dissolution, and (ii) the dissolution was conducted based on a law regulating the privatization process (Law no. 9,364/96) and on a decree authorizing the dissolution as a form of privatization under the National Privatization Program (Decree no. 3,277/99), which led to application of the rite of Law no. 8,029/1990. In verbis: “Pursuant to article 21 of Law no. 8,029/1990 combined with articles 208, 210 and 218 of Law no. 6,404/1976, the liquidation of an entity entails finalizing the company's business, realizing the asset, paying the liability, and sharing the remainder among the shareholders, for which reason, movable or immovable property may be disposed of. In view of the mentioned regulations, there is no reason to conclude for full invalidity of RFFSA’s liquidation process. It is, however, necessary to analyze the integrity of the procedures initially pointed out in the representation”. (Court Decision no. 1,557/2004, Plenary, Rapporteur Justice Benjamin Zymler, j. 08/24/2004). Likewise, see Court Decision 2,324/2006, Plenary, Rapporteur Justice Valmir Campelo, j. 12/06/2006, in which the Federal Court of Accounts admitted the universal succession foreseen by Law

V.2.  The proceeding of Law no. 8,029 of 1990.

The proceeding relevant to this Legal Opinion is the one arising from articles 21, 23 and 24 of Law no. 8,029 of 1990. Certain core aspects of this proceeding will be presented below.

In first place, art. 21 of Law no. 8,029 of 1990 refers to the Brazilian Corporations Act, establishing that the logic of corporations shall guide the procedure, pursuant to articles 208 and 210 to 218 thereof. Thus, (i) the General Meeting, called by the Office of the General Counsel of the National Treasury, shall be responsible for (a) determining the form of liquidation; (b) appointing the liquidator, who shall receive aa compensation equivalent to that of the Company’s CEO and may keep in effect the employment contracts of the employees of the company that are strictly necessary for the liquidation; (c) appointing the audit committee that will operate during the liquidation; (d) dismissing and removing from office the CEO, Officers and members of the Board of Directors and Audit Committee of the company; and (e) defining the term within which the liquidation shall be carried out (art. 208, Brazilian Corporations Act, combined with art. 21, paragraph 1 of Law no. 8,029 of 1990). In addition, (ii) the liquidator shall be bound to the list of duties and liabilities

no. 8,029 of 1990 as an argument for the possibility of intervention by the Court, given that the dissolution of the state enterprise in that case, despite being a subsidiary of a government-controlled company, would lead to succession based on art. 23 of Law no. 8,029/1990. As extracted from such decision: “the understanding of the honorable Rapporteur was that the assets of these companies have a public nature, with resulting jurisdiction of the Federal Court of Accounts to rule on their accounts, pursuant to art. 20 of Law no. 8,209/90. In addition, art. 23 of Law no. 8,154/90 establishes the Federal Government as successor of Interbras.” It is also possible to mention Court Decision no. 1,462/2002, Plenary, Rapporteur Justice Ubiratan Aguiar, j. 10/30/2002. In this case, the applicability of art. 23 of Law no. 8,029/1990 to the extinction of Comercializadora Brasileira de Energia Emergencial (CBEE) was mentioned. In the ruling, despite there being express mention to the applicability of such provision in CBBE’s authorizing MP, the Justices of the Federal Court of Accounts revealed the general character of Law no. 8,029/1990 and the effects of the application of its art. 23: “15.A CBEE shall become extinct on 06.30.2006, subject to the provision of art. 23 of Law no. 8,029/90, which governs the extinction and dissolution of Federal Public Administration entities. That is, its debits with the National Treasury shall be cancelled upon extinction thereof”. Finally, see Court Decision no. 687/1997, Plenary, Rapporteur Justice Bento José Bugarin, j. 10/15/1997, which adopts the same line of thought.

defined in articles 21063 and 217 of Law no. 6,404 of 1976, as well as those of art. 21, paragraph of Law no. 8,029 of 1990; (ii) and shall have the powers to perform all acts required for the liquidation, in accordance with art. 211.

Moreover, it should be noted that: (iii) the company shall use its denomination followed by the words “in liquidation” (art. 212); (iv) The General Meeting shall be called every six months, or less, according to its deliberation and within the limits set forth in art. 213 of the Brazilian Corporations Act, to render accounts; (v) the company’s debts shall be paid proportionally and without distinction between matured and non-matured debts (art. 214); (vi) and, once the liquidation is completed, the unpaid creditors shall only be entitled to demand payment of  their credits within the strict limits of art. 218.

Art. 24 of Law no. 8,029 of 1990, in turn, grants the Office of the General Counsel of the Brazilian Treasury (Procuradoria-Geral da Fazenda Nacional – “PGFN”) the power to adopt the necessary measures for “execution of addenda necessary to adjust the contracts executed thereby, with the Federal Government, to the legal precepts”. That is: PGFN will be responsible for reorganizing the contracts of the PDCs with the Federal Government, entering into the necessary amendments.

Finally, art. 23 of Law no. 8,029 of 1990 determines that the Federal Government shall “succeed the entity to be dissolved in the rights and obligations thereof arising from legal standards, administrative acts or contracts, as

63 “Art. 210. The liquidator shall have the following duties: I - to file and publish the minutes of the general shareholders’ meeting or a certified copy of the court order which approved or ordered the liquidation; II - to take into custody the property, books and documents of the corporation, wherever they may be; III - to cause a balance sheet to be prepared within a period not exceeding that required by the general shareholders’ meeting or by the court; IV - to perfect any transactions of the company, realize its assets, pay any liabilities and apportion the residue among the shareholders; V - to require the shareholders to pay-in their shares when the assets are not sufficient to cover the liabilities; VI - to call a general shareholders’ meeting in the cases provided for by law or when deemed necessary; VII - to declare the corporation bankrupt and to request concordata in the cases provided for by law; VIII - after completing the liquidation, to submit a report on events in the liquidation and his final accounts to the general shareholders’ meeting; IX - to file and publish the minutes of the general shareholders’ meeting which closed the liquidation.”

well as in the other monetary obligations”. That is, the Federal Government shall be the universal successor, which comprises all the credits, duties and obligations. This was a political choice on the part of the legislator, who saw the Federal Government, the creator of the privatization process, as the best institution to be placed in this position, in order to make the process viable. Therefore, the rules included in articles 215 and 216  of the Brazilian Corporations Act, it should be noted, must be read according to art. 23 of the general statute for the dissolution of state enterprises. The abovementioned provisions of Law no. 6,404 of 1976 govern the sharing of assets among the shareholders, which does not make sense, given the rule that determines the universal succession by the Federal Government. The sharing shall be superseded by the succession of the central public entity.

The assumption of the duties defined in art. 23 of Law no. 8,029 of 1990, it should be noted when analyzing the case herein, also encompasses the obligations of the PDCs previously guaranteed by Eletrobras. That is: the Federal Government shall become the guarantor. As a result, the guarantees provided by Eletrobras to the PDCs shall become simply ineffective. In fact, the logic of the Fiscal Liability Law (Supplementary Law no. 101 of 2001 or LRF) confirms this reasoning, since Eletrobras cannot provide guarantees to the Federal Government, even as successor. This is what can be concluded based on art. 40, paragraphs 6 and 7, item I, of the Fiscal Liability Law64, which only authorize Eletrobras to provide guarantees in favor of subsidiaries or affiliates, never to its parent company.

64 “Paragraph 6 Indirect administration entities, including their controlled companies and subsidiaries, are prohibited from providing guarantee, even through fund resources. Paragraph 7 The provisions of paragraph 6 do not apply to guarantees granted by: I – controlled companies to its subsidiaries or controlled companies, nor to the provision of counter-guarantee under the same conditions; II - financial institutions to domestic companies, according to the terms of the law.”

VI.      THE MATTER RELATED TO THE GLOBAL REVERSION RESERVE FUND – RGR

A relevant implication of the dissolution is the impact of this process with regard to Eletrobras’ debt with the RGR.

The logical, historical and teleological interpretation of art. 21-B, paragraph 2, of Law no. 12,783 of 2013 leads to the conclusion that such debt must be extinguished. In fact, according to the aforementioned provision, “when the funds obtained from the sale of the equity interest mentioned in the caput are deposited 65 the debts incurred by Eletrobras for the referred purchase shall be considered discharged by RGR.” Therefore, the rule does not establish any obligation of equivalence as to the amount obtained with the sale vis à vis the amount of the RGR used for the respective purchase of shares. That is, Eletrobras is not required to return to the Fund the exact amount received, but shall cease to have any obligation before the RGR regardless of the amount obtained with the sale of the shares.

Congress was guided by a reason to stablish this rule. As can be understood from the express explanations that justified the enactment of Law no. 13,299 of 201666 that resulted from the conversion of Provisional Measure no. 706 of 2015, which included articles 21-A and 21-B in Law no. 12,783 of 2013, the intention was to avoid an even greater burden for Eletrobras. In this regard, see the extract below:

“In addition, it is necessary to further clarify certain issues related to Eletrobras’ debt with the Global Reversion Reserve Fund – RGR.

65 “Art. 21-B. The amount obtained with the disposal of the shares acquired by Eletrobras in accordance with art. 1 of Law no. 9,619, dated April 2, 1998, whose acquisition value was part of the transaction set forth in letter “a” of item I of art. 9 of Provisional Measure no. 2,181-45, dated August 24, 2001, and recomposition of which was authorized by art. 21-A of this Law, shall be deposited in the GRF, provided that the amount to be returned shall be limited to the amount of the GRF used for acquisition of the shares, in accordance with art. 3 of Law no. 9,619, dated April 2, 1998, adjusted pursuant to paragraph 5 of art. 4 of Law no. 5,655, dated May 20, 1971.”

66 Joint Committee Opinion no. 16/2016 MPV70615, pgs. 13-14.

Since Eletrobras and its shareholders have invested billions of reais in the distribution companies in deficit that have been placed under its control since 1998, it is important to add provisions to Law no. 12,783, of 2013, to clarify that Eletrobras shall only return to RGR those funds that were raised for the referred purchases, up to the amount obtained with the sale of the shares of those companies.” (Highlighted)

Underlying these reasons is the fact that the acquisition of the shareholding control of the PDCs by Eletrobras, in the 1990s, resulted from a political determination by the Federal Government. The purchased distribution companies were in grave economic and financial standing and the envisaged solution was to carry out their federalization in order to, once the problems were remedied, perform their privatization, through the sale of the shareholding control to the private sector.

In this context, Eletrobras served as a tool for the implementation of such public policy. Since the purchase of the PDCs, significant funds were invested in the PDCs, without the planned privatization having been implemented. Aware of this fact, the legislator established that Eletrobras is not required to return to the RGR Fund the same amount used to purchase the control of the PDCs, but only the amount the Consultant actually obtains from the sale thereof. In other words, what the legislator  did, in reality, was to release Eletrobras from the burden of bearing the risk inherent to the sale of shares. This is the rationale behind the rule contained in art. 21-B, paragraph 2, of Law no. 12,783 of 2013.

If that is the case, even if Law no. 12,783 of 2013 failed to expressly include the possibility of liquidation of the PDCs, the rationale contained therein leads to the conclusion that, if the sale of the shareholding control is unfeasible, Eletrobras shall be exempted from the obligation to pay to the fund the amount of the debt incurred.

A different understanding would mean, precisely, to impose on Eletrobras the risks related to the failure of the privatization of the PDCs, which absolutely contradicts the ratio of the aforementioned standard. Especially since,  as seen above, art. 21-B, paragraph 2, of Law no. 12,783 of 2013 allows the discharge, by RGR, of the debts incurred by Eletrobras for the purchase of the PDCs, simply with the deposit of the amounts derived from the sale – regardless of the sum. Therefore, strictly speaking, a possible sale of shares to the private sector at zero cost – in which case no amount would be paid to the RGR Fund– would comply with the provisions of art. 21-B, paragraph 2, of Law no. 12,783 of 2013, with the corresponding discharge of the debt. The liquidation is equivalent to a sale in those terms.

VII.    ANSWERS TO THE QUESTIONS

In light of all of the above, it is possible to objectively answer all of the questions submitted by the Consultant in the following terms:

1.  Is it lawful for Eletrobras to assume responsibility for the debts of the PDCs with third parties, without compensation, given that transactions between related parties require commutativity or adequate compensatory payment; or is this requirement waived by the fact that these companies are inserted in a context of privatization?

It is not lawful to impose on Eletrobras the assumption of the debts of the PDCs with third parties, without the corresponding compensation. The fact that the PDCs are inserted in a context of privatization regulated by law and presidential ordinances does not exempt the Federal Government from its responsibilities as controlling shareholder, as set forth in art. 235 of Law no. 6,404 of 1976, nor from those of directed to the company’s Board of Directors.

Like any government-controlled company, Eletrobras is a joint stock company (art. 5, II, Decree Law no. 200 of 1967 and art. 4, Law no. 13,303 of 2016). Therefore, art. 245 of the Brazilian Corporations Act, which clearly establishes that the transactions carried out between the Consultant and its subsidiaries must, necessarily, be performed on an arm’s length basis and with adequate compensation, applies to this case.

In addition, the Federal Government has the duty to exercise its power of control in the Company’s best interest, as determined by art. 115, paragraph 1 of the Brazilian Corporations Act, reinforced by the rule contained in art. 15 of Law no. 13,303 of 2016, which explicitly states that the controlling entity is liable for any abuse of power.

2. In case of occurrence of one of the events set forth in art. 5 of Decree no. 9,192 of 2017, which would result in the complete depletion of the activity contemplated in the corporate purpose of the PDCs, is it possible for Eletrobras to carry out the dissolution of these PDCs solely based on Law no. 6,404 of 1976 and in accordance with the 165th EGM, without CPPI determining the dissolution as a privatization operating mode or recommending the exclusion of the PDCs from the PPI, respectively, in view of art. 4, V and art. 6, I of Law no. 9,491 of 1997?

In case of occurrence of one of the events set forth in art. 5 of Decree no. 9,192 of 2017, the liquidation of the PDCs, according to the proceedings established by Law no. 8.029 of 1990, art. 21 of which refers to the Brazilian Corporations Act, shall prevail as the sole legally possible measure.

This conclusion derives from the logical and systematic interpretation of art. 5 of Decree no. 9,192 of 2017. By allowing the direct concession model (i.e. without the transfer of shareholding control), this provision will cause the corporate purpose of the PDCs – which were formed with the primary purpose of providing the granted public service – to be completely depleted, so that the divestment, by any means, or maintenance thereof, will be pointless. In other words, it is as if the companies were no longer authorized to operate and, therefore, should be dissolved by operation of law, as indicated by the ratio of art. 206, I, e of the Brazilian Corporations Act, as well as by the constitutional principles of legality (art. 37, caput), administrative morality (art. 37, caput), efficiency (art. 37, caput, BFC) and cost-effectiveness (art. 70, BFC), in addition to a general duty of coherence which guides the performance of the public administrator.

Therefore, this is a non-discretionary administrative decision. For that reason, the express manifestation on the part of the CPPI is inapplicable, both with regard to the approval set forth in art. 6, item II, “a”, of Law no. 9,491 of 1997, and to the recommendation established in art. 6, item I, thereof.

3. If CPPI fails to determine the dissolution of the PDCs, due to the depletion of its corporate purpose as a result of the occurrence of one of the cases defined in art. 5 of Decree no. 9,192 of 2017, should the liquidation of such entities comply with the proceedings set forth in Law no. 8,029 of 1990, in particular arts. 21 and 23, given that art. 2, I of Law no. 11,101 of 2005 expressly states that the bankruptcy and recovery regime does not apply to government-controlled companies?

Yes. The liquidation shall comply with the proceedings set forth in Law no. 8,029 of 1990, including the provisions of articles 21 and 23. Such statute does not constitute measure law, which would be dedicated exclusively to the entities listed therein. Law no. 8,029 of 1990 (still in force) contains specific and concrete rules, as well as general and abstract rules. Paragraph 4 of art. 21 of the Law, in fact, confirms this intended generality and abstraction. The provision expressly states that: “The rules of this article apply, when appropriate, to the liquidation of government-owned companies which have other forms admitted by law”.

Finally, one cannot lose sight that, due to the principle of legality (art. 37, caput, BFC), the Public Administration, when liquidating its companies, shall comply with the proceeding set forth in the law. Since, in this case, the liquidation cannot follow the regime of Law no. 11,101 of 2005, by express determination contained therein (art. 2, I), the procedure can only be that of Law no. 8,029 of 1990 – the only general statute to address the subject. Therefore, even if the CPPI fails to formally determine the dissolution of the PDCs, the liquidation of such entities shall comply with the proceeding set forth in Law no. 8,029 of 1990.

4. In case of application of art. 23 of Law no. 8,029 of 1990, will Eletrobras still be liable for the debts of the PDCs in which the Consultant acts as a guarantor, considering: (i) the universal succession of the Federal Government in the rights and obligations of these entities; and (ii) the standards that regulate the provision of guarantees by entities of the Direct and Indirect Administration included in art. 40 of the Fiscal Liability Law – Supplementary Law 101 of 2001?

No. The applicability of Law no. 8,029 of 1990 to the case discussed in this Legal Opinion comprises the applicability of art. 23 thereof, which determines that the Federal Government will be the universal successor of the entity to be dissolved, which includes all of the obligations of the PDCs previously guaranteed by Eletrobras. Consequently, the guarantees provided by Eletrobras to the PDCs become simply ineffective.

The logic of Supplementary Law 101 of 2000 (Fiscal Liability Law) confirms this reasoning, taking into consideration that Eletrobras cannot provide guarantees to the Federal Government, even as successor. This is what can be concluded based on paragraphs 6 and 7, item I, of art. 40, of the Fiscal Liability Law, provisions that, combined, only authorize Eletrobras to provide guarantees in favor of subsidiaries or affiliates, never to its parent company.

5.  If CPPI determines the dissolution of the PDCs, will the liquidation regime established in Law no. 8,029 of 1990 apply, by virtue of art. 24 of Law no. 9,491 of 1997, especially with regard to the succession of the Federal Government in the rights and obligations of the PDCs set forth in art. 23?

In line with what has been previously answered, Law no. 8,029 of 1990 constitutes the basic statute that regulates dissolution proceedings. In the event CPPI determines the dissolution, the aforementioned proceedings must be followed, including art. 23, addressed in the response to question 4.

6. Considering the event of exclusion of the PDCs from the PPI, will the issuance of a legislative act by the Government, authorizing the extinction of the PDCs, be required?

No. A decision on the part of the Consultant according to the applicable corporate regulation will suffice. In effect and in line with STF’s case law, the existence of a general legislative authorization that grants Eletrobras the right to create subsidiaries, purchase equity interest and, as a natural development, sell or dissolve them, according to the best interpretation of art. 37, items XIX and XX of the Brazilian Constitution, further discussed herein, can be extracted from arts. 15 and 16 of Law no. 3,890-A of 1961.

7.  In the dissolution scenario, what would be the impacts for Eletrobras and the PDCs, in particular for their administrators?

Considering that the dissolution of the PDCs is supported by a decision made by the 165th EGM and by the legislation, no significant legal impacts are anticipated for the administrators thereof or the administrators of Eletrobras. The administrators shall certainly comply with the applicable standards, notably, articles 208 and 210 to 218 of Law no. 6,404 of 1976, mentioned in art. 21 of Law no. 8,029 of 1990, in which case their actions will be safeguarded.

Strictly speaking, the administrators of Eletrobras and of the PDCs would only be personally liable in case of irregularities, such as, e.g., intentionally performing acts that constitute fraud against creditors or depletion of assets, as set forth in art. 158, items I and II, of Law no. 6,404 of 1976. In this case, the administrators, in theory, will also be subject to liability based on the Administrative Improbity Act (Law no. 8,429 of 1992), as is the case described in art. 11, item I thereof.

8. In the dissolution scenario, given the provision of art. 21-B, par. 2, of Law no. 12,783 of 2013, would Eletrobras’ debt with the Global Reversion Reserve Fund (Fundo Reserva Global de Reversão - “RGR”) be relieved or would Eletrobras continue to be in debt before the aforementioned Fund?

In this scenario, Eletrobras’ debt with the RGR shall be extinguished. This derives from the logical, historical and teleological interpretation of art. 21-B, paragraph 2, of Law no. 12,783 of 2013.

As can be understood from the reasons that justify the enactment of Law no. 13,299 of 2016 that resulted from the conversion of Provisional Measure no. 706 of 2015, which included articles 21-A and 21-B in Law no. 12,783 of 2013, the provision that establishes that Eletrobras shall cease to have any obligation before the RGR, regardless of the amount obtained with the sale of shares – that is, without any obligation of equivalence as to the amount obtained with the sale vis à vis the amount of the RGR used for the respective purchase of these shares –, sought to avoid an even greater burden for Eletrobras.

Underlying these reasons is the fact that the acquisition of the shareholding control of the PDCs by Eletrobras, in the 1990s, resulted from a political determination by the Federal Government. The decision to purchase the distribution companies in deficit was imposed on the Consultant by the Federal Government in the 1990s and, since then, significant funds were invested in the PDCs, without the planned privatization having been implemented. With this in mind, what the legislator did was to release Eletrobras from the burden of bearing the risk inherent to the sale of shares. This is the rationale behind the rule contained in art. 21-B, paragraph 2, of Law no. 12,783 of 2013.

If that is the case, even if Law no. 12,783 of 2013 failed to expressly include the possibility of liquidation of the PDCs, the rationale contained therein leads to the conclusion that, if the sale of its shareholding control is unfeasible, Eletrobras shall be exempted from the obligation to pay to the fund the amount of the debt incurred.

9.  Is  Eletrobras  required  to  follow  the   understanding   adopted   in   Note   no. 00592/2017, issued in conjunction by the Legal Advisories of the Ministry of Mines and Energy and the Ministry of Planning, Development and Management?

No. From the procedural point of view, the understanding adopted in the joint Note of the Legal Advisories of the Ministry of Mines and Energy and the Ministry of Planning, Development and Management is not normative or binding in nature, and, therefore, Eletrobras is not required to follow it.

In the administrative sphere, legal opinions are “normative” when the adopted understanding binds the entire Public Administration of the federated entity, thus obtaining the status of legal standard. According to Complementary Law no. 73 of 1993, this occurs, at the federal level, when the legal opinions of the Attorney General of Brazil (“AGU”) (or of the Office of the General Counsellor of Brazil, approved by the AGU) are submitted to and approved by the President of the Republic (arts. 40 and

41 of Complementary Law no. 73 of 1993). In the case of binding legal opinions, the administrative authority that specifically formulated the inquiry is required to follow the orientation defined therein. This is the case for Ministries with respect to legal opinions of their Legal Advisories, when the respective Ministers approve them (art. 42 of Complementary Law no. 73 of 1993).

In the present case, Note no. 00592/2017/CONJUR- MME/CONJUR-MP-CGU/AGU fails to meet these formal requirements. It is a legal opinion issued only by members of the Office of the Attorney General of Brazil who act within the Legal Advisories of the Ministries. Therefore, it is not binding in relation to Eletrobras.

There is also a second reason that corroborates this conclusion. As stated in the joint Note, the legal matters analyzed therein are inserted in a sensitive decision-making context, since the Federal Government is both the Granting Authority of the public power distribution service and the controlling shareholder of Eletrobras and its subsidiaries. That is exactly why, to avoid the confusion between the roles carried out by the public entity – which, in the light of the standards of corporate law, may be translated into acting in conflict of interests with abuse of controlling power –, the issuers of the legal opinion themselves stated in the aforementioned Note that its legal nature is merely informative, i.e., an advisory manifestation, without binding effects. The Consultant shall be solely responsible for, by means of its legal advisory bodies, establishing “on an autonomous basis and by its own free will, the legal interpretation that it deems reasonable and convenient to the company, whether the Consultant accepts the understanding adopted herein. [i.e., in the Note] or not”.

From the substantive point of view, it should be noted that the legal conclusions presented in the joint Note cannot prevail, due to the reasons discussed throughout this Legal Opinion. According to the advisory bodies, the privatization conceived by CPPI, through Resolution no. 20 of 2017, in the exercise of the powers conferred thereto by art. 6, II, a, of Law no. 9,491 of 1997, was limited to the sale of the shareholding interest and the concession of the public service (art. 4, items I and IV, f Law no. 9,491 of 1997). In the event this endeavor is not successful, the Advisors understand that the dissolution, as an operating mode for privatization, cannot be contemplated, therefore, arts. 24 of Law no. 9.491 of 1997, combined with 23 of Law no. 8,029 of 1990 shall not apply. In any case, Eletrobras may decide to dissolve the companies, but shall do so solely as a disinvestment measure, without the Federal Government conducting the process, in accordance with Law no. 9,491 of 1997. That is, in the opinion of the Advisors, the decision for the extinction of the subsidiaries would be merely corporate, and shall comply with the proceedings defined in arts. 208 and 210 to 218 of the Brazilian Corporations Act.

The reasoning is legally inaccurate, as stated throughout the Legal Opinion. First, the distinction between the dissolution as an operating mode for privatization and as a corporate disinvestment decision cannot prevail. In fact, The PDCs were included in the PPI through Decree no. 8,893 of 2016 and were subject to a privatization decision conceived by the Federal Government and designed by BNDES, which, as seen, entails grave financial risk for Eletrobras. Therefore, in view of the Brazilian Corporations Act, the State Enterprises Act and the Administrative Improbity Act, this model cannot be approved by the administrative and decision-making bodies  of the Consultant, under penalty of possible liability of administrators thereof and the controlling shareholder.

The application of art. 5 of Decree no. 9,192 of 2017 will not be a managerial decision of the Consultant, but a logical and imperative outcome defined by the Government, which, without removing the PDCs from the PPI, will entail the depletion of their corporate purpose. Especially since, according to art. 6, I, of Law no. 9,491 of 1997, the exclusion of these companies from the Investment Partnership Program depends, in principle, on a recommendation by CPPI and the approval of the President of the Republic. What occurs, then, is a supervening factual sui generis scenario in which, either from the standpoint of private law (art. 206, I, e, of the Brazilian Corporations Act), or from the standpoint of public law (based on the principles of legality, morality and efficiency), the dissolution of the distribution companies shall prevail as the sole legally possible measure – despite the existence of a formal manifestation by CPPI, since the case is of reduction of the administrator’s discretion to zero.

In any event, regardless of the legal framework which applies to the liquidation of the PDCs – as an operating mode for privatization or a disinvestment measure –, the procedure set forth in Law no. 8,029 of 1990 is applicable, given that it  is the general law that regulates the liquidation of government-owned and government- controlled companies by the Federal Government. In this regard, art. 24 of Law no. 9,491 of 1997, instead of refuting this conclusion, ratifies it, since the reference to the general procedure of Law no. 8,029 of 1990 confirms the vocation of generality and abstraction of this statute (in particular, arts. 21, 23, 24 and 26 thereof).

As a matter of fact, the mere reference to the legal regime of the Brazilian Corporations Act (arts. 208 and 210 to 218) as the procedure that would apply to the case of dissolutions occurring outside of the PPI, as compared to those within its scope, does not clarify anything. After all, art. 21 of Law no. 8,029 of 1990 itself refers to the application of these provisions. Therefore, strictly speaking, what Law no. 8,029 of 1990 does is to add the provisions required for the operationalization of the liquidations in the cases of state enterprises, especially those that are not subject to the regime of Law no. 11,101 of 2005.

Lastly, the understanding adopted in the joint Note as to the interpretation of art. 21-B, par. 2, of Law no. 12,783 of 2013 is also inaccurate. As previously explained, the provision cannot be read based only on its literacy, but on the logical, historical and elements of legal interpretation. From this point of view, it is clear that the debt of the Consultant with the Fund shall be extinguished in the in the event of dissolution of the distribution companies as well.

Rio de Janeiro, December 20, 2017.

GUSTAVO BINENBOJM

Professor of Administrative Law at the Law School of University of the State of Rio de Janeiro – UERJ

Professor Emeritus of the School of Judges of the State of Rio de Janeiro – EMERJ Doctor’s and Master’s degree in Public Law from UERJ

Master of Laws (LL.M.), Yale Law School (USA)

Annex 8.c – Nelson Eizirik Legal Opinion

PRIVATIZATION OF COMPANIES CONTROLLED BY MIXED CAPITAL COMPANY. NEED OF THE RELATIONSHIPS WITH THE CONTROLLING SHAREHOLDER TO COMPLY WITH EQUITABLE CONDITIONS. APPLICABLE LEGAL FRAMEWORK TO THE DISSOLUTION AND LIQUIDATION OF THE MIXED CAPITAL COMPANIES.

Legal Opinion solicited by Centrais Elétricas Brasileiras S.A. – Eletrobras and prepared by Nelson Eizirik.

Rio de Janeiro, December 13th, 2017.

1 –CONSULTATION

We received from Centrais Elétricas Brasileiras S.A. – Eletrobras (“Eletrobras”, “Company” or “Consultant”) request of a Legal Opinion on the consultation transcribed below (“Consultation”):

“Based on Law nº 12.783, of January 11, 2013, the administrators of Eletrobras recommended to not extend the concessions of the companies of distribution under shareholding control of Eletrobras (‘EDEs’), being optional its sale provided it is effected up to December 31, 2017, which was ratified by the shareholders of Eletrobras present at the mentioned 165th Extraordinary General Meeting, with favorable vote of the Union. At that time, the shareholders of Eletrobras approved that it be adopted the necessary measures for the liquidation of these concessionaires of distribution of electric energy, if the transfer of control did not occur until December 31, 2017, as provided in item 11, of the minutes of the 165th AGE.

In this context, given decision of not to extend the concessions of distribution referred hereto, it was issued Ordinance MME nº 388/2016, that disciplined the legal regime of Provision of Public Service of Distribution of Electric Energy by Body or Entity of the Federal Public Administration, in the terms of paragraph 1 of article 9 of Law nº 12.783/2013, which resulted – in view of the termination of the effectiveness of the mentioned concessions occurred on July 07, 2015 – in the editions of the MME Ordinances nº 420, 421, 422, 423, 424 and 425, which designated, respectively, Amazonas Distribuidora de Energia S.A., Companhia de Eletricidade do Acre, Centrais Elétricas de Rondônia S.A. – CERON, Companhia Energética do Piauí – CEPISA, Companhia Energética de Alagoas – CEAL, and Boa Vista Energia S.A, as Responsible for the Provision of Public Service of Distribution of Electric Energy, aiming to ensure the continuity of the service in the said areas.

Later, on May 12, 2016, it was issued the Provisional Measure nº 727/2016, converted into Law nº 13.334, of September 13, 2016,

that created, in the scope of the Presidency of the Republic, the Program of Partnerships of Investments – PPI. In this context, it was created the Board of the Program of Partnerships of Investments of the Presidency of the Republic – CPPI, which incorporated the attributions of the National Council of Decentralization – CND.

In Resolution nº 3, of September 13, 2016, of the CPPI, such Board gave a favorable opinion to the qualification of these public enterprises of infrastructure and respective concessions in the scope of the PPI and submitted such positioning to the resolution of the Presidency of the Republic.

In this aspect, the distribution companies controlled by Eletrobras, included before in the National Program of Decentralization - PND, were qualified by the President of the Republic as national priority, by means of Decree nº 8.893, of November 01, 2016, in line with the legislation that rules the Program of Partnerships of Investments – PPI, having the National Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES) assigned as responsible for the execution and monitoring of the process of decentralization of these companies, as well as the MME as responsible for the coordination and monitoring of the process of privatization now addressed.

On September 27, 2017, BNDES delivered to Eletrobras the studies on the modelling of privatization of the EDEs, having rectified the modelling on October 19, 2017, and subsequently, rectified again certain specific data on November 1, 2017.

The referred modelling was approved by Resolution nº 20, of November 08, 2017, of the CPPI, later amended by Resolution nº 28, of November 23, 2017, of the CPPI, in which it provides the bidding of the concessions of distribution associated to the transfer of control of the EDEs, for the amount of R$ 50 thousand. However, such modelling provides, among other measures, the assumption of debts of the distributors towards Eletrobras and/or third parties.

Furthermore, what matters to the case under analysis, it was edited Decree nº 9.192/2017, that sets forth the bidding of concessions of distribution and of transmission associated to the transfer of control of the legal entity provider of public service of electric energy.

At last, on 11/20/2017, we highlight that the Fiscal Council of Eletrobras posed questions related to its assignments in the decentralization process of the EDEs, according to Decree 9.192/17 and to CPPI Resolution 20/17, or in an eventual liquidation of these entities.

Given this situation, there is the need of clarification of the following points:”

2 – THE LEGAL OPINION

In face of the facts reported above, the Consultant presented the Questions transcribed and answered below.

QUESTION 1

“Is it licit that Eletrobras assumes debts of the EDEs with third parties, without compensation, provided the operations between the related parties require adequate commutativity or compensatory payment; or referred requirement is waived by the fact that these companies are included in a context of decentralization?”

ANSWER

1.1.    Applicable Legal Regime to the Mixed Capital Companies

Article 4 of Law n° 13.303/2016 conceptualizes the mixed capital company as being the entity with legal personality of private law, which creation was authorized by law and under the form of corporation for exploration of economic activity, whose shares with voting right remain, in its majority, with the

Union, the States, the Federal District, the Municipalities or the entity of the indirect administration.

As one can verify, there are three elements that characterize a mixed capital company: (i) its setting up by specific law; (ii) the adoption of the legal personality of private law; and (iii) the ownership of the majority of the voting capital by the State.

The requirement that the mixed capital company is set up by specific law is also present in article 37, item XIX, of the Federal Constitution1, in article 236 of Law nº 6.404/19762, as well as in article 2, paragraph 1, of Law n° 13.303/20163.

For being one of the instruments by which the State intervenes in the economic domain, the mixed capital companies are subject, in principle, to the same legal rules applicable to the private companies, as provided in article 173, paragraph 1, item II, of the Federal Constitution:

“Art. 173 – (...)

§ 1. The law shall establish the legal statute of the public company, of the mixed capital company and of its subsidiaries that explore economic activity of production or sale of goods or of provision of services, providing that:

(...)

II – the submission to the proper legal regime of the private companies, including as to the civil, commercial, labor and tax rights and obligations” (emphasis added)

1 “Art. 37. (...) XIX – only by specific law it may be created by autharchy and authorized the establishment of public company, of mixed capital company and of the foundation, being incumbent to the complementary law, in this last case, to define the areas of its action;”

2 “Art. 236. The establishment of the mixed capital company depends of prior legislative authorization.”

3 “Art. 2 (...) paragraph1 The establishment of the public company or of the mixed capital company depends of the prior legal authorization that indicates, clearly, relevant collective interest or imperative of national security, in terms of caput of art. 173 of the Federal Constitution.”

The submission of the mixed capital companies exploring economic activities to the legal regime of private law seeks to allow them to adequately compete with their competitors in the national and international market.

It is noteworthy to point out, that the principle that establishes the application of the legal regime of private law to the mixed capital company allows the public power to act with necessary liberty and flexibility to the development, in a competitive manner, of the economic activity for which it was created.

Even if they have a legal structure of private companies, the mixed capital companies are necessarily established to reach the purposes of the public interest. For this reason, the applicable legal regime to the mixed capital companies is not fully private. Indeed, such entities are subject, under several aspects, to the rules of public right in order reach the purpose of public interest that justified their creation.

Thus, as provided in article 37 of the Federal Constitution, the mixed capital companies are subject to the general principles that guide the activity of the Public Administration, such as morality, legality, impersonality and publicity.

The Federal Constitution sets forth, still, other events in which the mixed capital companies are subject to the rules of public right, as is the case, for example, of the prohibition to the accumulation of public positions (article 37, item XVII), of the mandatory bidding procedure for the contracting of works, services, purchases and sales (article 173, § 1, item III) and of the possibility of control exercised by the Legislative Power with the support of the Court of Auditors (articles 49, item X, 70 and 71).

Therefore, the mixed capital companies are subject to a hybrid legal regime, that is characterized by the application of the proper rules of private law, which, however, may be partially excepted by the express disposition that submits such entities to the rules of public law.

However, by force of article 173, § 1, of the Federal Constitution, the subjection of the mixed capital companies to the legal regime of the private companies constitutes a general rule, having the application of the rules of public law an exceptional character4. It must be said that the mixed capital company, in principle, is governed by the same rules that discipline the private initiative, which may only be waived when there is express disposition on this respect.

The Federal Constitution also provides the existence of the subsidiaries of mixed capital companies created by specific law, as provided in its article 37, item XX, first part, in the following terms:

“Art. 37 – (…)

XX – depends on the legislative authorization, in each case, the creation of subsidiaries of the entities mentioned in the previous item, as well as the participation of any of them in private company;”5 (emphasis added)

Such subsidiaries are designated mixed capital companies of a second degree or of second generation and to them it is applicable the same legal regime that regulates the activities of its parent company6.

4 JOSÉ EDWALDO TAVARES BORBA. Sociedade de Economia Mista e Privatização. Rio de Janeiro: Lúmen Júris, 1997, p. 16-19.

5 Along the same lines, article 2, par. 2, of Law n° 13.303/2016, determines that “depends on legislative authorization the creation of subsidiaries of public company and of mixed capital company, as well as the participation in any each of them in a private company, which corporate purpose must be related to that of the investor, under the terms of item XX of article 37 of the Federal Constitution”.

6 MODESTO CARVALHOSA. Comentários à Lei das Sociedades Anônimas. 3rd. ed. v.4, tomo II. São Paulo: Saraiva, 2009, p. 131.

1.2.    Legal Regime of the Execution of Agreements between Companies and Related Parties

The execution of agreements with related parties to the company constitutes matter that needs special attention of the participants of the capital markets, taking into account the potential conflict of interests inherent to such operations.

Indeed, the risk involving the agreements with related parties resides in the potential conflict of interests of the controlling shareholder or of the administrators, that may lead them to have incentives to, for example, transfer funds of the company in a non-commutative manner to another company controlled by them, in detriment of the minority shareholders of the first company.

Thus, on our legal framework, the liberty of the company to execute agreements with related parties is tempered by the fiduciary duties imposed to the administrators and controlling shareholders, that must ensure the preservation of the interests of all the companies involved.

In this sense, article 245 of the Brazilian Corporation Law establishes that “the administrators may not, in prejudice to the company, favor an affiliate, parent company or controlled company, incumbent upon them to ensure that the operations among the companies, if any, observe strictly commutative conditions, or with adequate compensatory payment; and they are liable before the company for the losses and damages resulting from acts practiced in violation to the provision of this article” (emphasis added).

Article 117, paragraph 1, items “a” and “f”, of Law n° 6.404/1976 characterizes as abuse of the power of control the act of the controlling shareholder to lead the controlled company to favor other company, in prejudice to the participation of the minority shareholders in profits or in the assets of the company, or to contract with the company, directly or through the company in which it has interest, in favoring or non-equitable conditions.

In the same sense, article 154, ha paragraph and paragraph 2, items “a” and “b”, of the Brazilian Corporation Law determines that the administrator shall exercise the assignments that the law and the by-laws grant them to achieve the purpose and in the company´s interest, being prevented from to practice of act of liberality at the company´s expense and, without prior authorization of the general meeting or of the board of directors, to use, for the benefit of third parties, the assets, services or credit of the company.

Thus, despite not existing prohibition to the execution of agreements between related parties, one must ensure that such business present commutative character or with adequate compensatory payment, without undue benefit to one of the parties.

For commutative, it is understood the equivalence between the obligations agreed upon by the parties, that, on the occasion of the adjustment, must assess or size the burden and the benefits of their adjustments. The notion of commutative relations, therefore, is related to the balance between the benefits and counter benefits of each party.

The non-existence of commutative conditions may be characterized if it is eventually shown that: (i) the contracting occurred out of the standards generally adopted in the market in similar business; (ii) the business was not effected to meet the interests of the company; or (iii) the operation would not have been concluded if the parties were independent7.

7 NELSON EIZIRIK. A Lei das S/A Comentada, v. 3. São Paulo: Quartier Latin, 2011, p. 359-360.

There are certain legal businesses in which it might be difficult to assess, previously, the commutativity of the provisions. In these cases, even if the business, in thesis, is executed in non-advantageous conditions for one of the companies, its legitimacy shall be configurated if there is adequate compensatory payment, that is characterized by the effective guarantee to the equity interest of the company supposedly impaired.

1.3.    Analysis of the Concrete Case

Eletrobras is a publicly-held mixed capital company controlled by the Federal Union, whose establishment was authorized by Law nº 3.890-A/1961.

The companies of distribution of electric energy currently controlled by Eletrobras (“EDEs” or “Distributors”) also have the nature of mixed capital companies.

Indeed, Amazonas Distribuidora de Energia S.A. (“Amazonas Energia”) was created upon authorization of State Law nº 1.654/1952 of the State of Amazonas, under the former name of Companhia de Eletricidade do Amazonas – CEM (“CEM”). Subsequently, CEM was incorporated by Eletronorte

–  Centrais Elétricas do Norte do Brasil S.A. (“Eletronorte”), subsidiary of Eletrobras. By means of the provision of article 5, item IV, of the Provisional Measure n° 1.531-11/1997, converted into Law nº 9.648/1998, it was authorized the creation, by Eletronorte, of a distributor of electric energy to meet the isolated electric system of Manaus. With that, CEM began to be designated as Manaus Energia S.A. (“Manaus Energia”). Later, in 05.28.2008, at the extraordinary general meeting of Eletronorte, it was resolved the sale of Manaus Energia to Eletrobras, having the change of its designation to Amazonas Energia. Currently,

Eletrobras is the holder of one hundred percent (100%) of the capital stock of Amazonas Energia.

Boa Vista Energia S.A. (“Boa Vista Energia”) was created by authorization of Federal Law nº 5.523/1968, taking into account that Roraima, at the time, was a federal territory and only changed to the condition of State of the federation by the Federal Constitution of 1988. In 1989, there was the takeover by Eletronorte of part of the concession of Companhia Energética de Roraima (“CERR”), thus, transferring Boa Vista Energia to the control of Eletronorte. As occurred with Amazonas Energia, article 5, item IV, of the Provisional Measure n° 1.531-11/1997, converted into Law nº 9.648/1998, authorized the creation by Eletronorte of a distributor to meet the isolated electric system of Boa Vista. In 2009, the control of Boa Vista Energia was transferred to Eletrobras, which became the holder of one hundred percent (100%) of its capital stock.

The Companhia Energética de Alagoas – CEAL (“CEAL”), the Companhia Energética do Piauí – CEPISA (“CEPISA”), the Centrais Elétricas de Rondônia S.A. – CERON (“CERON”) and the Companhia de Eletricidade do Acre

S.A. – Eletroacre (“Eletroacre”) were created, respectively, by State Law nº 2.137/1959 of the State of Alagoas, State Law n° 1.948/1959 of the State of Piauí, Federal Law n° 5.523/1968 (considering that Rondônia was, at the time, federal territory) and State Law nº 60/1965 of the State of Acre. Subsequently, by means of the authorization provided in article 1 of Law nº 9.619/1998, the shareholding control of these companies was transferred to Eletrobras, which became the holder of one hundred percent (100%) of the capital stock of CEAL, CEPISA and CERON and of, approximately, 96.71% of the voting capital of Eletroacre.

As it can be verified, all the referred EDEs were created by legislative authorization and are nowadays under the control of Eletrobras,

company integrating the indirect federal public administration. Thus, there are no doubts that they are mixed capital companies, according to the concept provided in article 4 of Law n° 13.303/2016.

The EDEs, by means of Decree n° 8.893/2016, were included in the referred Program of Partnerships of Investment – PPI, created in the context of the Presidency of the Republic by Law n° 13.334/2016, aiming to broaden and strengthen the interaction between the State and the private initiative by the adoption, among others, of measures of decentralization.

Decree n° 8.893/2016 also appointed the National Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES) as responsible for the execution and monitoring of the decentralization process of the EDEs, being under the charge of the Ministry of Mines and Energy – MME the coordination and monitoring of the procedures and steps of such decentralization process.

Based on Decree n° 8.893/2016, BNDES prepared the studies on the modelling of the privatization of the EDEs, which was approved by Resolution n° 20, of 11.08.2017, later amended by Resolution n° 28, of 11.22.2017, issued by the Board of the Program of Partnerships of Investments of the Presidency of the Republic – CPPI, body created by article 7 of Law n° 13.334/2016, that started to exercise the functions previously assigned to the National Council of Decentralization – CND (“CPPI Resolution n° 20/2017”).

CPPI Resolution n° 20/2017 establishes the conditions for the transfer of the shareholding control held by Eletrobras in the EDEs, as well as the preferred shares issued by the EDEs, in an associated manner to the grant of the concession of the service of distribution of electric energy. Therefore, in the terms of Resolution n° 20/2017, the transfer of the shareholding control of the EDEs shall occur for the amount of R$ 50 thousand for each one of the Distributors, conditioned to the carrying out by Eletrobras, previously to the effectiveness of the transfer of the shareholding control, of adjustments in the EDEs through the conversion of the debt into capital stock or assumption of debts of the Distributors towards Eletrobras and/or third parties, in the following amounts: (i) one hundred and thirteen million, seven hundred and seventy nine thousand, eight hundred and seventy one Reais and ninety-nine cents (R$ 113,779,871.99) due by Eletroacre; (ii) one billion, eight hundred and seventy two million, five hundred and twenty-two thousand, four hundred and sixty-three Reais and forty two cents (R$ 1,872,522,463.42) due by CERON; (iii) fifty thousand Reais (R$ 50,000.00) due by CEPISA; (iv) fifty thousand Reais (R$ 50,000.00) due by CEAL; (v) three hundred and forty two million, one hundred and twenty thousand, four hundred and eighty six Reais and twenty cents (R$ 342,120,486.20) due by Boa Vista Energia; and (vi) eight billion, nine hundred and eleven million, eight hundred and sixty-six thousand, five hundred and fifty eight Reais and ninety four cents (R$ 8,911,866,558.94) due by Amazonas Energia (article 3, head paragraph, of CPPI Resolution n° 20/2017).

That is, according to the model approved by CPPI Resolution n° 20/2017, Eletrobras would be forced to assumed R$ 11.2 billion in debts of the EDEs, as condition for the transfer of the shareholding control of the Distributors for the symbolic amount of only R$ 50 thousand each one, totaling R$ 300 thousand.

Besides the referred adjustments, Eletrobras may, at the discretion of the General Meeting, as provided in article 3, paragraph 1, of CPPI Resolution n° 20/2017, assume the credits of responsibility of the EDEs, related to the Fuel Consumption Account (Conta de Consumo de Combustíveis - “CCC”) and to the

Energetic Development Account (Conta de Desenvolvimento Energético - “CDE”), recorded in the Financial Statements of the Distributors, on the base date of the studies (12.31.2016), with the adjustments up to 06.30.2017, considering that, in this case, Eletrobras shall, in return, assume obligations in an equivalent amount.

According to what we were informed, the credits held by the Distributors before the sector funds CCC and CDE would be in the amount of R$

8.4 billion. However, the effective realization of such credits is subject to several uncertainties, such as, for example, the questioning in administrative proceedings before the National Agency of Electric Energy (Agência Nacional de Energia Elétrica – ANEEL), that involve the monitoring of the credits/debts of CCC and of CDE with Amazonas Energia, CERON, Boa Vista Energia and Eletroacre, related to the period from 06.30.2009 to 06.30.2016, as provided in Law n° 12.111/2009.

Thus, considering that for Eletrobras, to assume the credits held by the EDEs before the CCC and the CDE, is also obliged to assume obligations in the equivalent amounts, and that these credits may not be confirmed, the Company may become liable for debts of the amount of R$ 19.7 billion of the Distributors, without any compensation or through the assumption of uncertain credits and in a much lower amount.

As referred, both Eletrobras as the EDEs are mixed capital companies and, as such, are subject to the legal regime of private law, being applied to them rules of public law only exceptionally, in the cases expressly provided by law, as determined by article 173, paragraph 1, item II, of the Federal Constitution.

In this sense, article 235 of Law n° 6.404/1976 establishes that the mixed capital companies are subject to the rules of the Brazilian Corporation Law, save only for the special provisions of the federal law.

According to the Explanatory Statement of the Brazilian Corporation Law, the State, by searching the form of the corporation for the enterprise that it promotes (as it is the case of the mixed capital company), “views to ensure to the, to whom it offers association, the same rights and guarantees that are enjoyed by the shareholders of the other companies”.

In the same sense, Law n° 13.303/2016, by providing on the legal statute of the public companies, mixed capital companies and their subsidiaries, sets forth, in its article 5, that the mixed capital company, in the condition of corporation, is subject to the regime provided in Law n° 6.404/1976, with the exception to what is related to the corporate regulation, only to what is disposed in the Law n° 13.303/2016.

Hence, the transactions effected between Eletrobras and its related parties (including the EDEs) shall necessarily observe the provision of article 245 of the Brazilian Corporation Law, that imposes to the administrators the duty to ensure that such businesses are conducted in commutative conditions or with adequate compensatory payment, without undue benefit to any of the parties.

Law n° 13.303/2016 corroborates the conclusion that the rules of the Brazilian Corporation Law on the agreements between related parties are extended to the mixed capital companies, by providing, in its article 8, item VII, that the mixed capital companies shall prepare and disclose policy of transactions with related parties, “in conformity with the requirements of competitiveness, compliance, transparency, equity and commutativity”8.

Consequently, in the transactions between Eletrobras and its subsidiaries and controlled companies (including the EDEs) it must mandatorily have commutativity of the provisions or adequate compensatory payment, under the penalty of being characterized the abuse of the power of control and violation to the duties of the administrators, as provided in articles 117, paragraph 1, items “a” and “f”, and 154, head paragraph and paragraph 2, items “a” and “b”, of the Brazilian Corporation Law, previously referred.

Incidentally, Law n° 13.303/2016 textually determines that the controlling shareholder of the mixed capital company shall be liable for the acts practiced with abuse of power, under the terms of the Brazilian Corporation Law (article 15), and that its administrator is also subject to the rules provided in the corporate law (article 16).

The assumption of the debts of the Distributor, by Eletrobras, in the amount of R$ 11.2 billion (possibly reaching R$ 19.7 billion in the event that the General Meeting of the Company approves the assumption of the credits of responsibility of the EDEs towards the CCC and with the CDE and that such credits are not confirmed by ANEEL), without being granted to the Company the correspondent compensation, violates unequivocally the dispositions of the Brazilian Corporation Law that determine that the agreements of corporations with their related parties shall be executed in equitable conditions or with adequate compensatory payment.

8 It is to note that Eletrobras does not yet have a policy on transactions with related parties, as, pursuant to article 91 of Law º 13.303/2016, the term for the mixed capital companies to promote de necessary adaptations for the adequacy to the dispositions of such Law ends only on 01.07.2018

Indeed, the assumption, by part of Eletrobras, of the billionaire debts of the Distributors, without an equivalent compensation, cannot be characterized as commutative transaction. Besides, the model of privatization of the EDEs approved by CPPI Resolution n° 20/2017 does not also provide, in favor of Eletrobras, any compensatory payment, in the corresponding amount of the debts to be undertaken.

Thus, it is unquestionable that the conditions imposed to Eletrobras for the privatization of the Distributors are not in accordance with its social interest, having in view the great negative impact to the assets of the Company and, consequently, for all its shareholders.

It is also noteworthy to keep in mind that the Union, in the capacity controlling shareholder of Eletrobras, must exercise its power of control taking into consideration the interests of the Company and of the community of its shareholders, as set forth in article 116, sole paragraph, of the Brazilian Corporation Law9, being liable for the acts practiced with abuse of the power of control, pursuant to article 117 of the corporate law and in article 16 of Law nº 13.303/2016.

In this sense, article 238 of the Brazilian Corporation Law, as well as article 4, paragraph 1, of Law n° 13.303/2016 establish that the legal entity that controls the mixed capital company has the same duties and liabilities of the controlling shareholder established in articles 116 and 117 of the Brazilian Corporation Law, and must exercise the power of control in the interest of the company, respecting the public interest that justified its creation.

9 “Art. 166 (...) Sole paragraph: The controlling shareholder must use the power to lead the company to achieve its purpose and comply with its social function, and has duties and responsibilities towards the other shareholders of the company, those who work in it and the community in which is placed, whose rights and interests is must loyally respect and serve.”

The public policies met by the action of the State as controlling shareholder are only the ones that justified the establishment of the mixed capital company; otherwise, it shall be characterized the abuse of power of control.

It is worth mentioning that the use of the mixed capital company to meet purposes that are not related to its corporate purpose constitutes abuse of the power of control, characterizing the adoption of policies or decisions that does not have as purpose the interest of the company and that cause losses to the minority shareholders and investors10.

In the present case, the assumption by part of Eletrobras of the billionaire debts of the Distributors before third parties, without the correspondent compensation, evidently are not bound to the purposes that inspired its creation by Law n° 3.890-A/1961, that, in its article 2, established that the Company would have as purpose “the performance of studies, projects, construction and operation of production units and lines of transmission and distribution of electric energy, as well as the execution of the acts of commerce arising from these activities”.

Therefore, it is not licit that the Union, as controlling shareholder, imposes on Eletrobras the assumption of debts of the Distributors with third parties, without the correspondent compensation, having in view that this transaction: (i) violates the Brazilian Corporation Law, which determines that transactions between the mixed capital companies and their controlled companies should necessarily be effected in equitable conditions or with adequate compensatory payment; and (ii) are not included in the scope of the public interest that justified the creation of the Company.

10 NELSON EIZIRIK. A Lei das S/A Comentada, 2ª edição, vol. 4. São Paulo: Quartier Latin, 2015, p. 204.

This conclusion is not affected by the fact that the EDEs are inserted in a context of decentralization.

To this effect, Law nº 13.334/2016 expressly provides, in its article 3, that, in the implementation of the PPI, it shall be observed, among others, the principles of equality and of guarantee of legal safety to the state entities and to all the involved. That is, the decentralization of the Distributors shall be in accordance with the laws applicable to the state entities involved in the process, such as Eletrobras, and shall ensure the legal safety not only of those entities, but to all the involved, as is the case of the minority shareholders of the Company.

Likewise, the head paragraph of article 4 of Law nº 13.334/2016 determines that the decrees that have as purpose the regulation of the PPI shall observe the “terms and limits of the sectorial laws and the applicable general legislation”. Thus, by virtue of the law that established the PPI, the rules created for the decentralization of the Distributors, for directly involving rights and obligations of Eletrobras, must be in accordance with the terms and limits provided in the Brazilian Corporation Law for the transactions between related parties, that, as verified, are applied to the mixed capital companies.

As a result, article 19 of Law n° 9.491/1997, when providing that the controlling shareholders and the administrators of the companies to be decentralized shall adopt, in the established terms, “the measures that may be determined by the National Council of Decentralization [in the case of the EDEs, by CPPI], necessary to the implementation of the processes of sale”, shall be interpreted together with what is established by the dispositions of Law nº 13.334/2016 referred above, that define the limits of regulation of the processes of decentralization of the companies included in the PPI, as is the case of the Distributors.

It is worth mentioning that the obligation of the controlling shareholders and of the administrators of companies subject to decentralization to adopt the measures that are determined by the Public Authority for the implementation of privatization only exists to the extent that such measures have been established within the legal limits.

However, in the present case, the CPPI Resolution n° 20/2017, by binding the transfer of the control of the Distributors to the assumption of the debts by Eletrobras, without the corresponding compensation, clearly violates the rules imposed by the Brazilian Corporation Law to agreements between related parties, that require commutativity of the provisions or adequate compensatory payment.

It is concluded, therefore, that it is not licit that Eletrobras assumes the debts of the EDEs before third parties in non-commutative conditions or without adequate compensatory payment, regardless of the fact that the Distributors are inserted in a context of decentralization.

QUESTION 2

“If one of the situations set forth in article 5 of Decree nº 9.192/2017 occur, which will result in the complete emptying of the activity provided in the corporate purpose of the EDEs, is it possible that Eletrobras promotes the dissolution of these EDEs, exclusively based on Law nº 6.404/76 and in terms of 165th AGE, without the CPPI determining the dissolution as an operational modality of decentralization or that it recommends the exclusion of the EDEs from the PPI, respectively, in light of article 4, V and article 6, I of Law nº 9.491/97?”

ANSWER

2.1.    Dissolution, Liquidation and Extinction of the Corporation

Law n° 6.404/1976, in its Chapter XVII, deals with the interconnected institutes that guide the “purpose” of the company, in a process that usually involves three (3) distinct phases: (i) dissolution; (ii)liquidation; and

(iii) extinction.

The dissolution constitutes the step that begins the opening of the process of liquidation, which leads, finally, to the extinction of the legal entity. Thus, with the decree of the dissolution, the normal functioning of the company is suspended, so that it can be established the procedure of liquidation of its assets, which, in the end, will result in the extinction of the company11.

The Brazilian Corporation Law, in its article 206, divides the cases of dissolution into two (2) categories: (i) in full right; and (ii) dependent on the judicial or administrative decision.

The dissolution in full right does not require any manifestation of the judicial or administrative authority, being, hence, its result automatic. It is worth mentioning that the occurrence of any of the causes provided in the law for the dissolution in full right is a sufficient condition for it to produce immediately its effects, the company becoming subject to the special legal regime of liquidation whose end shall lead to its extinction.

11”According to article 207 of the Brazilian Corporation Law, “the dissolved company shall maintain its legal personality up to the extinction in order to proceed with the liquidation.”

The causes listed in article 206, item I, of the Brazilian Corporation Law for the dissolution in full right of the company are the following: (i) the end of the term of duration; (ii) occurrence of the cases provided in the bylaws; (iii) resolution of the general meeting; (iv) existence of a sole shareholder for a term above the legal one; and (v) extinction of authorization to function.

Item II of article 206 of the Brazilian Corporation Law, on its turn, indicates the cases in which the declaration of dissolution depends on prior judicial decision, which are: (i) annulment of the establishment of the company;

(ii) impossibility of the company to achieve its purpose; and (iii) bankruptcy. The company can also be dissolved by decision of administrative authority, in the events expressly provided in special law (article 206, item III, of the Brazilian Corporation Law).

As it is verified, one of the causes provided in the corporate law for the dissolution in full right of the corporation consists in the approval at extraordinary general meeting especially summoned for such purpose, observing the qualified quorum of resolution set forth in article 136, item X, of the Brazilian Corporation Law.

The general meeting has the discretionary power to resolve the dissolution of the company, given the essential principle that it is sovereign to decide on the matters of interest of the company, in the terms of article 121 of the Brazilian Corporation Law.

As regards the dissolution by will of the shareholders, once manifested according to the quorum provided in law, the resolution, regardless of the existence of reasons, shall be fully valid and effective, except for the cases in which the approval of the dissolution may characterize abuse of the power of control, as the case of the successful company, according to the disposition of article 117, paragraph 1, item “b”, of the Brazilian Corporation Law12.

The Brazilian Corporation Law also provided as cause of dissolution in full right of the company the extinction of the authorization to its functioning. In principle, the functioning of the Brazilian companies is not dependent on governmental authorization. There is, however, certain economic activities whose exploration depends on authorization, as, for example: to function as financial institution; the rendering of services of air transport; the functioning as insurance company. It also depends on governmental authorization the functioning in Brazil of a foreign company13.

When the company, national or foreign, depends on governmental authorization to function, the administrative act of cancellation generates its dissolution, regardless of the resolution of the extraordinary general meeting of the company14.

The liquidation, that follows the dissolution, constitutes a set of interconnected acts, whose purpose is the extinction of the company aiming at:

(i) assess and sell the assets; (ii) identify and pay the liabilities; and (iii) share the remaining assets among the shareholders. It is a new phase in the existence of the company, in which the social interest is no longer to achieve the purpose of

12 NELSON EIZIRIK. A Lei das S/A Comentada, 2ª edição, vol. 4. São Paulo: Quartier Latin, 2015, p. 24. 13See article 1.134 of the Civil Code, which sets forth: “Article 1.134 The foreign company, whichever its purpose, cannnot, without authorization of the Executive Power, function in the country, even though subordinate establishments, being allowed, however, exception made to the situations expressly provided in the law, be a shareholder of a Brazilian Corporation.”

14 PAULO PENALVA SANTOS, “Dissolução da Companhia”. In: Alfredo Lamy Filho e José Luiz Bulhões Pedreira (Coord.). Direito das Companhias, 2ª edição, v. II. Rio de Janeiro: Forense, 2017, p. 1328-1330.

profit, but to proceed to its extinction in the best possible manner, paying the creditors and dividing the eventual remaining balance among the shareholders.

In the cases of dissolution in full right, the liquidation shall be extrajudicial, carried out by the bodies of the company, pursuant to article 208 of the Brazilian Corporation Law. In this case, the general meeting will be in charge to determine the form of liquidation and to appoint the liquidator, that constitutes the management and representation body of the corporation, in replacement to the officers, who must exercise their functions throughout the period of the liquidation. Whenever the dissolution depends on prior judicial or administrative decision, as per the terms of article 206, items II and III, of the Brazilian Corporation Law, the liquidation shall be processed in the judicial or administrative context, as the case may be, the judge or the competent administrative authority being responsible for the appointment of the liquidator.

Finally, once the liquidation procedure is over, the company is extinguished, as set forth in article 219, item I, of the Brazilian Corporation Law, ceasing the legal entity, upon the cancelation of its enrollment with the competent public registry. The former shareholders become, then, the legal successors of the company, in the pro-rata amount they have eventually received from the remaining assets.

2.2.        Description of the Facts and Normative Acts Purpose of the Consultation

The Law nº 12.783/2013, by regulating the concessions of generation, transmission and distribution of electric energy, provided the possibility, in its article 7, of extension of the concessions of distribution of electric energy held by the EDEs, at the discretion of the conceding authority, one single time, for the term of up to thirty (30) years.

Article 8, paragraph 1-A, of Law nº 12.783/2013, included by Law nº 13.360/2016, admitted to the Union the possibility, when the service provider of distribution of electric energy is a legal entity under its direct or indirect control, to promote the bidding of the concession associated to the transfer of control of the legal entity provider of the service, granting the concession agreement to the new controlling shareholders for the term of thirty (30) years.

Based on the dispositions of Law nº 12.783/2013, the administrators of Eletrobras recommended the non-extension of the concessions of the Distributors, whose effectiveness would have ended on 07.07.2015, admitting its sale, since effected up to 12.31.2017, which was ratified by the shareholders of the Company present at the 165th Extraordinary General Meeting – AGE, held on 07.22.2016, with favorable vote of the Union, in the following terms highlighted in the respective minutes:

“9. Approve, respecting the Brazilian Corporation Law, by majority, the transfer of the shareholding control, until December 31, 2017, of the Distributors Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A, in the terms of paragraph 1-A of article 8, of Law 12.783/2013, with the new wording given by the Provisional Measure 735, of June 22, 2016, provided that, until the transfer of the distributor for the new controlling shareholder, the distributor receives directly, from the Federal Union or through the tariff, all the funds and compensation necessary to operate, maintain and make investments that are related to the public services of the respective distributor, maintaining the economic and financial balance of the Distributor, without any allocation of funds, at any title, by Eletrobras;” (emphasis added)

At the AGE under appreciation, the shareholders of Eletrobras, again with the vote of the Union, also approved the adoption of the necessary measures for the liquidation of the EDEs, if the transfer of its shareholding control does not occur until 12.31.2017, in the form of item 11 of the respective minutes:

“11. Approve, by majority, that are returned, at any time, the concession of the distributors Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A and that be adopted the measures for their liquidation, in the following situations: (i) if the transfer of the shareholding control referred in item 9 above is not effected until December 31, 2017; or (ii) if the respective distributor stops receiving directly, from the Federal Union or through the tariff, until its transfer to the new controlling shareholder, all the necessary funds and compensation to operate, maintain and make investments that are related to the public services of the respective distributor, keeping the economic and financial balance of the Distributor, without any allocation of funds, at any title, by Eletrobras, as provided in item 9 above.” (emphasis added)

In this context, due to the decision of the non-extension of the concessions of distribution of the EDEs, it was edited Ordinance MME nº 388/2016, that disciplined the regime of Provision of Public Service of Distribution of Electric Energy by Body or Entity of the Federal Public Administration, in terms of paragraph 1 of article 9 of Law nº 12.783/201315, which resulted in the editions

15 “Art. 9 Not having extension of the term of concession and in view to ensure the continuity of the provision of the service, the holder may, after the maturity of the term, remain responsible for its provision up to the assumption of the new concessionaire, observing the conditions established by this Law. Paragraph 1 If there is no interest of the concessionaire in the continuity of the provision of the service in the conditions of the MME Ordinances nº 420, 421, 422, 423, 424 and 425/2016, which appointed, respectively, Amazonas Energia, Eletroacre, CERON, CEPISA, CEAL and Boa Vista Energia as Responsible for the Provision of Public Service of Distribution of Electric Energy, in view to ensure the continuity of the service in their respective areas of operation, in a transitory nature, until the conclusion of the process of transfer of their concessions, associated or not to the transfer of the shareholding control.

Subsequently, the Distributors, previously inserted in the National Program of Decentralization – PND, were included, as already mentioned, by means of Decree n° 8.893/2016, in the PPI, created in the scope of the Presidency of the Republic by Law n° 13.334/2016.

In November 2017, it was issued Decree nº 9.192/2017, which regulated Law n° 12.783/2013, to provide on the bidding of concessions of distribution and of transmission associated with the transfer of control of the legal entity provider of the service of electric energy.

Decree nº 9.192/2017 provided, in its article 4, paragraph 10, that the controlling shareholder of the legal entity provider of the service of distribution of electric energy – as is the case of Eletrobras in relation to the EDEs – would have to approve the conditions defined by the CPPI for the taking place of the bidding of the concession associated with the transfer of the shareholding control.

In addition, Decree nº 9.192/2017, in its article 5, authorized ANEEL to hold the bidding of the concession of distribution of electric energy without transfer of the shareholding control of the legal entity responsible for the provision established in this Law, the service will be explored by means of the body or entity of the federal public administration, until the bidding procedure is concluded which is dealt in art. 8.”

of the service, in the following situations: (i) by decision of the CPPI, for the enterprises qualified in the scope of the PPI, or by decision of the Ministries of Mines and Energy, Ministry of Finance and of Planning, Development and Management, in the other cases; (ii) if the controlling shareholder of the legal entity responsible for the provision of the service of distribution of electric energy stops forwarding to the Ministry of Mines and Energy application or ratification of the previous request, within fifteen (15) days, counted from the date of the publication of the Decree, so that the Union effects the bidding of the concession associated with the transfer of the shareholding control, in terms of article 1, paragraph 2, of Decree nº 9.192/2017; (iii) if the controlling shareholder of the legal entity responsible for the provision of the service of distribution of electric energy does not approve the conditions established for the bidding of the concession associated with the transfer of the shareholding control in the term established by the competent bodies, as provided in article 4, paragraphs 10, 11 and 12, of Decree nº 9.192/2017; or (iv) if the bidding of the concession associated with the transfer of control is frustrated.

The conditions for the decentralization of the Distributors were approved, as referred, by CPPI Resolution n° 20/2017, which provided the transfer of the shareholding control held by Eletrobras in the EDEs in an associated form to the granting of the concession of the service of distribution of electric energy, for the amount of R$ 50 thousand in relation to each Distributor, provided that the Company, previously to the effectiveness of the transfer of the shareholding control, promotes adjustments in the Distributors through the conversion of debt into capital stock or assumption of debts that they might have towards the Company and/or third parties.

CPPI Resolution n° 20/2017 also established, in its article 3, paragraph 3, based on the provision of article 4, paragraph 10, of Decree n° 9.192/2017, that it shall be held a General Meeting of Eletrobras, until

02.01.2018, to resolve on the sale of the shareholding control of the Distributors in the terms and conditions provided in the Resolution in question.

On 12.04.2017, it was issued Ordinance nº 468 of the Ministry of Mines and Energy, extending the term established by MME Ordinances nº 420, 421, 422, 423, 424 and 425/2016, for the provision of services of distribution by the Distributors, in temporary nature, until the assumption of a new concessionaire or up to 07.31.2018, whichever occurs first.

On 12.28.2017, it shall be held the 169th AGE of Eletrobras to, among other matters, resolve on the rectification of the decision of the 165th AGE, of 07.22.2016, viewing to extend the term for the execution of the agreement of transfer of the shareholding control held by Eletrobras in the Distributors from 12.31.2017 to 07.31.2018, “under penalty of the upholding of the decision of the 165th Extraordinary General Meeting that determined the end of the temporary services of distribution, as well as the liquidation of the referred distributors, which shall also occur if not ensured by the National Agency of Electric Energy (Agência Nacional de Energia Elétrica – ANEEL) and/or by the Granting Authority, the right for the provision of the services of distribution, in a temporary nature, until the effective transfer of the shareholding control, upon adequate compensation”.

2.3.    Analysis of the Concrete Case

According to article 5 of the Decree nº 9.192/2017, ANEEL may effect the bidding of the concession of distribution of electric energy currently held by the EDEs without the transfer of their shareholding control, among other situations, if Eletrobras, in the capacity of controlling shareholder, does not approve, until 02.01.2018, the modelling of decentralization of the Distributors defined by CPPI Resolution n° 20/2017.

The referred disposition, by allowing the simple bidding of the concession, dissociated from the transfer of the shareholding control of the Distributors, turns them completely unable to achieve their corporate purpose, as they were created with the primary purpose to provide the public service of distribution of electric energy by concession.

The purpose of the corporation shall be bound to the following essential elements: (i) to fulfill its corporate purpose; and (ii) to generate profit. In effect, the company exists to perform certain corporate activities, defined in their corporate purpose, for profit. Thus, if it is shown that the company cannot fulfill its corporate purpose, there is no reason for the maintenance of the company.

In this context of unattainability of the corporate purpose of the EDEs, which arises from the eventual simple bidding of the concession of the public service of distribution, the sale of the shareholding control of the Distributors will not make any sense, becoming materially impossible.

As a result, if the EDEs are unable to continue to fulfill their corporate purpose and, consequently, to occur the transfer of their shareholding control, Eletrobras may promote the dissolution of such companies, based on the resolution that was already taken at the 165th AGE, held on 07.22.2016, including with favorable vote of the Union.

Indeed, on that occasion, the AGE of the Company approved the adoption of the necessary measures for the “liquidation” of the Distributors16, if:

16.The fact that the resolution taken at the 165th AGE mentioned the liquidation and not the dissolution of the Distributors is irrelevant, since, as verified, the liquidation procedure constitutes a subsequent phase to the dissolution, only being initiated if the previous dissolution of the company has taken place. In other words, the resolution in question, when referring to liquidation, was unequivocally approving the dissolution of the Distributors.

(i)   the transfer of their control does not happen until 12.31.2017, such term being extended up to 07.31.2018 at the 169th AGE summoned for 12.28.2017; or (ii) the respective Distributor ceases to receive, directly from the Union or through the tariff, until its transfer to the new controlling shareholder, the necessary funds and compensation for the temporary provision of the public services of distribution of electric energy.

In case the bidding of the concession of distribution takes place without the transfer of the shareholding control of the Distributors, the conditions resolved at the 165th AGE of Eletrobras shall be evidently observed so that there is the immediate dissolution and liquidation of the Distributors, either because the transfer of the shareholding control is materially impossible (not having, thus, the need to wait the end of the term established by the General Meeting), either because the EDEs will cease to provide the public service of distribution, as soon as the winning bidder assumes the concession.

The dissolution of the Distributors, in the event in question, shall be effected in full right, based on the provision of article 206, item I, letter “c”, of the Brazilian Corporation Law, that allows the general meeting to resolve on the matter, observing the qualified quorum required by article 136, item X, of the corporate law (half of the shares with voting right)17.

That is to say, if the bidding of the concession of distribution occurs without the transfer of the shareholding control of the Distributors, the dissolution of these companies will occur in full right, due to the resolution approved at the

17 Despite, in the present case, the resolution of the General Meeting that approved the dissolution and liquidation of the Distributors, having taken place in the context of Eletrobras and not in the context of the Distributors does not set aside the possibility of such entities being dissolved in full right, as per the terms of article 206, item I, sub-item “a”, combined with article 136, item X, of the Brazilian Corporation Law, as the EDEs are wholly-owned subsidiaries of Eletrobras and Eletroacre, although not being a wholly-owned subsidiary, has nearly all of its voting capital held by the Company (96,71%). Therefore, the need to hold General Meetings in the context of the Distributors to approve their dissolution constitutes, in the present case, just a formal requirement for the implementation of the dissolution.

165th AGE of Eletrobras, which constitutes sufficient legal act to start the procedure of liquidation of the EDEs.

Even if the resolution of the meeting had not been taken at the 165th AGE of the Company, the dissolution in full right of the Distributors would be configured based on the application, by analogy, of the provision of article 206, item I, sub-item “e”, of the Brazilian Corporation Law, according to which the company is dissolved in full right by the extinction of the authorization to function.

Indeed, the loss of the concession of distribution by the EDEs is similar, in the event object of the present Legal Opinion, to the extinction of the authorization to function, taking into account that the authorization as the concession are characterized as forms of delegation of public services (in the terms of the provision of article 21, item XII, of the Federal Constitution18), which, ceasing to exist, results in the development of the corporate purpose of the company provider of the public service becoming legally impossible.

Consequently, whether for the existence of the resolution of the General Meeting, as per the terms of article 206, item I, sub-item “c”, of the Brazilian Corporation Law, or through the application by analogy of the provision of sub-item “e” of the same disposition of the corporate law (extinction of the authorization to function), the dissolution of the Distributors, in the case of the bidding of the concession of distribution without transfer of control, shall occur in full right, that is, automatically, without, for such, being necessary the express manifestation of the CPPI determining the dissolution of the EDEs, as the operational modality of decentralization, according to the provision of article 6,

18 “Article 21. It is incumbent upon the Union: (...) XII - explore, directly through authorization, concession or permission: (...)”

item II, sub-item “a”, together with article 4, item V, of Law nº 9.491/199719, or the recommendation to exclude these companies from the PPI, based in article 6, item I, of the same legal diploma20.

The fact that the Distributors are included in a context of decentralization does not set aside the application of the rules of the Brazilian Corporation Law, not even on what refers to their dissolution, liquidation and extinction. This is so true that Law n° 8.029/1990, by providing the extinction and dissolution of entities of the Federal Public administration, expressly determined, in its article 21, that, in the cases of dissolution of mixed capital companies, the liquidation shall occur according to articles 208 and 210 to 218, of the Brazilian Corporation Law, and in the respective bylaws, observing some special rules provided in the Law n° 8.029/1990.

The Superior Court of Justice – STJ has already decided, based on the provision of article 235 of the Brazilian Corporation Law, that the extinction of the mixed capital company “is processed under the common regime applicable to the corporations”21.

That is to say that, regardless of the CPPI determining the dissolution of the EDEs, as modality of decentralization, or recommending their exclusion from the PPI, in face of the occurrence of any of the causes of

19 “Article 4 The decentralization shall be executed through the following operational modalities: (...) V – dissolution of entities or partial deactivation of their enterprises, with the consequent sale of their assets; (...) Article 6 It is incumbent upon the National Council of Decentralization: (...) II – to approve, except when dealing with financial institutions: a) the operational modality to be applied to each decentralization; (...)” It is worth reminding that, with the enactment of the Law nº 13.334/2106, that instituted the PPI, the CPPI began to perform the attributions of the former National Council of Decentralization.

20 ”Article 6 It is incumbent upon the National Council of Decentralization: I – recommend, for approval by the President of the Republic, the means of payment and the inclusion or exclusion, including financial institutions, public services and minority shareholdings, as well as the inclusion of assets or real estate of the Union in the Program of Decentralization.”

21Decision of the 2nd Panel of the Superior Court of Justice rendered in the records of the Special Appeal nº 50655-MG, Reporting Minister Ari Pargendler, j. on 04.17.1997, published in the Justice Gazette on 05/12.1997 dissolution in full right provided in article 206, item I, of the Brazilian Corporation Law, the Distributors shall have to necessarily be dissolved by Eletrobras, such event taking place based on the provision of the Brazilian Corporation Law and in the resolution already approved at the 165th AGE of the Company.

Therefore, one can conclude that, in case the bidding of the concessions of distribution of electric energy currently held by the EDEs takes place without the transfer of the respective shareholding control, as provided in article 5 of Decree nº 9.192/2017, the corporate purpose of the Distributors shall become impracticable and, consequently, the possibility of their shareholding control being transferred shall become materially impossible. In this case, Eletrobras shall promote the dissolution of such companies based on the provisions of the Brazilian Corporation Law and in the resolution already approved at the 165th AGE, not being necessary, in such situation, that the CPPI previously manifests itself according to the disposition of article 6, item I, and item II, sub-item “a”, of Law nº 9.491/1997.

QUESTION 3

“If CPPI does not determine the dissolution of the EDEs, due to the emptying of their purpose in light of the occurrence of one of the situations of article 5 of Decree nº 9.192/2017, will the liquidation of such entities observe the rite provided in Law 8.029/90, especially in articles 21 and 23, in view of article 2, I of Law nº 11.101/05 that expressly provides that the bankruptcy and recovery regime is not applicable to the mixed capital companies?”

ANSWER

In terms of the original wording of article 242 of the Brazilian Corporation Law, the mixed capital companies would not be subject to bankruptcy, but their assets would be subject to pledge and collection, the controlling shareholder being subsidiarily liable for their obligations. The grounds of the bankruptcy immunity were to preserve the public interest that would have inspired the creation of the company. The Law nº 10.303/2001 revoked the provision, being the mixed capital companies, in the same way as the other companies, subject to bankruptcy.

However, with the enactment of Law nº 11.101/2005 (Law of Recovery and Bankruptcy of Companies) it was expressed, in its article 2, item I, the return to the bankruptcy immunity not only for the public companies, but also for the mixed capital companies.

As referred, the mixed capital companies, even if they have the legal structure of private companies, they are set up to reach purposes of public interest, reason for which the legal regime of private law, applied to them, as a general rule, may be partially excepted by express legal provisions that submit such entities to the rules of public right.

It is exactly what occurs in the case of article 2, item I, of the Law n° 11.101/2005, that excludes the mixed capital companies from the bankruptcy and judicial recovery regimes applied to the cases of insolvency of private companies.

The bankruptcy immunity is justified, in this case, by the impossibility to admit the eventual extinction of the entity of the Public Administration to meet the private interests of its creditors.

Due to the express legal provision referred above, the sole legal diploma that establishes rules on the liquidation of the mixed capital companies, as is the case of the Distributors, is Law n° 8.029/1990.

By the way, Law n° 8.029/1990, besides providing on the extinction and dissolution of some specific entities of the federal public administration, also provided rules of general nature, applicable indistinctively to any mixed capital companies and public companies structured as corporations that come be dissolved and, consequently, enter the process of liquidation.

It is worth mentioning, that Law n° 8.029/1990 combines in its text both the rules of specific reach, exclusively destined to the entities appointed in the law, as the rules of general and abstract nature, as is the case of the rite of liquidation to be applied to any mixed capital company or public company that is structured as a corporation, under the terms of its articles 21 and 23.

Article 21, head paragraph, of Law n° 8.029/1990, expressly establishes that “in the cases of dissolution of mixed capital companies, as well as in the cases of public companies that are structured as corporations, the liquidation shall occur according to the provision of articles 208 and 210 to 218, of Law n° 6.404, of December 15, 1976, and in the respective bylaws”.

The paragraphs 1 to 3 of article 21 of the Law n° 8.029/1990, on its turn, contain some rules specifically applicable to the rite of liquidation of the referred entities, providing that:

(i)             a general shareholders meeting shall be summoned for the purposes to (i.a) appoint the liquidator, whose choice shall befall on effective or retired servant of the direct, autarchic or foundational Federal Public Administration, indicated by the Ministry of Planning, Budget and Management,

which can maintain in force the employment contracts of the workers of the company in liquidation, that are strictly necessary to the liquidation, and shall terminate the other employment contracts, with the immediate discharge of the corresponding rights; (i.b) declare extinct the terms of office and terminated the investiture of the president, of the officers and of the members of the Board of Directors and of the Fiscal Council of the company, without prejudice to the liability for the respective acts of management and monitoring; (i.c) appoint the members of the Fiscal Council that shall function during the liquidation, which must include a representative of the National Treasury; and (i.d) establish the term in which the liquidation shall be effected;

(ii)            the liquidator, besides its obligations, shall be in charge of the necessary measures related to the budget and financial monitoring of the entity in liquidation, in the terms of Law n° 6.223/1975.

Article 23, head paragraph and paragraph 1, of Law n° 8.029/1990 provide that the Union shall succeed the entity to be extinct or dissolved, in its rights and obligations arising from the legal rule, administrative act or agreement, as well as in the other pecuniary obligations, incumbent upon the Executive Power to dispose, by decree, the fulfillment of the agreements in force, entered into by the referred entities, being able, including, by reason of public interest, to declare their suspension or termination22.

Thus, considering that Law n° 8.029/1990 is the legal diploma existing in the Brazilian legal system that expressly disciplines the rite applicable to the liquidation of the mixed capital companies and that the Distributors, as referred, have the legal nature of mixed capital companies, the liquidation of such companies shall necessarily observe the rules provided in Law nº 8.029/1990,

22 The regulation of the provision of article 23, paragraph 1, of Law nº 8.029/1990 was effected through the issuance of Decree nº 1.647/1995.

including as to what is provided in articles 21 and 23, even if the CPPI does not determine such dissolution as a modality of privatization.

Such conclusion is not altered by the provision of article 24 of Law nº 9.491/1997, according to which, “in case the National Council of Decentralization resolves on the dissolution of the company included in the National Program of Decentralization, it shall be applied, as appropriate, the provisions of Law n° 8.029, of April 12, 1990”.

Indeed, such disposition does not provide that the regime of liquidation of the mixed capital companies shall be the one provided in Law nº 8.029/1990 “only” in the cases in which the CND (whose assignments were undertaken by the CPPI) determines the dissolution of the companies included in the respective program of decentralization (in the case of the Distributors, the PPI). The purpose of the rule was only to clarify that, also in this event – as, by the way, occurs in any other in which takes place the dissolution of the mixed capital companies – the regime of liquidation provided in Law nº 8.029/1990 shall be applied.

QUESTION 4

“In the event of the application of article 23 of Law nº 8.029/90, remains to Eletrobras the responsibility for the debts of the EDEs in which it figures as guarantor, considering: (i) the universal succession of the Union in the rights and obligations of these entities; and, (ii) the rules that regulate the granting of guarantee for entities of the direct and indirect administration contained in article 40 of the Tax Liability Law – Complementary Law 101/2001?”

ANSWER

As verified in answer to Question 3, the liquidati

on of the Distributors, as mixed capital companies, shall observe the rite provided in Law n° 8.029/1990, including the provision of its article 23, that determines that the Union shall be the universal successor to the dissolved entity, on what refers to all its rights and obligations arising from the legal rule, administrative act or agreement, as well as to the other pecuniary obligations23.

This rule is in line with the prohibition contained in the Brazilian legal framework as to the bankruptcy and the judicial recovery of the mixed capital companies. Thus, if, on one side, the law provides the bankruptcy and recovery immunity for such entities, on the other, it qualifies the Union as universal successor to their obligations and rights, viewing the protection of their creditors.

From the position of the Union as universal successor of the mixed capital company in liquidation, results that only the Union itself shall bear the charges of the liquidation, including on what refers to the remaining liability of the entity to be liquidated24.

Therefore, in the event of liquidation of the Distributors, by virtue of the application of article 23 of Law nº 8.029/1990, the Union shall succeed them

23 Decree nº 244/1991 regulated certain aspects related to the liquidation of the companies under indirect control of the Union, dealt in Law n° 8.029/1990. In this sense, in its article 1, authorized the destination, to the company holder of the respective shareholding control, of the remaining assets and rights of the liquidation of the respective companies of mixed capital, when dealing of companies indirectly controlled by the Union. On its turn, article 2 of the Decree in question provides that “the company that receives the remaining assets and rights of the extinct entities (...) will respond for the credits constituted in favor of the Union, arising from the assumption of the obligations of the extinct companies, as provided in article 23 of Law n° 8.029, of April 12, 1990”. As, in case of the liquidation of the Distributors, there will be no remaining assets or rights, the provisions of Decree nº 244/1991 are not applicable.

24 This understanding was confirmed by the Federal Attorney´s General Office – AGU in Opinion nº GQ-86, recorded in 05.03.1995 and approved by the Presidency of the Republic on 10.19.1995, in the scope of Proceeding nº 48000.000331/95, that dealt with the request of absorption of the employment contract of the employee of the extinct Petrobrás Comércio Internacional S.A – Interbrás, by its controlling company, Petróleo Brasileiro S.A – Petrobras (available at www.agu.gov.br/atos/detalhe/8265), as well as by the Supreme Court – STF, in the judgment of the Injunction nº 22.452-Rio de Janeiro.

v

in all their remaining rights and obligations, including on what it refers to the debts of the EDEs in which Eletrobras eventually figures as guarantor.

It shall be noted, however, that the Complementary Law n° 101/2000 (“Tax Liability Law”), in its article 40, paragraphs 6 and 7, item I25, prohibits the entities of the indirect administration (including, therefore, Eletrobras), to grant guarantees, except when provided in favor of their controlled companies or subsidiaries, as is the case of the Distributors, or when it refers to counter guarantees under the same conditions.

As a result, due to the provision of the referred precepts of the Tax Liability Law, Eletrobras is prohibited to grant guarantees to its parent company, in the case, to the Union, even in the capacity of successor.

Ergo, once the Union succeeds the EDEs in their rights and obligations arising from the liquidation, the guarantees eventually provided by Eletrobras for debts of the Distributors shall automatically cease to be effective, in face of the express legal prohibition contained in the Tax Liability Law.

It is concluded, thus, that, based on the provision of article 23 of Law nº 8.029/1990 and in article 40 of the Tax Liability Law, Eletrobras shall not remain responsible for the debts of the EDEs it guarantees, in case of dissolution of such companies.

25 “Art. 40. (...) paragraph 6 It is forbidden to the entities of indirect administration, including its controlled companies and subsidiaries, to grant guarantee, even if resources of funds.

Paragraph 7 The provision of paragraph 6 is not applied to the concession of guarantee by:

I – controlled company to subsidiary or its controlled, nor to the provision of counter guarantee in the same conditions; (...)”

QUESTION 5

“If the CPPI determines the dissolution of the EDEs, is it applied the liquidation regime provided in Law nº 8.029/90, by force of article 24 of Law nº 9.491/97, especially on what it is related to the succession of the Union in the rights and obligations of the EDEs, as provided in article 23?”

ANSWER

As referred, the CPPI may determine the dissolution of the EDEs as operational modality of decentralization, according to the provision of article 6, item II, sub-item “a”, combined with article 4, item V, of Law nº 9.491/1997.

If the CPPI determines the dissolution of the Distributors, it shall be unequivocally applicable the regime of liquidation provided in Law nº 8.029/1990, including on what concerns article 23, that sets forth that the Union succeeds the dissolved mixed capital company in all its rights and obligations. This, due to article 24 of the Law nº 9.491/1997, as beforementioned, expressly provides that “in case the National Council of Decentralization resolves on the dissolution of the company included in the National Program of Decentralization, it shall be applied, as appropriate, the provisions of Law n° 8.029, of April 12, 1990”.

It is worth reiterating that the Distributors, previously inserted in the National Program of Decentralization – PND, were included in the PPI by means of Decree n° 8.893/2016. The PPI was established by Law n° 13.334/2016, which also determined, in its article 7, item V, sub-item “c”, that the CPPI would perform the functions assigned to the former National Council of Decentralization by Law nº 9.491/1997.

That is, the provision of article 24 of Law nº 9.491/1997, by force of Law n° 13.334/2016, is applied in case of dissolution, determined by the CPPI, of the mixed capital company included in the PPI, so that the regime of liquidation of such entities are, unquestionably, subject to the rules of Law nº 8.029/1990.

QUESTION 6

“Considering the situation of exclusion of the EDEs from the PPI, shall it be necessary the issuance of a normative act of the Public Authority, authorizing the extinction of the EDEs?”

ANSWER

6.1.         Constitution and Extinction of Subsidiaries by Mixed Capital Companies

As referred, one of the elements that characterize the mixed capital companies consists in the need of specific law authorizing their creation, as determined by article 37, item XIX, of the Federal Constitution, as well as by article 236 of Law nº 6.404/1976.

If there is the need of legislative authorization for the creation of mixed capital company, it is equally necessary that there is a law authorizing its extinction, in observance of the principle of legal symmetry.

Indeed, the doctrinal understanding is in the sense that, as the mixed capital companies are created by law, symmetrically, they can only be extinct by law, or in accordance with the law26.

26 CELSO ANTONIO BANDEIRA DE MELLO. Elementos de Direito Administrativo. São Paulo: Malheiros, 1992, p. 103. DIÓGENES GASPARINI. Direito Administrativo. São Paulo: Saraiva, 1993, p. 296.

The Federal Constitution was also concerned to regulate the creation of subsidiaries or controlled companies of the mixed capital companies, providing, in its article 37, item XX, that “depends on the legislative authorization, in each case, the creation of subsidiaries” of the mixed capital companies, “as well as the participation of any of them in private company”.

In the same sense, paragraph 1 of article 237 of the Brazilian Corporation Law provides that:

“Art. 237 (...)

§ 1º - The mixed capital company can only participate in other companies when authorized by law or in the exercise of legal option to apply income tax in investments for the regional or sectorial development.” (emphasis added)

As one can verify, such provisions specifically regulate the possibility of the mixed capital companies setting up subsidiaries and participating in the capital of other companies, subjecting the practice of such acts to the existence of prior legislative authorization.

However, it is not necessary the issuance of specific law for the creation of each subsidiary, being enough the existence of the provision in the law that created the mixed capital company authorizing the setting up of subsidiaries or controlled companies in order that the requirement established in item XX of article 37 of the Federal Constitution be met.

Actually, it is of the essence of the private economic activity performed by the mixed capital company that it may establish subsidiaries and participate in the capital of other companies, so that the corporate activity for which it was constituted may be developed in its entirety, in equal conditions to the private companies.

It would not make sense, for this would impair the performance of the mixed capital company in the competition with private companies, to require that the establishment of any company controlled by it be preceded by specific legislative process to result in the issuance of a law authorizing the creation of the controlled company.

As refers the doctrine, the legislative authorization for the creation of subsidiaries of mixed capital company, with respect to item XX of article 37 of the Federal Constitution, “is the one contemplated in the specific law instituting the company or company of first generation, authorizing it from the outset to create subsidiaries”27.

In the judgment of the Direct Unconstitutionality Action nº 1.649- 1/DF, the Federal Supreme Court – STF made it clear that item XX of article 37 of the Federal Constitution does not require the enactment of specific law for each subsidiary that a given mixed capital company may create28:

“DIRECT UNCONSTITUTIONALITY ACTION. LAW 9478/97. AUTHORIZATION FOR PETROBRÁS TO ESTABLISH SUBSIDIARIES. OFFENSE TO ARTICLES 2 AND 37, XIX AND XX, OF THE FEDERAL CONSTITUTION. INEXISTENCE. UNFOUNDED CLAIM.

1.   Law 9478/97 did not authorize the establishment of mixed capital company, but the creation of subsidiaries distinct from the parent company, in accordance with item XX, and not with XIX of article 37 of the Federal Constitution.

27 PAULO BONAVIDES, JORGE MIRANDA, WALBER DE MOURA ANGRA. Comentários à Constituição Federal de 1988. Rio de Janeiro: Forense. 2009. p. 770. No mesmo sentido, CAIO TÁCITO. Temas de Direito Público. 3º volume. Rio de Janeiro: Renovar. 2002. p. 183; JOSÉ CRETELLA JÚNIOR. Comentários à Constituição Brasileira de 1988. 2ª Ed. Rio de Janeiro: Forense. p. 2239.

28 Ação Direta de Inconstitucionalidade nº 1.649-1 – DF. Rel. Min. Maurício Correa. J. 24.03.2004.

2.   It is unnecessary the legislative authorization for the creation of subsidiaries, provided that the disposition to this effect in the law that established the parent company of the mixed capital company, in view of the fact that the creating law is the authorizing measure itself.

Direct unconstitutionality action dismissed.” (emphasis added)

In this sense, it is worth emphasizing the excerpt contained in the vote of the Minister Marco Aurélio de Mello:

“They are different things, the creation, itself, of a mixed capital company, in what is disciplined by item XIX of article 37 of the Letter, and the creation of a subsidiary controlled by the mixed capital company. So much so that, in relation to the creation of the mixed capital company (...) the constitutional provision requires specific law. When referring to the creation of a subsidiary, the Letter of the Republic only requires an authorization.” (emphasis added)

Thus, in terms of article 37, item XX, of the Federal Constitution, it is not required the specific legislative authorization for a given mixed capital company to create subsidiaries or to participate in the capital of other companies, being enough the generic authorization in the law creating the parent mixed capital company itself.

Since this generic authorization for the creation of subsidiaries or for the participation in the capital of other companies is contained in the law creating the parent mixed capital company, it shall also be entitled, by logical consequence, to dissolve the subsidiaries that it comes to create and to sell the acquired shareholdings, regardless of specific legislative authorization on what concerns the dissolution of the subsidiaries or the sale of the stake.

This is to say that, contrary to what is required for the mixed capital companies of first degree, in relation to which it is necessary, due to the principle of legal symmetry, the existence of law authorizing its extinction, in the case of their subsidiaries, such legislative authorization is unnecessary, if in the law of its creation, there is the generic authorization for the establishment of subsidiaries.

Indeed, it would not make sense that the mixed capital company may establish subsidiaries and participate in the capital of other companies if the intrinsic unfolding of such legal acts could not be practiced by it, as is the case of the dissolution and extinction of the subsidiaries, in the cases where this is necessary, and in the eventual sale of the acquired stake.

Thus, if the law that created the mixed capital company contemplates a generic authorization for the establishment of subsidiaries, it may also extinguish the subsidiaries it created, without the need of specific legislative authorization.

6.2.    Analysis of the Concrete Case

Eletrobras, in the condition of a mixed capital company, is subject to the provision of article 37, item XX, of the Federal Constitution and of paragraph 1 of article 237 of the Brazilian Corporation Law, which establish that the creation of subsidiaries and the participation in the capital of other companies by mixed capital companies depend on prior legislative authorization.

However, as previously stated, it is not required that such “legislative authorization” be specific for each establishment of subsidiary and acquisition of participation in other companies. Indeed, it is enough that the law that created the mixed capital company contemplates a general provision in this sense, from which shall also derive, as logical consequence, the provision for extinction of the subsidiaries and for the sale of the equity interest.

Article 15 of Law nº 3.890-A/1961 expressly establishes that Eletrobras may operate “directly or through subsidiaries or companies that it associates with, for the achievement of its corporate purpose” (emphasis added).

Article 3 of the Company´s Bylaws, on its turn, determines that it shall “directly operate, or through subsidiaries or companies with which it associates, being able, as to achieve its corporate purpose, to create offices, in Brazil or abroad” (emphasis added).

That is, Eletrobras is authorized, by the law that created it, to establish subsidiaries to achieve its corporate purpose, as is the case of the Distributors.

In face of this generic authorization for the establishment of subsidiaries, contained in Law nº 3.890-A/1961, Eletrobras is also authorized to extinguish the subsidiaries that may be established, as mentioned, without the need of any law specifically authorizing such extinction.

Therefore, in the event of eventual exclusion of the EDEs from the PPI, the decision of Eletrobras is enough, according to the applicable corporate rules, so that it can be validly effected the extinction of the Distributors, not being required that such extinction be authorized upon issuance of normative act by the Public Authority.

QUESTION 7

“In the scenario of dissolution, which would be the impacts for Eletrobras and for the EDEs, notably for their respective administrators?”

ANSWER

7.1.    Liability of the Administrators of Corporations

The events of personal liability of the administrators of the corporation for acts practiced on behalf of the company are dealt in article 158 of Law nº 6.404/1976, in the following terms:

“Art. 158. The administrator is not personally liable for the obligations that it undertakes on behalf of the company and by virtue of acts practiced in the ordinary course of business; it shall be liable, however, civilly, for any loss it causes, when proceeding: I – within its assignments or powers, with gross negligence or willful misconduct;

II – in violation of the law or of the by-laws.”

As verified, the administrators are not personally liable for the obligations undertaken by the company resulting from regular acts of management, which are those practiced within the limits of their assignments and without violation to the law or to the by-laws.

In case the administrator practices regular act of management, only the company is liable for eventual damage caused by the obligations undertaken on its behalf. This, because the administrator, by practicing regular act of management, acts as body of the company and, insofar as it acts likewise, the obligation is undertaken by the company itself29.

Pursuant to article 158, item I, of the Brazilian Corporation Law, the administrator may eventually be liable for the damages it causes whenever, despite proceeding within its assignments, acts with gross negligence or willful misconduct, that is, when acting with the intention to cause damages to the company or to third parties or when proceeding negligently, by not taking the necessary precautions to avoid the damages.

The administrator may be civilly liable, also, when acting in violation to the law or to the bylaws. In these cases, there is an assumption that the administrator acted with gross negligence, being responsibility of the administrator, to avoid its liability, to evidence that, although violating the law or the bylaws, it did not act with gross negligence or willful misconduct.

It must also be emphasized that article 159, paragraph 6, of the Brazilian Corporation Law provides that it may be excluded the liability of the administrator when it is verified that it acted in good faith and aiming at reaching the best interests of the company.

Therefore, to the extent that they have taken due care, have acted in good-faith and fulfilled their functions in the company´s interest, the administrators shall not be liable for eventual damages arising from a certain corporate decision taken by them.

29 NELSON EIZIRIK, ARIÁDNA B. GAAL, FLÁVIA PARENTE e MARCUS DE FREITAS HENRIQUES.

Mercado de Capitais – Regime Jurídico. 3rd edition, Rio de Janeiro: Renovar, 2011, p. 494.

7.2.    Analysis of the Concrete Case

Considering that the dissolution of the EDEs was already approved at the 165th AGE of Eletrobras in certain circumstances and that the procedure of dissolution, liquidation and extinction of the mixed capital companies is supported by the rules provided in the Brazilian Corporation Law and in Law n° 8.029/1990, the dissolution of the Distributors shall not have impacts on the legal sphere of the administrators of the Company or of the Distributors.

In effect, provided that the dissolution and liquidation are processed in a regular manner, in compliance with the applicable legal rules (notably articles 208 and 210 to 218 of the Brazilian Corporation Law combined with articles 21 and 23 of Law nº 8.029/1990) and without the practice of any acts with the purpose to harm third parties, especially the creditors of the EDEs, there would be no relevant impact for the administrators of Eletrobras or of such companies, not being able to held them liable, in any form, and to have their personal assets affected by the debts of the Distributors.

In this case, none of the situations provided in items I and II of article 158 of the Brazilian Corporation Law to ensure the liability of the administrators would be configured, which are, the practice of acts with gross negligence or willful misconduct or in violation of the law or of the by-laws.

Moreover, specifically on what refers to the administrators of the EDEs, it is worth emphasizing that, once commenced the liquidation, if the dissolution is confirmed, there shall be, by force of article 21, paragraph 1, of Law n° 8.029/1990, as referred, the extinction of the terms of office of the officers and of members of the Board of Directors and the appointment of the liquidator, who, during all the period of the liquidation, shall constitute the management and representation body of the Distributors.

That is, the administrators of the Distributors, as from the moment the liquidation begins, shall no longer respond for any subsequent acts that are practiced until the effective extinction of such companies, since their terms of office shall be terminated.

QUESTION 8

“In the scenario of dissolution, in face of the provision of article 21-B, § 2, of Law nº 12.783/13, would the debt of Eletrobras towards the Global Reserve Fund of Reversion – RGR be forgiven or would Eletrobras remain as debtor towards the aforementioned Fund?”

ANSWER

The Global Reserve of Reversion – RGR was created upon Decree nº 41.019/1957, with the purpose to establish a fund for the coverage of expenses of the Union with the indemnification for eventual reversals of concessions related to the service of electric energy.

With time and the evolution of the Brazilian electric system, there was the need to broaden the coverage of the RGR, which began to be used in projects of generation, transmission, distribution, energy efficiency, public lighting and universalization of access to electric energy, all over Brazil.

In 1998, Eletrobras, based on the disposition of Law n° 9.619/1998, acquired the shareholding control of CEAL, of CEPISA, of CERON and of Eletroacre, using resources from the fund of the RGR30.

Law n° 9.619/1998 itself, at the same time that it determined the acquisition, by Eletrobras, of the shareholding control of the referred Distributors, included them in the National Program of Decentralization – PND, in the terms of its article 2, that obliged the Company to “implement the measures for economic- financial and administrative recovery that were necessary for the privatization of these companies, according to the rules of Law nº 9.491, of September 9, 1997”.

In other words, Eletrobras did not acquire the shares of the referred Distributors with the purpose to maintain them in its assets. In effect, since such acquisition was determined by the Public Authority, the privatization of the companies in question was intended, with their inclusion in the National Program of Decentralization – PND.

Law n° 9.619/1998 also determined, in its article 3, that the funds obtained with the sale, by Eletrobras, of the shares issued by the referred Distributors would also be deposited in the fund of the RGR, up to the amount used by the Company to acquire them.

Law nº 12.783/2013, that, as noted, dealt with the aspects related to the extension of the concessions of generation, transmission and distribution of electric energy, provided, in its article 21-B, paragraph 2, that the deposit in

30 Law n° 9.619/1998: “Art. 1 Centrais Elétricas Brasileiras S.A - ELETROBRÁS is authorized to acquire the equity control of Companhia Energética de Alagoas - CEAL, of Companhia Energética do Piauí - CEPISA, of Centrais Elétricas de Rondônia S.A. - CERON and of Companhia de Eletricidade do Acre - ELETROACRE. (...) Paragraph 2 For the acquisition authorized in this Law, ELETROBRÁS shall use the resources: I – of the Global Reversal Reserve Fund, in the terms of the disposition of paragraph 4 of article 4 of Law nº 5.655, of May 20, 1971, amended by Law nº 8.631, of March 4, 1993, with the wording given by

Law nº 9.496, of September 11, 1997; and (...).”

the fund of the RGR of the funds obtained by Eletrobras with the sale of the equity interests in the referred Distributors would entail the discharge of the debts undertaken by the Company, towards such fund, to effect the acquisition of the referred equity interests31.

This provision was not contemplated in the original text of Law nº 12.783/2013, being included with the advent of Law nº 13.299/2016, as a result from the conversion of Provisional Measure nº 706/2015.

The Opinion nº 16, of 2016, of the Mixed Commission of the National Congress created to analyze the Provisional Measure nº 706/2015 presents the justification that led to the insertion of articles 21-A and 21-B in Law nº 12.783/2013, being fitting the reproduction of the following relevant sections:

“The difficulties faced by (...) Eletrobras comes from a long time and it must be acknowledged that the structural imbalances that certain concessions of distribution suffer, particularly in the North region of the Country, may be attributed, at least in part, to the existent legal framework, which does not adequately meet the specificities of that region.

(...)

Additionally, I consider necessary to clarify some questions related to the debt of Eletrobras towards the Fund of Global Reserve of Reversion – RGR. Once Eletrobras and its shareholders invested billions of Reais in the unprofitable distributors that were put under its control since 1998, I consider important to add the dispositions to Law nº 12.783, of 2013, to make clear that Eletrobras shall only repay the

31 “Art. 21-B. It shall be deposited in fund of RGR the amount obtained with the sale of the shares acquired by Eletrobras in the terms of art. 1 of Law no 9.619, of April 2, 1998, whose amount of acquisition is part of the operation provided in letter “a” of item I of art. 9 of the Provisional Measure nº 2.181-45, of August 24, 2001, and whose recomposition was allowed by art. 21-A of this Law, limiting the amount of the return to the amount of the RGR used for the acquisition of the shares, in the form of art. 3 of Law nº 9.619, of April 2, 1998, updated according to paragraph 5 of art. 4 of Law no 5.655, of May 20, 1971. (...) Paragraph 2 Deposit the funds obtained with the sale of the equity interest which refers the head paragraph, it shall be considered as discharged, before the RGR, the debts undertaken by Eletrobras for the referred acquisition.” (emphasis added)

RGR the funds that were raised for the referred acquisitions, up to the amount obtained with the sale of the shares of these companies.

In this sense I propose to add articles 21-A, 21- B and 21-C [article 21-C ended up being vetoed by the President of the Republic] to this legal diploma to determine that, in relation to the refund of the debt of Eletrobras towards the RGR, (i) the company shall return to the Fund the amount retained that exceeds the amount of the recomposition; (ii) the return of the funds to the Fund is limited to the amount originally used for the acquisition of the sold distributors; and (iii) the state-owned company may charge the accruals usually applied in the market on the borrowed funds and shall return to the RGR the adjustment provided in art. 4 ,paragraph 5, of Law nº 5.655, of 1971. Thus, Eletrobras will be protected from the credit risk incurred when, acting as manager of the funds of the RGR, to granted loans to agents of the electric sector. The state-owned company needs to have confirmed its right to charge a rate that offsets the risks incurred, including of default.” (emphasis added)

As verified, the clear intention of the legislator, by including in Law nº 12.783/2013 a provision that the debt of Eletrobras towards the fund of the RGR shall be discharged with the deposit of the funds obtained with the sale of the shareholding control of the Distributors previously mentioned, even if such funds are less than the amount used by the Eletrobras in the acquisition of the respective equity interests, was to compensate the Company and its shareholders for the substantial investments they have made in the non-profitable Distributors, whose control were acquired by Eletrobras by determination of the Federal Government.

It is worth mentioning, the teleological interpretation of article 21-B, paragraph 2, of Law nº 12.783/2013 conducts to the conclusion that the discharge of the debt of Eletrobras towards the fund of the RGR seeks to avoid an even greater encumbrance to the Company throughout the years with the expenses incurred as a result of the acquisition of the control of the Distributors, without the due financial return.

Indeed, it would not be reasonable to maintain the debts of Eletrobras towards the referred fund in a scenario in which the sale of control of the Distributors becomes materially impossible, in virtue of the bidding of the concessions not associated with the transfer of control of such companies, based on the provision of article 5 of Decree nº 9.192/2017.

This, because, as mentioned, the intention of the legislator, by providing the discharge of the debt of Eletrobras towards the fund of the RGR, against the deposit of the amount obtained with the sale of control of the Distributors, was to unburden the Company and its shareholders of the referred debt as compensation for the billionaire investments made throughout the years in such companies, without any return in a corresponding amount.

Such intention is confirmed by the facts that the discharge of the debt in question does not depend on the amount eventually obtained by Eletrobras with the sale of the shareholding control of the Distributors, meaning that, even if this amount is merely symbolic (as the amount of R$ 50 thousand per each Distributor, as contemplated in the modelling approved by the CPPI Resolution n° 20/2017), the debt towards the fund of the RGR shall be fully discharged.

Add to that the fact that Eletrobras only acquired the control of the previously mentioned Distributors, in 1998, by imposition of the Federal Government, considering that, at that moment onwards, they were included in the National Program of Decentralization – PND to be transferred to the private initiative. That is to say that Eletrobras never had the purpose to maintain in its property the control of the Distributors, but this reality remained until now as the planned decentralization was never implemented.

Thus, if the ratio of the provision contained in article 21-B, paragraph 2, of Law nº 12.783/2013 is to avoid an even greater burden to Eletrobras, as compensation for the substantial investments made in the Distributors, the survival of the Company´s debt towards the fund of the RGR has no logic whatsoever if the sale of control of the EDEs becomes, in practice, materially impossible, as a result of the bidding of the concessions without the transfer of control of such companies, such situation, as verified, leading to the dissolution in full right of the Distributors.

Therefore, even if Law nº 12.783/2013 has not expressly provided the discharge of the debt of Eletrobras towards the fund of the RGR, in the event of the dissolution of the EDEs, such conclusion is imposed, in the present case, as a result of the teleological interpretation of article 21-B, paragraph 2, of Law nº 12.783/2013, which, as verified, constitutes compensation for the substantial investments already made in the Distributors, seeking to exclude the Company, in this aspect, from the risks arising out the process of sale of control of such companies.

It is worth mentioning, given the unfeasibility of the sale of the control of the Distributors caused by the isolated bidding of the concession, dissociated from the transfer of the control, which entail the dissolution in full right of such entities and, consequently, the impossibility of Eletrobras to deposit any amount in the fund of the RGR, the Company´s debt towards such fund shall be waived.

QUESTION 9

“Is there the need of manifestation of the Fiscal Council of Eletrobras, by occasion of the General meeting summoned to resolve on the sale of the control of the EDEs and other transactions, provided in Resolution n° 20/2017 do the CPPI, especially the option to increase the equity interest in such entities, up to the limit of 30% of the capital stock, ex vi article 17 of the mentioned ruling?”

ANSWER

9.1.     Scope of the Activities of the Fiscal Council and Legal Limits to the Performance of its Members

The assignments of the Fiscal Council are detailed in article 163 of the Brazilian Corporation Law and may be divided into three big groups: (i) monitoring of the acts of the administrators; (ii) control of the accounts and of the accounting statements; and (iii) opinion on certain relevant matters, in the cases expressly provided in the law.

Item I of article 163 of the corporate law establishes the primary and essential function of the Fiscal Council – exercised in a joint or individual manner

– which is to, “monitor, by any of its members, the acts of the administrators and verify the fulfillment of their legal and statutory duties”. Once noted the occurrence of errors, frauds or crimes, it is incumbent upon any member of the Fiscal Council to report them to the administration bodies and to the General Meeting, the body being able, for such, if necessary, to promote the summoning of the meeting of the shareholders (article 163, items IV and V).

Items II, VI and VII of article 163 of Law nº 6.404/1976 establish the competences of the Fiscal Council related, essentially, to the control of the management accounts and to the regularity of the financial statements prepared by the management. According to such items, the Fiscal Council is required to give opinion on the annual management report, analyze, at least quarterly, the balance sheet and the other financial statements periodically prepared by the company and to examine the financial statements of the fiscal year and give an opinion on them.

In addition, the Fiscal Council is also responsible to issue opinion on certain matters relevant to the company and to its shareholders, contained in proposals forwarded by the bodies of administration to the General Meeting, which are expressly delimited in the Brazilian Corporation Law, such as: modification of the capital stock; issuance of debentures or of subscription bonus; investment plans or capital budgets; distribution of dividends; transformation, incorporation, merger or spin-off (article 163, item III, of Law n° 6.404/1976).

However, even in relation to the operations provided in article 163, item III, of the Brazilian Corporation Law, the Fiscal Council shall limit itself to the examination of their legality and regularity, without entering into the merit or examining the convenience and opportunity of the management proposals32.

Finally, item VIII of article 163 of the corporate law determines that the Fiscal Council performs these same assignments during the process of liquidation of the company, in view of the special provisions that regulate such process.

32 NELSON EIZIRIK. A Lei das S/A Comentada, 2nd edition, vol, 3. São Paulo: Quartier Latin, 2015, p. 224.

So that they can properly perform their functions, the members of the Fiscal Council shall have access to information and documents related to the business of the company.

However, the right conferred to the members of the Fiscal Council to request the presentation of documents and information on the company, pursuant to of paragraph 2 of article 163 of the Brazilian Corporation Law, is not unlimited, to the extent that the very wording of the disposition makes it clear that such right shall exclusively be restricted to what it related to “its monitoring function”33.

To identify the limits of the action of the Fiscal Council, one shall keep in mind that, as per item I of article 163 of the Brazilian Corporation Law, the basic function of the body, as already referred, is to “monitor, by any of its members, the acts of the administrators and verify the fulfillment of their legal and statutory duties” (emphasis added).

In other words, the Brazilian Corporation Law does not attribute to the Fiscal Council competence to give opinion on the general guidance of the company´s business, established by the Board of Directors, nor on the opportunity and convenience of the acts practiced or on the agreements executed by the Board of Executive Officers34.

Thus, the decisions of corporate nature taken by the company do not require any prior analysis or the approval by the Fiscal Council, with the exception to the events expressly provided in item III of article 163 of the

33 In this sense, article 163, paragraph 2, of the Brazilian Corporation Law provides that “the fiscal council, at the request of any of its members, shall request to the bodies of administration clarifications or information, provided that they relate to their monitoring function, as well as the preparation of special financial or accounting statements” (emphasis added).

34 FÁBIO ULHOA COELHO. Curso de Direito Comercial. v. II, 6th edition, São Paulo: Saraiva, 2003, p.228.

Brazilian Corporation Law, on which the body shall necessarily give opinion, without such opinion, however, having a binding character on the administration or on the General Meeting.

The merit, the convenience and the opportunity of the acts practiced by the Board of Directors and by the officers may not be reassessed by the Fiscal Council, being their responsibility only to assess if they were practiced according to the Brazilian Corporation Law and if the administrators complied with their legal and statutory duties35.

Indeed, although the Brazilian Corporation Law has provided the competence of the Fiscal Council to monitor the action of the administrators, it does not grant them any power to interfere in the management of the company´s business or in the decisions taken by the bodies of administration.

Hence, the monitoring body has no power to assess the content of the corporate management, much less so to recommend the administrators to practice or to not practice certain acts that they understand to be more or less appropriate to the performance of the entrepreneurial activity36.

Besides, the action of the members of the Fiscal Council shall be restricted to the verification of the acts already practiced by the administrators, as to attest their compliance with the legal and statutory rules in force, not comprehending, therefore, acts that are still in the stage of analysis and planning by the company´s administration37.

35 JOSÉ WALDECY LUCENA. Das Sociedades Anônimas – Comentários à Lei (arts. 121 to 188). v. II, Rio de Janeiro: Renovar, 2009, p. 723.

36 In this sense, including, CVM has already manifested, in the scope of the Administrative Proceeding CVM

n° RJ2005/2734, Rel. Dir. Sérgio Weguelin, j. on 08.30.2005. Available at www.cvm.gov.br.

37 LUIZ LEONARDO CANTIDIANO. Reforma da Lei das S.A. Comentada. Rio de Janeiro: Renovar, 2002, p. 206-207.

That is, the Fiscal Council does not act, in principle, preventively being incumbent upon it to the a posteriori monitoring of the acts practiced by the administrators, with eventual report to the General Meeting of the irregularities noticed38. For this reason, the administration of the company is not obliged to provide the members of the Fiscal Council with information on the acts not yet practiced and proposals of resolutions to be submitted to the General Meeting, with exception the ones related to the operations on which the Brazilian Corporation Law expressly requires the manifestation of such body (article 163, item III).

9.2.    Analysis of the Concrete Case

According to the provision of article 4, paragraph 10, of Decree n° 9.192/2017 and of article 3, paragraph 3, of the CPPI Resolution n° 20/2017, a General Meeting of Eletrobras shall be held, until 02.01.2018, to resolve on the sale of the shareholding control of the Distributors in the terms provided in the CPPI Resolution n° 20/2017.

As referred, the model of decentralization of the EDEs approved by the CPPI Resolution n° 20/2017 provides the transfer of the shareholding control held by the Company in the EDEs in an associated form with the granting of the concession of the service of distribution of electric energy, provided that Eletrobras, prior to effecting the transfer of the shareholding control, makes adjustments in the Distributors through the conversion of debt into capital stock or assumption of debts that they might have towards the Company itself and/or third parties, in the amounts established in the CPPI Resolution n° 20/2017.

38 RAUL DE ARAUJO FILHO e RODRIGO FERRAZ P. DA CUNHA, “Limites de Atuação do Conselho Fiscal”, Revista de Direito Mercantil. São Paulo: Malheiros, v. 129, Jan-Mar, 2003, p. 105.

Other matters related to the transfer of the shareholding control of the Distributors and to the assumption, by Eletrobras, of the debts of the EDEs were also provided in the CPPI Resolution n° 20/2017, among which: (i) the possibility of Amazonas Energia reducing debts with Eletrobras against the transfer of all the shares issued by Amazonas Geração e Transmissão S.A. – Amazonas GT, to the Company and/or to third parties, whose amount shall be deducted from the amount of the adjustment to be effected by Eletrobras in the assets of Amazonas Energia (article 3, paragraph 2, of the CPPI Resolution n° 20/2017); (ii) the offer of sale to the employees and retirees of the Distributors of, at least, ten percent (10%) of the number of shares held by Eletrobras in the capital stock of the respective EDE, prior to the sale to the winning bidder (article 11 of the CPPI Resolution n° 20/2017); and (iii) the option granted to Eletrobras to, within the term of up to six (6) months, counted from the date of execution of the purchase and sale agreement with the winning bidder of the concession, to increase its participation in the capital stock of the Distributors in up to thirty percent (30%), such disposition to be provided in the Bidding Rules of decentralization, accepted the payment in of such participation through the conversion into capital stock of the credits that the Company still holds towards the EDEs (article 17 of the CPPI Resolution n° 20/2017).

However, none of these operations and measures is being properly object to resolution by the General Meeting of Eletrobras to be held up to 02.01.2018, as they are not in the list of matters whose approval is required from the General Meeting, as provided in article 122 of the Brazilian Corporation Law and in article 17 of the Company´s Bylaws.

Actually, the operation that shall be submitted to resolution by the shareholders of Eletrobras, present at the General Meeting, is the transfer of the shareholding control of the Distributors, in view of article 17, item I, of the

Company´s Bylaws that determines that the General Meeting is competent to resolve on the sale, in all or in part, of the shares of the capital stock of the Company and of its controlled companies.

All the other operations and measures provided in the CPPI Resolution n° 20/2017 constitute merely secondary effects of the resolution of the General Meeting of the Company that eventually approves the transfer of the shareholding control of the Distributors, according to the conditions established in such Resolution.

Thus, the analysis as to the eventual competence of the Fiscal Council to manifest itself previously to the resolution to be taken at the General Meeting of Eletrobras shall be carried out in light of what is effectively to be decided in that meeting, i.e., the transfer of the control of the Distributors, observed the condition imposed on the Company to assume debts of the EDEs.

As referred, the Fiscal Council constitutes, essentially, as monitoring body of the actions of the administrators of the company, on what refers to the accounts, to the legality and regularity of the acts of the management, not being required from the fiscal council to give opinion on the general guidance of the company´s business, established by the Board of Directors, nor on the opportunity and convenience of the acts practiced or of the agreements executed by the Board of Executive Officers.

In view of this, these decisions of corporate nature taken by the company do not require any prior analysis or approval by part of the Fiscal Council, with exception to the events expressly provided in item III of article 163 of the Brazilian Corporation Law (repeated in article 53, item III, of the Bylaws of Eletrobras), which are: modification of the capital stock; issuance of debentures or subscription bonus; investment plans or capital budgets; distribution of dividends; transformation, incorporation, merger or spin-off.

In other words, the general rule, in the system of the Brazilian Corporation Law, is that the Fiscal Council is not required to previously opine on the resolutions to be submitted to the General Meeting, except when they fall precisely in the events provided in item III of article 163 of the corporate law.

The transfer of the shareholding control of the controlled companies or even the assumption of their debts is not contemplated in item III of article 163 of the Brazilian Corporation Law (or in article 53 of the Bylaws of Eletrobras), as being events that require the prior manifestation of the Fiscal Council, so that they can be validly resolved by the General Meeting.

The other related operations and measures provided in the CPPI Resolution n° 20/2017, including the option of Eletrobras to increase its equity interest in the Distributors in up to thirty percent (30%) of their capital stock, is also not included in the list of matters on which the Fiscal Council shall manifest itself prior to the General Meeting, by force of the corporate law or of the Company´s Bylaws39.

By the way, the referred option granted to Eletrobras by article 17 of the CPPI Resolution n° 20/2017 does not constitute an “investment plan” on which the Fiscal Council must express its opinion, for the purposes of what is

39 Besides the assignments provided in article 163 of the Brazilian Corporation Law, article 53 of the Bylaws of Eletrobras also granted to the Fiscal Council the following competences: “Art. 53. (...) IX – examine the Annual Report of Activities of Internal Audit – RAINT and the Annual Plan of Internal Audit – PAINT; X – make the evaluation of the performance of its members and of the Fiscal Council as collegiate, at least once per year, in terms of the legislation in force; XI – prepare, amend and approve its Internal Regulation; XII – monitor the equity, financial and budget execution, being able to examine books, any other documents and require information; and XIII – inspect the compliance of the limit of participation of Eletrobras in the costing of benefits of health care and supplementary pension plans”.

provided in article 163, item III, of the Brazilian Corporation Law and in article 53, item III, of the Bylaws of Eletrobras.

In this sense, it is worth reminding that the mentioned dispositions attribute to the Fiscal Council the competence to give opinion on “proposals of the bodies of administration, to be submitted to the general meeting, related to (...) investment plans”, among other matters.

In the present case, the possibility of Eletrobras to increase its participation in the capital stock of the Distributors, according to the provision of article 17 of the CPPI Resolution n° 20/2017, does not characterize a proposal formulated in an autonomous manner by the Company´s administration to the General Meeting. This, because the referred option is intrinsically related to the sale of the shareholding control of the Distributors, matter that, it must be repeated, does not depend on the prior opinion of the Fiscal Council.

It is worth pointing out that the option of Eletrobras to increase its participation in the capital stock of the Distributors does not exist in an independent manner, being, actually, subject to the eventual favorable decision of the General Meeting of the Company as to the transfer of the shareholding control of the EDEs associated with the assumption of their debts.

As mentioned, the matter to be decided at the referred meeting relates to the transfer of the shareholding control of the EDEs, by force of provision of article 17, item I, of the Company´s Bylaws. On its turn, the possibility of Eletrobras to increase its participation in the Distributors is not a matter of the competence of the General Meeting of the Company, constituting merely a secondary effect of the eventual decision of the meeting to approve the transfer of the control in question.

Furthermore, it cannot be considered that the referred option granted to the Company, that may or may not exercise it, constitutes an effective “investment plan”, such as would be the construction of a new plant or the acquisition of the shareholding control of a new company. In the present case, what there is, actually, is a divestment by part of Eletrobras (consubstantiated in the transfer of control of the Distributors), providing to the Company with the possibility of keeping a minority interest in such companies, to be decided within the term of up to six (6) months following the sale of the control.

Thus, if analyzed from any standpoint, one can conclude that the option of Eletrobras to increase its participation in the EDEs, under the terms of article 17 of the CPPI Resolution nº 20/1997, does not constitute matter that necessarily requires previous manifestation of the Fiscal Council of the Company.

Hence, the resolution on the sale of the shareholding control of the EDEs and on the other operations provided in the CPPI Resolution nº 20/1997, including the option of Eletrobras to increase its equity interest in such companies for up to thirty percent (30%) of their capital stock, as provided in article 17 of the referred Resolution, does not constitute matter on which, by force of article 163 of the Brazilian Corporation Law or of article 53 of the Company´s Bylaws, the Fiscal Council shall mandatorily manifest itself.

QUESTION 10

“Is there need of manifestation of the Fiscal Council of Eletrobras, in case of liquidation of the EDEs, whose control is not disposed in an associated manner with the granting of the concessions of distribution, according to

§1-A of article 8 of Law nº 12.783/13?”

ANSWER

As already addressed in the answer to Question 2, if the bidding of the concessions of distribution of electric energy currently held by the EDEs occurs without the transfer of the respective shareholding control, as set forth in article 5 of Decree nº 9.192/2017, Eletrobras may initiate to the dissolution and liquidation of such companies.

There is no provision, in the Brazilian Corporation Law, of prior manifestation of the Fiscal Council due to the summoning of the General Meeting, to approve the liquidation of the company, nor for the Fiscal Council of the controlling shareholder to manifest on the liquidation of the controlled company.

Indeed, on what refers to the competence of the Fiscal Council in the context of the process of liquidation, the Brazilian Corporation Law is limited to provide, in its article 163, item VIII, that such body shall fulfill the same assignments provided in the items I to VII of article 163, during the liquidation, in view of the special provisions that regulate it.

The law does not confer the monitoring body competence to manifest itself prior to the resolution of the General Meeting destined to approve the liquidation, be it of the company in which the Fiscal Council acts or of its controlled companies.

The Bylaws of Eletrobras, in relation to this matter, is restricted to reproducing provisions already existent in the Brazilian Corporation Law, not contemplating any provision conferring the Fiscal Council the attribution to manifest itself on the liquidation of the controlled companies of the Company.

Thus, in light of the Brazilian legal system and of the rules contained in the Bylaws of Eletrobras, it is not mandatory the manifestation of the Fiscal Council of the Company on eventual resolution of the General Meeting related to the dissolution and liquidation of the EDEs.

QUESTION 11

“If it is understood the need of the manifestation mentioned in item 10 of the consultation, would that be a violation of the decision of the 165th AGE of Eletrobras, that decided the liquidation, in case of non-sale of control of the EDEs, in light of §1-A of article 8 of Law nº 12.783/13, considering the understanding that the monitoring activity should only be required on the management for the fiscal year in course, and not comprehending the past management, as already confirmed at the General meeting of the company?”

ANSWER

We understand that the answer to this Question is impaired due to the conclusion exposed in Question 10 above, on the existence of compulsory manifestation of the Fiscal Council of Eletrobras in the eventual proposal of dissolution and liquidation of the EDEs.

It is our opinion.

Rio de Janeiro, December 13th, 2017.

Nelson Eizirik

Annex 8.d – Nelson Eizirik Supplementary Legal Opinion

Rio de Janeiro, December 20, 2017.

To

Centrais Elétricas Brasileiras S.A. – Eletrobras

Av. Presidente Vargas, 409/13th floor – Centro

Rio de Janeiro – RJ

Dear Sirs,

As requested by Centrais Elétricas Brasileiras S.A. – Eletrobras (“Eletrobras”, “Company” or “Consultant”), we analyzed, in complementation to our Legal Opinion, dated of 13 December 2017 (“Original Legal Opinion”), additional aspects related to the proposal of privatization of the electric energy distribution companies currently controlled by Eletrobras (“EDEs” or Distributors”) and to the dissolution and liquidation of such entities, based on the consultation reproduced below (“Consultation”):

“On 15 December 2017, at the ordinary meeting of the Board of Directors of Eletrobras – CAE, there was the presentation of the legal opinions and the economic financial report, contracted by the company, to assess the application of Law 8.029/90 to the privatization of the EDEs, hence CAE´s request that the opinions contemplated the subject under certain perspectives.

On  16  December   2017,   on  its   turn,   Eletrobras  received  the  Note

00592/2017/CONJUR-MME/CONJUR-MP/CGU/AGU, in which the Legal

Area  of  the  referred  bodies  issued  a  joint  statement  related  to  the subject above.

And, considering:

-   that the consolidation of the accrued losses of the EDEs into the holding, by the equity accounting method, represents an accounting phenomenon that may not be compared to the financial events, as contributions (barred by the 165th AGE) or assumption of debts (proposed by the RES CPPI 20/17);

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-  that the logic of stop loss was already operated with the 165th AGE, when determined the prevention of contributions of any nature to the EDEs;

-   that, in the absence of the 165th AGE, the logic of stop loss would produce equal effects in the sale through CPPI as in the liquidation by Law 8.029/90, which are: accounting deconsolidation, reversal of losses and expansion of the calculation base for dividends of the Federal Union.

-      the issue of the joint statement CONJUR-MME/CONJUR-MP/CGU/AGU, assessing the application of Law 8.029/90 in the context of the process of privatization of the EDEs.

- We request that the legal opinion contemplates the following points:

1.  assessment of the commutativity of the transactions proposed by the RES CPPI 20/17, specially the assumption of debts of the EDEs towards third parties, in which it operates the true alteration of its ownership to Eletrobras, with financial materialization, and not only the compliance with the accounting rules of consolidation by the holding;

2.  assessment as to the nature, and legal effects on Eletrobras, of Note 00592/2017/CONJUR-MME/CONJUR-MP/CGU/AGU, as well as with regards to the thesis released in the referred statement.”

1 – The Assets Autonomy of the Legal Entities and the Limitation of Liability of its Members

According to article 45 of the Civil Code, the legal existence of the private law legal entities starts with the registration of their articles of association in the competent registry. From this formal act, such entities acquire legal entity and start to be acknowledged as subjects capable of acquiring rights and to undertake obligations. As a result, two important consequences arise: (i) the separation of the legal entity in relation to its members, and (ii) the limitation of the liability of the assets of the partners for duties and obligations undertaken by the legal entity.

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Indeed, the basic principle that characterizes the legal entities is that they are not to be confused with their members, being its assets distinct and incommunicable. Every personified company, regardless of the corporate type adopted, shall have its own assets, that shall always respond primarily for its debts and obligations.

Thus, the private assets of the partners shall only be used for the payment of obligations of the company in an exceptional circumstance, whenever verified the events expressly established by the law.

Specifically, in corporations, the liability of the shareholders is limited to the price of issuance of the shares subscribed or acquired, as determined by article 1 of Law n° 6.404/19761.

Thus, the assets of the holder of the shares of a corporation, regardless of being a minority, controlling or even sole shareholder (in the case of wholly owned subsidiary), shall only be reached to satisfy obligations of the company (i) if the assets have been used up, such financial obligations still survive; and (ii) up to the price of issuance of the shares subscribed and not paid-in.

2 – The disregard of the legal entity and the commitment of personal assets of the partners

As seen, the shareholders of corporations are not liable for the obligations or insolvency of the company. However, in certain events, this rule may be surpassed by the application of the theory of the disregard of the legal entity (or disregard

1  Article 1 of Law nº 6.404/1976: “The company or corporation shall have the corporate capital divided into shares,and the liability of the partners or shareholders shall be limited to the price of issuance of the shares subscribed or acquired”.

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doctrine), which consists in the temporary removal of the legal entity from the company to reach directly the person of the partner or administrator, as if the company did not exist.

The theory of the disregard of the legal entity was conceived so that, in face of the manipulation of the assets autonomy of the legal entity, it is possible to ignore it and attribute the direct obligation to the partner or administrator who acted in a fraudulent or abusive manner. The Civil Code contemplates the referred theory in its article 50, in the following terms:

“Art. 50. In the case of abuse of the legal entity, characterized by the deviation of purpose, or by assets confusion, the judge may decide, at the request of the party, or of the Public Prosecutor whenever it is fit to intervene in the process, that the effects of certain obligations’ relations are extended to the private assets of the administrators or partners of the legal entity.” (emphasis added)

Therefore, the fundamental premise for the application of the theory of the disregard is the abusive use of the legal entity. That is, the theory of the disregard is only applied to exceptional cases, in view of the severe consequences that the denial of the autonomy of the legal entity would result in2.

The mere insolvency of a company is not cause for the application of the theory of the disregard of the legal entity, being indispensable for such that there has been a deviation of purpose, being understood as an intentional act to fraud third parties with the abusive use of the legal entity, or the demonstration of assets confusion, being

2  JOSÉ LUIZ BULHÕES PEDREIRA and ALFREDO LAMY FILHO. Direito das Companhias. v. I, Rio de Janeiro: Forense, 2009, p. 44.

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understood as the inexistence, in face of the facts, of the separation of the company from its partner3.

The simple damage caused to third parties is also not a basis for the disregard of the legal entity. Thus, without the presence of the intent to hide an illicit fact by means of the legal entity, it is impossible to deprive the assets autonomy that embodies it. It must be mentioned, with this respect, the following decision proffered by the Superior Court of Justice – STJ:

“2.2. The theory of the disregard of the legal entity – disregard doctrine –

,    although provided in the Brazilian positive law (art. 2 of the Consolidation of the Labor Laws, art. 28 of the Consumer Defense Code, art. 4 of Law n. 9.605/98, art. 50 of Civil Code/02, among others), shall be applied with caution, in the face of the provision of autonomy and existence of distinct assets among the individuals and the legal entities.

This, because there is no legal support found in the Brazilian law to the so-called ‘minor theory’ of the disregard of the legal entity, according to which it would be enough the insufficiency of assets of the company for the partners to be called to personally respond for the liabilities of the legal entity.

Actually, although the case law dismisses autonomous suit to lift the veil of the legal entity, only in the cases of abuse of right – whose conceptual design is found in art. 187 of the Civil Code/02 –, deviation of purpose or assets confusion (...), is such measure allowed. Thus, it is adopted the ‘major theory’ of the disregard of the legal entity, which requires the objective occurrence of such requirements for its configuration.

On the other part, the disregard of the moral person takes place episodically, not truly causing the collapse of the legal entity.

3  In this sense the following decisions are rendered by the STJ in the court records of Appeal to Federal Supreme Court nos1.200.850-SP, Rel. Min. Massami Uyeda, j. on 11.04.2010 and 279.273-SP, Rel. for decision Min. Nancy Andrighi, j. on 12.04.2003.

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Only after the analysis of the vices of the concrete case – and specially for the concrete case –, the judge may disregard the legal entity and reach the individual partners.”4 (our emphasis)

So, the principle of the limitation of the liability of the partners for the debts of the company may only be lifted in exceptional situations, in which it is proven the abusive use of the legal entity, that allow the application of the theory of the disregard of the legal entity.

3 –Eletrobras is not liable for the debts of the Distributors for the fact of being its controlling company

As analyzed in the Original Legal Opinion, the model of privatization of the Distributors approved by CPPI Resolution n° 20/2017 provided that Eletrobras, as a condition for the transfer of the shareholding control of such entities associated to the granting of the concession of the service of distribution of electric energy, would be obliged to assume debts of the EDEs in the amount of R$ 11.2 billion, being able to reach R$ 19.7 billion in case the General Meeting of the Company approves the assumption of the credits of responsibility of the Distributors related to the Fuel Consumption Account (Conta de Consumo de Combustíveis - “CCC”) and to the Energy Development Account (Conta de Desenvolvimento Energético - “CDE”), in the terms of article 3, paragraph 1, of the CPPI Resolution n° 20/2017, and such credits are not confirmed by the National Agency of Electric Energy (Agência Nacional de Energia Elétrica – ANEEL).

Taking into account that the CPPI Resolution n° 20/2017 did not grant to Eletrobras any benefit corresponding to the assumption of the referred debts of the Distributors, we concluded in the Original Legal Opinion that the operation was not

4   Appeal to the Superior Court of Justice n° 693.235-MT, Reporting Justice Luis Felipe Salomão, j. on 11.17.2009.

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complying with the provisions of Law n° 6.404/1976, applicable to Eletrobras and to the Distributors, that determine that the agreements of corporations with their related parties shall be executed in equitable conditions or with adequate compensatory payment.

It must be emphasized that the simple fact of Eletrobras being the controlling company of the Distributors does not make it, in any manner, responsible for the debts and obligations of such companies, considering that the legal entity, as an autonomous entity, is subject to its own rights and obligations and holder of distinct assets from the assets of its partners.

Thus, the responsibility of Eletrobras, as controlling shareholder, for the debts of the EDEs could only exist up to the limit of the amount corresponding to the shares subscribed and not paid-in or, in an exceptional manner, in the case of the application of the theory of the disregard of the legal entity.

Since the shares issued by the Distributors held by Eletrobras are totally paid-in and are not present the premise for the application of the theory of the disregard of the legal entity, there would be no legal basis for the liability of the Company for the obligations of the EDEs5.

On this matter, the fact that the debts of the Distributors are currently reflected in the balance sheet of Eletrobras does not make Eletrobras, in any manner, legally obliged by them.

5Eletrobras could also eventually be liable for the debts of the Distributors that have been guaranteed by Eletrobras, but, in this case, the liability would arise from the condition of the Company as guarantor, not as controlling company of the EDEs, and, even so, respected the limitations of the liability of the guarantors existing in the Brazilian legal framework, such as the benefit of order, by which firstly is required the fulfillment of the obligation by the main debtor, as well as the benefit of division, that allows the guarantor to be liable only for which it has undertaken, as the guarantor would not be equal to the main debtor and may guarantee only part of the obligation.

8

Indeed, this circumstance only arises from the application of the accounting rules that require that the controlling entity presents consolidated financial statements with its controlled companies.

In this sense, the Technical Statement CPC 36 (R3) of the Committee of Accounting Statements (Comitê de Pronunciamentos Contábeis), approved by CVM Resolution nº 698/2012, provides that “consolidated statements are the accounting statements of the economic group, in which the assets, liabilities, net equity, revenues, expenses and cash flows of the controlling company and of its subsidiaries are presented as if they were a single economic entity”.

However, the existence of the consolidated accounting statements, arising from the application of the rules of accounting nature, does not have the power to dismiss the application of all the other legal rules that determine the separation of the legal entity of the controlling company in relation to its subsidiaries.

It is worth mentioning, the consolidated accounting statements cover independent legal entities, with autonomous assets, not appearing, through the consolidation, a new entity with its own legal entity, but only a unit of economic accounting nature, with the purpose to present assets position of the set of companies that comprise the economic group, without, however, dismissing the separation of the legal entity from the entities involved, on what concerns its rights and obligations.

Therefore, the reflex of the debts of the Distributors in the consolidated balance sheet of Eletrobras has a merely accounting purpose, without producing any effects in the legal sphere of the Company as to the limitation of its liability in relation to the obligations and debts of the EDEs.

9

On the other side, in the event that Eletrobras assumes the debts of the Distributors in the context of its decentralization, according to the conditions provided in CPPI Resolution n° 20/2017, the Company will become debtor of an obligation that, at the present moment, it is not responsible for.

With effect, the assumption of debt constitutes the legal transaction by means of which there is transfer of a debt to a third party, who assumes the position of debtor of the obligational legal relation, undertaking itself towards the creditor to comply with the provision due.

Thus, Eletrobras, by assuming the debts of the Distributors, in the terms provided in the CPPI Resolution n° 20/2017, will be liable, towards the respective creditors, for debts that, actually, are not its own.

In this sense, when we affirm, in the Original Legal Opinion, that “the conditions imposed to Eletrobras for the privatization of the Distributors are not in accordance with its social interest, in view of the great negative impact that entails for the Company’s assets and, consequently, for all its shareholders”, we were referring to the legal notion of assets that corresponds to the set of assets, rights and obligations of the company, not to the net equity of the Company, which consists in a mere accounting figure registered in its balance sheet.

Hence, considering the exposed above, we reiterate that the conclusions presented in the Original Legal Opinion, in the sense that the assumption of debts of the Distributors by Eletrobras, as condition for the transfer of control of such entities associated with the granting of the concession of distribution, pursuant to CPPI Resolution n° 20/2017, is not in compliance with the provisions of the applicable

10

corporate law to the transactions with related parties, due to the absence of commutativity or of adequate compensatory payment in favor of the Company

3 – Analysis of the conclusions of Note n° 00592/2017/CONJUR-MME/CONJUR-MP/CGU/AGU

On 13 December 2017, the Legal Advisors of the Ministry of Mines and Energy and of the Ministry of Planning, Development and Management issued, jointly, the Note n° 00592/2017/CONJUR-MME/CONJUR-MP/CGU/AGU (“Note”), manifesting their understanding on certain matters submitted by Eletrobras related to the process of privatization of the Distributors.

Initially, it must be registered that the conclusions reached by the referred advisory bodies do not bind Eletrobras, as expressly contained in the Note itself:

“13. Thus, it shall be incumbent upon the legal advisory bodies of the company to establish, autonomously and by their free conviction, the legal interpretation that understands as reasonable and convenient for the company, accepting or not the understanding reached herein.

14.  The present manifestation, therefore, does not bind Eletrobras, except if subsequently signed by the authorities mentioned above, and only expresses the understanding of the consulting and legal advisory bodies to the competent Ministries in the conduction of the proceeding of granting new concessions in the electric sector, associated or not with the operation of privatization of the companies involved in it.” (emphasis added)

That is, it is exclusively responsibility of Eletrobras to firm its understanding, in an autonomous manner, with respect to the matters addressed in the Note, without it being bound to the conclusions exposed therein.

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The content of the Note diverges basically from two conclusions contemplated in the Original Legal Opinion.

The first of them refers to the applicability of Law nº 8.029/1990 to the liquidation of the Distributors, even if the dissolution of such entities occurs in full right, out of the scope of the Program of Partnerships of Investments (Programa de Parcerias de Investimentos – PPI).

In the Original Legal Opinion, we concluded that, by the fact that Law n° 8.029/1990 is the legal diploma existing in the Brazilian legal framework that expressly disciplines the applicable rite to the liquidation of the mixed capital companies, the liquidation of the Distributors shall necessarily observe the rules provided in Law nº 8.029/1990, including as to what is provided in articles 21 and 23, even if the Board of the Program of Partnerships of Investments of the Presidency of the Republic (Conselho do Programa de Parcerias de Investimentos da Presidência da República – CPPI) does not determine the dissolution of the EDEs as modality of privatization.

The Note, in a contrary sense, concluded that the application of Law nº 8.029/1990 and, consequently, of the universal succession of the Union in relation to the entity dissolved, would be restricted to the event in which the dissolution of the Distributors would be determined as operational modality of privatization by the CPPI.

Such conclusion is based essentially in what is provided in article 24 of Law nº 9.491/1997, according to which, “if the National Council of Decentralization resolves the dissolution of a company included in the National Program of Decentralization, it shall be applied, as applicable, the provisions of Law n° 8.029, of April 12, 1990”.

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In our understanding, contrary to what the Note concluded, Law nº 8.029/1990 does not provide the universal succession of the Union only in the case of the dissolution of the privatized entities. As referred in the Original Legal Opinion, the rules of Law nº 8.029/1990 that establish the succession by the Union apply indistinctively to every and all dissolution of mixed capital companies member of the federal administration.

In this sense, article 21, head paragraph, of Law n° 8.029/1990 expressly provides that “in cases of dissolution of mixed capital companies, as well as in the cases of public companies that take the form of corporation, the liquidation shall occur according to the provisions of arts. 208 and 210 to 218, of Law n° 6.404, of December 15, 1976, and in the respective Bylaws”.

In complementation, article 23 of Law n° 8.029/1990 determines that “the Union shall succeed the entity, that come to be extinct or dissolved, in its rights and obligations arising from the legal rule, administrative act or agreement, as well as in the other pecuniary obligations”.

As it is verified, the wording of the referred dispositions has a generic and abstract reach, without making any distinction to the context in which it is resolved the dissolution of the mixed capital company.

Thus, the application of Law n° 8.029/1990 could only be set aside if there were a legal rule, of the same hierarchy, expressly establishing such exception and providing which would be, then, the rules for the liquidation to be used in substitution to articles 21 and 23 of Law n° 8.029/1990.

13

Definitely, this is not the case of article 24 of Law nº 9.491/1997. Indeed, such disposition does not provide that the regime of liquidation of mixed capital companies shall be the one provided in Law nº 8.029/1990 “only” in the events in which the National Decentralization Council – CND (whose assignments were assumed by the CPPI) to determine the dissolution of the companies included in the respective program of privatization (in case of the Distributors, the PPI). The purpose of the rule was only to clarify that, also in this event – as, likewise occurs in any other in which there is the dissolution of the mixed capital companies – the regime of liquidation provided in Law nº 8.029/1990 shall be applied.

That is to say that article 24 of Law nº 9.491/1997, by determining that the dissolution of the mixed capital company, in the context of a privatization, shall follow the rules of Law nº 8.029/1990, is not, in any form, setting aside the application of this law to the other cases of dissolution, but only corroborating that, also, in this situation, the rule of Law nº 8.029/1990 is applicable.

At last, the second conclusion of the Note that diverges from the Original Legal Opinion refers to the discharge of the debt of Eletrobras towards the fund of the Global Reversal Reserve (Reserva Global de Reversão – RGR), in the case of dissolution of the EDEs, based on the disposition of article 21-B, paragraph 2, of Law nº 12.783/2013, which provided that the deposit in the fund of the RGR of the funds obtained by Eletrobras with the sale of the shareholding interests in the Distributors will lead to the discharge of the debts contracted by the Company, towards such fund, to effect the acquisition of the referred shareholding interests6.

6“Art. 21-B. It shall be deposited in the fund of the RGR the amount obtained with the sale of the shares acquired byEletrobras in the terms of art. 1 of Law no 9.619, of April 2, 1998, whose price of acquisition is part of the operation provided in letter “a” of item I of art. 9 of Provisional Measure nº 2.181-45, of August 24, 2001, and whose recomposition was granted by art. 21-A of this Law, limited the amount of the return to the amount of the RGR used for the acquisition of the shares, in the form of art. 3 of Law nº 9.619, of April 2, 1998, updated according to paragraph 5 of art. 4 of the Law no 5.655, of May 20, 1971. (...) Paragraph 2 Once deposited the funds obtainedwith the sale of the shareholding interest referred in the head paragraph,it shall be considered as discharged, towards the RGR, the debts contracted by Eletrobras for the referred acquisition.”(emphasis added)

14

According to the Note, such disposition would have created a different type of payment, more advantageous to Eletrobras, that could only be applied in the event the condition provided therein occurred, which is, the deposit, by the Company, in the fund of the RGR, of the amount obtained with the sale of the shares issued by the EDEs in the context of its privatization.

According to the Note, in the event the referred condition does not occur, such form of payment would not be applied, not being able to consider the discharge of the debt, since this would imply “in true ‘unjust enrichment’ of the referred company”.

Such conclusion of the Note is based exclusively on the literal interpretation of the provision of article 21-B, paragraph 2, of Law nº 12.783/2013.

However, as exposed in the Original Legal Opinion, we understand that the discharge of the debt of Eletrobras towards the fund of the RGR is imposed, in the present case, by virtue of the teleological7 interpretation of article 21-B, paragraph 2, of Law nº 12.783/2013, which, as compensation for the significant investments already effected by Eletrobras in the Distributors, tried to remove from the Company the risks arising from the process of sale of control of such companies.

Thus, in face of the impossibility of the sale of control of the Distributors caused by the isolated bidding of the concession, not-associated with the transfer of control, which would lead to the dissolution in full right of such entities and, consequently, to the impossibility of Eletrobras depositing any amount in the fund of the RGR, the Company’s debt towards such fund shall be discharged.

7  The teleological method of interpretation is the one that tries to reveal the end of the rule, the value or legal good viewed by the law or, in case of the agreements, by will of the parties.

15

This conclusion does not imply, in any manner, the undue enrichment of

Eletrobras.

The unjustified or undue enrichment, whose borders are established in articles 884 to 886 of the Civil Code, occurs when someone, without legitimate cause, enriches itself at someone else’s cost, benefitting from a conduct contrary to the principles that guide the legal framework.

In the present case, the discharge of the debt of Eletrobras towards the fund of the RGR would be based on a legitimate cause, which is, the legal rule contained in article 21-B, paragraph 2, of Law nº 12.783/2013, that expressly provides such discharge and must also be applied to the event of dissolution of the Distributors by virtue of its teleological interpretation.

We  remain  at  your  disposal  for  any further  clarifications  that  may  be necessary.

Yours Truly,

Nelson Eizirik

Annex 8.e - Anderson Schreiber Legal Opinion

DOCTRINAIRE OPINION

PROFESSOR ANDERSON SCHREIBER

Tenured Professor of Civil Law from the State University of Rio de Janeiro [Universidade do Estado do Rio de Janeiro] – UERJ. Permanent Professor of the Stricto Sensu Postgraduate Program (Master’s and Doctorate) of UERJ. Doctor in Private Comparative Law of Università degli studi del Molise (Italy). Master’s in Civil Law from UERJ. Visiting Researcher at Max Planck Institut für ausländisches und internationales Privatrecht (Germany). Member of the International Academy of Comparative Law. Member of the Brazilian Committee of Association Henri Capitant des Amis de la Culture Juridique Française. State Prosecutor of the State of Rio de Janeiro.

ANDERSON SCHREIBER

TENURED PROFESSOR OF C IVIL LAW OF UE RJ

Rio de Janeiro, December 25, 2017.

Centrais Elétricas Brasileiras S.A. – Eletrobras (hereinafter simply referred to as Eletrobras) presented to me, on December 22, 2017, a consultation on the commutativeness and contractual balance of the operation of denationalization of six subsidiary distributors of Eletrobras, pursuant to the terms of the share control transfer model set forth in Resolution CPPI No. 20/2017, especially given the provisions of article 245 of the Brazilian Corporation Law [Lei das Sociedades por Ações or Lei das S.A]. I am answering this consultation in this doctrinaire opinion, which expresses my position on the matter. I record that I understand that it is my duty to answer the consultation in light of Brazilian legal science, regardless of the opinion of the consultant on the subject.

I – Synthesis of the facts

1. The consultant reports that, at the 165th Special General Meeting of Eletrobras, held on July 22, 2016, it was decided by a majority, not to renew the concessions of certain subsidiary distributors of Eletrobras and, if the transfer of share control did not occur by December 31, 2017, that the liquidation of such companies was arranged.1

1  Excerpt extracted from the 165thSpecial General Meeting attached to the consultation: “11. Approve, bymajority, the return, at any time, of the concession of distributors Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A and that measures be adopted for its liquidation, in the following cases: (i) transfer of the share control contemplated in item 9 above is not held by December 31, 2017; or (ii) the respective distributor stop receiving directly from the Federal Union or through tariff, until its transfer to the new controller, all the funds and remuneration necessary to operate, maintain and make the investments related to the public services of the relevant distributor, maintaining the economic and financial balance of the Distributor, without any subscription of funds, on any account, by Eletrobras, as set forth in item 9 above.”.

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ANDERSON SCHREIBER

TENURED PROFESSOR OF C IVIL LAW OF UE RJ

2. Such distributors were, by means Decree No. 8.893, of November 1, 2017, inserted in the Program of Investments Partnerships and qualified as priority denationalization projects. The denationalization procedure of these distributors would be monitored and performed by BNDES. After processes of preparation of the share control transfer model, on November 8, 2017, Resolution CPPI No. 20/2017 was published, which approved the transfer model associated to the grant of the concession. According to this modeling, Eletrobras would receive R$ 300,000.00 (three hundred thousand reais) for the disposal of control of the six distributors. In compensation, it would assume a debt of approximately R$ 11,200,000,000.00 (eleven billion, two hundred million reais), as a condition of economic-financial feasibility of the denationalization procedure.

3. The consultant also warns that, pursuant to the terms of Joint Technical Information IT DPF/DFF/DDE 001/2017 attached to the consultation, all six distributors are companies which post a deficit and whose maintenance under the control of Eletrobras would represent that the constant losses for the latter would continue. It finally states that the procedure of liquidation of these subsidiary distributors, alternative to the disposal of control, would represent costs to Eletrobras in the order of R$ 16,000,000,000.00 (sixteen billion reais), therefore, higher than the cost of the debt assumed.

4. In view of this scenario, the consultant asks if the assumption of the debts by Eletrobras, in the context of the denationalization program of the subsidiaries, would be in line with the commutativeness required by article 245 of Lei das S.A. (Law No. 6.404/76) and if it could represent violation of said legal provision, possibly holding the administrators liable.

5. I clarify that my understanding stated below is based on the examination of the documentation which was presented to me together with the consultation, especially on: (i) Minutes of the 164th Special General Meeting dated December 28, 2015; (ii) Minutes of the 165th Special General Meeting dated July 22, 2016; (iii)

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ANDERSON SCHREIBER

TENURED PROFESSOR OF C IVIL LAW OF UE RJ

Resolution No. 20 of the Board of the Investment Program of the Presidency of the Republic [Conselho do Programa de Investimentos da Presidência da República] (CPPI) dated November 8, 2017; (iv) Basic Project prepared by Rodrigo Madeira H. de Araújo and Maurício Carvalho Mazzini, dated November 27, 2017; (v) Joint Technical Information DFP/ DFF/DDE 001/2017 dated November 30, 2017; and (vi) Joint Technical Information DFP/DFF/DDE 001-A 2017 dated December 21, 2017.

II  – Commutative Legal Business. Commutativeness in the broad sense of the term and contractual balance.

6. Commutative legal business is that in which the provisions are certain and determined, not being subject to variations. Random legal business, which is understood as that in which “one of the parties is certain of the consideration that it will receive, where the other is not”, is opposed to commutative legal business, it being certain that “this element of doubt, this chance, this risk, is what gives the contract of this category the name of random.”2 The classification of the legal business as commutative or random consists of, technically, of a sub-classification of bilateral onerous contract.3

7. The notion of commutativeness is frequently associated to the subject of contractual equilibrium. As Silvio Rodrigues adverts us, “in the idea of commutativeness, that of equivalence of consideration is somehow inserted”.4 One can talk about, in this direction, commutativeness in the strict sense and commutativeness in its broad sense. While commutativeness in the strict sense concerns the possibility of the contracting party estimating the economic sacrifice assumed at the time of execution of the contract (commutativeness versus randomness), commutativeness in its broad sense concerns the existence of

2Francisco Clementino de San Tiago Dantas, Programa de Direito Civil, vol. II, Rio de Janeiro: Editora Rio, 1978, p. 161. Na mesma direção, Caio Mário da Silva Pereira, Instituições de Direito Civil: Contratos, vol. III, Rio de Janeiro: Forense, 2013, p. 61.

3 “Onerous contracts are commutative (…). Onerous contracts are subdivided into commutative and random.” (Orlando Gomes, Contratos, Rio de Janeiro: Forense, 2009, p. 88).

4 Silvio Rodrigues, Direito Civil, vol. 3, São Paulo: Saraiva, 1995, 23ª ed., p. 27-31.

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ANDERSON SCHREIBER

TENURED PROFESSOR OF C IVIL LAW OF UE RJ

proportionality between sacrifices and economic benefits arising out of the contract (commutativeness as equilibrium).

8. One has to notice, first, that commutativeness does not require absolute equivalence among the provisions (consideration) which integrate the contract. Absolute equivalence shall appear unreal, to the extent that the entire contract derives, in the final analysis, from the intention of the contracting parties, who believe that they are extracting from the legal business benefits greater than the sacrifices assumed. Some disproportion among provisions, therefore, is not only natural within the contract, but integrates, to a certain extent, the subjective motivation of the contracting parties, which leads them to the very act of contracting. What one expects to prevent when one alludes to commutativeness in the broad sense is the obvious disproportion which is expressed in the assumption of an excessively burdensome obligation (Civil Code, articles 156, 157, 317, 478 and 480).5

9. Hence why contemporaneous civilista doctrine has abandoned the former expression “equivalence of provisions” in favor of more open denominations, such as “contractual equilibrium”, “economic equilibrium of the contract”, “substantial equilibrium of the contract” and “material justice of contracts”.6 As already stated academically:

5“Art. 156. The state of danger is characterized when somebody, pressured by the need to save himself/herself,or a person of his/her family, from a serious damage known by the other party, assumes the excessively burdensome obligation. (…) Art. 157. However, the injury occurs when a person, under this need, or by lack of experience, forces himself/herself to the obviously disproportionate provision to the value of the opposite provision. (…) Art. 317. When, for unpredictable reasons, disproportion arises between the value of the consideration due and the moment of its performance, the judge may correct it, at the request of the party, so as to ensure, when possible, at the request of the party, so as to ensure, as far as possible, the actual value of the provision. (…) Article. 478. In the contracts of continued or deferred execution, if the provision of one of the parties becomes excessively burdensome, with extreme advantage to the other, by virtue of extraordinary and unpredictable events, the debtor may request termination of the contract. The effects of the sentence which decrees it will retroact to the date of the summons. (…) Article 480. If, in the contract, the obligations apply only to one of the parties, it may claim that its provision be reduced, or the manner of its execution altered, in order to avoid excessive lien.”

6This is the line followed, for instance, by authors, such as Rodrigo Toscano de Brito, Equivalência Materialdos Contratos Civis, Empresariais e de Consumo, São Paulo: Saraiva, 2007; Fernando Rodrigues Martins,Princípio da Justiça Contratual, São Paulo: Saraiva, 2011, 2ª ed.; and Rafael Renner,Novo Direito Contratual: a tutela do equilíbrio contratual no Código Civil, Rio de Janeiro: Freitas Bastos, 2007.

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ANDERSON SCHREIBER

TENURED PROFESSOR OF C IVIL LAW OF UE RJ

“(…) the expression ‘principle of material equivalence’ or ‘principle of equivalence of provisions’ does not appear appropriate, to the extent that the question is not so much one of equivalence (equal value), but instead of balancing (from Latin, aequi librare, weighing) or, more precisely, of preventing obvious lack of proportion or macroscopic imbalances.”7

10.                         It  should also  be emphasized  that  analysis  of  commutativeness  as equilibrium cannot be made on an atomistic basis, but must cover the entire complexity of the purpose (content) of the business operation:

“By purpose of the contract, one must not understand only its main provisions. The interpreter shall observe not only the sum of the main and accessory provisions, but the entire set of rights, faculties, obligations, burdens and other legal situations derived from the contract – rights and obligations lato sensu – with view to identifying its concrete reflex on the contracting parties. What is of interest to the principle in question are not the legal situations themselves, but its economic consequences; i.e., the economic sacrifices borne and the economic benefits derived by its parts by virtue of the rights and obligations, always lato sensu, which make up the contract.”8

11.                         As seen, the notion of commutativeness in its broad sense, identified with the idea of equilibrium, is centered on a relationship of proportionality between the economic sacrifices borne and the economic benefits earned by the parties. In this sense, the equilibrium of a contract cannot be analyzed purely in light of the main obligations assumed by the contracting parties, but must, that is, be evaluated based on the set of sacrifices and benefits of an economic nature which result from the contract.

7 Anderson Schreiber, Equilíbrio Contratual e Dever de Renegociar, São Paulo: Saraiva Educação, 2018, p.

58.

8 Anderson Schreiber, Equilíbrio Contratual e Dever de Renegociar, São Paulo: Saraiva Educação, 2018, pp. 54-55.

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ANDERSON SCHREIBER

TENURED PROFESSOR OF C IVIL LAW OF UE RJ

12. Moreover: frequently, in the current reality, the contract does not consist of an isolated universe. It is associated with other contracts, which integrated a same functionally unitary economic operation.9 In the presence of associated contracts, the assessment of contractual equilibrium which make up the economic operation must take into account all the contracts which make up the single economic transaction which the parties intended to use by different agreements executed.10 In an example, which became famous among civilistas, loan for use of gasoline pumps is a contract only apparently unilateral and free, as it integrates a larger economic operation, in which is included a fuel supply agreement with obligation of exclusivity in the sale products from the manufacturer.11

9  To this effect, Francisco Paulo Marino Crescenzo, Contratos Coligados no Direito Brasileiro, São Paulo:

Saraiva, 2009, p. 134: “Structural autonomy then means that each of the associated contracts conserves its own structure, that is, its own form (even though documentarily united) and content itself. By functional link, one understands that the association aims at a certain economic-social result. (...) The end of the contract actually unifies the contractual relationship, making it ‘a unitary and functional structure.” To the same effect, Carlos Nelson Konder, Contratos Conexos, Rio de Janeiro: Renovar, 2006, pp. 240-241: “(...) in several cases, it is possible to note this link of correspondence established among different businesses: they are the so-called associated contracts in permutation (in funzione di scambio). As already noted, in such cases, the equilibrium necessary to the swap of provisions consists not among the provisions fixed by each contract, but on the whole of the provisions but on all the provisions imposed by the regulation of the interests of multiple businesses.”

10This is the lesson of Fernanda Paes Leme: “(...) such presumably equivalent effects concern the entire business. That is to say, it comprises not only the main provisions, but also the so-called secondary and instrumental ones, liens, prerogatives, finally, all legal situations derived from the agreement and, also, the contractual association. In this last case, the eventual balance or lack of it presupposes examining the set of covenants, performed, especially, when the union with dependence among them. This is because, even if each of the contracts belonging to the network has its own sign, it may happen that the equilibrium is the contractual whole, so that an individually considered covenant can seem unbalanced, without this being real.” (Princípiodo Equilíbrio Funcional dos Contratos, Rio de Janeiro: UERJ, 2016, Doctorate Thesis, pp. 256-257). Also, tothis effect, referring to the notion of correspondence, Raquel Bellini de Oliveira Salles warns: “Thus, departing from the traditional notion applicable to individualized contracts, one can arrive at a broad conception, among different contracts, whenever the provisions contemplated in a contract are, in their whole, and reciprocally, a cause of the provisions which are the purpose of the other contract, keeping a functional interconnection with each other. The cause here assumes also a broader conception than that informed in each contract individually and without prejudice to the latter, to the extent that associated contracts, together, would have an economic-social supra-function, forming an ‘economic unit’ from the supra-contractual sign” (Raquel Bellini de Oliveira

Salles, A Autotutela pelo Inadimplemento nas Relações Contratuais, Tese (Doutorado), Universidade do Estado do Rio de Janeiro, Rio de Janeiro, 2011, p. 122).

11The case was analyzed by the Federal Supreme Court, in the judgment of Extraordinary Appeal 78.162, whose court decision decided as follows: “There is initially the loan for use contract, for ten years, of pumps and tanks, in which it was established that such equipment was the property of loan for use of the lender in the commodate (ESSO) and that they would be intended exclusively to keep, measure and sell the products of the ESSO mark. On the same date, it was executed among the same parties, a contract of promise of commercial purchase and sale of ESSO products, in the minimum quantities established for the term of ten years. (…) This unwavering entanglement between the two instruments form a whole, by virtue of their intimate and reciprocal ‘coordination’; therefore, the appellee (ESSO), when it gave said equipment in commodate, did so with the unchallengeable purpose of ensuring the exclusivity of the sale of its products at the gasoline station of appellant’s.” (STF Federal Supreme Court, RE – Extraordinary Appeal 78.162, Justice Rapporteur Bilac Pinto, j. 8. 12.1975).

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ANDERSON SCHREIBER

TENURED PROFESSOR OF C IVIL LAW OF UE RJ

13.                         Having made these preliminary observations, I move on to analyze the actual case involving Eletrobras.

III  – Exegesis of article 245 of “Lei das S.A.”. Loss by the company as a fundamental prerequisite of the application of the legal provision. Joint interpretation with article 154 of “Lei das S.A.” [Brazilian Corporation Law]: comparative analysis of the loss and no responsibility by the administrators.

14.                         The consultation revolved around article 245 of “Lei das S.A.” (Law No. 6.404/76), which provides the following:

“Art. 245. The administrators cannot, at the expense of the Company, favor an associated, parent or controlled company. They shall endeavor that the operations among the companies, if any, observe strictly commutative conditions, or with appropriate compensatory payment; and are liable to the Company for the resulting losses and damages from acts performed with violation of the provisions of this article.”

15.                         The purpose of the Brazilian legislator consisted in preventing the Company from suffering harm from transactions which favor associated, parent or controlled companies. It should be said: article 245 addresses essentially, activity by the administrators “at the expense of loss by the Company”, making it endeavor so that  business  of  this  nature,  to  be  executed  by the  Company observe  “strictly commutative conditions, or with adequate compensatory payment”.

16.                         According to legal doctrine, “the operation among companies observes‘strictly commutative conditions’ when there is equivalent reciprocal or balanced consideration. What the Law requires, therefore, is balanced or equivalent considerations of the business made among the group companies .”12

12 José Luiz Bulhões Pedreira, Grupos de Sociedades, in Alfredo Lamy Filho e José Luiz Bulhões Pedreira (coord.), Direito das Companhias, vol. II, Rio de Janeiro: Forense, 2009, p. 1.940.

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ANDERSON SCHREIBER

TENURED PROFESSOR OF C IVIL LAW OF UE RJ

17. As seen, the notion of commutativeness used by the “Lei das S.A.” is the notion of commutativeness in its broad sense, which associates with contractual balance. It is not, as already emphasized, the mere possibility of estimating the value of the provision and consideration to the time of execution of the contract (commutativeness as an antagonistic notion to randomness), but instead of identification of a relationship of proportionality between economic benefits and sacrifices resulting from the contract.

18. In the case in question, it reports the consultation that modeling share control transfer of the subsidiary distributor of Eletrobras, as established in Resolution CPPI No. 20/2017, provides for the payment to Eletrobras of R$ 300,000.00 (three hundred thousand reais),13 in consideration for assuming the debts of the subsidiaries in the total R$ 11,200,000.00, (eleven billion two hundred million reais).14

13Resolution CCPI 20/2017: “Art. 2 The denationalization of the distributors, associated with the grant of thenew concession of distribution of electricity, will occur in the modes set forth in art. 4, items I and VI, of Law No. 9.491, of September 9, 1997, upon disposal of the following: I - Eletroacre: the number of common and preferred shares held by Eletrobras, which represented at least, 96.71% (ninety-six integers and seventy-one hundredth percent), minus 1 (one) common share of the capital stock of Eletroacre on the date of liquidation of the auction, for the total amount of R$ 50,000.00 (fifty thousand reais); II - Ceron: the number of common shares held by Eletrobras, which represent 100% (one hundred percent), minus 1 (one) common share of the capital stock of Ceron, on the date of liquidation of the auction, for the total of R$ 50,000.00 (fifty thousand reais); III - Cepisa: the number of common and preferred shares held by Eletrobras, representing 100% (one hundred percent), minus 1 (one) common share, of the capital stock of Cepisa, on the date of liquidation of the auction, for the total of R$ 50.000,00 (fifty thousand reais); IV - Ceal: the number of common shares and preferred shares held by Eletrobras, representing 100% (one hundred percent), minus 1 (one) common share, of the capital stock of Ceal, on the date of liquidation of the auction, for the total of R$ 50,000.00 (fifty thousand reais); V - Boa Vista: the number of common shares held by Eletrobras representing 100% (one hundred percent), minus 1 (one) common share, of the capital stock of Boa Vista, on the date of liquidation of the auction, for the total of R$ 50,000.00 (fifty thousand reais); and VI - Amazonas Distribuidora: the number of common and preferred shares held by Eletrobras representing 100% (one hundred percent), minus 1 (one) common share, of the capital stock of Amazonas Distribuidora, on the date of liquidation of the auction, for the total amount of R$ 50,000.00 (fifty thousand reais).”

14Resolution CCPI 20/2017: “Art. 3 Eletrobras shall, prior to the effectuation of the transfer of the sharecontrol, make adjustments in the distributors upon conversion of the debt into capital stock or assumption of debts of the distributors with Eletrobras and/or third parties, in the following amounts: I - Eletroacre: R$ 113,779,871.99 (one hundred and thirty million, seven hundred and seventy-nine thousand, eight hundred and seventy-one reais and ninety-nine cents); II - Ceron: R$ 1,872,522,463.42 (one billion, eight hundred and seventy-two million, five hundred and twenty-two thousand, four hundred and sixty-three reais and forty-two cents); III - Cepisa: R$ 50,000.00 (fifty thousand reais); IV - Ceal: R$ 50,000.00 (fifty thousand reais); V - Boa Vista: R$ 342,120,486.20 (three hundred and forty-two million, one hundred and twenty thousand, four hundred and eighty-six reais and twenty cents); and VI - Amazonas Distribuidora: R$ 8,911,866,558.94 (eight

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ANDERSON SCHREIBER

TENURED PROFESSOR OF C IVIL LAW OF UE RJ

19. The assumption of debt constitutes, in the definition of Pontes de Miranda, a “bilateral legal business for which a new debtor is in the place who was there before.”15 This is, in other words, transmission of the passive pole of the obligational relationship. The assumption of debt can be for free or for remuneration; i.e., with or without consideration. In the first case, the assumption of debt shall be, technically, a contract (bilateral legal business); of unilateral nature (obligation of only one of the parties) and for free (economic sacrifice for only one of the parties). In the second case, it shall be a contract (bilateral legal business); of bilateral nature (obligations for both parties) and for remuneration (economic sacrifices for both parties). As seen, the classification of contracts as commutative and random, technically, consists of the sub-classification of bilateral or remunerated contracts. Thus, the assumption of debt without consideration is neither commutative nor random. The assumption of debt with consideration can be commutative or random, as it is possible to estimate the value of the reciprocal provisions, at the time of contracting.

20. In the case being examined, the consultation presented does not detail how exactly the assumption of debt will be made, which has not yet occurred. The value of the debt and the value of the consideration seem, however, precisely defined; it all leads one to believe that, upon contracting, the parties involved shall know, immediately, the value of their reciprocal provisions. The contract shall be, technically, commutative; i.e., not random as there will not be a future determination of the values involved, all already defined before execution of the contract.

21. So far, however, one has only commutativeness in the strict sense. What article 245 of “Lei das S.A.” requires, has already been seen, is commutativeness in the broad sense; i.e., commutativeness as equilibrium. Such notion of billion, nine hundred and eleven million, eight hundred and sixty-six thousand, five hundred and fifty-eight reais and ninety-four cents).”

15 Francisco Cavalcanti Pontes de Miranda, Tratado de Direito Privado, tomo XXIII, Rio de Janeiro: Borsoi, 1958, 2ª ed., p. 257.

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ANDERSON SCHREIBER

TENURED PROFESSOR OF C IVIL LAW OF UE RJ

commutativeness, as also already highlighted, cannot be investigated in detail in a purely structural and formal analysis, restricted to comparing the value of the debt assumed, which exceeds eleven billion reais, and the value of the consideration to be received, is hugely lower. It should be analyzed the proportional relationship between the economic sacrifices and the economic benefits resulting from the contract, comprised not an isolated universe, but in association with other instruments which may, possibly, integrate the single economic denationalization operation of denationalization of subsidiaries in deficit.

22. Strictly speaking, from an economic analysis, but, regardless of its result, one cannot fail to understand that article 245 of “Lei das S.A” does not consist in prohibition of non-commutative contracts, but instead of a rule geared to the preventing the activity of administrators to the “company’s loss”. The principle of the provision is to really affirm that “[the] administrators cannot, to the loss of the company, favor an associate company (…)”. Thus, a non-commutative contract can be executed if it is not to the “loss of the company”.

23. Let one give an example that is easy to understand: if the administrators of a certain company vote favorable to receiving a donation (unilateral and free contract – therefore, non-commutative, either in the strict sense, or in the broad sense), one could not contemplate incidence of article 245 of “Lei das Sociedades por Ações”. The Company would have obtained a benefit, not loss, a fundamental requirement missing to the application of that rule. An analogous situation occurs if there is execution of a non-commutative contract, which generates loss to the Company, but loss smaller than that represented by the other alternatives available.

24. In the case in question, the denationalization of the subsidiaries in deficit of Eletrobras is caused exactly by the intention of preventing expansion of the loss, which has been sustained by the controlling company, the subsidiary responsible for the payment of its debts. It is in this context that one must examine the notion of loss of the Company, comparing the economic results (sacrifices and benefits) of the

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ANDERSON SCHREIBER

TENURED PROFESSOR OF C IVIL LAW OF UE RJ

different alternatives available to Eletrobras in the specific scenario in which it is inserted.

25.                         This occurs because article 245 of “Lei das Sociedades por Ações” cannot be read separately, but must be conjugated by the interpreter with the other legal provisions applicable to the activity of the administrators, especially article 154 of the same law, which imputes to the administrator the duty to discharge his/her duties in the best interest of the Company:

“Art. 154. The administrator must perform the attributions which the law and the statute confer upon him/her to achieve the best interests of the Company, the requirements of public property and social function of the Company having been satisfied.”

26.                         Article 154 not only imposes on the administrator to make choices, supported by economic data, but reveals that to fail to assume losses, in certain cases, can substantiate the activity which does not meet the best interests of the Company, if it is demonstrated economically that this attitude will result in even greater losses to the Company. It is imperative, in these cases to choose the “least worst one” and interrupt the loss (the so-called stop loss).

27.                         Accordingly, it is assumed special relevance to the case in question according to the Joint Technical Information IT DPF/DFF/DDE 001/2017, which, in order to “subsidize the decision of the Administration of Eletrobras regarding the disposal of control of the distributors”16, conducted the analysis of economic and financial losses pertaining to the transfer of corporate control of the distributors of Eletrobras, concluding that:

“According to the PDNG 2017-2021, the non-continuity of Eletrobras in the sector of distribution is provided by means of sale of the distributors– AmE D, Ceal, Cepisa, Ceron, Boa Vista Energia

16 Excerpt extracted from the Joint Technical Information IT DPF/DFF/DDE 001/2017, attached to the consultation, p. 4.

12

ANDERSON SCHREIBER

TENURED PROFESSOR OF C IVIL LAW OF UE RJ

and Eletroacre. This is an important measure for resolving the financial situation of Eletrobras, given that the distribution companies have been a source of destruction of value for the shareholders of the Company, as mentioned in item 4.2 of this document where it is pointed out that the holding company has already directed funds in the order of R$ 30.1 billion (including Ordinary Funds currently due by the distributors to Eletrobras), at price of June 2017, in the group of the distributors, without having succeeded in returning to date. The current situation of the distributors is critical, on the whole, with recurrent losses over the last five years. In the last fiscal year, 2016, the worst year for the sector occurred, with total losses of almost R$ 7.0 billion. In 2017, until the first semester of the year, the income was negative by R$ 934 million. So that it is characterized that the operation of disposal of the share control of these companies controlled by Eletrobras is necessary and will contribute significantly to the financial equilibrium of Eletrobras, as the current panorama is unsustainable and, thus, the continuity of loss by shareholders will be prevented (STOP LOSS).”17

28.                         It seems evident that it is not a question here of business intended to

favor  the   controlled  companies,   but  an   operation  geared   to   meeting   a   need

economically subsidized by the disposal of assets, which has been generating a historic series of losses to the property of Eletrobras by the distributors incurring deficit, without estimate of reversal.18 The assumption of debts of approximately

eleven billion reais – a debt which Eletrobras is already secondarily       responsible,

cannot  be  considered  detrimental  to  the  Company  if  the  available  alternatives represent heavier losses to Eletrobras.

17 Excerpt extracted from the Joint Technical Information IT DPF/DFF/DDE 001/2017, attached to the consultation, p. 64.

18Excerpt extracted from the Joint Technical Information IT DPF/DFF/DDE 001/2017, attached to the consultation, p. 25: “It is important to emphasize that, since 2003, one notes concern by the administration ofEletrobras with losses caused by maintaining these companies under its control. However, it was not possible to make feasible resolution of this question. As the graphs above demonstrate, advances occurred, but the speed of the improvements is incompatible with the targets established by the regulator or even with the value practiced by the companies being comparable, causing the economic-financial crisis of the Eletrobras distributors deeper.”

13

ANDERSON SCHREIBER

TENURED PROFESSOR OF C IVIL LAW OF UE RJ

29. As the already mentioned Joint Technical Information IT DPF/DFF/DDE 001/2017, the failure to act by the administrators, with conservation of the current status, would result in losses which reach the order of seven billion reais per year.19 On the other hand, the liquidation of the distributors in deficit, the only alternative offered to the disposal, would have a cost higher than the cost of the disposal. In this comparative table among the costs involved in the liquidation and disposal, the economic analysts concluded that “the less heavy option would be for Eletrobras to dispose of the companies.”20

30. Such economic data remove, as I understand it, the characterization of loss to the Company, an essential prerequisite for the application of article 245 of “Lei das Sociedades por Ações” and to hold the administrators liable. In accordance with the minutes of the 165th Special General Meeting of Eletrobras, it was decided that the Company would sell those subsidiaries, which is why the administrators have the role of choosing one from among the solutions contemplated for such: disposal or liquidation of the distributors; each administrator should, then, choose the alternative that he/she considered less onerous to Eletrobras based on the economic data available.

31. To understand it differently would mean to create a situation in which the administrators would, in any case, be held liable for breach of article 245 of “Lei das Sociedades por Ações”, as the options they were granted will always represent, to some extent, loss to the Company. A liability in any event would be equivalent to a hyper imputation of liability which is not compatible with Brazilian law and with the analysis of the duties of administrators in our legal system.

19Excerpt extracted from the Joint Technical Information IT DPF/DFF/DDE 001/2017, attached to the consultation, p. 20: “As it shall be seen on the tables bellow, Eletrobras distributors have been presentingrecurrent losses over the last five years. Except for the year 2014, where Eletroacre, Cepisa and Ceron earned profits, in the other years, all the companies posted losses, 2016 being the worst historic year, with total losses of R$ 7.0 billion”.

20 Excerpt extracted from the Joint Technical Information IT DPF/DFF/DDE 001/2017, attached to the consultation, p. 66.

14

ANDERSON SCHREIBER

TENURED PROFESSOR OF C IVIL LAW OF UE RJ

IV – Conclusions

32. In view of all the above, there follow the conclusions extracted from analyzing the documentation submitted, in light of the legal premises adopted in this opinion:

(a)    Commutativeness, stricto sensu, is found, whenever the legal business involves provisions which, at the time of its execution, are already certain and determined. Commutative legal business is opposed, thus, to random contracts, in which there is an element of risk (chance) which makes one of the parties, at least, not know what it will have to provide or receive in the future. The assumption by Eletrobras of debt of subsidiaries in deficit in the total amount of R$ 11,200,000,000.00 (eleven billion two hundred million reais), in compensation for the payment of R$ 300,000.00 (three hundred thousand reais), substantiates an assumption of onerous debt, which will be used by contract which, such conditions being maintained, will be commutative, as both parties, at the time of contracting will know exactly what they are undertaking to provide and what consideration they will receive.

(b)    When “Lei das S.A.” refers, however, to the business executed by the parent companies, controlled and affiliate companies, urging in its article 245 that

“strictly commutative conditions, or conditions with adequate compensatory payment”, be observed, it uses the notion of commutativeness in its wider sense; i.e., commutativeness as contractual balance. Commutativeness in its broad sense requires a relationship of proportionality among the economic sacrifices involved and the economic benefits arising out of the contract. Such relationship of proportionality must be analyzed in light of the entire economic context into which the specific contract to be executed is inserted including in association with other contracts that may be an integral part of the same functionally unitary operation.

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ANDERSON SCHREIBER

TENURED PROFESSOR OF C IVIL LAW OF UE RJ

(c)    Regardless of the result from this analysis – which is, strictly, economic–, it is certain that the objective of article 245 of “Lei das S.A.” is not to prevent non-commutative contracts, but instead to prevent administrators from acting for the “loss of the Company” favoring affiliated companies, controlled or parent companies. Hence why the execution of a non-commutative contract from which, no loss results to the Company (pure donation, for example, from which the company is a mere beneficiary) is an assumption which does not attract application of article 245 of “Lei das S.A.”; therefore, one cannot, obviously contemplate liability of the administrators in this situation. The same is found if there were the execution of a non-commutative contract, which generates loss to that Company, but much smaller loss than that represented by the other available alternatives.

(d)    This happens because article 245 of “Lei das S.A.” cannot be interpreted individually. Its reading needs to be conjugated by the interpreter with other rules relative to the administrators’ activity, especially, article 154 of the same law, which imputes to the administrator the duty to exercise his/her attribution in the Company’s best interests. Article 154 not only imposes on the administrator to make choice, but reveals that not to assume losses can, in certain cases, substantiate an activity which does not meet the best interest of the Company, if it is economically demonstrated that even greater losses for the Company will result from this attitude. It is imperative, in these cases, to interrupt the loss (the so-called stop loss).

(e)    In the case in question, the Joint Technical Information IT DPF/DFF/DDE 001/2017, which, in order to “subsidize the decision of Administration of Eletrobras with respect to the disposal of share control if the distributors”, analyzed the economic and financial aspects pertaining to the transfer of corporate control of the distributors of Eletrobras, concluded that “the operation of disposal of the share control of these companies controlled by Eletrobras is

16

ANDERSON SCHREIBER

TENURED PROFESSOR OF C IVIL LAW OF UE RJ

necessary and will contribute significantly to the financial equilibrium of Eletrobras, as the current panorama is unsustainable and, with this operation, continuity of losses to shareholders (STOP LOSS) will be avoided.” According to the comparative table of the costs involved in the disposal and in the other alternatives available to Eletrobras, the economic analysts concluded that “the least onerous option for Eletrobras is to dispose of the companies.”

(f)     The assumption of debts of approximately eleven billion reais, a debt for which Eletrobras is secondarily responsible, cannot be considered a performance by the administrators for the company to incur losses, for purposes of application of article 245 of “Lei das S.A.”, if the other alternatives available, especially, the liquidation of the distributors posting a deficit and the mere conservation of the current situation, prove economically more onerous to the Company than the path which covers the assumption of debts. In such a situation, as I see it, the prerequisites necessary to imputing liability to the administrators, based on article 245 of “Lei das S.A,” are not technically characterized.

33. These are the conclusions that reflect, in my opinion, the correct understanding of the matter, in light of Brazilian law.

Rio de Janeiro, December 25, 2017.

[signature found in the original version in Portuguese]

PROFESSOR ANDERSON SCHREIBER

17

Derrick Guy Phillips

SWORN PUBLIC TRANSLATOR & COMMERCIAL INTERPRETER
Portuguese/English
Authorized by the Board of Trade (JUCERJA) under No. 170 on March 5, 2010.
Individual Taxpayer (CPF/MF) No. 347.032.257-00
Rua da Quitanda 67/501 – City Center, Rio de Janeiro – 20011-030, Brazil
Tel.: (55-21) 2224.3803 / 3553.1938 – Cell phone: (55-21) 99182.0989
e-mail: derrickgp@gmail.com

I, the undersigned, hereby CERTIFY that a document written in PORTUGUESE was presented to me for translation into English, which I have done by virtue of my office, as follows:

TRANSLATION No. 4699/2017

(Report on 10 pages on a letterhead of **Bocater, Camargo, Costa e Silva, Rodrigues - Advogados Associados**)

Rio de Janeiro, December 27, 2017.

To:

Centrais Elétricas Brasileiras S.A. - ELETROBRAS

Att.: José Guimarães Monforte

President of the Board of Administration

Av. Presidente Vargas n° 409/13° andar, Centro,

Rio de Janeiro, RJ

CEP 20071-003

via e-mail

INTRODUCTION

1. Centrais Elétricas Brasileiras S.A. ("Eletrobras," "Company," "Client" or "holding company") submits a consultation with respect to questions that involve the dissolution or privatization of six electrical energy distributors ("EDEs") located in the north and

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northeastern regions of the country (*See note 1 at the end of the translation*) over which it holds shareholding control.

2. The EDEs, concessionaires initially created by the respective States, were acquired by Eletrobras by virtue of the provisions of article 2 of Law No. 9,619/1998 (*See note 2 at the end of the translation*) with the obligation of the legal norm to "implement the economic-financial and administrative reorganization measures required for the privatization of these companies, in accordance with the provisions of Law No. 9,491, dated September 9, 1997," with the subsequent divestment of shareholding control for the inclusion in the National Privatization Program ("PND").

3. The electricity distribution concession contracts were terminated due to the expiration of the term. Even if there had been a possibility of extending the term (*See note 3 at the end of the translation*), the shareholders of Eletrobras, meeting in an Extraordinary General Meeting held on July 22, 2016 (165th "EGM"), voted against the motion. Due to the constant losses resulting from the financial unviability of the subsidiaries,

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the EGM decided on the need to liquidate the distributors in the event the dispositions were not promoted until December 31, 2017, or if it was not possible to make remuneration - or the transfer of funds from the Federal Government - in sufficient amounts for the operation, maintenance and investments in the provision of the public utility.

4. Whatever the case, the concession was replaced by a service rendering regime, due to the essential nature of the public utility, by means of ordinances issued by the Ministry of Mines and Energy.

5. The current situation of the EDEs is as follows: (i) the aforementioned subsidiaries were classified as eligible for privatization within the scope of the Council of the Investment Partnerships Program of the Presidency of the Republic - "CPPI" - successor to the National Privatization Council - "CND", under the terms of Law 13,334/2016; (ii) the model of disposition was developed by BNDES, resulting in the passing of Resolution No. 20/2017.

6. This normative document establishes the conditions for the transfer to the private sector

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of the shareholding control of the EDEs owned by Eletrobras, in a manner associated with the granting of the concession of the electrical energy distribution service, in the respective areas of activity.

7. The transfer of the shareholding control of the EDEs shall occur in the amount of R$ 50,000 for each of the Distributors, conditioned to the realization by Eletrobras, prior to the effective transfer of the shareholding control, of adjustments in the capital structures of the EDEs through conversion of debt into equity capital or assumption of debts, by the holding company and/or third parties, in the following amounts: (i) one hundred thirteen million, seven hundred and seventy-nine thousand, eight hundred and seventy-one reais and ninety-nine centavos (R$ 113,779,871.99) owed by Eletroacre; (ii) one billion, eight hundred seventy-two million, five hundred twenty-two thousand, four hundred sixty-three reais and forty-two centavos (R$ 1,872,522,463.42) owed by CERON; (iii) R$ 50,000.00 (fifty thousand reais) owed by CEPISA; (iv) R$ 50,000.00 (fifty thousand reais) owed by CEAL; (v) R$ 342,120,486.20 (three hundred and

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forty-two million, one hundred and twenty thousand, four hundred and eighty-six reais and twenty centavos) owed by Boa Vista Energia; and (vi) eight billion, nine hundred and eleven million, eight hundred and sixty-six thousand, five hundred and fifty-eight reais and ninety-four centavos (R$ 8,911,866,558.94) owed by Amazonas Energia. Based on the provisions of Article 4, Paragraph 10 of Decree No. 9,192/2017, the resolution also established, that the disposition in question shall be resolved by the shareholders of Eletrobras no later than February 1, 2018.

8. In view of the possibility of recouping the loss of its subsidiaries, Eletrobras contracted the opinion of renowned jurists on the legality of the assumption of the debt or an increase in capital, the amount of which, as we have been informed, is in excess of R$ 11 billion.

9. The issue faced was the responsibility of the directors of the state-owned company for the abuse of the Federal Government's power of control over the years, as the acquisition of the EDEs and their maintenance in a situation of financial precariousness stemmed from legal and

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political measures arising from the Controlling body and creator. In addition, the Client wished to know about the possibility of dissolution of the subsidiaries, even though they may still be privatized, as previously decided by the 165th EGM.

10. The jurists followed similar lines of reasoning. For them, article 245 of Corporation Law (LSA), which regulates transactions with related parties, aims at safeguarding the commutativity necessary for the preservation of the interests of shareholders other than the controlling shareholder.

11. As if this was not enough, they understood that the EDEs should be liquidated along with the termination of the concessions and that, therefore, it would be lawful to apply article 23 of Law No. 8,029/1990 (*See note 4 at the end of the translation*), in the sense of the assumption of debts, not by Eletrobras, but by the Federal Government.

12. Accordingly, from this standpoint, Eletrobras would be the beneficiary of the transfer of liabilities to the Federal Government, instead of assuming the debt as foreseen in the model

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produced by BNDES.

13. The fact is that, as we were informed, the Federal Government refuses to cover the liabilities, which will inevitably lead to a conflict between the Client and its controller. This situation will prevent the definitive solution of the problems arising from the responsibilities of Eletrobras in relation to the EDEs.

14. The scale, complexity and impact that this privatization operation will provoke for Eletrobras imposed upon its organs of administration the adoption of special measures in order to ensure that the decisions that may be adopted by its Directors are duly endorsed by the Company's internal legal team, by external consultants and, mainly, for the best interests of Eletrobras.

15. In this regard, Bocater, Camargo, Costa e Silva, Rodrigues - Advogados Associados, were asked to draw up an opinion on some of the relevant points of the operation, which will be developed more comprehensively in the final version of the opinion. Given the urgency of the Company's requirements, since decisions need to

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be adopted by January 28, 2018, we were requested to present, in summarized form, a draft of the conclusions of the opinion that is currently being prepared, which follows below.

INTERPRETATION OF ARTICLE 23 OF LAW 8,029/90 IN THIS SPECIFIC CASE - AUTOMATIC INAPPLICABILITY TO SECOND ECHELON STATE-OWNED COMPANIES

16. Initially, we intend to demonstrate the flagrant difference between the constitution and the extinction of first and second echelon government-controlled (private) companies, under the terms of items XIX and XX of article 37 of the Charter of 88.

17. Since we are dealing here with the creation of a first echelon state-owned company (XIX), it is an act that is, as a matter of course, a departure from the free market regime established as normal and ordinary in the constitutional economic order of 88. So much so that article 173 states that this intervention will only occur if one of two assumptions is present: the relevant collective interest or the national security imperative.

18. This is not the case, however, with the creation of subsidiaries/controlled companies. In

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this case, State intervention in the economy is not properly configured, since this already occurred normally before with the creation of the first echelon state-owned company. In this type, the creation of subsidiaries/controlled companies reveals the normal exercise, by the government-controlled (private) company, of its corporate management powers.

19. Therefore, there is no way of mandatorily opposing the liquidation of an entity, indirectly controlled, to the Federal Government. The latter does not determine the creation of the subsidiary, to the extent that it is a management act practiced by the first echelon state-owned company. In this sense, we do not agree with the interpretation about the mandatory nature of the application of article 23 of Law No. 8,029/1990 to second echelon state-owned companies.

20. The Federal Government cannot serve as universal guarantor and be obliged to assume the debts of the second echelon state-owned company, in violation of the rules limiting its equity liability as shareholder of the first echelon state-owned company. The extensive interpretation given by the aforementioned expert opinions may

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result in unbearable financial burden to the Federal Government, holding it accountable to all the subsidiaries of its state-owned companies.

21. In addition, two possible interpretations should be immediately rejected: (i) the first, which indicates the possible inclusion of second echelon state-owned companies on account of entities subject to extinction through "administrative act" or "contract," as is the case of the subsidiaries; and (ii) that the term "entity" *(See note 5 at the end of the translation)* encompasses the subsidiaries.

22. One, it is clear from the legal text that the terms "administrative act" and "contract" *(See note 6 at the end of the translation)* refer to "rights and obligations," and not to the "extinct or dissolved" entity. This is the content of Decree No. 1647/1995, which regulates Law No. 8,029/1990. Two, because the term "entities" is the same as in article 4 of Decree-Law 200/1967 which deals with legal entities created directly by the Federal Government, namely the first echelon state-owned companies.

23. Nonetheless, it is worth remembering that administrative acts can determine the extinction,

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in practice, of given first echelon government-controlled (private) companies that provide public service, not just second echelon government-controlled (private) companies. In some cases, these legal entities are only the long arm of the Public Administration, which is understood to act directly in a certain sector of the economy. However, if a decision is made to use a third party, always by means of a concession preceded by a public tender, it is sufficient to switch from a legal to a contractual delegation. This is the case, for example, with INFRAERO which, although constituted by law, has airports granted by mere administrative act, which can be revoked at any time.

24. As if this was not enough, article 21 of Law No. 8,029/1990 expressly determines the application of Corporation Law (LSA), specifically article 208, which it delegates to the General Assembly to decide upon liquidation, convoked by the Attorney General of the National Treasury. However, the acts provided for in article 21 are not compatible with the extinction of subsidiaries, but only of first echelon state-

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owned companies.

25. Nor can the thesis be advocated that article 24 of Law No. 9491/1997 (*See note 7 at the end of the translation*) would result in an automatic command of assumption of the debts by the Federal Government in the event of inclusion of disposition of the subsidiaries under the privatization program. The incidence of Law No. 8.029/1990, the application of which is determined by that device, should be understood as being to the extent that "it is appropriate." Accordingly, the opinion is maintained that the assumption of the debts of second echelon state-owned companies by the Federal Government is not mandatory.

26. Whatever the case, the Federal Government can decide to assume the debt: this is an option permitted by Decree No. 244/1991. In this case, Law No. 8,029/1990 applies to the extent that it is appropriate.

27. In short, the allegation of abuse of power of control bears no relation to the incidence of article 23 of Law No. 8,029/1990, which cannot be used to eventually reimburse the state-owned company that has suffered some type of damage due

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to conduct perpetrated by its controller.

THE RESPONSIBILITY OF THE ADMINISTRATORS AND THE COMMUTATIVITY OF OPERATIONS BETWEEN RELATED PARTIES

28. Regarding the fiduciary duties of administrators of corporations, they are substantially outlined in articles 153 et seq. of Law No. 6,404/76, emphasizing, in the case in question, the duty of diligence, which requires that their duties must be exercised in order to achieve the company's social interest, in view of its social function.

29. In a transaction situation involving related parties - the company and its subsidiary or the company and the controlling entity, in this case, the Federal Government - the administrators should adopt an even more zealous position in the performance of their fiduciary duties. In such cases, article 245 of Brazilian Corporation Law stipulates that "strictly commutative conditions" be observed between the parties involved in such operations.

30. In order to comply with the provisions of the governing laws and the resolution adopted at the 165th Extraordinary General Meeting held on July

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22, 2016, the Administrators of Eletrobras - Directors and members of the Board of Directors - in conducting, making decisions and proposals that may be submitted to the hierarchically superior corporate organs, have the duty to seek the most advantageous result for the Company among the options that may be legally possible, for the disposition of the shareholding control of the EDEs or, at most, to propose their dissolution or liquidation, if it is concluded that some or all of these companies are not viable. For this purpose, the Administrators should analyze all possible alternative solutions, highlighting the respective advantages and disadvantages of each one, especially the costs that should be borne by Eletrobras, in the short, medium and long-term perspective.

31. In the case in question, the disposition of the shares representing the shareholding control of these companies for the privatization of the EDEs is considered a priority option. However, doubts were raised as to whether this option would be less costly for Eletrobras, vis-à-vis the alternative of moving forward with the dissolution and liquidation of the EDEs that were

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classified as inviable from the economic and financial standpoint.

32. As pointed out in the first part of this report, the hypothesis that the Federal Government should absorb all burdens and charges in the event of liquidation of any of these companies is rejected, therefore, there remains the need to promote a comparative analysis between the alternative of privatization through alienation of the control of the EDEs and the dissolution and liquidation exclusively at the expense of Eletrobras.

33. It is therefore necessary that any decision in this respect be made on the basis of internal studies and studies by specialized consultants that demonstrate the advantage of one alternative over another so that they can be the basis for a decision by the Administration on the best path to be followed by the Company, duly taking into account the fiduciary duties of Directors and Councilors.

34. It is important to note that, in this analysis, special attention should be given to checking the commutativity of a possible transaction between related parties, especially

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regarding the assumption of debts by the holding company, without, however, taking into account the positive impacts privatization of the EDEs will bring to the future strengthening of Eletrobras, which will result in the elimination of the bloodletting caused by the need for financial support of these companies over and above the recovery of their investment capacity.

35. Given the complexity and sensitivity of the matter, the duty of diligence of the administrators will also consist in the preparation and good organization of necessary and sufficient informational material so that the shareholders can clearly understand the subjects to be debated and deliberated upon. The Board should therefore collect and organize the information necessary for the resolution, with the identification of possible solutions and the risks derived from each option. It will be incumbent upon the Board of Directors to examine the material received from the Board of Executive Officers, requesting supplementation, if it deems it appropriate, and deliberating on the convening of the relevant general meeting to be held on February 2, 2018.

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36. In the forwarding of the material for deliberation at the meeting, the directors, the administrators and the Board of Directors must present recommendations on the proposed solutions, highlighting their advantages and disadvantages for the Company, pursuant to CVM Instruction No. 481/09.

37. In this respect, the administrators should behave in a manner that shows that they are acting in a disinterested, informed and pondered manner, so that the social interest and public interest inherent in the government-controlled (private) company can be made compatible (without prejudice to the interests of the stakeholders), always seeking the operational efficiency of the Company and its perpetuity.

38. Considering the inapplicability of article 23 of Law 8,029/90, as indicated above, and the Federal Government's firm understanding regarding the lack of succession in relation to the rights and obligations of the EDEs vis-à-vis third parties and Eletrobras itself, in the event of dissolution and liquidation of these companies, we understand that the Administration's recommendation for taking advantage of the

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opportunity to dispose of the corporate control of these companies, in the manner recommended by BNDES, is in line with the legal precepts indicated above, assuming the following:

38.1 - that there is a clear and unequivocal demonstration that the costs of liquidation of the EDEs, if the hypothesis of liquidation at the expense of Eletrobras is adopted, are equal to or higher than the charges imposed by CPPI Resolution No. 20/201;

38.2 - the disposition of control will provide Eletrobras with an accounting benefit of R$ XXX, which would not occur in the event of liquidation;

38.3 - with the disposition of control, Eletrobras management may dedicate itself exclusively to the business activity of generation and transmission of electrical energy, which effectively contributes to the development of the company.

39. Considering the alternative of liquidation of the EDEs based on the succession, by the Federal Government, of the burdens and charges arising from this procedure, is not the option that best meets the social interest or even the public

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interest that justified the creation of Eletrobras, bearing in mind that the adoption of a decision to seek reimbursement from the Federal Government based on article 23 of Law 8029/90 will result in long and painful judicial litigation within the scope of the Federal Judiciary, with a probable negative outcome.

João Laudo de Camargo

Francisco da Costa e Silva

2. Article 2° Once shareholding control has been acquired in the manner stipulated in the preceding article CEAL, CEPISA, CERON and ELETROACRE shall be included in the National Privatization Program - PND, whereby ELETROBRÁS shall be responsible for implementing the economic-financial and administrative corrective measures required for the privatization of same, in accordance with the terms of Law No. 9,491, of September 9, 1997.

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3. Under the guise of the stipulation contained in article 7 of Law No. 12,783/2013.

4. Article 23. The Federal Government shall succeed the entity, which may come to be extinguished or dissolved, in its rights and obligations arising from legal norm, administrative act or contract, as well as other pecuniary obligations.

5. Article 23. The Federal Government shall succeed the entity, which may come to be extinguished or dissolved, in its rights and obligations arising from legal norm, administrative act or contract, as well as other pecuniary obligations. (Law No. 8029/1990)

6. Article 23 of Law No. 8029/1990

7. Article 24. In the event that the National Privatization Council shall decide to dissolve a company included in the National Privatization Program, the provisions of Law No. 8,029 of April 12, 1990, shall apply, where appropriate.

*** This translation confers no judgment on the merit, authenticity, veracity and/or content of the document herein translated. There was nothing further in the document, to which I attest.

Rio de Janeiro, December 28, 2017.

Fee paid: 20 x R$62.00 = R$1.240.00 - X business days

Annex 8.g– Loeser e Portela Legal Opinion

Fernando Loeser
Durval Araújo Portela Filho
Enrique Tello Hadad
Gileno Gurjão Barreto
José Augusto Sollero Figueira

Paulo Vital Olivo
Carmelita Helena Ussami Ferrari Leite
Eduardo Alfonso Urrutia Depassier
Eric Livius Fernandes
Letícia Marques Netto
Letícia Schroeder Micchelucci
Lilian Cristina Lang
Luciana Nini Manente
Marcello Palma Bifano
Maria Carolina Gomes de Barros Carnaúba
Priscila Regina de Souza
Rita de Cássia Nader
Ivana Ribeiro Cota Nascimento
Juliana Visconte Marteli
Marcela Turani Palhares
Rachel Martins Rennó
Wellington Roberto Ferreira
Alladon Magalhães Nóbrega
Aline de Oliveira Moreira

Denise Cardoso Tavares

Fernanda Yume Nakada

Vinicius Silva Couto Domingos

Barbara Sthefania de Campos

Bibianna Valadares Versiani Paula Peres

Daniel Pessoa Domenech Varga

Fernando Trave Perfetto

Lais Helena Horta Maia

Marcia de Oliveira Camões Bessa

Rodrigo Minhoto Ferreira

Bruna Meyer

Fabiana Baptista Tablas

Fernanda Gallo de Carvalho

Júlia Rodrigues Mendonça

Juliana Zago Abraham

Leonardo Fonseca Borges

Luiz Antonio Furtado Júnior

Mauricio Santos Nucci

Renato Pereira Ribeiro

Alex Ribeiro da Costa

Isadora La Banca Schwartzmann

Luiza Barreto Marinangelo
Thaís de Almeida Travanca
Thaisa Miccoli Silva

CONFIDENTIAL

December 21, 2017

Re: Centrais Elétricas Brasileiras S.A. – Eletrobras – privatization process of distribution companies held by Eletrobras

The purpose of this technical note is to present brief legal considerations regarding the main points raised in three (3) documents issued by Mr. Nelson Eizirik, Mr. Arnold Wald, and Mr. Gustavo Binenbojm, in addition to the Opinion PGFN/CAS/No. 2052/2017, all of those related to aspects of the privatization process of the following power distribution companies: Companhia Energética do Piauí (CEPISA); Companhia Energética de Alagoas (CEAL); Companhia de Eletricidade do Acre (ELETROACRE); Centrais Elétricas de Rondônia S.A. (CERON); Boa Vista Energia S.A. (BOA VISTA); and Amazonas Distribuidora de Energia S.A. (Amazonas Distribuidora), which, jointly, are referred to herein as Distribution Companies.

The document forwarded by the Governance Office of the Board of Directors of Eletrobras asks for legal considerations regarding the legality of the model to sell the Distribution Companies proposed to Eletrobras, namely because of notes and exceptions raised by the above-mentioned attorneys regarding obligations that are imposed to the company in the  privatization process of the Distribution Companies.

According to information provided, the forwarded documents “follow the understanding that the model to sell the EDEs (“Distribution Companies”) presented by BNDES imposes to Eletrobras, acting as controlling agent, noncommutative obligations that would be in disagreement with provisions of Law No. 6,404/76, like: Article 153, Article 154, caput and §2, line “a”; Article 155, II; Article 245. Furthermore, the document mentions that the current model of sale approved by BNDES would create civil and administrative liability to the managers of Eletrobras, including under the Improbity Administration Law.

e-mail: lpadv@lpadv.com.br

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I – Limitation of Scope

Our work reflects our best understanding regarding the interpretation and application of Brazilian laws.

Regarding interpretation of Brazilian laws, there may always be different understanding or interpretation, including in contrary to those presented in our works, namely referring to matters to which there is no case law issued by Brazilian courts, reason why we are unable to ensure that any court or authority in Brazil will not issue different opinions and interpretations of the rules regarding the scope of our work.

In this sense, we may not be responsible for any actions, complaints, contingencies, expenses, or costs related to the services proposed herein, that may arise out of different interpretations and understandings of Brazilian laws, eventually adopted by any court or authority in Brazil, related to matters discussed herein.

Due to the extremely short time available to present the considerations below (less than 24 hours), our comments are presented as an executive summary, where we address the aspects deemed to be most relevant to understand the matter and its legal consequences considering applicable facts related to the privatization process of the Distribution Companies.

II – Introduction

As brief introduction and aiming to avoid being in this topic for too long, following receipt of the proposal of the model to sell the Distribution Companies, Eletrobras has asked the General Attorney’s Office, which, following issuance of Note No. 00592/2017/Conjur-MME/Conjur-MP/CGU/AGE, forwarded to the General Counsel Office of the National Treasury (“PGFN”), a legal opinion on points raised by Eletrobras and that are related to the possible privatization process of the Distribution Companies.

In turn, the PGFN has issued Opinion PGFN/CAS/No. 2052/2017, where it concluded as follows:

“i) Article 23 in Law No. 8,029/1993 is fully inapplicable, due to the eventual incurrence of the terms in Article 5 in Decree No. 9,192/2017; and

ii)   Eletrobrás itself, either by a corporate decision (Article 206, I, "c" in Law No. 6,404/1976), or even factual necessity – termination of the corporate purpose of the company (Article 206, I, "a" in Law No. 6,404/1976), is responsible for proceeding with the acts related to eventual dissolution of the controlled companies, under privatization process, and later liquidation of said companies.”

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Simultaneously, Eletrobras has also commissioned opinions from three (3) attorneys, some are the same and others are different, related to the privatization process of the Distribution Companies.

It is important to note that we did not have access to documents made available to these attorneys and to the PGFN to prepare their respective opinions. Our position is based on current legislation, as well as on facts studied during several assessments carried out since our retention under the Mais Energia B Consortium.

In this sense, after analyzing the four (4) documents above mentioned, which have been provided to us on December 20, 2017, at 07:06 p.m., we found that the questions raised by Eletrobras focus on two (2) main issues:

(i)            The legality of the proposed model regarding the suggestion to have Eletrobras assuming the debts from the Distribution Companies; and

(ii)           Whether or not the terms in Law No. 8,029/1990 apply to this case.

III – Factual issues

Upon analyzing the opinions issued by the three (3) attorneys, it is clear for us that the main premises used by them to prepare their studies are mistaken, especially regarding the proper understanding of the modeling proposal for the privatization of the Distribution Companies.

Thus, it is important to clarify the following:

III.1. Extension of the concession term:

On June 2, 2015, with Decree No. 8,461/2015, which regulated the extension of power distribution, ANEEL started the Public H038/2015, by means of Technical Note No. 0175/2015-ANEEL, aiming to gain subsidies and additional information to improve the model of the Amendment of the Concession Agreement.

Considering that the term of the Concession Agreements would expire soon, the Distribution Companies filed before ANEEL a request to renew the terms of those Agreements, under the terms in Subclause Two in Clause Three of those Agreements, under which the request for extension of the concession should be submitted up to thirty-six (36) months prior to the end of the term of the Agreements.

ANEEL, by means of Order No. 3,540/2015, has approved the presentation to the MME of the drafts of the Amendments to the Concession Agreements of the Distribution Companies.

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The 164th Extraordinary Meeting (“AGE”) of Eletrobras was held on December 28, 2015, to deliberate, without limitation, about the execution of the Amendment of the Concession Agreement. However, this matter has been removed from the agenda due to an Order by the MME, issued on the same day, granting a new two hundred and ten (210) days for the Distribution Companies to execute the Amendment.

Eletrobras hired Deloitte Touche Tohmatsu Limited to evaluate if, under the financial economic point of view, it was beneficial for Eletrobras to extend the concession agreements of the Distribution Companies. In the opinion of this consulting company, the answer was negative for most of the Distribution Companies.

On July 22, 2016, the 165th AGE of Eletrobras approved the return of the concession of the Distribution Companies and the adoption of measures for their respective liquidations in case of (i) failure to transfer the respective shareholding control by December 31, 2017; and (ii) the Distribution Companies no longer received funds needed for their respective operations directly from the Federal Government.

In short: the shareholders of Eletrobras, freely, made a corporate decision.

III.2. Model Proposal

The model proposal prepared by the Consortium Mais Energia B was based on an analytical framework comprised by nine (9) pillars, among which we note:

(i)            Risk mitigation – as part of the process to define the selling price, the impact and value of contingencies that had not been provisioned had to be evaluated, as well as eventual alternatives to mitigate those, considering investor and Eletrobras perspectives in order to reduce risks related to the sale;

(ii)           Stakeholders and investors – in order to make the privatization process and selling model viable and optimum, the study has considered the perspective of different stakeholders (for instance regulating entities, government bodies, and consumers), in addition to investors, who had their interest in acquiring distribution companies and their points of view analyzed through market sounding studies; and

(iii)          Evaluation of synergies – eventual synergies between the companies have also been analyzed and considered in the model, studying opportunities of synergies of their operations to find possible value leveraging.

In addition, one of the overview aspects of the model proposal was to “to make viable alternatives and solutions that allow generating value to the current shareholder without prejudice to consumers and public authority, including mechanisms that allow gaining value

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in the medium and long term in the future operation, as there is a need to capitalize the distribution companies to make the privatization auction viable.”

In view of the above, it is clear that the model proposal for privatization of the Distribution Companies was prepared aiming to protect not only the Distribution Companies themselves, but their shareholders, the shareholders of their shareholders, the consumer and the public authorities. For that, several scenarios have been studied, including the possibility of liquidation of these Distribution Companies.

IV – Proposal of privatization model

IV.1. Assumption of debts of the Distribution Companies by Eletrobras

Premises adopted by the three (3) attorneys are clearly mistaken because there is, indeed, a consideration for Eletrobras to assume eventual debts of obligations from the Distribution Companies, therefore, with no infringement to the terms in Article 245 in the Law of Corporations (Law No. 6,404/1976).

Under the terms of Article 245 in the Law of Corporations, the “managers may not, in prejudice of the company, favor an affiliate, controller, or controlled company, being responsible for ensuring that the operations between companies, if any, comply with strictly commutative conditions, or with proper compensation payment; and respond before the company for losses and damages arising out of acts perpetrated with infringement to the terms in this article.”.

As noted by Modesto Carvalhosa, the terms set forth “the two-way, in the sense that none of the companies comprising a non-conventional group, or in fact, may favor or prejudice others. The manager is responsible for complying with the principles of prudence and loyalty while defending the business interests of the company, not being allowed to, in prejudice of the company, establish relationships with affiliates, controller, or controlled companies, that aim the benefit of the latter in prejudice of the former, under their management.”1.

It is evident that the goal sought by such legal terms is the balance between transactions performed between companies in one same group. It is not commutative nature deemed as a mathematically precise equivalence, but, to have business under fair conditions, considering the specificities of the case in question and, especially, the alternatives placed before the managers. Thus, it is not possible to apart the circumstances of the case from the purposes of the lawmaker.

In this sense, Modesto Carvalhosa teaches:

1 Carvalhosa, Modesto. Comentários às Lei de Sociedades Anônimas [Comments to the Law of Corporations], volume IV, Tomo II, Editora Saraiva, 4th edition, 2011, p. 61.

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Out of all, the criteria for comparative determination, in the businesses between affiliate, controller, or controlled companies, the best market conditions must always be complied with, in the sense indicated above, considering the specificities of each concrete case. (...)

Losses caused by the manager, therefore, to his own company, arise out of the failure to strictly comply with the convenience and opportunity criteria while entering into legal businesses with other companies in the same group.2

Nelson Eizirik3 explains that commutative conditions are not seen when “(i) the business was made outside standards adopted in the market; (ii) the best interests of the company are  not taken into account in order to enter the business transaction; or (iii) if the business was to be entered with independent parties it would not have been closed.”

Reinforcing the idea of commutative nature as a fair operation, in face of opportunities available to the company and the final results of the operation as a whole, Nelson Eizirik explains that “the proper compensation corresponds to the economic concept of opportunity costs, developed by Marshall, according to which, the costs should not be considered as absolute costs, but as a second-best opportunity of benefits that is not taken. Thus, there may be a disadvantageous deliberation for the company which is part of the group, made by its controlling shareholder, provided that there is proper compensation.

In such case, there is no conflict of interest, because the corporate interest, under the equity aspect, is complied with, as there is no final damage. There is no abuse of the control power either, as there are no losses to the company.”4.

Therefore, “[the] purpose of the law is to avoid that the company favors, with prejudice to itself, the controller or any other company of the group. Favoring presumes partiality: there is no favoring when the company contracts at prices that are current in the market or fixed by the State, or under the same conditions that would be used to contract with third-parties”5.

Similarly, the Federal Court of Accounts sets6:

2 Idem, p. 64.

3 EIZIRIK, Nelson. A Lei das S/A Comentada. [The Law of Corporations with comments] volume III, São Paulo: Quartier Latin, 2011, p. 359 and 360.

4 EIZIRIK, Nelson. A Lei das S/A Comentada. [The Law of Corporations with comments] volume III, São Paulo: Quartier Latin, 2011, p. 361.

5   Pedreira, José Luiz Bulhões. Sociedades Coligadas, Controladoras e Controladas [Affiliate, Controllers, Controlling Companies], in Alfredo Lamy Filho e

José Luiz Bulhões Pedreira (Org.), Direito das Companhias [Law of Companies], Rio de Janeiro: Forense, 2009. p. 1941.

6 Decision 2,254/2005 – Panel, Federal Court of Accounts, -judged on Dec 13, 2005.

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11.1.31 – commutative operations or with proper compensation payment are the ones that offer advantages to the seller as well as to the buyer of assets and services. In this sense, in operations between controller and controlled, it should not be characterized that one party has given up of a specific benefit in favor of the other, without demonstration that somehow, it has been compensated. In light of this rule, it must be understood that the non-commutative or non-compensated operation may be executed, provided that there is no loss for the party that apparently has given up a possible advantage. Evidently, such loss must be considered in the broadest sense, involving not only the simple definition that considers expense less income, but also abstention in favor of third-parties. The basis in business must be the perfect partnership between the companies. Each one should seek to meet its individual purposes, as they are separate legal entities and have different corporate composition, with different expectations and purposes.

In view of the above, it is easy to see that mere textual references to the privatization process or the assumption of debts are not sufficient to determine the best interpretation of the terms in Article 245 .in the Law of Corporations. The final understanding granted to the theme should integrate, mandatorily, the conditions of the concrete case, the alternatives granted to the managers of Eletrobras and the resulting benefits for group companies.

In this sense, considering the premises as mentioned above and that are accepted by the doctrine and by regulating bodies, it is required to confirm if they are present in the model proposal or if the hypothesis of liquidation – the sole alternative in case of rejection of the model

– would offer greater advantages to the Companies.

Our understanding, upon analysis of the facts, is that the liquidation scenario is highly prejudicial to the interests of Eletrobras and its shareholders, as it brings a series of risks to the Company and its shareholders.

It is known that the Distribution Companies present significant negative equity value (market value) which makes them extremely unattractive for any corporate solution, especially a possible sale (see item IV.2. below on liquidation vs. sale of shareholding control).

Thus, adjusting the equity value of the Distribution Companies to be positive is not an option, but a need, in order to make feasible any chance of having the Distribution Companies acquired by any third-party, specialized companies of the sector that have better access to funding sources and greater chances of developing the businesses of the Distribution Companies.

In this sense, to adjust the equity value of the Distribution Companies without prejudice to the main shareholder, in this case, Eletrobras, and its stakeholders (see item III.2 above), the best alternative found was to capitalize the Distribution Companies, using of the criteria below:

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(i)  conversion of debts into capital, as Eletrobras holds billionaire credit rights with the Distribution Companies, which recoverability has not been made effective for years. This is the option where Eletrobras uses credits held against the Distribution Companies (again with no short-term perspectives to be received, especially in a liquidation scenario), to increase the number of shares held in the capital stock of the Distribution Companies; or

(ii)  assumption of debts of the Distribution Companies with third-parties. In this case, by assuming these debts, the Distribution Companies become debtors to Eletrobras, which then will hold a credit against the Distribution Companies. This credit, in this hypothesis, will be converted into interest in the Distribution Companies, that is, Eletrobras increase the number of shares held in the capital stock of the Distribution Companies, by means of capitalization of such credit.

Regarding the last aspect, it is important to note that, as much as there has been no decision regarding the debts to be capitalized7, it should be considered that in many cases, Eletrobras appears as guarantor of debts acquired by the Distribution Companies before third-parties.

Thus, the fact that it assumes the debt of the Distribution Companies is not different from the effective practice adopted by Eletrobras, as is the case of the following contracts: (i) Debt Confession Private Agreement, dated March 27, 2012, between Petrobras Distribuidora S.A. and Amazonas Distribuidora, in the amount of R$849,635,654.18; (ii) Agreement ECF 439.452-51/2014 dated August 11, 2014, executed between Caixa Econômica Federal and Cepisa, in the amount of R$94,906,440.00; and (iii) Debt Confession Agreement, dated December 31, 2014 and Eletrobras .Resolution 128/2015, dated October 2, 2015, between Petrobras Distribuidora S.A. and Ceron, in the amount of R$961,061,034.55. That is, in case of eventual dissolution, Eletrobras could be subject to third-party claims, considering the current scenario of the Distribution Companies.

In view of the above, and different from what is mentioned by the three (3) attorneys retained by Eletrobras to prepare the model proposal, the assumption of the debt of the Distribution Companies by Eletrobras does, indeed, offer benefits to Eletrobras vis à vis the liquidation option.

First, credits (which recovery is unlikely in a liquidation scenario) are converted into the receipt of shares of the Distribution Companies, an operation that is essential for the sale of shareholding control of the companies. Also, the sale of the shareholding control of the Distribution Companies will provide Eletrobras with the opportunity to no longer reflect in its

7 The model studies prepared by the Consortium Mais Energia B have considered these debts based on the financial statements of each Distribution Company. The analysts of Eletrobras, considering opportunity and convenience, are responsible for choosing which debts should be part of such adjustments.

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financial statements the repeated losses the Distribution Companies have been continuously incurring on.

In addition, if the option for subscription of capital stock in up to 30% is exercised8, Eletrobras is granted with the possibility of receiving dividends in every Distribution Company9, where R$370,272,694 (three hundred and seventy million, two hundred and seventy two thousand and six hundred and ninety-four reais) in CEAL, R$537,676,385 (five hundred thirty seven million, six hundred and seventy six thousand, three hundred and eighty-five reais) in CEPISA, R$238,335,484 (two hundred and thirty eight million, three hundred and thirty five thousand and four hundred and eighty-four reais) in Eletroacre, R$300,247,700 (three hundred million, two hundred and forty-seven thousand and seven hundred reais) in CERON and, lastly, R$404,828,848 (four hundred and four million, eight hundred and twenty eight thousand, eight hundred and forty eight reais) in Amazonas Energia. This fact corresponds, indeed to a counterpart of a substantial value, which result would only increase the value of Eletrobras shares.

In fact, as much as the sale value of the Distribution Companies is not significant (R$50,000.00), the benefits of such sale should be analyzed in order to determine if Eletrobras will have greater economic-financial losses, should it decide upon the liquidation of the Distribution Companies (automatic decision should there be no privatization process) instead of approving the model proposal of the Consortium as detailed in item IV.2 below. This is unequivocally, an analysis of the convenience and opportunity referred to by Modesto Carvalhosa.

In addition, the amount of R$11.2 billion in debts held by the Distribution Companies, as a condition for the transfer of the shareholding control of the Distribution Companies, cannot be deemed as a fixed figure, unchangeable and non-individual, as this amount is not related to the concepts contained in the proposed model, as this is proportional to each Distribution Company, as seen below:

(i)            R$50,000.00 is the amount needed by CEAL to adjust its equity value;

(ii)           R$50,000.00 is the amount needed by CEPISA to adjust its equity value;

(iii)          R$113,779,871.99 is the amount needed by ELETROACRE to adjust its equity value;

(iv)         R$1,872,522,463.42 is the amount needed by CERON to adjust its equity value;

(v)          R$342,120,486.20 is the amount needed by Boa Vista to adjust its equity value; e

(vi)         R$8,911,866,558.94 is the amount needed by Amazonas Distribuidora to adjust its equity value.

8 Article 17 Resolution No. 20/2017 – CPPI.

9 According to a memorandum provided to Eletrobras on the prediction of dividend distribution in the Distribution Companies, based on the post-privatization scenario, prepared by the Consortium Mais Energia B

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In other words, and analyzing the figures above, most part of the R$11.2 billion in debts held by the Distribution Companies is solely of Amazonas Energia, that, due to the need to finish the unverticalization process to be privatized, lacks legal readiness for this privatization process. In addition, even if the specificities are timely solved, Eletrobras may decide, at its sole criteria, that it should not be included in the privatization process. This is not a binary process, as, inadvertently, the opinions lead to believe.

It is important to note that the debts to be converted into investment by Eletrobras in the Distribution Companies do not require evaluation, as they present certain net value; therefore, upon conversion of these debts in investment in the Distribution Companies, the value adopted is the same as if it was adopted by companies that are not part of the same economic group, thus, demonstrating, again, the commutative nature of the alternative suggested by the Consortium.

In this context, accepting the premise used by the three (3) attorneys that there is no counterpart for Eletrobras to capitalize the Distribution Companies, either by conversion of debts held against the Distribution Companies or by conversion of credits arising out of the assumption of the debts by third-parties, it is wrong and far from the factual and conceptual basis that supports the model proposal.

The doctrine, as much as the Policy of Transactions between Related Parties of Eletrobras Companies 10guide towards the execution of commutative nature tests to determine the legitimacy of the behavior of the shareholder and the manger in operations between related parties, which is the case in casu.

Showing the importance of the circumstances of the concrete case in the decision making, this Policy determines that “The analysts of Eletrobras companies must examine the proposed TPR regarding alternatives available in the market in an informed, reflected, and uninterested way, and choose the one that best suits the interest of the company.”

There are two basic tests in this sense, used in North-American practice, as noted by Modesto Carvalhosa11: “a) comparing the business transaction with a hypothetical one; b) comparing the business transaction with similar ones, carried out in the market.”

These tests are known as “Fairness Test” and “Arms-length Bargain Comparison” in the Policy of Transactions between Related Parties of Eletrobras Companies, and they demonstrate the inapplicability of eventual understanding defining the commutative nature as mere expression

10

http://eletrobras.com/pt/GestaoeGorvernancaCorporativa/Estatutos_politicas_manuais/Pol%C3%ADtica%20de%2 0Transa%C3%A7%C3%B5es%20entre%20Partes%20Relacionadas%20das%20Empresas%20Eletrobras.pdf

11 CARVALHOSA, Modesto. Comentários à Lei de Sociedades Anônimas. [Comments to the Law of Corporations]

4th  Volume, Tomo II. São Paulo: Saraiva, 2003, p. 32.

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of arithmetic equivalence disregarding the broad benefits for the companies, considering the factual context in the decision-making.

None of the positions expressed by the three (3) attorneys who, in turn, do not consider any economic financial analysis of the transaction, mentions any comparison between hypothesis available or presented to be considered by the managers, being solely based on the premise that there is no counterpart.

In this context, and considering similar business transactions according to the texts required in the Eletrobras Policy, it is important to note that the restructuring of the capital approved by the CPPI is not new in the Brazilian power sector and, consequently, to ANEEL and Eletrobras. This is precisely what happened with Companhia Energética do Maranhão, CEMAR, in 2004.

After facing serious economic financial issues, ANEEL has approved a restructuring plan that year, which included capitalization and negotiation of debts related to Eletrobras and Eletronorte, among other creditors.

According to information provided at the site12of the regulating agency, the decision, published in the Official Gazette on February 3, 2004, provided for the transformation of the totalcredit of R$150 million in the Eletrobras holding into interest hold in the capital stock of CEMAR up to the limit of 40% or issuance of debentures. It also included renegotiation ofremaining debts with the state-owned company and the subsidiary Eletronorte in the total amount of R$276.5 million.

It is important to note that this restructuring was object of a Relevant Fact13, as CEMAR was public company and the operation has faced no objection by the Comissão de Valores Mobiliários (CVM).

In turn, the strategy of capitalizing in order to make feasible a business transaction instead of termination of the activities and later liquidation (as is the case with the Distribution Companies object of privatization) was exactly what the French-company FNAC did while announcing the transfer of its operations in Brazil to Livraria Cultura recently in July 2017.

According to information disclosed by the press14, the agreement does not mean that Livraria Cultura paid for FNAC, but precisely the opposite. FNAC Darty,a public company incorporated

12

http://www.aneel.gov.br/home?p_p_id=101&p_p_lifecycle=0&p_p_state=maximized&p_p_mode=view&_101_strut s_action=%2Fasset_publisher%2Fview_content&_101_returnToFullPageURL=http%3A%2F%2Fwww.aneel.gov.b r%2Fhome%3Fp_auth%3DUbPAdRwb%26p_p_id%3D3%26p_p_lifecycle%3D1%26p_p_state%3Dnormal%26p_ p_state_rcv%3D1&_101_assetEntryId=14834888&_101_type=content&_101_groupId=656877&_101_urlTitle=ane el-aprova-proposta-que-permitira-transferencia-do-controle-societario-da-cemar-ma-&inheritRedirect=true

13 http://www.mzweb.com.br/cemar/web/arquivos/CEMAR_fatorelevante_03-05-2005.pdf

14http://www.infomoney.com.br/negocios/grandes-empresas/noticia/6815188/entenda-compra-fnac-pela-livraria-cultura-seu-valor-negativo

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in France, in fact will invest approximately R$150 million in the business in order to have the new shareholder renegotiating liabilities and resume the profitability of the stores, with 11 units and over 500 employees.

Analysts were unanimous commenting that the operation is a clear option to pay to avoid bearing with liquidation costs, which is clearly more expensive15.

Both these examples contemplate the Fairness Test mentioned in the Policy of Transactions between Related Parties of Eletrobras Companies, which, again, was not considered by the attorneys who issued their opinions to Eletrobras.

Therefore, conditions provided for in the model proposal do not place the interests of one of the shareholders in a position/condition that is more advantageous than the other shareholders. On the contrary, corporate relations are preserved and alternatives are proposed to create value for all the shareholders through reorganization of assets and liabilities, where assets are able to gain value and generate value to Eletrobras and its shareholders, as a whole.

In view of the above-mentioned scenario, which is substantially different from the scenario presented by the three (3) attorneys who issued the opinions commissioned by Eletrobras, it is meaningless to say that the managers of Eletrobras would be acting against the company, favoring the Distribution Companies in prejudice of Eletrobras.

As mentioned in this document, the assumption of debts of the Distribution Companies by Eletrobras is part of a model proposal for privatization of the Distribution Companies, prepared by independent and good-standing companies, well known in the market, which has considered all the parties involved in the process, from Distribution Companies to consumers.

IV.2. Liquidation vs. Sale of the shareholding control of the Distribution Companies

		Distribuidora
Fórmula Item		Ceal	Cepisa	Eletroacre	Ceron	Amazonas	Boa Vista
A	Equity Value (Dec 16)	0,00	0,00	-113.729.871,99	-1.872.472.463,42	-8.911.816.558,94	-342.070.486,20
B	Value for sale of shares	50.000,00	50.000,00	50.000,00	50.000,00	50.000,00	50.000,00
B (-) A = C	Amount to capitalize	50.000,00	50.000,00	113.779.871,99	1.872.522.463,42	8.911.866.558,94	342.120.486,20
	Cost of liquidation (Dec 2016)
D	Adjustments to update liquidation cost	763.188.817,53	1.131.330.938,88	514.632.455,55	2.298.110.140,19	11.929.637.545,60	509.092.521,17
E	Updated liquidation cost (Dec 2017)	-193.275.714,44	-391.218.542,50	-112.283.484,83	100.150.289,19	130.608.062,03	-43.395.773,39
D + E = F		569.913.103,09	740.112.396,38	402.348.970,72	2.398.260.429,38	12.060.245.607,63	465.696.747,78
	Additional cost for liquidation (vs. Sale)
F (-) C = G		569.863.103,09	740.062.396,38	288.569.098,73	525.737.965,96	3.148.379.048,70	123.576.261,58

Considering that the terms in Article 23 in Law No. 8,029/1990 do not apply to the concrete case (see item V below), a study was carried out to check what was the most advantageous alternative for Eletrobras and its stakeholders in general, either liquidating the Distribution

15 http://www.portalnovarejo.com.br/2017/07/20/por-que-livraria-cultura-comprou-fnac/

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Companies, as approved so far under conditions by the shareholders of Eletrobras in the 165th AGE, or to sell them in order to make them private companies.

Well, following analysis by the Consortium, it was concluded that the liquidation of the Distribution Companies was not the best economic alternative, but the worst.

Considering the model proposal, Eletrobras would have to capitalize the Distribution Companies in amounts required to make their respective equity value16to be positive in R$50,000.00 (fifty thousand reais), in order to make viable the sale of shares of the Distribution Companies held by Eletrobras, as demonstrated in the table above.

On the other hand, if Eletrobras chooses to liquidate the Distribution Companies, the amount required will be much higher as it would correspond to the value described in “Additional costs for liquidation (vs. sale)” in the table above.

In addition, upon choosing to liquidate the Distribution Companies, other effects that do not appear in the current financial statements will certainly appear, like liabilities that may sum up to R$15 billion, indemnities, costs arising out of the demobilization and operation costs during the liquidation period.

These situations described in the above paragraph will cause the need to invest financial resources constantly and in large amounts which, in a perspective of sale of interest will not come to effect, as the buyer will be responsible for the operation costs since the day of acquisition, as well as the liabilities of the Distribution Companies.

On the contrary, the sale of interest will release Eletrobras from guarantees provided to the Distribution Companies in agreements, as these will be assumed by the buyer. In case of liquidation, the creditors of the Distribution Companies would be, at least theoretically, entitled to collect from Eletrobras the credits held.

In view of the above, we understand and reiterate our understanding that the terms in Article 245 of Law No. 6,404/76 are fully met in the model proposal. In case of liquidation, however, we understand that the interest of the shareholders of Eletrobras would be jeopardized and that the managers of Eletrobras would be causing non-justifiable losses to such shareholders, therefore, they could be held responsible for that.

16It is important to note that, as authorized under the terms in Decree No. 9,192/2017, the equity valuein this case corresponds to the evaluation value of the company added with the value of the new concession agreement. As demonstrated in item VI, the evaluation value of the companies, disregarding the agreement, will be even more negative. Therefore, this is another benefit for the distributors companies and Eletrobras arising out of the privatization model under the regime authorized by CPPI.

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Notwithstanding, it was found that the sale of the shareholding control of the Distribution Companies is beneficial to all parties involved, according to the interests of the Distribution Companies, without prejudice to Eletrobras, see:

(i)            Currently, the Distribution Companies generate annual consolidated losses of approximately R$7.0 billion, according to the results in 2016, which, by equity, reflects in the financial statements of Eletrobras – thus, in case of sale, the financial statements of Eletrobras tend to improve, as it will no longer hold a relevant interest in the Distribution Companies;

(ii)           According to information, up to the 165thAGE of EletrobrasEletrobras invested, annually by means of loans, with no perspective to be paid, approximately R$0.8 billion in the Distribution Companies to maintain their operations. In this sense, with the sale, these investments will no longer be required;

(iii)          In case of liquidation, credits that Eletrobras holds against the Distribution Companies and that are provisioned in the balance sheet, would need to be offset, appearing as loss;

(iv)         As seen in the table above, without the concession, which the Distribution Companies currently do not have, the Distribution Companies would have to be liquidated and, for that, Eletrobras would have to disburse much more than it should have should the decision be for the sale of shareholding control.

(v)          Considering the projection of results made available to Eletrobras, and should it choose to maintain its interest in the Distribution Companies, under the terms in Resolution CPPI No. 20/2017, the Distribution Companies will start distributing dividends as it had not done for a long time17.

In view of all of the above, the decision to approve the model as proposed, has legal and economic support, grounded on the conclusions and recommendations defined in the model proposal prepared by the Consortium Mais Energia B (Service B), upon their own evaluation and evaluation by Ceres Inteligência Financeira LTDA (Service A), upon request of BNDES.

The managers who approve the recommended measures would not be infringing in any way the Law of Corporations in the exercise of their managing functions. To the contrary, they would be acting in compliance with requirements of public order and the corporate purpose of the company (Article 154 of the Law of Corporations). This was clearly demonstrated upon comparing the reasons that lead to the decision to liquidate the Distribution Companies versus the sale of the shareholding control approved by the CPPI based on those studies.

In fact, the simple decision to liquidate creates a damaging risk for Eletrobras, its controlling shareholder, as well as its minor shareholders, in clear violation of the law, specifically the terms in Article 153 in the Law of Corporations (duty of diligence).

17 According to memorandum on the flow of dividends prepared by Consortium Mais Energia B provided to Eletrobras.

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The decision not to adopt the proposed capital adjustments, which legality has been clearly demonstrated herein, would make viable the sale of the Distribution Companies, as well as their continuity and corporate function, having the possibility of adding value to Eletrobras. Choosing liquidation, based on a false premise, would mean committing omission in the exercise of managing functions, in clear violation against the duty of loyalty required to those that exercise these functions, under the terms in Article 155 in the Law of Corporations.

Also, it is important to note that, it is not appropriate to impute to the managers of Eletrobras any civil liability, or even the perpetration of acts defined as reckless management.

This is because, in this case, there is no offense against the terms in Article 245, in the Law of Corporations, as the managers are not acting in prejudice for the company, favoring affiliate, controller, or controlled company; in fact, they are ensuring that the economic and legal relationship between the related parties goes according to strictly commutative conditions, with fair counterpart, as demonstrated above.

It is valid to note that reckless management occurs when in the same act there is a conduct that violates the Constitutional Principles governing public administration and bad faith by the manager. In this sense, this is the case law by the Superior Court of Justice:

“CIVIL PROCEDURE. ADMINISTRATIVE. PUBLIC CIVIL ACTION FOR RECKLESS MANAGEMENT. ALLEGED VIOLATION OF THE PRINCIPLES OF ISONOMY AND LEGALITY. ARTICLE 11, IN LAW NO. 8,429/92. TERMINATED MUNICIPAL MIXED ECONOMY COMPANIES. PROVISIONAL USE OF PART OF THE EMPLOYEES BY MUNICIPAL OFFICES. LACK OF BAD FAITH BY PUBLIC AGENTS. VIOLATION OF THE DUTIES OF MORALITY AND IMPERSONALITY. NO EVIDENCE. REEXAMINATION OF FACTUAL EVIDENCE MATTER. SUMMARY 07/STJ.

1.  The origin of the rules in Article 11 in Law No. 8,429/92, considering the seriousness of the sanctions and restrictions imposed to the public agent, must be cum granu salis, because a broad interpretation could cause mere irregular conducts to be deemed as reckless, being subject to administrative correction, in lack of bad faith by the public manager, preserving the administrative morality and, a fortiori, beyond the intention of the lawmaker. 2. Bad faith is a premise of an illegal act, and illegality is only deemed as impropriety when the illegal conduct violates constitutional principles of Public Administration affected by the ill intention of the administrator.(...) 5. For argument sake, obiter dictum, the sanctioning nature of Law No. 8,429/92 is

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applicable to public agents that, by act or omission, violate the duties of honesty, impartiality, legality, loyalty to institutions and namely: a) lead to illicit enrichment (Article 9); b) cause loss to public treasury (Article 10); c) violate Public Administration principles (Article 11) including, damages to administrative morality. 6. In view of the doctrine: "Administrative propriety is a means of administrative morality that deserved special attention by the Constitution that punishes the reckless management with suspension of political rights (Article 37, §4). Administrative propriety is the duty of the "employee to serve the Administration with honesty, exercising his functions, without taking advantage of powers or facilities arising therefrom for personal enjoinment or for third party enjoinment ". The disrespect to this duty characterizes reckless management. This is a qualified administrative immorality. Reckless management is a qualified immorality due todamages to the treasury and corresponding advantage to the perpetrator or third party (...)." in José Afonso da Silva, Curso deDireito Constitucional Positivo, [Course of Positive Constitutional Law] 24thed., São Paulo, Malheiros Editores, 2005, p-669.7. The Special Appeal is not appropriate to examine questions that require analysis of the factual evidence context in the files, due to objection raised by Summary 07/STJ.8. Special Appeal not recognized.” (REsp937.985/PR, Reporting Judge LUIZ FUX, FIRST PANEL, judged on 8/18/2009, DJe 9/10/2009)

Thus, considering that there is no act of illegality in the model proposal, and there is no bad faith by the managers (which would be impossible, considering that all data provided are based upon studies carried out by independent companies) there is no possibility of reckless management.

V. The decision to liquidate the companies

First, it is important to note that on July 22, 2016, the 165th AGE of Eletrobras deliberated to:

(i)  reject the extension of the concession of the Distribution Companies; and (ii) approve the transfer of the shareholding control of the Distribution Companies, by December 31, 2017 as set forth under the terms of §1-A in Article 8 in Law No. 12,783/2013, provided that, up to the transfer of the Distribution Company to the new controller, the distributor company should receive directly from the Federal Government, or by means of fees, all the funds and compensation needed to operate, maintain and make investments that relate to public services, from the distribution company perspective.

The same AGE approved, by majority of votes the return, at any time, of the concession to the Distribution Companies, and the adoption of measures for their liquidation, in the following

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circumstances: (i) failure to transfer the shareholding control of the Distribution Companies by December 31, 2017; or (ii) the respective Distribution Company failing to receive from the Federal Government or through fees, up to the transfer to the new controller, all the funds and compensation needed to operate, maintain and make investments that relate to public services, from the distribution company perspective, maintaining the financial economic balance of the Distribution Company, with no investment of funds at any title, by Eletrobras, as mentioned above.

Therefore, note that the decision to liquidate the Distribution Companies was exclusively corporate and strategic in nature, by Eletrobras, outside the deliberation by the Board of the Program for Partnerships in Investments (“CPPI”), and was adopted even before the Distribution Companies were included as priority projects in the PPI, alongside the concession of power distribution services which these companies were responsible for, which occurred solely on November 1, 2016, under Order No. 8,893/2016.

Evidently, the issuance of Decree No. 8,893/2016 was based on the terms in Law No. 12,783/2016, with text altered by MP 735/2016. This is because it was not a case similar to any of the privatization cases where the CND, as policy maker, would decide for the maintenance of the State as agent responsible for executing a specific economic activity. The liquidation of the companies was a reality decided by the corporate bodies. The sale process associated to the granting of the service concession was an alternative, as approved by the National Congress, to avoid the socioeconomic liabilities of the liquidation of those companies (reason for the priority nature of these processes).

In other words: the sale process of the companies is not a new condition for the (failure to) achieve the corporate purpose of companies. The decision to liquidate was based on an independent and external fact, unrelated to the privatization model.

For this reason, the privatization process aimed to make viable the execution of the faculty set forth under the terms in Law No. 12,783/2013 which, without limitation, set forth the extension of power distribution concessions.

The liquidation of the Distribution Companies is mere result of the decision by the AGE, combined with the terms in Law No. 3,890-A/1961. Therefore, the liquidation is not, as intended by the documents presented by the attorneys commissioned by Eletrobras, a result of the non-approval of the privatization model approved by the CPPI; there is no imposition to Eletrobras to assume the debts of the distribution companies according to the model, under penalty of liquidation of the companies. On the contrary, liquidation decided under corporate terms was the basis to start the sale process of the companies as presented as alternative to the process of dissolution of the companies.

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Again, according to the teachings of Nelson Eizirik, there is significant cost of opportunity again Eletrobras, should the choice be for the liquidation of the companies. Considerations below reinforce this.

VI. The regime applicable to the privatization model

The Decree No. 9,192/2017 has met the need to regulate the possibility of transfer state-owned company associated to a new concession, in case of power concessions that are not extended, as is the case in. It should be noted that this hypothesis – concession associated to the sale of company – contemplates different situations as the sale of companies held by different political entities (e.g. Federal Government and States) 18, in addition to power distribution and transmission companies. In addition, the coexistence of sale of companies held by subnational entities or private law entities had to be governed, with the concession cost which is held by the Federal Government.

Regarding conditions provided for in Decree No. 9,192/2017, the intention to contribute to privatization is clear, due to the temporary nature of companies – companies that no longer hold the right to concession of power services. This is the idea behind Provisional Measure No. 735/2016, converted into Law No. 13,360/2017.

For instance, the terms in Article 4, §2, determining to the Authority to incorporate fee flexibilizations approved by ANEEL to the concession agreements, in order to ensure the economic financial balance of the concession. These flexibilization was considered in the model, according to the terms in §3 in Article 4.

For the same purpose – contribute to the economic feasibility of the sale of the companies – Decree No. 9,192/2017 determines the inclusion of the value of the concession agreement into the evaluation of the company, which, according to the model report prepared by Consortium Mais B Energia, resulted in the need to have capital adjustments significantly lower to be made by Eletrobras19.

Thus, despite the fact that the companies have no right for concession, Decree No. 9,192/2017 allows considering the value added by the concession agreement in the company valuation, which generates smaller adjustment needs by the controller.

18For instance, Law No. 2,166/2017 of the State of Amapá authorizing the Federal Government to conduct a bidding process to sell the shares of CEA associated to the concession of power distribution services in the municipalities in the State of Amapá, under the terms in Article 8, § 1-D. in Federal Law No. 12,783/2013.

19 The model report prepared by Consortium Mais B Energia demonstrates what is said determining that the cost of liquidation of Cepisa would be R$740,112,103.09 (seven hundred and forty million one hundred and twelve thousand, one hundred and three reais and nine cents). With the use of this model set forth under Decree No. 9,192/2017, Eletrobras will have an adjustment of R$50 thousand to sell Cepisa.

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Therefore, the terms in Decree No. 9,192/2017 allows concluding for the existence of conditions that are favorable to the adoption of the model regulated, compared to mere liquidation of the company.

Notwithstanding conditions set forth by Decree No. 9,192/2017, the Executive Branch has respected the autonomy of the companies making it expressly clear the optional character of the model, requiring the request by the controller to carry out a bidding process of concession associated to the sale of the company (Article 1, §2, item I).

In other words: if the extension of the concession was not accepted by the company which is a consummated fact, the respective controller was responsible for requesting the sale of the company under conditions set forth in Decree No. 9,192/2017. Thus, there is no imposition of damaging conditions to the interested parties, but the presentation of an alternative to an eventual corporate destination decided by the company (e.g. incorporation).

The conclusion above does not dismiss the mentions in documents issued by attorneys commissioned by Eletrobras regarding the terms in Article 5 in the Decree, which determines the bidding process of the “concession” by ANEEL.

First, it is important to clarify that the rule included under the terms in Article 5 in Decree No. 9,192/2017, providing for the bidding process for the concession without privatization – should Eletrobras fail to approve recommendations in Resolution CPPI No. 20/2017 –, should be seen as applicable to each of the Distribution Companies individually. Eletrobras may understand that it is viable to continue with the privatization for some of the companies only.

It is important to note the fact that, out of 11.2 billion related to the required capitalization, of all distribution companies, 8.9 billion refer solely to Amazonas Distribuidora.

In addition, the power distribution service is responsibility of the Federal Government, as provided for in the constitution20. This obligation is not exempted by the fact that a state-owned company is no longer apt to legally or economically continue to provide the service. The Federal Government is responsible for ensuring the continuity of the service, by possible legal means. In this context, adoption of the concession model has been broadly used, and there should be no exception in this sense.

Therefore, according to the idea of convenience and opportunity referred to in the doctrine on this issue21, it is easy to see that among alternatives found, the decision for the sale of the companies is the best one to defend the interests of the Eletrobras group.

20 CF/88, Article 21, XII, line b.

21In addition to the above, transcription of the notes by Alfredo Sérgio Lazzareschi Neto: “To check compliance with the terms in this article (Article 245), there must be a comparison between the operation concluded between companies with other operations in the market. If there are no similar operations in the market, the comparison may be hypothetical, to check if an independent manager that is not involved in conflict of interest would have concluded

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As for the model presented by the Consortium Mais B Energia, it is according to the regulation in Decree No. 9,192/2017, considering the detailed liquidation scenario. Should discussions related to the regulation under the terms in Article 8, § 1-A, in law No. 12,783, de 2013 be disregarded, it would be a real antieconomic act, considering the risk of rework, aiming to make the privatization model compatible with the regulation applicable to the case.

VII. Non-applicability of the terms in Article 23 in Law No. 8,029/1990 to this case

Law No. 9,491/1997 (“Law of PND”) sets forth that the dissolution is one of the models for privatization (Article 4) and provides that, if the CPPI deliberates in favor of dissolution of a company included in the PPI, when applicable, the terms in Law No. 8,029/90 (Article 24) shall apply.

It is important to note also that the Law of the PND (Article 6 and as set forth under Law No. 13,334/2016) provides as competence of the CPPI to approve the operational model to be applied to each privatization operation and that, in this case, the CPPI, by means of Resolution 20/2017, has approved the conditions for the transfer of the shareholding control of the Distribution Companies associated to the granting of new concession, as the model to be applied to their privatization.

Thus, in the privatization context, the application of the terms in Law No. 8,029/90 should not be considered, as there has been no deliberation by the CPPI in the sense of approving the dissolution of the Distribution Companies as privatization model, hypothesis that could be considered and eventually, alternatively, the application of the terms in said Law No. 8,029/90.

In addition, the application of the terms in Law No. 8,029/90 should not be considered in the context that the deliberation for the dissolution of the Distribution Companies has not arose out of determination of the Executive Branch, as is the case of other federal public administration entities which dissolution was authorized under the terms in Law No. 8,029/90 and the shareholding control was directly exercised by the Federal Government, situation where there could be a possibility to consider the Federal Government as successor of dissolved entities in their rights and obligations. These were the cases mentioned by the opinions presented to Eletrobras (Rede Ferroviária Federal, Comercializados Brasileira de Energia Emergencial and Interbras). In all these cases, the companies were controlled directly by the Federal Government and their dissolution was provided for in formal law or as result of decision by the CND.

the operation for the same value, under the same terms and conditions. Also, attention should be given to the criterion of opportunity and need. (emphasis added). Alfredo Sérgio Lazzareschi Neto, Lei das sociedades por ações anotada [Law of Corporations with notes], São Paulo, Editora Saraiva. 2006, p. 480.

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In this case, as mentioned above, the decision for the dissolution of the Distribution Companies was result of deliberation of a strictly corporate and strategic nature by Eletrobras, situation where the terms in Article 206 and following in Law No. 6,404/76 (“Law of Corporations”) should not apply. Likewise, the decision by the CPPI was in favor of the privatization by means of sale of the interest and not for the liquidation.

Therefore, none of the hypothesis for application of the terms in Law No. 8,029/90 is present in this case. The terms in Article 24 in Law No. 9,491/97 are very clear!

Note that, in this scenario of dissolution of the Distribution Companies, Eletrobras will be the sole and exclusive responsible (except in the case of Eletroacre) -for the liquidation of obligations held by the Distribution Companies, should, they be unable to comply with their own obligations. In this case and as demonstrated above, the costs (at least known costs) to be incurred with the dissolution are much higher than those in the model proposal for privatization of the Distribution Companies.

To claim application of the terms in Article 23 in Law No. 8,029/90 is to disregard the legal system where privatization processes are included, particularly this law and Law No. 9,491/97.

In this scenario and considering the facts available and provided to us during our work, we are emphatic to understand that the option for dissolution offers greater losses to the shareholders of Eletrobras, and for this reason the model proposed by the Consortium Mais Energia B has rejected it.

VIII. Conclusion

In view of the above, the conclusion is:

(i)            There is no illicit and/or illegal aspect in the model proposed for the privatization of the Distribution Companies, especially regarding the capitalization by Eletrobras, because, according to reasons above, it is demonstrated that the transactions are carried out under equitable conditions and will result in reciprocal benefits both for Eletrobras and its controlled companies, as is the case of other similar operations carried out in the market as the capitalization of CEMAR by Eletrobras and capitalization of FNAC in prejudice to the liquidation, and that these transactions will be commutative and preserving the interests of all shareholders of Eletrobras, allowing the receipt of dividends as demonstrated;

(ii)           Considering that the decision to dissolve the Distribution Companies made during the 165thAGE of Eletrobras was corporate and strategic, outside the context of the privatization process set forth in the PPI and was not a result from any deliberation by the Executive Branch, under the terms in Law No. 9,491/97, there should be no

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mention to the application of terms in Law No. 8,029/90, and the dissolution of the Distribution Companies should comply with the terms in the Law of Corporations, where Eletrobras responds for the liabilities of the Distribution Companies.

* * *

These are our comments. We remain available for any further clarification.

Loeser e Portela Advogados

OAB/SP No. 1.359

Fernando Loeser

OAB/SP No. 120.084

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Annex 9 - NOTE NO. 00592/2017/CONJUR-MME/CONJUR-MP/CGU/AGU

Free Translation

GENERAL ATTORNEY’S OFFICE

OFFICE OF THE GENERAL COUNSEL

OFFICE OF LEGAL CONSULTING OF THE MINISTRY OF MINES AND ENERGY

OFFICE OF LEGAL CONSULTING OF THE MINISTRY OF PLANNING, DEVELOPMENT, AND

MANAGEMENT

ESPLANADA DOS MINISTÉRIOS, BLOCO "U," 9º ANDAR, SALA 935, CEP: 70065-900, BRASÍLIA/DF,

PHONE: (61) 2032-5252

NOTE NO. 00592/2017/CONJUR-MME/CONJUR-MP/CGU/AGU

NUP: 00400.001536/2017-96

INTERESTED PARTIES: CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS

SUBJECTS: CONCESSION AGREEMENTS

1.  This is a document issued by the Office of the General Counsel of the Federal Government (Order by the General Counsel of the Federal Government No. 00843/2017, used to submit to the CONJUR of the MME, for appreciation, mail (CTA-DJ-3004/2017) addressed to the General Attorney of the Federal Government by the Corporate Management and Legal Officer of Eletrobras, on November 13, 2017, requesting comments on the following points related to the process of possible privatization of power distribution companies under shareholding control of that company:

1. In case of any of the hypothesis provided for under the terms in Article 5 in Decree No. 9,192/2017, which will cause full voidance of the activity provided for in the corporate purpose of the EDEs, is it possible to dissolve such EDEs solely according to the terms in Law No. 6,404/76, without having CPPI determining the dissolution as operational model for privatization or recommending exclusion of the EDEs from the PPI, respectively, in light of the terms in Article 4, V and Article 6, I in Law No. 9,491/97?

2. Should the CPP determine dissolution of the EDEs, does the liquidation regime provided for under the terms in Law No. 8,029/90, under the terms in Article 24 in Law No. 9,491/97, apply, especially regarding succession of the Federal Government in the rights and obligations of the EDEs provided for in Article 23?

3. Considering the hypothesis of exclusion of the EDEs from the PPI, will there be a need to have a normative act issued by the Public Authority authorizing extinction of the EDEs?

4. Should EDEs be extinct outsider the scope of the PPI, will the regime set forth in Law 8,029/90 apply, namely the terms in Article 23?

5. Should Law No. 9,029/90 not apply, what is the responsibility regime Eletrobrás would be subject to in the liquidation of the EDEs, considering its qualification as controller?

6. In the dissolution scenario, considering the terms in Article 21- B, §2, in Law No. 12,783/13, would the debt held by Eletrobras before the Fund of Global Reserve for Reversion – RGR be exempted, or would Eletrobras continue to appear as debtor before such Fund?

2.  After determining the lack of competence of the Office of the General Counsel to act in this case, since this is a "consultation submitted by Eletrobras, mixed economy company and, therefore, a private law legal entity,"

Note No. 00009/2017/NAMI/CGU/AGU suggested the remittance of this case to this Legal Consulting, under the arguments that this body is responsible for, acting in the name of the Ministry of Mines and Energy, “setting the interpretation of the Constitution, the laws, treaties, and other normative acts to be uniformly adopted in its areas of action and coordination.”

3.  The measures suggested in this Note, therefore, were in the sense that the letter from Eletrobras should be forwarded to the Office of Legal Consulting of the Ministry of Mines and Energy, for information purposes and eventual adoption of measures.

4.  In addition, upon approval of the Note No. 00009/2017/NAMI/CGU/AGU by the General Counsel (Order No. 00843/2017), Eletrobras has been informed that its doubts and questions have been forwarded to the Ministry of Mines and Energy, and more specifically to the Legal Consulting acting for this ministry (see Order No. 112/2017/CGU/AGU)

5.  In this sense, and considering the nature of the questions asked, caution was adopted to request for a joint consideration, including the Legal Consulting of the Ministry of Planning, Development, and Management, all due to the transversal nature of the questions involved in this case.

6.  It is essential that, considering the corporate issues raised in letter CTA-DJ-3004/2017, the General Counsel of the National Treasury issue its comments, due to the competence provided under the terms in Article 19, V, “c," in Decree No. 9,003/2017.

INITIALLY: CONSIDERATIONS ABOUT THE NATURE OF THIS MANIFESTATION.

7.  The General Attorney’s Office exercises the constitutional mission of representing the Federal Government, in court and out of court, and legal consulting and assistance activities of the federal Executive Branch, under the terms in Article 131 of the Federal Constitution.

8.  In this context, the comments by the General Attorney and the Office of the General Counsel, when submitted for approval by the President of the Republic, assume a binding nature for federal Public Administration, requiring full compliance by its bodies and entities (Articles 40 and 41, Complementary Law No. 73/1993).

9.  Alongside, within the sphere of the Ministries, the opinions by the Legal Consulting approved by the members of the respective ministries apply to the independent bodies and entities bound to them (Article 42, Complementary Law No. 73/1993).

10.  In this case, there is a sensitive decision context that applies to the Federal Government, since it is simultaneously the authority granting the service of power generation, transmission and distribution, and controlling shareholder of Eletrobras and, consequently, its subsidiaries. In order to ensure healthy regulation of the sector, assuring independent governance in the management of Eletrobras’ businesses, it is essential that these roles of the Federal Government are not mistaken and are exercised cautiously.

11.  Note, on this issue, that, upon issuance of Provisional Measure No. 579/2012, and following company deliberation to adhere to the quote regime, with decisive influence by the controlling shareholder, the Federal Government was convicted by the Brazilian Securities Commission (CVM), for voting with a conflict of interests and abuse of the controlling power, comprising the direction of company activities in prejudice to the rights of other minor shareholders (Administrative Procedure CVM No. RJ2013/6635). It is true that this precedent has been reversed under the Board of Resources of the National Financial System, in close majority of votes following the vote of the reporting member (Decision CRSFN 282/2017).

12.  Considering the above, the Legal Consulting of the Ministry of Mines and Energy and Ministry of Planning, Development, and Management deliberately chose to produce a consulting manifestation that is not submitted to the General Attorney, the General Counsel, the President of the Republic and neither the Ministers of the respective ministries. The intention of this choice is precisely to avoid an interpretation that binds Eletrobras that may characterize abuse of controlling power.

13.  Thus, the legal assistance bodies of the company will be responsible for, independently and upon their own convincement, setting the legal interpretation deemed to be reasonable and convenient to the company, accepting or not the understanding set forth herein.

14.  This manifestation, therefore, is not binding to Eletrobras, except when signed by the above-mentioned authorities, and only indicates the understanding of the legal consulting and assistance offices of the Ministries competent to conduct the procedures for the granting of new concessions in the power sector, associated or not to the privatization of companies that act in such sector.

FOR CONTEXTUALIZATION PURPOSES

15.  Initially, it is important to note that the questions raised by Eletrobras in the letter CTA-DJ-3004/2017 are all related to the treatment addressed to this issue under the terms in Decree No. 9,192/2017, which aimed to regulate the bidding processes for the granting of concessions for power distribution and transmission for thirty-year contracts, when associated to the transfer of shareholding control from legal entity currently providing services that is under direct or indirect control of the Federal Government, the States, the Federal District, the Municipalities, under the terms in §§ 1-A, 1-C and 1-D in Article 8 in Law No. 12,783/2013.

16.  Therefore, below find a transcription of the regulated terms, to better check the rules supporting the consultation under analysis:

Law No. 12,783/2013:

Article 8 Concessions of power generation, transmission, and distribution that are not extended, under the terms of this Law, should be subject to bidding process, according to the auction or bidding process model, for up to thirty years.

[...]

§  1-A. When the service provider is a legal entity under its direct or indirect control, the Federal Government is entitled to promote the bidding process mentioned above in the caput associated to the transfer of control from the service provider, granting a concession contract to the new controller for a thirty-year period.

§  1-C. When the service provider is a legal entity under direct or indirect control of State, Federal District, or Municipality, the Federal Government is entitled to grant the concession contract for thirty years, associated to the transfer of control from the service provider, provided that:

I – the bidding process, according to the auction or bidding process model, is held by the controller by February 28, 2018;

II – the transfer of control is effective by June 30, 2018.

§  1-D. The bidding process mentioned above in item I in § 1-C may be held by the Federal Government upon authorization of the controller.

[...]

17.  Well. This is, as easily seen, a legal treatment that provides for the “privatization” of federal, state, or municipal companies that provide public services in power transmission and distribution, with a joint bidding process for the new granting of a concession of public service, for thirty years.

18.  The above-mentioned terms clearly indicate, therefore, the intention of the lawmaker to allow, using a single bidding process, the transfer of the shareholding control from a state-owned company and the granting of a new concession, in true incentive to the privatization policy, making this operation highly attractive.

19.  In addition, this possibility is characterized by unquestionable constitutionality. In fact, upon analysis of

Article 27 in Law No. 9,074/1995, which provides for a similar model of “privatization” jointly with the

“granting of concession of public service," this was the comments by the Federal Supreme Court, in the judgment of the Direct Action of Unconstitutionality No. 1,582-DF, then filed by the Bar Association of Brazil:

SUMMARY: CONSTITUTIONAL. PRIVATIZATION. SALE OF SHARES: AUCTION. Law No. 9,074/95, Article 27, I and II. C.F., Article 175. Law No. 8,666/93, Articles 3 and 22. I. – Constitutionality of Article 27, I and II, in Law No. 9,074, dated 7.7.95, this is why the Federal Constitution sets forth in Article 175, that the granting and permission to provide utilities services shall be preceded by bidding process and the concept and models of this bidding process are according to the terms in Law No. 8,666/93, Articles 3 and 22, and auctioning is a model of bidding process (Law No. 8,666/93, Article 22). II. – Direct action of unconstitutionality judged inapplicable.

20.  There already exists relevant case law by the Brazilian constitutional court in the sense that the rule provided under the terms in Article 27 in Law No. 9,074/1995 does not represent offense against the terms in article 175 of the Federal Constitution, which requires, as known, that the concession of public services should always be preceded by bidding process.

21.  And the conclusion based on the understanding by this, therefore, is precisely the understanding that the bidding process provided for under the terms in Article 27 in Law No. 9,074/1995, similar to the one set forth under the terms in Article 8, §§ 1-A and 1-C in Law No. 12,783/2013, although having the initial scope of promoting privatization of the concessionaire, may be used to formalize a new granting, in concrete compliance with the terms in the constitutional text.

22.  This is a small excerpt of the vote by Judge Nelson Jobim, in the judgment of this constitutional action, which indicates with clarity the understanding set forth hereunder

[...]

The problem raised, examined, and faced by Law No. 9,074, specifically the terms in article 27 and its items, refers to the privatization of a legal entity under direct or indirect control of the Federal Government, which provides public services, which market value of the company is comprised by the public services provided. The solution given by the law was exactly the bidding process, according to the terms in Article 175 of the Constitution, which simultaneously involves the control of the company and the granting or extension of the concession. This is the only way where a public entity, exploring public services, be privatized. Upon respecting the bidding process, to the granting of public service, evidently, the only way is auction or bidding process [...]”

23.  Thus, even prior to entering the analysis of the merit of the questions raised by Eletrobras in letter CTA-DJ-3004/2017, there is reference to the vertical compatibility of the provision set forth under the terms in §§ 1-A and 1-C in Article 8 in Law No. 12,783/2013, in light of the precedent case law transcribed above.

24.  Lastly, note, without prejudice to a more detailed comment regarding issues specifically questioned by Eletrobras in this case, the legal regularity of the terms in Decree No. 9,192/2017, previously analyzed by the legal assistance entities of the Ministries that signed the proposal, jointly with the Chief of the Executive Branch, namely:

(a)  by the Ministry of Mines and Energy, under Opinion No. 00571/2017/CONJUR-MME/CGU/AGU, approved by Order No. 01494/2017/CONJUR-MME/CGU/AGU, and under reasons clarified in Technical Note No. 36/2017/ASSEC;

(b)  by the Ministry of Planning, Development, and Management, under Opinion No. 01261/2017 /ALF/CGJAN/CONJUR-MP/CGU/AGU, approved by Order No. 02628/2017/CONJUR-MP/CGU/AGU, and Note No. 02231/2017/ALF/CGJAN/CONJUR-MP/CGU/AGU, approved by Order No. 02751/2017/CONJUR-MP/CGU/AGU, and under reasons clarified in Technical Notes No. 17438/2017-MP, No. 17734/2017-MP, No. 17787/2017-MP and No. 17851/2017-MP;

QUESTIONS RAISED

25.  Following initial clarifications, now the approach is on what has been questioned by Eletrobras in letter CTA-DJ-3004/2017.

26.  Article 5 in Decree No. 9,192/2017, as easily seen upon reading it, addresses the possible lack of success in the concrete application of the terms in §§ 1-A, 1-C and 1-D in Article 8 in Law No. 12,783/2013.

27.  Upon frustration of the initially conceived perspective to have a bidding process that allows, together, the "sale of the shareholding control" of the current power distribution service providers linked to a new "concession" of this service, the National Agency of Electric Power - ANEEL, in the exercise of the competence regularly granted under the terms in Law No. 9,427/1996, may have a bidding process only for purposes of "concession" of the activity under analysis, disregarding the transfer of the shareholding control, see:

Article 5 - Aneel shall hold a bidding process for the concession of power distribution without transfer of the shareholding control from the legal entity responsible for the provision of the power distribution services, under the following hypothesis:

I – upon decision by the CPPI, for enterprises qualified under the Program for Partnerships of Investments of the Presidency of the Republic, or upon decision by the Ministry of Mines and Energy, Finance, and Planning, Development and Management, in other cases;

II  – should the controller of the legal entity responsible for the provision of power distribution services:

a) fail to meet with the terms in Article 1, § 2; or

b) fail to approve recommendations under Article 4, §§ 10 and 11, under the term set forth, under the terms in Article 4, § 12; or

III – should the bidding process mentioned in Article 1 is unsuccessful.

§ 1 The bidding process mentioned in the caput shall comply with judgment criteria for proposals mentioned under the terms in Article 15, caput, item I, in Law No. 8,987/1995, the criterion mentioned in Article 4, § 6, and coherence to maintain the fee flexibility or recognition eventually adopted.

§ 2 The winning bidder of the bidding process mentioned in the caput should according to the rules and terms to be defined by Aneel, acquire from the party responsible for providing power distribution services, the assets and reversible facilities bound to the provision of service for an amount corresponding to the portion of investments that is not amortized and/or not depreciated, associated to them, valued by the VNR methodology.

§ 3 The winning bidder of the bidding process mentioned in the caput should be responsible for the provision of power distribution services for the remaining balance, when positive, of eventual insufficiency of payment or refund by the fee, related to financial values to be determined based on regulations preestablished by Aneel, including those constituted after the last change in fees.

§ 4 Aneel will define the obligations related to the purchase of power, power transmission, and sectorial fees to be assumed by the new concessionaire, following the effective date of the new concession agreement.

§ 5 The new concessionaire shall not assume the obligations of the assigned power distribution service provider that are not provided for in the regulation.

§ 6 Aneel may set additional conditions needed to ensure the initial economic financial balance of the concession to be bid.

28.  Therefore, Eletrobras wants to know what happens if, for any of the reasons indicated above, there is a bidding process solely for the granting of the power distribution service, upon prejudice to the initial plan of having the privatization of the respective company.

29.  Initially, it is important to note that in the case of such event, the temporary situation experienced today will be overcome, to the extent that the power distribution activity in areas currently served by subsidiaries of Eletrobras there has been a "designation" regime, under the terms in Article 9 in Law No. 12,783/2013, with the precarious nature inherent to this format.

30.  In the scenario mentioned herein, there will be an effective “concession contract” with a new company,

with resulting sectorial and contractual obligations, which strengthens the service provision (which naturally is the case if there is success in the concrete application of the terms in Article 8, § 1-A in Law No. 12,783/2013 - privatization + concession).

31.  As for the possible "dissolution" of the "EDEs," due to complete voidance of the activity provided for in their respective corporate purposes, initially, this issue is alien to the scope of the terms in Decree No. 9,192/2017, and even Law No. 12,783/2013. These companies, in this possible scenario, will no longer comprise the set of concessionaires and/or designated companies for the provision of power distribution services, and the Granting Authority should no longer be concerned with eventual dissolution or liquidation, as there will be no direct reflections for the "contextual and structural balance between offer and demand of power in the country."

32.  Some legal nature comments should be made, however, about such aspect, considering the specificity of the questions raised: is it possible to dissolve such EDEs solely according to the terms in Law No. 6,404/76, without having CPPI determining the dissolution as operational model for privatization or recommending exclusion of the EDEs from the PPI, respectively, in light of the terms in Article 4, V and Article 6, I in Law No. 9,491/97.

33.  The qualification of the Eletrobras subsidiaries that are power distribution companies as "national property," with consequent inclusion in the "Program for Partnerships in Investments - PPI," is made, as easily seen, under the terms in Decree No. 8,893/2016, issued by the Presidency of the Republic.

34.  According to Law No. 9,491/1997 (Privatization Law), interpreted jointly with the terms in article 7, V, "c" in Law No. 13,334/2016 (which created the Program for Partnerships in Investments - PPI), the Board of the Program for Partnerships in Investments of the Presidency of the Republic – CPPI is responsible for "approving, except in case of financial institutions, the operational model to be applied to each privatization” (see Article 6, II, "a"). These are the terms referred to above:

Law No. 9,491/1997

Article 6 The National Board of Privatization is responsible for:

I – recommending, to be approved by the Presidency of the Republic, means for payment and inclusion or exclusion of companies, including financial institutions, public services and minor interest, as well as inclusion or exclusion of fixed or movable assets held by the Federal Government into the National Program of Privatizations;

II – approving, except in case of financial institutions:

a)  the operational model to be applied to each privatization;

b)  the corporate, operational, accounting, and legal adjustments and the financial solution needed for the privatization;

c)  conditions applicable to privatizations;

d)  creation of special class shares to be subscribed by the Federal Government;

e)  merger, incorporation, or division of companies and creation of fully owned subsidiary, needed for the feasibility of the privatization;

f)  contracting, by the Manager of the National Fund of Privatization, of specialized opinions or studies needed for the privatization of specific sectors or segments.

g)  exclusion of fixed or movable assets held by the Federal Government, included in the PND.

III  – determining the destination of funds arising out of the privatization, according to the terms in Article 13 in this Law;

IV – issuing rules and resolutions needed to the exercise of its competence;

V – deliberating upon other matters related to the National Program of Privatizations, that may be forwarded by the Chairman of the Board;

VI – publishing the annual report of its activities;

VII – establishing conditions for payment in cash or in installments applicable to privatizations of fixed and movable assets held by the Federal Government. (Emphasis added)

Law No. 13,334/2016

Article 7 The Board of the Program for Partnerships in Investments of the Presidency of the

Republic – CPPI is hereby created, with the following competences:

I – to issue opinions, prior to the deliberation by the President of the Republic, regarding proposals by competent bodies or entities, on matters provided for under the terms in Article 4 herein this Law; II – accompany the execution of the PPI;

III  – present proposals and fundamental representations to the Chiefs of the Executive Branch of the States, Federal District, and Municipalities;

IV – prepare recommendations and normative guidelines to the entities, bodies, and authorities of the public administration of the Federal Government;

V – exercise functions attributed:

a) to the body managing federal private-public partnerships under the terms in Law No. 11,079, dated December 30, 2004;

b) to the National Board of Integration of Transportation Policies by Law No. 10,233, dated June 5, 2001; and

c) to the National Board of Privatization by Law No. 9,491, dated September 9, 1997; VI – issue the Internal Rules. (Emphasis added)

35.  Well. The exercise of this competence has already occurred in the case under analysis. On November 8, 2017, the CPPI issued CPPI Resolution No. 20/2017, approving not only the conditions for the transfer of the shareholding control held by Centrais Elétricas Brasileiras S.A. - Eletrobras on subsidiaries indicated therein (EDEs), but also, approving, under the terms in Article 2, the model to be adopted for this privatization, as follows:

Article 2 The privatization of power distribution companies, associated to the granting of new power distribution concessions will be according to models provided for under the terms in Article 4, items I and VI, in Law No. 9,491, dated September 9, 1997, upon the sale of the following:

I Eletroacre: the number of common and preferred shares held by Eletrobras representing at least 96.71% (ninety-six point seventy-one per cent), less 1 (one) common share of the capital stock of Eletroacre on the liquidation date of the auction for the total amount of R$ 50,000.00 (fifty thousand reais);

II  - Ceron: the number of common shares held by Eletrobras representing 100% (one hundred per cent), less 1 (one) common share of the capital stock of Ceron, on the liquidation date of the auction for the total amount of R$ 50,000.00 (fifty thousand reais);

III - Cepisa: the number of common and preferred shares held by Eletrobras representing 100% (one hundred per cent), less 1 (one) common share of the capital stock of Cepisa, on the liquidation date of the auction for the total amount of R$ 50,000.00 (fifty thousand reais);

IV Ceal: the number of common and preferred shares held by Eletrobras representing 100% (one hundred per cent), less 1 (one) common share of the capital stock of Ceal, on the liquidation date of the auction for the total amount of R$ 50,000.00 (fifty thousand reais);

V - Boa Vista: the number of common shares held by Eletrobras representing 100% (one hundred per cent), less 1 (one) common share of the capital stock of Boa Vista, on the liquidation date of the auction for the total amount of R$ 50,000.00 (fifty thousand reais); and

VI - Amazonas Distribuidora: the number of common and preferred shares held by Eletrobras representing 100% (one hundred per cent), less 1 (one) common share of the capital stock of Amazonas Distribuidora, on the liquidation date of the auction for the total amount of R$ 50,000.00 (fifty thousand reais).

§ 1 Eletrobras shall remain the title holder of 1 (one) common share of each power distribution company, following the sale of shares to the employees under the terms in Article 11 in this Resolution.

§  2 The payment for the shares held by Eletrobras should be made in cash in national currency.

§  3º Minor shareholders of Eletroacre shall be granted the right to sell their shares to the new controller under the same conditions and prices paid by the shares held by Eletrobras. (Emphasis added)

36.  Thus, the conclusion is that in this case, the privatization may only occur due to the deliberation by the CPPI in the exercise of the competence attributed under the terms in Article 6, II, "a" in Law No. 9,491/1997, upon "sale of shareholding interest" with "concession of public service."

37.  That is, the conceived privatization, upon confirmation, will be according to the terms in Article 4, I and VI, in law No. 9,491/1997, under clear and unequivocal provisions in Article 2 in CPPI Resolution No. 20/2017. Aside from that, in the current context, there is no possible privatization due to the lack of approval of a different model.

38.  Should such intention not be successful, in this case, there is no provision of privatization by liquidation or dissolution. This was not the model chosen by the CPPI, which visibly intended, by its actions, to take advantage, with specificities, of the model provided for not only in Law No. 9,491/1997, but also the terms in Article 8, § l-A in Law No. 12,783/2013.

39.  Therefore, it is believed that eventual liquidation or dissolution of subsidiaries will be, in this scenario, a true measure of divestment by Eletrobras, with no engagement of the Federal Government as driver of privatization operations, under the terms in Law No. 9,491/1997.

40.  This liquidation or dissolution should, therefore, be developed under the terms in Law No. 6,404/1976, with no need to have any other authorizing manifestation by the CPPI, reason why the dissolution is not treated as a model of privatization (Article 4, V in Law No. 9,491/1997), but as a corporate decision (Article 206, I, "c" in Law No. 6,404/1976), or even factual necessity – termination of the corporate purpose of the company (Article 206, I, "a" in Law No. 6,404/1976).

41.  Thus, the response is definitively negative to the question of possible applicability to the hypothesis set forth under the terms in Article 23 in Law No. 8,029/1990, which provides for a possible succession of the Federal Government in rights and obligations held by privatized entities.

42.  In light of the choices of the CPPI, there is no provision, among the models set forth under the terms in Article 6, II, “a," in law No. 9,491/1997, for privatization by "dissolution" (see, again, the exact content of CPPI Resolution No. 20/2017, transcribed above).

43.  Only in this case (privatization by "dissolution") there could be consideration for the concrete application of the terms in Article 24 in law No. 9,491/1997, and consequently Law No. 8,029/1990. In order to avoid any doubts, this is the exact transcription of its terms:

Article 24. Should the National Board of Privatization deliberate upon the dissolution of a company included in the National Program for Privatization, the terms in Law No. 8,029, dated April 12, 1990, shall apply. (Emphasis added)

44.  Now, in the case under analysis, the CPPI, successor of the National Board for Privatization, has definitely not "deliberated the dissolution of the company included in the PND." On the contrary, it intended to see concrete application, as noted repeatedly, the permission granted under the terms in Article 8, § l-A in Law No. 12,783/2013, choosing the privatization models listed under the terms in Article 4, I and VI, in Law No. 9,491/1997 (sale of shareholding interest and concession of utilities service).

45.  Thus, in the case under analysis, there should be no consideration for succession of Federal Government regarding rights and obligations held by companies that may be liquidated. The rule set forth under the terms in Article 23 in Law No. 8,029/1990 is totally inapplicable to the hypothesis in question.

46.  The Public Authorities have either no need to issue any normative act authorizing the eventual dissolution of subsidiaries in question.

47.  As indicated elsewhere, since there is no concrete application of the terms in Article 8, § l-A in Law No. 12,783/2013, upon acceptance of the privatization model by the CPPI under CPPI Resolution No. 20/2017, eventual liquidation or dissolution of subsidiaries will represent true divestment by Eletrobras.

48.  In this context, it is certain that the "extinction" of those companies will occur under the terms in Law No. 6,404/1976, upon corporate decision (Article 206, I, "c" in Law o. 6,404/1976) or even factual necessity – termination of the corporate purpose of the company (Article 206, I, "a" in Law No. 6,404/1976).

49.  And for that end, the Federal Government is not required to issue any normative act or authorization.

50.  The inclusion of such enterprises within the Program of Partnerships in Investments - PPI, under the terms in Decree No. 8,893/2016, does not make their privatization a requirement under the terms intended by the CPPI, which only suggests the model that is in the best interest of the Federal Government. When such model is not followed by the beneficiaries of the privatization – in this case, the distributors of Eletrobras – the provision set forth therein is simply prejudiced, which, again, was never binding.

51.  Thus, note that the Federal Constitution provides, unequivocally, that the creation of a mixed economy subsidiary, as well as the holding of interest in private company, depends upon legislative authorization. This is seen in Article 37, XX, in verbis:

Article 37 [...]

XIX - creation of autarchies and authorization to organize public companies, mixed-capital companies, or foundations can only be accomplished by a specific law. In the latter case, it shall be left to complementary law to define the areas of their activity;

XX  - in each case legislative authorization is required for organization of subsidiaries of the entities referred to in the preceding subparagraph, as well as participation by any of them in a private company;

52.  Notwithstanding, there has been no establishment that the "discontinuation" of such companies, by means of sale or dissolution, for instance, should be subject to the same treatment.

53.  Well, according to the best understanding in the doctrine on this issue, the requirement of legal authorization to create mixed economy companies and to hold interest in other companies, as provided for in the constitutional text, and also addressed under the terms in Article 5 in Decree-Law No. 200/1967 and Articles 236 and 237 in Law No. 6,404/1976, have always aimed to limit uncontrolled expansion of large state-owned companies, namely referring to the multiplicity of subsidiaries of mixed economy companies starting in the 1960s (see, in this aspect, the teachings by Modesto Carvalhosa, in: Comentários à Lei de Sociedades Anônimas, [Comments to the Law of Corporations], 4th ed. Saraiva, 2009, p. 371).

54.  Thus, the principle of legal authorization, included in the constitutional sphere by the 1988 Constitution, is used properly, to limit the actions of the State in the economic dominion, as entrepreneur, privileging the principle of free initiative, which is very solid in the current constitutional text.

55.  Therefore, according to the principle of free initiative (Article 170, caput, IV, CF), the Federal Constitution limits the State expansion (Article 173, caput, CF), creating some rules for that, including the need to have prior legislative authorization for the State to intervene in the economic sphere, as entrepreneur, under the above-mentioned terms in XIX and XX in Article 37.

56.  In this context, extinction of a subsidiary of a mixed economy company represents, in fact, the return to a normality situation under the scope of economic activities. In other words: an activity that should have been naturally explored by a private entity, but that, exceptionally, has been conducted by the State, will return for the private initiative, its usual sphere.

57.  On this issue, note the vote by Judge Marco Aurélio de Mello, from the Federal Supreme Court in the judgment of the Direct Action of Unconstitutionality No. 234-1/RJ, filed against the Constitution of the State of Rio de Janeiro, which sets forth about the sale of shares of mixed economy companies:

Now, where I read that the law is responsible for creating a mixed economy company, I cannot add that also the distance from the legal scenario of the mixed economy company depends on the law. Why? Because of item XIX in Article 37 that is used as basis for an exception. And forgive me those that understand otherwise, but I differentiate creation and extinction.

From the moment when the mixed economy company is created, this company is governed by the terms in § 1 in Article 173 in the Federal Constitution, a precept that reveals that ‘the public company, the mixed economy company and other entities exploring economic activities are subject to the legal regime appropriate to private companies, including terms related to labor and tax obligations.’

(...)

As for mixed economy companies, I repeat that the Federal Constitution requires a law only to create them. It would be easy to add to item XIX a reference to the extinction of these private law legal entities, these corporations. There is no mention, and for this reason, I dare say that they refer, in terms of mixed economy companies, to an exception to the power of administration attributed to the Executive Branch.

58.  The vote by Judge Nelson Jobim was in the same sense regarding the Provisional Measure in the Direct Action of Unconstitutionality No. 1,649/DF, which discussed the vertical compatibility with the terms in Law No. 9,478/1997 (Oil law), which authorized Petrobras to create subsidiaries:

The terms in Article 37, item XIX in the Constitution, were the terms used to create restrictions that allow the State to intervene in the economic activity. Should the economic activity set forth in Article 173 in the Constitution be limited to specific cases, that is, ‘those essential to national security or of relevant collective interest, as defined in the law’, a specific law was required (...).

This is the reason. This is why no law is required to exclude or extinguish a company. A law is required solely to create, because the creation of the public entity would intervene in the economic activity; there is no need of law to leave the economic activity.

59.  It should also be noted that the constitutional requirement referred to herein regarding the creation of subsidiaries and the participation of mixed economy companies into private companies does not refer, in any aspect, to the need to have “specific” legislative authorization.

60.  In the case of Eletrobras, for instance, the law authorizing its creation, Law No. 3,890-A/1961, generically determined its action by means of subsidiaries, according to the original text in Article 15, in verbis:

Article 15. Eletrobrás shall operate directly or by means of subsidiaries or companies it becomes affiliate with.

61.  The current text of this article is transcribed below:

Article 15. - Eletrobrás shall operate directly or by means of subsidiaries or companies it becomes affiliate with, for compliance with its corporate purpose. (Text by Law No. 9,648/1998)

§  1 Eletrobras, directly or by means of its subsidiaries or controlled companies, may be associated with or without the investment of funds, to create consortiums, or to hold interest in companies, with or without controlling powers, in Brazil or abroad, destined directly or indirectly to explore power production, transmission, or distribution. (Text by Law No. 12,688/2012).

62.  In this aspect, the analysis by the Federal Court of Accounts is relevant as it uses past positioning by the Federal Supreme Court on this issue, in the judgment of Accountability No. 013.056/2016-6, when Decision No. 442 was issued in 2017:

45. Although there is no unanimous discussion on the need to have legislative authorization for the sale of mixed economy companies, it is important to mention the solid argument of the principle of legal reserve, because if the Federal Constitution has reserved a specific law for the creation of a specific entity, only by means of specific law this type of entity could be terminated. This argument is reinforced by the understanding that if the State, by means of specific law, has understood the need of necessary intervention to national security or relevant collective interest, under the terms in Article 173, caput, CF, the executive branch could not, by means of its sole decision, decide otherwise.

46. However, it is essential to note that, regarding the creation of subsidiary and holding of interest in private company, the 1988 Federal Constitution has not granted reserve to a specific law, under the terms in Article 37, item XX, in CF.

47. It must also be noted that the Federal Constitution has granted a different treatment to the creation of subsidiary and the holding of interest in private company (item XX, Article 37), when compared to the creation of mixed economy company (item XIX, Article 37), requiring authorization by specific law for the creation of a mixed economy company.

48. For the creation of subsidiaries and holding of interest in private company, the constitutional text required only legislative authorization, which may be granted widely, and generically by the law creating the mixed economy company, according to the understanding of the Supreme Court, in ADI No. 1,649/DF, where it judged to be constitutional the authorization granted under the terms in Law No. 9,478/1997 (Oil Law), Articles 64 and 65, to Petrobras for the creation of subsidiaries and the holding of interest in private company:

‘ADI 1.649/DF. SUMMARY: DIRECT ACTION OF UNCONSTITUTIONALITY. LAW NO. 9,478/97.

AUTHORIZATION TO PETROBRÁS TO CREATE SUBSIDIARIES. OFFENSE TO ARTICLES 2 AND 37, XIX AND XX, OF THE FEDERAL CONSTITUTION. NON-EXISTENCE. INAPPLICABLE CLAIM.

1. Law No. 9,478/97 did not authorize the creation of mixed economy company, but the creation of subsidiaries different from the parent company, according to the terms in item XX, and not the terms in item XIX .in article 37 in the Federal Constitution.

2. Legislative authorization is not needed for the creation of subsidiaries provided that this purpose is set forth in the law that created the mixed economy parent company, considering that the law is the authorizing measure. Direct action of unconstitutionality judged to be inapplicable.’ (Emphasis added).

49. This different treatment granted by the terms in items XIX and XX, Article 37, in CF, is even clearer considering the vote by the STF Judge Maurício Corrêa .in ADI No. 1,649/DF, reporting judge of the process, from which an excerpt is transcribed below:

‘7. Both constitutional items under analysis are the ones that allow the State engagement in corporate activities. The first one – item XIX – addressed the authorization to create a mixed economy company, upon specific law, and the other – item XX – addressed the interest held by such mixed economy companies in other private companies, either by means of creation of subsidiaries or the affiliation of existing ones, which require legislative authorization. Note that item XIX refers to mixed economy companies which incorporation requires specific law: in item XX, the case is of interest held by mixed economy companies in other companies, which do not make such companies mixed companies. Therefore, neither subsidiaries or affiliates, even when authorized by law, are mixed economy companies. Now, if the lawmaker intended to provide the subsidiary with the nature of mixed economy company, in addition to expressly stating so in the specific rule, it would have also sought support under the terms in item XIX and not in item XX, because the former and not the latter governs the institution of this type of company.’ (Emphasis added)

63.  And also in the same judgment, the Federal Court of Accounts consolidates an important conclusion, transcribed below:

50.  Thus, considering the different treatment provided for by the Federal Constitution to the creation of subsidiaries and to the holding of interest in private company, which is not subject to specific law (item XX, Article 37, CF), the understanding is that there is no need of legislative authorization to sell this type of asset (subsidiary and interest in private company). This theory is reinforced by the argument that, if the mixed economy company have been entitled, upon legal authorization, with discretion to decide upon the creation of a subsidiary and its holding of interest in private company, for purposes of compliance with its business activities, it is logical to believe that it will also be entitled to decide upon the sale or termination of the subsidiary or interest, for the same purposes.

[...]

52.  In view of these considerations, and objectively responding to an audit question raised in this representation, it is understood that there would be no need to have legislative authorization for the sale of subsidiary and interest in private company held by Petrobras, as most of the sales that have been made under the divestment program of the state-owned company, considering the lack of reserve to specific laws, under the terms in item XX, Article 37, CF. This argument is reinforced by the theory that if the mixed economy company have been entitled, upon legal authorization, with discretion to decide upon the creation of a subsidiary and its holding of interest in private company, there would be no reason to justify that, in the exercise of compliance with its business activities, this company would not be entitled to sell such assets without prior authorization in a specific law. (Emphasis added)

64.  Looking back at the recent corporate activity of the state-owned companies indicate the existence of precedents with the promotion of dissolution or liquidation of subsidiaries, despite the non-existence of express authorizations in normative act, while there has been no objection to this phenomenon, neither in court or out of court.

65.  Some examples may be found in the market of fuels and energy, especially within the Petrobras group. The General Meeting of Petrobras has deliberated for the liquidation of Indústria Carboquímica Catarinense S.A. (ICC), subsidiary of the state-owned oil company. The liquidation of Nova Transportadora do Nordeste S.A. (NTN) is still pending a decision by the higher body, in the intent of concentrating activities that comprise the corporate purpose of the company within Transportadora Associada de Gás (TAG).

66.  The extinction of a subsidiary may also occur according to models other than liquidation, like by means of a corporate incorporation operation. Even the Eletrobras group has already promoted this type of extinction, when it incorporated Linha Verde Transmissora de Energia (LVTE) by Eletronorte. Other subsidiaries have been terminated by incorporation recently, namely, BB Cor Participações S.A., incorporated by BB Corretora de Seguros e Administradora de Bens S.A.; Telebras COPA S.A., incorporated by Telebras; and Downstream Participações Ltda., incorporated by Petrobras.

67.  In view of the above, the conclusion is that in the case of liquidation or dissolution of the companies as discussed hereunder, either as a corporate decision (Article 206, I, "c" in Law No. 6,404/1976), or even factual necessity – termination of the corporate purpose of the company (Article 206, I, "a" in Law No. 6,404/1976), no normative act is required to be issued by Public Authorities, as the constitutional requirement has been duly met under the terms in Law No. 3.890-A/1961, and there is no need to have specific legislative authorization to extinct the subsidiaries of a mixed economy company.

68.  Furthermore, any eventual dissolution of subsidiaries of Eletrobras, due to reasons indicated above, shall occur solely “outside the scope of the PPI," in view of the option set forth under the terms in CPPI Resolution

No. 20/2017.

69.  And in this scenario, as seen elsewhere, the regime set forth under Law No. 8,029/1990, is absolutely inapplicable, and would only apply in the presence of the situation described under the terms in Article 24 in Law No. 9,941/1997.

70.  Thus, again, there is no possibility to consider, in this case, application of the terms under Article 23 in Law No. 8,029/1990. Extinction of the subsidiaries of Eletrobras, if needed, should comply with the legal regime set forth for Corporations. Therefore, it should be processed according to the rules in Articles 208 and

210  to 218 in Law No. 6,404/1976.

71.  This hypothesis is not possible, for the reasons mentioned, under the terms in Law No. 9,941/1997 or Law No. 8,029/1990, as the option of privatization set forth under the terms in CPPI Resolution No. 20/2017, refers solely to the holding of interest and concession of public service, under the terms in Article 8, § 1-A in Law No. 12,783/2013, with the terms in Article 4, I and VI, in Law No. 9,491/1997.

72.  As for the provision part of Article 21-B, § 2, in Law No. 12,783/2013, which sets forth the obligation of Eletrobras to deposit in the RGR fund the amount obtained from the sale of shares acquired, under the terms in Article 1, in Law No. 9,619/1998, with notes therein, it is important to recognize that these terms created a different method of payment, which is more advantageous to Eletrobras, conditioned to future and uncertain event.

73.  Should the event provided therein not occur (that is, should the privatization of companies mentioned herein be unsuccessful), the payment terms will no longer apply, in lack of the appropriate condition. However, there should be no consideration for the exemption of this debt.

74.  In fact, Eletrobras has used the sectorial fund for the acquisition of these subsidiaries, with the legal commitment of recomposing the same fund at a later date. The exemption of this debt would imply true

“unlawful enrichment” of said company, with no “just cause.” Prohibition to unlawful enrichment is the basis of justice, being a legal principle and must naturally incur on the case in question.

CONCLUSION

75.  In view of the above, it is understood that points noted by Eletrobras have been analyzed, after being forwarded by the General Attorney’s Office, by means of letter CTA-DJ-3004/2017, according to considerations related to the nature of this manifestation, noted in advance.

76.  The understanding presented herein represents the understanding of the Legal Consulting of the Ministry of Mines and Energy and the Ministry of Planning, Development, and Management on the issues raised.

77.  As mentioned elsewhere, it is essential that, considering the corporate issues raised in letter CTA-DJ-3004/2017, the General Counsel of the National Treasury issue its comments, due to the competence provided under the terms in Article 19, V, “c," in Decree No. 9,003/2017.

78.  In view of that, we suggest remitting this joint manifestation to the General Counsel of the National Treasury, claiming that the position of that entity is to be remitted.

79.  If there are no conflicts regarding the position presented hereunder (which would imply concrete actions to be taken by the Office of the General Counsel, we recommend that such entity should inform its legal positioning on this case to the Ministry of Mines and Energy, which, as supervisor of the requesting company (Eletrobras) shall forward to it such manifestations in response to letter CTA-DJ-3004/2017.

To be appreciated by higher sphere.

Brasília, December 13, 2017.

(electronically signed)

ANDRÉ LUÍS MACAGNAN FREIRE

General Attorney

Legal General Coordination of Normative Acts

Office of Legal Consulting of the Ministry of Planning, Development, and Management

(electronically signed)

PEDRO HENRIQUE PEIXOTO LEAL

Federal Counsel

General Coordinator of Energy Affairs

OFFICE OF LEGAL CONSULTING OF THE MINISTRY OF MINES AND ENERGY

Attention, consultation to the electronic process is available at http://sapiens.agu.gov.br providing the Single Protocol Number (NUP) 00400001536201796 and access key 2c21ec1c
Document signed electronically by PEDRO HENRIQUE PEIXOTO LEAL, according to applicable legal rules. Check availability of the document using code 92441656 at http://sapiens.agu.gov.br. Additional information: Signatory: PEDRO HENRIQUE PEIXOTO LEAL.
Date and time: 13-12-2017 18:59. Serial number: 102887. Issuer: Certifying Authority of the Presidency of the Republic v4.

Document signed electronically by ANDRE LUIS MACAGNAN FREIRE, according to applicable legal rules. Check availability of the document using code 92441656 at http://sapiens.agu.gov.br. Additional information: Signatory: ANDRE LUIS MACAGNAN FREIRE.

Date and time: 13-12-2017 19:19. Serial number: 13768147. Issuer: Certifying Authority SERPRORFBv4.

GENERAL ATTORNEY’S OFFICE
OFFICE OF THE GENERAL COUNSEL
OFFICE OF LEGAL CONSULTING OF THE MINISTRY OF MINES AND ENERGY
OFFICE OF LEGAL CONSULTING OF THE MINISTRY OF PLANNING, DEVELOPMENT, AND
MANAGEMENT
ESPLANADA DOS MINISTÉRIOS, BLOCO "U," 9º ANDAR, SALA 935, CEP: 70065-900, BRASÍLIA/DF,
PHONE: (61) 2032-5252

ORDER NO. 01739/2017/CONJUR-MME/CONJUR-MP/CGU/AGU

NUP: 00400.001536/2017-96

INTERESTED PARTIES: CENTRAIS ELETRICAS BRASILEIRAS S/A - ELETROBRAS

SUBJECTS: CONCESSION AGREEMENT

1.  I hereby approve, under the scope of the Legal General Coordination of Normative Acts of the Office of Legal Consulting of the Ministry of Planning, Development, and Management, Note No.
00592/2017/CONJUR-MME/CONJUR-MP/CGU/AGU.

Brasília, December 13, 2017.

(electronically signed)

LYVANCLEVES BISPO DOS SANTOS

General Attorney

Legal General Coordinator of Normative Acts

Attention, consultation to the electronic process is available at http://sapiens.agu.gov.br providing the Single Protocol Number (NUP) 00400001536201796 and access key 2c21ec1c

Document signed electronically by LYVANCLEVES BISPO DOS SANTOS, according to applicable legal rules. Check availability of the document using code 98047067 at http://sapiens.agu.gov.br. Additional information: Signatory: LYVANCLEVES BISPO DOS SANTOS.

Date and time: 12-14-2017 10:13. Serial number: 1971931629495751038. Issuer: AC CAIXA PF v2.

GENERAL ATTORNEY’S OFFICE
OFFICE OF THE GENERAL COUNSEL
OFFICE OF LEGAL CONSULTING OF THE MINISTRY OF MINES AND ENERGY
OFFICE OF LEGAL CONSULTING OF THE MINISTRY OF PLANNING, DEVELOPMENT, AND
MANAGEMENT
ESPLANADA DOS MINISTÉRIOS, BLOCO "U," 9º ANDAR, SALA 935, CEP: 70065-900, BRASÍLIA/DF,
PHONE: (61) 2032-5252

ORDER NO. 01740/2017/CONJUR-MME/CONJUR-MP/CGU/AGU

NUP: 00400.001536/2017-96

INTERESTED PARTIES: CENTRAIS ELETRICAS BRASILEIRAS S/A - ELETROBRAS

SUBJECTS: CONCESSION AGREEMENTS

1.  The content of Note No. 00592/2017/CONJUR-MME/CONJUR-MP/CGU/AGU and Order No. 01739/2017/CONJUR-MME/CONJUR-MP/CGU/AGU is approved.

2.  To be submitted, as suggested, to the General Counsel of the National Treasury, claiming the positioning of that entity, urgently, about the issues raised in the letter CTA-DJ-3004/2017.

3.  The response is to be addressed to the Office of Legal Consulting of the Ministry of Mines and Energy, which is responsible for forwarding conclusions to Eletrobras.

Brasília, December 13, 2017.

(electronically signed)

RENATA BECKERT ISFER

Legal Counsel

Office of Legal Consulting of the Ministry of Mines and Energy

(electronically signed)

CAROLINA SCHERER BICCA

Deputy Assistant Legal Counsel

Office of Legal Consulting of the Ministry of Planning, Development, and Management

Attention, consultation to the electronic process is available at http://sapiens.agu.gov.br providing the Single
Protocol Number (NUP) 00400001536201796 and access key 2c21ec1c

Document signed electronically by RENATA BECKERT ISFER, according to applicable legal rules. Check availability of the document using code 98048730 at http://sapiens.agu.gov.br. Additional information:
Signatory: RENATA BECKERT ISFER.
Date and time: 12-14-2017 14:47. Serial number: 5425294970281416936. Issuer: AC CAIXA PF v2.

vDocument signed electronically by CAROLINA SCHERER BICCA, according to applicable legal rules. Check availability of the document using code 98048730 at http://sapiens.agu.gov.br. Additional information: Signatory: CAROLINA SCHERER BICCA.
Date and time: 12-14-2017 10:44. Serial number: 13265078994813607051. Issuer: CAROLINA SCHERER

BICCA: 95628770000.

Annex 10 - PGFN/CAS/Nº2052/2017 Opinion

GENERAL COUNSEL OFFICE OF THE NATIONAL TREASURY General Coordination of Corporate Affairs of the Federal Government

Record No. 00431557/2017

URGENT

URGENT

Free Translation

OPINION PGFN/CAS/N° [handwritten] 2052 /2017

I – Legal opinion. Corporate Law. Administrative

Law.

II  - Consultation by the Legal and Corporate Management Office of Eletrobras.

III – Issues arising out of the process for possible privatization of power distribution companies under

Eletrobras’ shareholding control.

IV – Non-existence of legal conflict between the Counsel General of the National Treasury and the Legal Consulting of the Ministries of Mines and Energy, and Planning, Development, and Management.

Preparatory Act –Commercial Secrecy.

I.  REPORT

1.  According to Order No. 00132/2017/CONJUR-MME/CGU/AGU, dated December 14, 2017, the Legal Consulting Office of the Ministry of Mines and Energy (CONJUR of MME) has submitted to the General Counsel of the National Treasury (PGFN), to comment on the legal corporate aspects of Note 00592/2017/CONJUR-MME/CONJUR-MP/CGU/AGU, dated December 13, 2017. The analysis examined a document from the

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Office of the General Counsel of the Federal Government (Order by the General Counsel of the Federal Government No. 00843/2017, used to submit to the CONJUR of the MME, for appreciation, mail (CTA-DJ-3004/2017) addressed to the General Attorney of the Federal Government by the Corporate Management and Legal Officer of Eletrobras, on November 13, 2017, requesting comments on the following points related to the process of possible privatization of power distribution companies under shareholding control of that company:

"1. In case of any of the hypothesis provided for under the terms in Article 5 in Decree No. 9,192/2017, which will cause full voidance of the activity provided for in the corporate purpose of the EDEs, is it possible to dissolve such EDEs solely according to the terms in Law No. 6,404/76, without having CPPI determining the dissolution as operational model for privatization or recommending exclusion of the EDEs from the PPI, respectively, in light of the terms in Article 4, V and Article 6, I in Law No. 9,491/97?

2.  Should the CPP determine dissolution of the EDEs, does the liquidation regime provided for under the terms in Law No. 8,029/90, under the terms in Article 24 in Law No. 9,491/97, apply, especially regarding succession of the Federal Government in the rights and obligations of the EDEs provided for in Article 23?

3.  Considering the hypothesis of exclusion of the EDEs from the PPI, will there be a need to have a normative act issued by the Public Authority authorizing extinction of the EDEs?

4.  Should EDEs be extinct outsider the scope of the PPI, will the regime set forth in Law 8,029/90 apply, namely the terms in Article 23?

5.  Should Law No. 9,029/90 not apply, what is the responsibility regime Eletrobrás would be subject to in the liquidation of the EDEs, considering its qualification as controller?

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5.  Should Law No. 9,029/90 not apply, what is the responsibility regime Eletrobrás would be subject to in the liquidation of the EDEs, considering its qualification as controller?

6.  In the dissolution scenario, considering the terms in Article 21- B, §2, in Law No. 12,783/13, would the debt held by Eletrobras before the Fund of Global Reserve for Reversion – RGR be exempted, or would Eletrobras continue to appear as debtor before such Fund?"

2.  Considering the object of consultation by Eletrobras, the Legal Consulting Offices of the Ministries of Mines and Energy, and Planning, Development and Management, considering the above-mentioned Legal Note1, concluded, in short, that:

a)  "13. Thus, the legal assistance bodies of the company will be responsible for, independently and upon their own convincement, setting the legal interpretation deemed to be reasonable and convenient to the company, accepting or not the understanding set forth herein. 14. This manifestation, therefore, is not binding to Eletrobras, except when signed by the above-mentioned authorities, and only indicates the understanding of the legal consulting and assistance offices of the Ministries competent to conduct the procedures for the granting of new concessions in the power sector, associated or not to the privatization of companies that act in such sector.

b)  [...] That is, the conceived privatization, upon confirmation, will be according to the terms in Article 4, I and VI, in law No. 9,491/1997, under clear and unequivocal provisions in Article 2 in CPPI Resolution No. 20/2017.

1 Note No. 00592/2017/CONJUR-MME/CONJUR-MP/CGU/AGU, dated December 13, 2017.

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Aside from that, in the current context, there is no possible privatization due to the lack of approval of a different model. Should such intention not be successful, in this case, there is no provision of privatization by liquidation or dissolution. This was not the model chosen by the CPPI, which visibly intended, by its actions, to take advantage, with specificities, of the model provided for not only in Law No. 9,491/1997, but also the terms in Article 8, § l-A in Law No. 12,783/2013.

c)  Therefore, it is believed that eventual liquidation or dissolution of subsidiaries will be, in this scenario, a true measure of divestment by Eletrobras, with no engagement of the Federal Government as driver of privatization operations, under the terms in Law No. 9,491/1997. This liquidation or dissolution should, therefore, be developed under the terms in Law No. 6,404/1976, with no need to have any other authorizing manifestation by the CPPI, reason why the dissolution is not treated as a model of privatization (Article 4, V in Law No. 9,491/1997), but as a corporate decision (Article 206, I, "c" in Law No. 6,404/1976), or even factual necessity – termination of the corporate purpose of the company (Article 206, I, "a" in Law No. 6,404/1976). Thus, the response is definitively negative to the question of possible applicability to the hypothesis set forth under the terms in Article 23 in Law No. 8,029/1990, which provides for a possible succession of the Federal Government in rights and obligations held by privatized entities.

d)  [... ] In this context, it is certain that the "extinction" of those companies will occur under the terms in Law No. 6,404/1976, upon corporate decision (Article 206, I, "c" in Law o. 6,404/1976) or even factual necessity – termination of the corporate purpose of the company (Article 206, I, "a" in Law No. 6,404/1976). The inclusion of

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GENERAL COUNSEL OFFICE OF THE NATIONAL TREASURY General Coordination of Corporate Affairs of the Federal Government

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such enterprises within the Program of Partnerships in Investments - PPI, under the terms in Decree No. 8,893/2016, does not make their privatization a requirement under the terms intended by the CPPI, which only suggests the model that is in the best interest of the Federal Government. When such model is not followed by the beneficiaries of the privatization – in this case, the distributors of Eletrobras – the provision set forth therein is simply prejudiced, which, again, was never binding. The extinction of a subsidiary may also occur according to models other than liquidation, like by means of a corporate incorporation operation. Even the Eletrobras group has already promoted this type of extinction, when it incorporated Linha Verde Transmissora de Energia (LVTE) by Eletronorte. Other subsidiaries have been terminated by incorporation recently, namely, BB Cor Participações S.A., incorporated by BB Corretora de Seguros e Administradora de Bens S.A.; Telebras COPA S.A., incorporated by Telebras; and Downstream Participações Ltda., incorporated by Petrobras.

e) In view of the above, the conclusion is that in the case of liquidation or dissolution of the companies as discussed hereunder, either as a corporate decision (Article 206, I, "c" in Law No. 6,404/1976), or even factual necessity – termination of the corporate purpose of the company (Article 206, I, "a" in Law No. 6,404/1976), no normative act is required to be issued by Public Authorities, as the constitutional requirement has been duly met under the terms in Law No. 3.890-A/1961, and there is no need to have specific legislative authorization to extinct the subsidiaries of a mixed economy company. Furthermore, any eventual dissolution of subsidiaries of Eletrobras, due to reasons indicated above, shall occur solely “outside the scope of the PPI,"

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GENERAL COUNSEL OFFICE OF THE NATIONAL TREASURY General Coordination of Corporate Affairs of the Federal Government

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in view of the option set forth under the terms in CPPI Resolution No. 20/2017. And in this scenario, as seen elsewhere, the regime set forth under Law No. 8,029/1990, is absolutely inapplicable, and would only apply in the presence of the situation described under the terms in Article 24 in Law No. 9,941/1997. Thus, again, there is no possibility to consider, in this case, application of the terms under Article 23 in Law No. 8,029/1990.

f)  Extinction of the subsidiaries of Eletrobras, if needed, should comply with the legal regime set forth for Corporations. Therefore, it should be processed according to the rules in Articles 208 and 210 to 218 in Law No. 6,404/1976. Thus, again, there is no possibility to consider, in this case, application of the terms under Article 23 in Law No. 8,029/1990. Extinction of the subsidiaries of Eletrobras, if needed, should comply with the legal regime set forth for Corporations. Therefore, it should be processed according to the rules in Articles 208 and 210 to 218 in Law No. 6,404/1976.

3.  This is sufficient from the report. Below the Counsel of the National Treasury presents the reasoning.

II. FOUNDATION

PRELIMINARY CONSIDERATIONS

4.  Initially, I note that the consultation presented by the Corporate Management and Legal Office of Eletrobras to the Federal Attorney General, from the discovery point of view, has not been attached with any legal comments examining the issue on the company point of view, and is not grounded on reasonable controversy or doubt

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in the legislation applicable to questions presented.

5.  Having said that, it is important to hereby note that the Office of the General Counsel of the National Treasury is asked by the Legal Consulting of the Ministries of Mines and Energy and Planning, Development and Management, to comment according to its own competence, under the terms in Article 19, V, "c," in Decree 9,003/2017.

6.  Also, it is important to clarify, as needed, that this comment should not be deemed as conclusion sufficient to support the perpetration of any corporate act by Eletrobras, as set forth under the terms in Decree-Law No. 147, dated February 3, 1967, but an opinion and, therefore, not binding to the company, who is responsible for questioning its own managing bodies to set "independently and upon their own convincement, the legal interpretation deemed to be reasonable and convenient for the company, whether or not according to the understanding set forth herein"2

THE RIGHT

7. As for the corporate matters presented in the consultation, namely, the present possibility of

"promoting the dissolution of the EDEs solely according to the terms in Law No. 6,404/76, without having CPPI determining the dissolution as operational model for privatization or recommending exclusion of the EDEs from the PPI,

2

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respectively, in light of the terms in Article 4, V and Article 6, I in Law No. 9,491/97," and its developments, "in case of any of the hypothesis provided for under the terms in Article 5 in Decree No. 9,192/2017, which will cause full voidance of the activity provided for in the corporate purpose of the EDEs," I understand that there is no conflict regarding conclusions contained in Note 00592/2017/CONJUR-MME/CONJUR-MP/CGU/AGU, dated December 13, 2017.

8.  This analysis should not be extended. This is because, as clearly noted un the above-mentioned Legal Note, which understanding is my own, the Board of the Program for Partnerships in Investments of the Presidency of the Republic - CPPI, under its own competence3, has issued CPPI Resolution No. 20, dated November 8, 2017, where it approved the model of privatization of the EDEs4 which makes a relation, as

2 In this sense, I agree with the understanding in item 13 in Note No. 00592/2017/CONJUR-MME/CONJUR-MP/CGU/AGU, dated December 13, 2017.

3 Article 7 The Board of the Program for Partnerships in Investments of the Presidency of the Republic – CPPI is hereby created, with the following competences:

I – to issue opinions, prior to the deliberation by the President of the Republic, regarding proposals by competent bodies or entities, on matters provided for under the terms in Article 4 herein this Law;

II – accompany the execution of the PPI;

III – present proposals and fundamental representations to the Chiefs of the Executive Branch of the States, Federal District, and Municipalities;

IV – prepare recommendations and normative guidelines to the entities, bodies, and authorities of the public administration of the Federal Government;

V – exercise functions attributed:

a) to the body managing federal private-public partnerships under the terms in Law No. 11,079, dated December 30, 2004;

b) to the National Board of Integration of Transportation Policies by Law No. 10,233, dated June 5, 2001; and

c) to the National Board of Privatization by Law No. 9,491, dated September 9, 1997; VI – issue the Internal Rules.

4 Article 2 The privatization of power distribution companies, associated to the granting of new power distribution concessions will be

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well as the corresponding condition, per subsidiary, for purposes of making the transfer of shareholding control by Eletrobras viable.

9. Thus, there are no scenarios to be considered, from the administrative point of view, other than the one discussed by the CPPI, under the terms in Article 2 in CPPI Resolution No. 20/2017, considering that this body is responsible for regulating

__________________

according to models provided for under the terms in Article 4, items I and VI, in Law No. 9,491, dated

September 9, 1997, upon the sale of the following:

I Eletroacre: the number of common and preferred shares held by Eletrobras representing at least 96.71% (ninety-six point seventy-one per cent), less 1 (one) common share of the capital stock of Eletroacre on the liquidation date of the auction for the total amount of R$ 50,000.00 (fifty thousand reais);

II  - Ceron: the number of common shares held by Eletrobras representing 100% (one hundred per cent),

less 1 (one) common share of the capital stock of Ceron, on the liquidation date of the auction for the total amount of R$ 50,000.00 (fifty thousand reais);

III - Cepisa: the number of common and preferred shares held by Eletrobras representing 100% (one hundred per cent), less 1 (one) common share of the capital stock of Cepisa, on the liquidation date of the auction for the total amount of R$ 50,000.00 (fifty thousand reais);

IV Ceal: the number of common and preferred shares held by Eletrobras representing 100% (one hundred per cent), less 1 (one) common share of the capital stock of Ceal, on the liquidation date of the auction for the total amount of R$ 50,000.00 (fifty thousand reais);

V - Boa Vista: the number of common shares held by Eletrobras representing 100% (one hundred per cent), less 1 (one) common share of the capital stock of Boa Vista, on the liquidation date of the auction for the total amount of R$ 50,000.00 (fifty thousand reais); and

VI - Amazonas Distribuidora: the number of common and preferred shares held by Eletrobras representing 100% (one hundred per cent), less 1 (one) common share of the capital stock of Amazonas Distribuidora, on the liquidation date of the auction for the total amount of R$ 50,000.00 (fifty thousand reais).

§ 1 Eletrobras shall remain the title holder of 1 (one) common share of each power distribution company, following the sale of shares to the employees under the terms in Article 11 in this Resolution.

§ 2 The payment for the shares held by Eletrobras should be made in cash in national currency.

§ 3 Minor shareholders of Eletroacre shall be granted the right to sell their shares to the new controller under the same conditions and prices paid by the shares held by Eletrobras.

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in full, the privatization model for this case, which, if confirmed, will be processed under the terms in Article 4, I and VI, in Law No. 9,491/1997, that is, with "the sale of interest" added with "concession for utilities service."

10. In fact, eventual application by ANEEL of the terms in Article 55 in Decree 9,192/2017, which governs

Article 5 - Aneel shall hold a bidding process for the concession of power distribution without transfer of the shareholding control from the legal entity responsible for the provision of the power distribution services, under the following hypothesis:

I – upon decision by the CPPI, for enterprises qualified under the Program for Partnerships of Investments of the Presidency of the Republic, or upon decision by the Ministry of Mines and Energy, Finance, and Planning, Development and Management, in other cases;

II – should the controller of the legal entity responsible for the provision of power distribution services: a) fail to meet with the terms in Article 1, § 2; or

b) fail to approve recommendations under Article 4, §§ 10 and 11, under the term set forth, under the terms in Article 4, § 12; or

III – should the bidding process mentioned in Article 1 is unsuccessful

§ 1 The bidding process mentioned in the caput shall comply with judgment criteria for proposals mentioned under the terms in Article 15, caput, item I, in Law No. 8,987/1995, the criterion mentioned in Article 4, § 6, and coherence to maintain the fee flexibility or recognition eventually adopted.

§ 2 The winning bidder of the bidding process mentioned in the caput should according to the rules and terms to be defined by Aneel, acquire from the party responsible for providing power distribution services, the assets and reversible facilities bound to the provision of service for an amount corresponding to the portion of investments that is not amortized and/or not depreciated, associated to them, valued by the VNR methodology.

§ 3 The winning bidder of the bidding process mentioned in the caput should be responsible for the provision of power distribution services for the remaining balance, when positive, of eventual insufficiency of payment or refund by the fee, related to financial values to be determined based on regulations preestablished by Aneel, including those constituted after the last change in fees.

§ 4 Aneel will define the obligations related to the purchase of power, power transmission, and sectorial fees to be assumed by the new concessionaire, following the effective date of the new concession agreement.

§ 5 The new concessionaire shall not assume the obligations of the assigned power distribution service provider that are not provided for in the regulation.

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the possibility of having a bidding process solely for purposes of "concession" of the activity under analysis, the transfer of the shareholding control would not be able to attract, indirectly, incurrence of the terms in Article 4, item v, in Law No. 9,491/1997, as operational model for dissolution of EDEs, as questioned in the consultation by the Corporate Management and Legal Office of Eletrobras.

11. Consequently, I also accompany the understanding in the legal opinion of the Legal Offices of the Ministries of Mines and Energy and Planning, Development, and Management, regarding the total inapplicability of the terms in Article 236 in Law No. 8,029/1993, which, by its own grounds, I transcribe below:

"44. Now, in the case under analysis, the CPPI, successor of the National Board for Privatization, has definitely not "deliberated the dissolution of the company included in the PND." On the contrary, it intended to see concrete application, as noted repeatedly, the permission granted under the terms in Article 8, § l-A in Law No. 12,783/2013, choosing the privatization models listed under the terms in Article 4, I and VI, in Law No. 9,491/1997 (sale of shareholding interest and concession of utilities service).

§  6 Aneel may set additional conditions needed to ensure the initial economic financial balance of the concession to be bid.

6 Article 23. The Federal Government should succeed the entity that is extinct or dissolved, in its rights and obligations arising out of any legal rule, administrative act, or agreement, as well as pecuniary obligations.

§  1 The Executive Branch shall set forth, by means of decree, the enforcement of effective contracts, executed by entities referred to in this article, and may, also, for public interest, determine their suspension or termination.

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45. Thus, in the case under analysis, there should be no consideration for succession of Federal Government regarding rights and obligations held by companies that may be liquidated. The rule set forth under the terms in Article 23 in Law No. 8,029/1990 is totally inapplicable to the hypothesis in question.

46. The Public Authorities have either no need to issue any normative act authorizing the eventual dissolution of subsidiaries in question.

47. As indicated elsewhere, since there is no concrete application of the terms in Article 8, § l-A in Law No. 12,783/2013, upon acceptance of the privatization model by the CPPI under CPPI Resolution No. 20/2017, eventual liquidation or dissolution of subsidiaries will represent true divestment by Eletrobras."

12. In the case related to this consultation, to reinforce the argument, it should also be noted that during analysis of the order of the day of 165th Extraordinary General Meeting of Eletrobras, this Office of the General Counsel of the National Treasury has set the understanding for the impossibility of having the Federal Government directly investing capital on power distribution companies, according to an intention presented by the company management at the time. See:

"4. Item 2 in the order of the day sets forth, in short, the adoption of immediate measures for the subscription and payment, in national currency, by the end of 2016, to increase the capital in power distribution companies whose concessions have been extended upon approval, under the terms in items 3 to 8 in the order of the day, directly by the controlling shareholder the Federal Government, upon termination of the preemptive right by Eletrobrás, under the terms in Law No. 6,404/1976

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and Decree No. 1,091/1994, in the minimum amount of R$ 8 billion.

5.  Upon Joint Opinion No. 01/2016/COPAR/COAPI/SUPOF/STN/MF-DF, dated July 15, 2016, STN has rejected the terms in this item 2, considering that the proposal presented did not include the requirements needed for operationalization. Relevant justifications supporting

STN’s contrary opinion, the following should be noted:

"12. Under the budget point of view, Exhibit IV in Law No. 13,255/2016 (LOA 2016) sets forth an amount of R$ 5,950 million to be used for the interest held by the Federal Government in Eletrobrás. From this amount, R$ 1 billion has been transferred as Advancement for Future Capital Increase (AFAC). However, it is important to note that the LOA 2016 fails to include any provision for direct investment in power distribution companies of the Group, and neither sets forth the use of R$ 8 billion, thus, there are no credits available to meet the terms in item 2 in the agenda of the AGE.

( ... )

14. Also considering the legal aspects, it is important to note that Complementary Law No. 101/2000 – Law of Fiscal Responsibility (LRF) provides for under the terms in Article 26 that the destination of funds to directly or indirectly cover needs by individuals or debts of legal entities should be authorized by specific law, meet conditions set forth in the budget law and be provided for in the budget or in the additional credits, and these requirements, unless otherwise

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noted, apply also to state-owned companies, under the terms set forth in item I.

15. Regarding legal rules related to this matter, it is important to mention Article 2, caput of Law No. 9,619, dated April 2, 1998:

"Article 2 Upon effective acquisition of the shareholding control, under the terms set forth in the above article, CEAL, CEPlSA, CERON and ELETROACRE will be included in the National Program for Privatization - PND, and ELETROBRÁS shall be responsible for deploying economic-financial and administrative measures needed for privatization of said companies, under the terms in Law No. 9,491, dated September 9, 1997. (emphasis added)

16. According to the transcribed terms, the responsibility for eventual economic solution prior to the privatization shall be borne by Eletrobrás. Thus, in our understanding, there should be a specific law to make it viable to the Federal Government to invest on the Power Distribution Companies (EDEs), aiming to cover shortages and deploy economic-financial solution measures.” (emphasis added)

6.  In the same sense, according to Technical Note No. 9370/2016-MP, dated July 11, 2016, the DEST was contrary to item 2 in the order of the day, for the following reasons:

"7. Regarding the proposal of payment for capital increase in Power Distribution Companies, whose concessions have been extended upon approval, directly by the controlling shareholder the Federal Government, upon termination of the preemptive right of Eletrobrás, -in the minimum amount of R$ 8 billion (item 4.2 agenda), notwithstanding

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the ELETROBRAS’ understanding regarding the lack of need of legislative authorization for capital investments by the Federal Government directly in the Power Distribution Companies (Legal Opinion No. 5,771, dated December 7, 2015), the Direct Action for Unconstitutionality No. 1,649 expressly prohibits this type of investment.

8.  In addition, such investment could imply assumption of the shareholding control of these companies directly by the Federal Government, and there would be a possibility of having the Power Distribution Companies becoming companies that depend on funds from the National Treasury, which would have effects on the fiscal budget, thus causing negative impacts in the primary results, Considering the context, this Department is contrary to approving the capital increase.

9.  Note that Law No. 13,299/2016 approved the writing in item IX in Article 13 in Law No. 10,438, dated April 26, 2002, authorizing the refund by the Federal Government by 2017 of proven expenses incurred with fuels by April 30, 2016, and that have not been refunded according to requirements of economic and energetic effectiveness, including monetary adjustments, limited to the amount of R$ 3.5 million, as set forth under the terms in Provisional Measure No. 735, dated June 22, 2016."

7.  Under the legal point of view, this PGFN understands that the approval of this item of the order of the day is unviable, specifically regarding the investment by the Federal Government in the above-mentioned power distribution companies, which are subsidiaries controlled by Eletrobrás.

8.  The 1988 Federal Constitution authorizes only the direct and original holding of interest by the Federal Government, as shareholder, in the capital stock of some state-owned companies, which include exclusively

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two types of private law legal entities, namely: Mixed Economy Companies and Publicly-Held Companies

9.  Regarding subsidiaries controlled by these respective State-Owned Companies, interest may be held by the Federal Government indirectly, that is, upon investment in the Publicly-Held Company or Mixed Economy Company, which, in turn, is free to invest capital in its controlled companies.

10. Neither specialized doctrine or case law accept the understanding that a public entity would be free to directly invest in a subsidiary of a state-owned company. In other words, the interpretation that subsidiaries of state-owned companies, for purposes of capital investment, would be deemed as “second degree state-owned companies” is not accepted.

11. This is the conclusion, also, in the case law by the Federal Supreme Court - STF, in verbis:

"6. The concept of mixed economy company, then governed by the terms in Article 5, III in Decree-Law No. 200, dated February 25, 1967, has changed, specifically, by the terms in Decree-Law No. 900, dated September 29, 1969, imposing that it should be created by law, assuming the model of corporation, where the majority of shares are held by the Federal Government or entity of Indirect Public Administration, being characterized as private law entity and exploring economic activity.

7.  Both constitutional items under analysis are the ones that allow the State engagement in corporate activities. The first one – item XIX – addressed the authorization to create a mixed economy company, upon specific law, and the other – item XX – addressed

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the interest held by such mixed economy companies in other private companies, either by means of creation of subsidiaries or the affiliation of existing ones, which require legislative authorization. Note that item XIX refers to mixed economy companies which incorporation requires specific law: in item XX, the case is of interest held by mixed economy companies in other companies, which do not make such companies mixed companies. Therefore, neither subsidiaries or affiliates, even when authorized by law, are mixed economy companies. Now, if the lawmaker intended to provide the subsidiary with the nature of mixed economy company, in addition to expressly stating so in the specific rule, it would have also sought support under the terms in item XIX and not in item XX, because the former and not the latter governs the institution of this type of company." (ADI 1.649, Reporting Judge: Judge Maurício Corrêa)

12. Under reasons presented above, two conclusions are unquestionable. See.

13. Power distribution companies, controlled by Eletrobrás, are not included in the concept of Mixed Economy Company, considering the lack of specific rule setting so forth, as required under the terms in Article 37, XIX, in the 1988 Federal Constitution, and the case law by the STF.

14.  Consequently, there is no legislative authorization for the Federal Government to be shareholder of such companies controlled by Eletrobrás, that is, to make capital investments directly in the power distribution companies, as intended by the company management."

13.  It is evident that a decision for eventual dissolution of the EDEs, companies controlled by

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Eletrobrás, under privatization process, shall only be made by a controlling company, either by corporate decision (Article 206, I, "c" in Law No. 6,404/1976), or even factual necessity – termination of the corporate purpose of the company (Article 206, I, "a" in Law No. 6,404/1976).

14. In this aspect, the Legal Consulting of the Ministries of Mines and Energy and Planning, Development, and Management, have also analyzed and said:

"48. In this context, it is clear that the "extinction" of those companies should be under the terms in Law No. 6,404/1976, corporate decision (Article 206, I, "c" in Law No. 6,404/1976), or even factual necessity – termination of the corporate purpose of the company (Article 206, I, "a" in Law No. 6,404/1976).

49. And for that purpose, there is no need to issue any rule or authorization by the Federal Government.

50. The inclusion of such enterprises within the Program of Partnerships in Investments - PPI, under the terms in Decree No. 8,893/2016, does not make their privatization a requirement under the terms intended by the CPPI, which only suggests the model that is in the best interest of the Federal Government. When such model is not followed by the beneficiaries of the privatization – in this case, the distributors of Eletrobras – the provision set forth therein is simply prejudiced, which, again, was never binding.

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51. Thus, note that the Federal Constitution provides, unequivocally, that the creation of a mixed economy subsidiary, as well as the holding of interest in private company, depends upon legislative authorization. This is seen in Article 37, XX, in verbis:

Article 37 [...]

XIX - creation of autarchies and authorization to organize public companies,

mixed-capital companies, or foundations can only be accomplished by a specific law. In the latter case, it shall be left to complementary law to define the areas of their activity;

XX  - in each case legislative authorization is required for organization of subsidiaries of the entities referred to in the preceding subparagraph, as well as participation by any of them in a private company;

52. Notwithstanding, there has been no establishment that the "discontinuation" of such companies, by means of sale or dissolution, for instance, should be subject to the same treatment.

53. Well, according to the best understanding in the doctrine on this issue, the requirement of legal authorization to create mixed economy companies and to hold interest in other companies, as provided for in the constitutional text, and also addressed under the terms in Article 5 in Decree-Law No. 200/1967 and Articles 236 and 237 in Law No. 6,404/1976, have always aimed to limit uncontrolled expansion of large state-owned companies, namely referring to the multiplicity of subsidiaries of mixed economy companies starting in the 1960s (see, in this aspect, the teachings by Modesto Carvalhosa, in: Comentários à Lei de Sociedades Anônimas, [Comments to the Law of Corporations], 4th ed. Saraiva, 2009, p. 371).

54. Thus, the principle of legal authorization, included in the constitutional sphere by the 1988 Constitution, is used

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properly, to limit the actions of the State in the economic dominion, as entrepreneur, privileging the principle of free initiative, which is very solid in the current constitutional text.

55. Therefore, according to the principle of free initiative (Article 170, caput, IV, CF), the Federal Constitution limits the State expansion (Article 173, caput, CF), creating some rules for that, including the need to have prior legislative authorization for the State to intervene in the economic sphere, as entrepreneur, under the above-mentioned terms in XIX and XX in Article 37.

56. In this context, extinction of a subsidiary of a mixed economy company represents, in fact, the return to a normality situation under the scope of economic activities. In other words: an activity that should have been naturally explored by a private entity, but that, exceptionally, has been conducted by the State, will return for the private initiative, its usual sphere.

[...]

59. It should also be noted that the constitutional requirement referred to herein regarding the creation of subsidiaries and the participation of mixed economy companies into private companies does not refer, in any aspect, to the need to have “specific” legislative authorization.

60. In the case of Eletrobras, for instance, the law authorizing its creation, Law No. 3,890-A/1961, generically determined its action by means of subsidiaries, according to the original text in Article 15, in verbis:

Article 15. Eletrobrás shall operate directly or by means of subsidiaries or companies it becomes affiliate with.

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61. The current text of this article is transcribed below:

Article 15. - Eletrobrás shall operate directly or by means of subsidiaries or companies it becomes affiliate with, for compliance with its corporate purpose. (Text by Law No. 9,648/1998)

§  1 Eletrobras, directly or by means of its subsidiaries or controlled companies, may be associated with or without the investment of funds, to create consortiums, or to hold interest in companies, with or without controlling powers, in Brazil or abroad, destined directly or indirectly to explore power production, transmission, or distribution. (Text by Law No. 12,688/2012)

[ ... ]

And also in the same judgment, the Federal Court of Accounts consolidates an important conclusion, transcribed below:

50. Thus, considering the different treatment provided for by the Federal Constitution to the creation of subsidiaries and to the holding of interest in private company, which is not subject to specific law (item XX, Article 37, CF), the understanding is that there is no need of legislative authorization to sell this type of asset (subsidiary and interest in private company). This theory is reinforced by the argument that, if the mixed economy company have been entitled, upon legal authorization, with discretion to decide upon the creation of a subsidiary and its holding of interest in private company, for purposes of compliance with its business activities, it is logical to believe that it will also be entitled to decide upon the sale or termination of the subsidiary or interest, for the same purposes.

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[ ... ]

52. In view of these considerations, and objectively responding to an audit question raised in this representation, it is understood that there would be no need to have legislative authorization for the sale of subsidiary and interest in private company held by Petrobras, as most of the sales that have been made under the divestment program of the state-owned company, considering the lack of reserve to specific laws, under the terms in item XX, Article 37, CF. This argument is reinforced by the theory that if the mixed economy company have been entitled, upon legal authorization, with discretion to decide upon the creation of a subsidiary and its holding of interest in private company, there would be no reason to justify that, in the exercise of compliance with its business activities, this company would not be entitled to sell such assets without prior authorization in a specific law. (Emphasis added)

65. Some examples may be found in the market of fuels and energy, especially within the Petrobras group. The General Meeting of Petrobras has deliberated for the liquidation of Indústria Carboquímica Catarinense S.A. (ICC), subsidiary of the state-owned oil company. The liquidation of Nova Transportadora do Nordeste S.A. (NTN) is still pending a decision by the higher body, in the intent of concentrating activities that comprise the corporate purpose of the company within Transportadora Associada de Gás (TAG).

66. The extinction of a subsidiary may also occur according to models other than liquidation, like by means of a corporate incorporation operation. Even the Eletrobras group has already promoted this type of extinction, when it incorporated Linha Verde Transmissora de Energia (LVTE) by Eletronorte. Other subsidiaries have been terminated by incorporation recently, namely, BB Cor Participações S.A., incorporated by BB Corretora de Seguros e Administradora

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de Bens S.A.; Telebras COPA S.A., incorporated by Telebras; and Downstream Participações Ltda., incorporated by Petrobras.

67. In view of the above, the conclusion is that in the case of liquidation or dissolution of the companies as discussed hereunder, either as a corporate decision (Article 206, I, "c" in Law No. 6,404/1976), or even factual necessity – termination of the corporate purpose of the company (Article 206, I, "a" in Law No. 6,404/1976), no normative act is required to be issued by Public Authorities, as the constitutional requirement has been duly met under the terms in Law No. 3.890-A/1961, and there is no need to have specific legislative authorization to extinct the subsidiaries of a mixed economy company."

15. Now, I again repeat: this is a decision to be made by Eletrobrás, required to go through all the appropriate governance instances in this case, as determined by the corporate laws governing this matter, including its by-laws. Thus, I understand that this case does not require the issue of any specific normative act by the Public Authorities.

16. For illustration purposes, it is important to note that Eletrobras, regarding the corporate decision-making process related to the dissolution of EDEs, that in the 165th Extraordinary General Meeting, the company has deliberated, as seen in the summary7 of decisions made in Shareholders’ Meetings, regarding

7 http://eletrobras.com/pt/lmprensa/Sum%C3%A1rio%20das%20Decis%C3%B5es%2 0165%C2%AA%20AGE%20Eletrobras%20-%20Final.pdf24

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measures for the liquidation of EDEs – under privatization process – in two cases:

"11. Approve, by majority of votes, the return, at any time, of the concession of power distribution companies Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A, and the adoption of measures aiming their liquidation under the following circumstances: (i) the transfer of the shareholding control mentioned in item 9 above fails to occur by December 31, 2017; or (ii) the respective power distribution company fails to directly receive from the Federal Government or through fees, up until the transfer to the new controller, all funds and compensation needed to operate, maintain, and make investments that have been related to the utilities services of the respective power distribution company, maintaining the financial and economic balance, with no investment of funds, at any title, by Eletrobras, as set forth in item 9 above; "

III  CONCLUSION

17. In view of all the above, with exceptions included in items 4, 5, and 6 in this opinion, we have no objections against the conclusions inferred in Note 00592/2017/CONJUR- MME/CONJUR-MP/CGU/AGU, dated December 13, 2017, for reasons presented above.

18.  Thus, for the case under analysis, in accordance with the Legal Offices of the Ministries of

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Mines and Energy, and Planning, development, and Management, I understand, under the strict legal and corporate perspective, that: i) Article 23 in Law No. 8,029/1993 is fully inapplicable, due to the eventual incurrence of the terms in Article 5 in Decree No. 9,192/2017; and ii) Eletrobrás itself, either by a corporate decision (Article 206, I, "c" in Law No. 6,404/1976), or even factual necessity – termination of the corporate purpose of the company (Article 206, I, "a" in Law No. 6,404/1976), is responsible for proceeding with the acts related to eventual dissolution of the controlled companies, under privatization process, and later liquidation of said companies.

This is the opinion.

GENERAL COORDINATION OF CORPORATE AFFAIRS OF THE FEDERAL GOVERNMENT, ON [handwritten] December 18, 2017.

[signature]

JORGE RODRIGO ARAÚJO MESSIAS

Counsel of the National Treasury

In agreement. To be appreciated by the Assistant General Counsel of Fiscal and Financial Consulting.

GENERAL COORDINATION OF CORPORATE AFFAIRS OF THE FEDERAL GOVERNMENT, on [handwritten] December 18, 2017.

[signature]

JÚLIO CÉSAR GONÇALVES CORRÊA

General Coordinator

I approve. To be forwarded to the Legal Consulting Office of the Ministry of Mines and Energy, consulting entity.

COUNSEL GENERAL OF THE NATIONAL TREASURY, on [handwritten] December 19, 2017

[signature]

ANA PAULA LIMA VIEIRA BITTENCOURT

Assistant Counsel General of Fiscal and Financial Consulting

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.